Form 20-F
period 2006-12-31
Gmarket Inc.
filed 2007-05-08
CIK 1365241

As filed with the Securities and Exchange Commission on May 8, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 000-52060
GMARKET INC.
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 100 per share* American depositary shares, each representing one share of common stock	Nasdaq National Market

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq National Market pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
       Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: Shares, par value Won 100: 49,506,210
       Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐          No ☑
       If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes ☐          No ☑
       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑          No ☐
       Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated filer ☐          Accelerated filer ☐          Non-accelerated-filer  ☑
       Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑
       If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑

CERTAIN DEFINED TERMS
       Unless the context otherwise requires, references in this annual report to:

•	“Government” is to the government of The Republic of Korea;

•	“Gmarket,” “the Company,” “we,” “us,” “our,” or “our company” are to Gmarket Inc.;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“US$,” “U.S. dollars,” “US dollars,” or “Dollars” are to the currency of the United States; and

•	“Won,” “Korean Won,” or “W,” are to the currency of The Republic of Korea.
       For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2006, which was Won 925.40 to US$1.00.
       Discrepancies in tables between totals and sums of the amounts listed are due to rounding.
FORWARD-LOOKING STATEMENTS
       This annual report on Form 20-F for the year ended December 31, 2006 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “project” and similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should” or “could” occur, be taken or be achieved.
       Forward-looking statements include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting the retail industry, in particular the retail e-commerce industry in Korea, including new services that may be introduced, changes in consumer preferences and confidence levels, and discount pricing strategies by competitors;

•	the effect that economic, political or social conditions in Korea have on the volume of transactions on our e-commerce marketplace and our results of operations;

•	our growth strategies;

•	our ability to target, acquire and integrate the businesses of any acquired companies;

•	our future business development, results of operations and financial condition;

•	our ability to attract and retain customers;

•	the expected growth of the Korean retail e-commerce industry, development of the widespread use of the Internet and development of e-commerce in Korea; and

•	our ability to expand our network and system infrastructure to support increased traffic and expanded services.
       We caution you not to place undue reliance on any forward-looking statement which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are our management’s current expectation of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this annual report, and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We undertake no obligation to update or revise any forward-looking statement to reflect future events or circumstances.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
       Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
       Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data
       You should read the selected financial data below in conjunction with the financial statements and the related notes included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements and related notes thereto included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2002 (unaudited) and 2003 (audited) are derived from our annual financial statements and related notes thereto not included herein. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with U.S. GAAP.

	For the years ended December 31,

	2002		2003		2004		2005		2006		2006(1)

	(Unaudited)
	(in billions of Korean Won and millions of US dollars, except per share data)
Revenues:
Transaction fees	W	2.48	W	2.97	W	12.04	W	56.78	W	99.25	US$	107.25
Advertising and other		1.49		0.77		2.10		13.56		54.88		59.31

Total revenues		3.97		3.74		14.14		70.34		154.13		166.56
Costs and expenses:
Cost of revenues		3.22		3.06		8.42		36.69		78.95		85.32
Sales and marketing		0.59		1.04		5.36		24.80		46.43		50.17
General and administrative		1.25		1.31		1.91		5.29		14.57		15.75

Total costs and expenses		5.06		5.41		15.69		66.78		139.95		151.24

Operating Income (loss)		(1.09)		(1.67)		(1.55)		3.56		14.18		15.32
Other income (expenses):
Interest income		0.01		0.01		0.13		1.40		5.19		5.61
Others, net		0.39		(0.10)		(0.02)		—		0.20		0.22

Income (loss) before income tax expenses		(0.69)		(1.76)		(1.44)		4.96		19.57		21.15
Income tax benefits (expenses)		—		—		—		0.13		(3.29)		(3.55)

Net income (loss)		(0.69)		(1.76)		(1.44)		5.09		16.28		17.60

	For the years ended December 31,

	2002	2003	2004	2005	2006	2006(1)

	(Unaudited)
	(in billions of Korean Won and millions of US dollars, except per share data)
Accretion of preferred shares	—	—	—	(0.17)	—	—
Amount allocated to participating preferred shareholders	—	—	—	(1.56)	(1.26)	(1.36)

Net income (loss) applicable to common shareholders	(0.69)	(1.76)	(1.44)	3.36	15.02	16.24
Earning per share— basic	(29)	(73)	(60)	124	371	0.40
Earning per share— diluted	(29)	(73)	(60)	108	345	0.37
Weighted average number of shares— basic(2)	24,000,000	24,000,000	24,000,000	26,963,014	40,468,471	40,468,471
Weighted average number of shares— diluted(2)	24,000,000	24,000,000	24,000,000	30,939,377	47,177,311	47,177,311

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 925.4 to US$1.00, the noon buying rate in effect as of December 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent amount of common shares.

	As of December 31,

	2002		2003		2004		2005		2006		2006(1)

	(Unaudited)
	(in billions of Won and in millions of US dollars)
Assets
Cash and cash equivalents	W	0.93	W	1.04	W	19.10	W	36.90	W	34.93	US$	37.75
Cash on deposit		—		—		6.10		45.30		134.40		145.23
Restricted cash		—		0.10		1.50		2.10		6.40		6.92
Total current assets		2.95		2.64		30.90		103.06		218.67		236.30
Total assets		3.65		3.69		33.14		121.06		248.10		268.10
Amounts payable to sellers		2.72		4.02		24.15		93.46		103.60		111.95
Total current liabilities		3.13		4.91		28.63		110.92		139.84		151.11
Total liabilities		3.85		5.49		29.10		111.35		141.23		152.62
Convertible redeemable preferred shares(2)		—		—		7.17		—		—		—
convertible preferred shares(2)		—		—		—		7.34		—		—
Total shareholders’ equity (deficit)		(0.20)		(1.80)		(3.13)		2.37		106.87		115.48
Total liabilities, preferred shares and shareholders’ equity		3.65		3.69		33.14		121.06		248.10		268.10

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 925.4 to US$1.00, the noon buying rate in effect as of December 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represents all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent amount of common shares.

	As of and for the years ended December 31,

	2002		2003		2004		2005		2006		2006(1)

Operating Data GMV(2)	W	15.71	W	65.13	W	224.50	W	1,080.86	W	2,268.20	US$	2,451.05
Aggregate registered users(3) (000’s)		536.80		781.87		2,388.02		7,191.36		10,967.00		—
Average monthly unique visitors(4) (000’s)		356.24		1,256.75		4,859.00		12,368.25		16,475.67		—

Notes:

(1)	The Won amounts are expressed in Dollars at the rate of Won 925.4 to US$1.00, the noon buying rate in effect as of December 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	In billions of Won and millions of Dollars. Gross Merchandise Value, or GMV, represents the aggregate value of all products sold on our website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. Therefore, we believe that for an e-commerce company such as ourselves, GMV provides additional information on the company’s operating performance. However, GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than we do.

(3)	Includes both buyers and sellers who have registered with us as of the end of the period.

(4)	Represents the average number of monthly unique visitors to our website during the period. Source: Metrix Corporation.
Exchange Rates
       The following table sets forth information concerning the noon buying rate for the years 2002 through 2006 and for each of the months in the six-month period ended April 30, 2007, expressed in Won per US dollar.

	At end of	Average
Period	period	rate(1)	High	Low

		(Won per US$1.00)
2002	W1,186.3	W1,242.0	W1,332.0	W1,160.6
2003	1,192.0	1,183.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	925.4	950.1	913.7	1,002.9
November, 2006	929.0	935.4	942.1	929.0
December, 2006	925.4	925.0	931.6	913.7
January, 2007	941.0	936.8	942.2	925.4
February, 2007	942.3	936.9	942.3	932.5
March, 2007	937.0	942.9	949.1	937.2
April, 2007	931.0	930.7	937.0	926.1

Source: Federal Reserve Bank of New York.
Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

3.B.	Capitalization and Indebtedness
       Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds
       Not applicable.

3.D.	Risk Factors
Risks Related to Our Business
We operate in an extremely competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can charge for our services.
       The retail e-commerce industry in Korea is extremely competitive, and we expect that competition in this area will continue to increase. We compete directly with Auction.co.kr, an e-commerce marketplace operated by Internet Auction Co., Ltd., which is a subsidiary of eBay Inc. Our other competitors include Interpark Corporation, our largest shareholder, d&shop Co., Ltd., and other e-commerce marketplaces such as Mple Online, which is a subsidiary of CJ Home Shopping and Daum Onket, which is a subsidiary of d&shop Co., Ltd. We also compete against GS Home Shopping, which operates two online retail websites, CJ Home Shopping and other online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com. We currently compete indirectly with Internet portals in Korea, such as Naver.com and Nate.com. We may also face increased competition from bigger and financially stronger players resulting from industry consolidation. In addition, as the barriers to entry for Internet-related businesses are relatively low, potential new entrants into the e-commerce industry could include traditional and non-traditional retailers, including Internet portals, telecom operators and cable service providers. Further, we believe that the increased use of emerging technologies, including mobile commerce, Internet Protocol Television (IPTV), Digital Multimedia Broadcasting (DMB), among others, may allow other competitors to indirectly compete with e-commerce marketplaces such as ourselves in the future.
       Many of our competitors have longer operating histories, better brand recognition and significantly greater financial resources than we do. The management of some of these competitors may have more experience in implementing their business plan and strategy and may be more successful in increasing the number of buyers and sellers on their websites, as well as increasing the gross merchandise value of products sold on their websites. Also, we expect existing and potential new competitors to pursue their business plans aggressively, which is likely to have a negative impact on the level of transaction and advertising fees we can charge. We expect that our costs related to marketing and human resources will increase as our competitors undertake marketing campaigns to enhance their brand name and increase the volume of business conducted through their websites.
       We expect many of our competitors to expend financial and other resources to improve their network and system infrastructure, including website design and logistics network, in order to compete more aggressively. Our inability to adequately address these and other competitive pressures will likely have a negative impact on the level of fees we can charge for our services, including fees for our advertising services, as well as increase the costs and expenses associated with growing our user base, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.
       We incurred losses from our operations for the years ended December 31, 2002, 2003 and 2004, and achieved profitability for the first time since our inception in the year ended December 31, 2005. For the year ended December 31, 2006, our income from operations increased by 298% compared to the previous year. Although we have experienced significant growth in revenues over the past several years, no assurance can be given that such trend will continue at the recent pace, including as a result of market saturation, maturity and other factors. Our future profitability will depend upon our ability to successfully implement our key strategic initiatives in a timely and cost efficient manner. Also, our profitability will depend on many other factors, many of which are beyond our control, including the general macroeconomic conditions, consumer confidence, consumer spending levels and the continued growth of the retail e-commerce industry in Korea.
We have a limited operating history and may be subject to risks inherent in early stage companies, which may make it difficult for you to evaluate our business and prospects.
       We have a limited operating history upon which you can evaluate our business and prospects. We were incorporated in April 2000 and launched our e-commerce marketplace in May 2000. You must consider our business and prospects in light of the risks and difficulties we face as an early stage company with a limited operating history and should not rely on our past results as an indication of our future performance. In particular, our management may have less experience in implementing our business plan and strategy compared to our more well-established competitors, including our strategy to increase our market share and build our brand name. In addition, we may face challenges in planning and forecasting accurately as a result of our limited historical data and inexperience in implementing and evaluating our business strategies. Our inability to successfully address these risks, difficulties and challenges as a result of our inexperience and limited operating history may have a negative impact on our ability to implement our strategic initiatives, which may have a material adverse effect on our business, prospects, financial condition and results of operations.
Our inability to adequately address the operational, network and system infrastructure and human resources challenges of managing a rapidly growing business may have a negative impact on our ability to implement our strategic initiatives.
       We have experienced significant growth over the past several years and expect our business to continue to grow if we are successful in implementing our key strategic initiatives. The growth of our business has required the significant attention of our management and expenditure of other resources and will likely continue to strain our operational, network and system infrastructure and personnel. In order to properly manage this planned growth, we must improve our operational systems, expand our network and system infrastructure, retain and hire qualified personnel and enhance the effectiveness of our operational controls and procedures. Our inability to manage this planned growth may prevent us from providing an attractive and reliable website to consumers, efficiently processing sales transactions, due to, for example, unplanned network and system shutdowns or inadequate levels of customer service, which could negatively impact our brand name and reputation and may result in us not being able to attract and retain users. As a result, we may not achieve our desired growth in user base and GMV, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
If we are unable to successfully implement some or all of our major strategic initiatives in a timely manner, our ability to maintain and improve our leading market position may be negatively impacted.
       Our strategy is to improve our leading market position by implementing certain key strategic initiatives, which include the following:

•	continuing to build our brand and expand our user base;

•	focusing on user loyalty and website enhancement;

•	continuing to expand product categories and introduce new service offerings; and

•	pursuing growth outside of Korea.
       We cannot assure you that we will be successful in implementing any or all of these key strategic initiatives. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. No assurance can be given that any of our innovations and service introductions will be successful. Consumer tastes and preferences change rapidly and no assurance can be given that we will be able to anticipate and address such changes so that we can maintain and improve on our leading market position. The success of our growth strategy abroad, whether through acquisitions, investments, joint ventures or internal growth will depend on the availability of suitable acquisition and investment candidates, our ability to effectively attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms and the availability of financing to complete such acquisitions, investments or joint ventures, among other factors, as well as our ability to successfully grow our business internally should no acquisition, investments or joint venture opportunities become available. Also, to date, we have not made any major investments or acquisitions, and our management does not have experience acquiring other companies and integrating the businesses and personnel of such companies into our organization.
       If we are unable to successfully implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our leading market position may be negatively impacted, which may have a material and adverse effect on our business and prospects, competitiveness, leading market position, brand name, financial condition and results of operations.
As the regulatory framework and laws governing the retail e-commerce industry in Korea are quickly evolving, we may not be able to comply with new regulations or changes to the existing regulations on a timely basis, which may harm our business and our reputation.
       As the retail e-commerce industry in Korea has grown significantly over the past several years, the Korean government has intensified its efforts to regulate the commercial activities of e-commerce companies and other entities participating in this industry, including us. These efforts include enacting new regulations, making changes to the existing laws and regulations, and monitoring and enforcing more aggressively the compliance of these laws and regulations. Although we continue to monitor these changes and take steps to comply with current and new requirements, we cannot provide assurances that we will be able to comply fully with all requirements under current and new regulations on a timely basis, which, in turn, may harm our business and our reputation. In addition, we will incur additional costs associated with complying with such current and emerging regulations, including costs associated with establishing new policies and investing more capital in new technologies and infrastructure. See “Laws and Regulations.”
       Furthermore, as the e-commerce industry in Korea gains more popularity and visibility among the general public, we believe that various political organizations, non-governmental organizations (NGOs) and special interest groups, among others, may attempt to initiate reforms or additional guidelines that make it more difficult for e-commerce marketplaces such as ourselves to operate profitably in Korea.
Security risks related to online purchases, including loss or theft of important user information, hacking and credit card fraud and possible violations of laws relating to the maintenance and use of sensitive information and credit card and payment services, or other misuse of our e-commerce platforms may harm our business and our reputation.
       We are subject to regulations relating to privacy, maintenance and use of confidential information of our users. Sales on our website require the transmission and maintenance of sensitive and confidential data, including national identification numbers, bank and credit card information. Loss, hacking or theft of sensitive data stored on our information technology systems may occur. In addition, due to the high volume of transactions that occur on our website on a daily basis, it is impracticable for us to monitor every transaction that takes place through the use of our platforms. Notwithstanding the best efforts of our service quality management team to monitor and minimize, to the extent possible, potentially fraudulent credit card transactions or other misuse occurring through our website, such transactions and activities may occur undetected. Also, as we do not check or obtain signatures for credit card purchases, we may be liable for fraudulent credit card transactions. Any such occurrence could harm our reputation, cause users to lose confidence in our security systems and to not make purchases on our website and also subject us to lawsuits, sanctions, fines or other penalties. Depending on our agreements with various credit card companies, we share a certain portion of any losses resulting from fraudulent credit card purchases with the credit card issuer.
If we are unable to adapt or expand our existing technology infrastructure to accommodate greater trading volume and increased number of products available for sale, we may not be able to achieve our growth objectives.
       Our network and system infrastructure, including our network and systems hardware, software and communications systems, must support significant amounts of data, information and transaction volume generated by the high number of buyers, sellers and products offered on our e-commerce marketplace. In addition, our strategy contemplates significantly growing our business in the future. Accordingly, we must upgrade and expand our infrastructure to accommodate the increasing activity level on our website. Failure to upgrade our network and system infrastructure in a timely and efficient manner may result in system disruptions, delays, downtime and loss of data. The occurrence of any such event will likely damage our reputation and brand name, as well as our ability to implement effectively our growth strategies, in particular, our strategy to increase our user base and GMV.
Interruptions or failures of our network and systems infrastructure, including our communications systems, could lead to significant downtimes, interruptions and loss of data, which could damage our reputation and brand name and harm our business, financial condition and results of operations.
       Our ability to provide a high-quality e-commerce marketplace depends on the continuing, uninterrupted operation of our network and systems infrastructure, including our hardware, software and communications systems, especially given our rapidly growing user base and transaction volume. We have from time to time experienced disruptions in our systems for periods ranging from a few minutes to a few hours as a result of human and technical errors and systems overload from a significant volume of transactions occurring over our network. No assurance can be given that our procedures and network and system capacity will be sufficient to prevent future slowdowns or disruptions, or that our future growth will not necessitate future outlays to further build-out our network and system capacity. Any such failures, slowdowns or disruptions will likely have a material adverse effect on our business, prospects, financial condition and results of operations and will have a significant negative effect on our reputation and may result in us losing users, who may migrate to our competitors’ sites.
       Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, a data center operated by Dacom Corporation, and the Korean Internet Neutral Exchange, both located in Seoul, and certain other equipment are located within our headquarters building. Such infrastructure systems are vulnerable to damage or interruption as a result of war, earthquakes, floods, fires, power loss, telecommunications failures, human error and other similar events. In addition, we maintain network connections with certain of our registered sellers for the maintenance of inventory and provision of customer support functions, and rely on our network and communications infrastructure to communicate with our delivery providers in order to provide a seamless and efficient service to buyers and sellers. Also, we rely on the efficient and uninterrupted service of various third parties, including telecommunications companies, credit agencies and credit card issuers, among others. Any disruptions in the operations of these third party providers due to failures in their technology and network connections will negatively impact our ability to provide our services.
       The frequent recurrence and persistence of network interruptions, slowdowns or loss of critical data would likely have a long-term negative impact on our reputation and brand name and is likely to have a negative impact on the growth of our user base and GMV, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.
We are dependent on certain key members of our senior management team and the loss of such personnel may have a material impact on our ability to achieve our business objectives, including our ability to manage our rapid growth and successfully implement our strategic initiatives.
       Our success depends heavily on retaining the services of certain key members of our senior management team. If any one or more of such executives leaves his position or is otherwise unable to perform his duties for an extended period of time and we are unable to find suitable replacement personnel in a timely and cost efficient manner, our business may be disrupted and we may not be able to achieve our business objectives, including our ability to manage our rapid growth and successfully implement our strategic initiatives. We believe that the loss of our representative director and chief executive officer, Mr. Young Bae Ku, who has been with us since our inception and who has been instrumental in our ability to achieve significant growth over the past several years, would have a material adverse effect on our business. We do not have any long-term employment agreements with any of our employees or executive officers.
       We must also continue to seek ways to retain and motivate all of our other employees through various means, including through enhanced compensation packages. In addition, we will need to hire more employees as we continue to implement our key strategy of building on our leading market position and expanding our business. Competition for qualified personnel in the areas in which we compete remains intense and the pool of qualified candidates is limited. Our inability to attract, hire and retain qualified staff on a cost efficient basis may have a material adverse effect on our business, prospects, financial condition, results of operations and ability to successfully implement our growth strategies.
Investigation by the Korean National Tax Service of certain sellers who list and sell products on our website may decrease the volume of e-commerce transactions conducted on our website.
       The Korean National Tax Service, or the NTS, has recently conducted a tax investigation of certain e-commerce marketplace sellers, including some of those who sell on our website. At the request of the NTS, we provided certain records relating to sales transactions conducted on our website by these sellers. Although the NTS has not begun, or announced an intent to begin, any prosecution against us in connection with such investigation, the NTS may at any time conduct new tax investigations to ascertain whether e-commerce sellers, including sellers who use our website, owe taxes, including value-added taxes, with respect to the sales made on our website.
       In addition, pursuant to the amended Presidential Decree of the Value Added Tax Act, which will become effective on July 1, 2007, we will be required to take steps to facilitate the collection of value-added taxes by the NTS from our sellers who do not hold a tax ID. From July 1, 2007, any of our sellers may designate us as his or her tax agent, delegating to us the handling of value-added tax matters such as tax ID registration, tax filing and tax payments, among others; provided, that, (i) such seller sells taxable products or services through our website 10 times or more for either the first half or the second half of any calendar year (“Taxable Period”), (ii) the value of such goods or services of such seller for any Taxable Period is between Won 6 million and Won 12 million and

(iii) such seller does not have a stand-alone store or a registered tax ID. We will be required to provide a list of all of our sellers that meet the foregoing three criteria to the NTS. With respect to those sellers whose volume was more than Won 12 million for any Taxable Period, we are required to instruct such sellers to register for a tax ID with the Government and instruct them to pay any value-added taxes owed by them.
If the Korea National Tax Office determines that we do not qualify as a Tax-Benefit Business, we may not enjoy certain statutory tax benefits and may be required to pay back-taxes and statutory interest.
       Under the Special Tax Treatment Control Law of Korea, a certified venture company may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for the subsequent three years (or five years for any designated venture companies certified by the Government before January 1, 2004), if (a) the company is certified by the Government as a “designated venture company” within two years from its incorporation and continues to satisfy certain requirements, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.
       We were certified by the Government as a “designated venture company” in March 2001, and after the renewal of certification, our certification is valid until June 2008. As part of our annual tax return process with the Korea National Tax Office, we reported our business classification in line with our business registration statement, as an eligible business falling under one of the categories of “Tax Benefit Business” under the Special Treatment Control Law. To date, we have not received any objections from the Korea National Tax Office regarding our claim of such tax benefit. Notwithstanding our continued belief that we qualified for such tax benefit and the lack of objections from the Korea National Tax Office regarding our prior tax returns thus far, in the event that the Korea National Tax Office audits us and determines that we were, in fact, not entitled to such tax benefit, we may be required to pay back-taxes in the amount applicable to such claimed deduction and statutory interest. See “Laws and Regulations— Laws Relating to Tax Benefits.”
If we fail to adequately staff our accounting and finance department with the appropriate complement of experienced employees, we may be unable to improve our system of internal controls over financial reporting so as to comply with the ongoing reporting requirements applicable to a public company in the United States.
       We have identified significant deficiencies (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal control over financial reporting. Most of these deficiencies relate to the resources we currently have in place to meet our accounting and financial reporting requirements, which in turn contribute to the existence of other deficiencies related to our internal control over financial reporting including, but not limited to, our ability to produce financial statements in a timely and accurate manner in accordance with U.S. GAAP. In order to address such deficiencies, we have hired additional finance and accounting personnel and continue to evaluate the need to add additional resources to assist us in the preparation of our financial statements under U.S. GAAP and to assist us in improving our system of internal control over financial reporting. However, there can be no assurance that such efforts will significantly further improve our system of internal control over financial reporting.
       Beginning with the year ending December 31, 2007. Section 404 of the Sarbanes-Oxley Act will require us to, among other things, maintain an effective system of internal control over financial reporting, and will require our management to provide a certification on the effectiveness of our internal control on an annual basis. In 2006, we continued the preparation for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take corrective actions accordingly for their remediation. We cannot assure you that we will be able to complete the documentation, testing and, if appropriate, remediation work necessary to comply with Section 404 of the Sarbanes-Oxley Act, or that we or our independent public accountants will not identify material weaknesses in our internal control.
The listing or sale by our users of pirated, counterfeit or other illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.
       We have received in the past, and we may receive in the future, communications alleging that certain items listed or sold by sellers on our website infringe upon third-party copyrights, trademarks and trade names, or other intellectual property rights of others. Although we have sought and continue to seek to prevent and eliminate the listings of such goods, no assurance can be given that such goods will not be listed and that if such goods are listed, we will not be held liable to those parties claiming an infringement of their intellectual property rights. Holders of intellectual property rights have been active in defending their rights against e-commerce companies, and we expect such activity to increase in the future, including lawsuits against companies thought to have violated or infringed upon their intellectual property rights. If we are held liable in any such litigation brought against us in the future, we may be subject to substantial damages.
       Also, illegal items such as drugs, weapons and other regulated or prohibited items may be listed, displayed or sold on our website notwithstanding our efforts to prevent such items from being listed, sold or displayed. Similarly, we are aware that adult materials that may be subject to regulation have been listed and may have been viewed by users and visitors who are minors notwithstanding our efforts to limit the viewing of such adult materials to adult users only. Also, regulated items such as adult, alcohol and tobacco products may be sold in violation of applicable regulations, subjecting us to potential civil, criminal and administrative actions. We have a service quality management team which is responsible for monitoring reports of listing, display and sales of pirated, counterfeited, prohibited or regulated products. Our inability to prevent such items from being listed, displayed or sold may subject us to lawsuits, sanctions, fines or other penalties, which is likely to adversely affect our business and harm our reputation.
Increases in the amount of fees charged by delivery companies, credit card fees charged by credit card issuers and value-added tax levied by the Government may decrease the volume of transactions which take place on our website and may negatively impact our net income.
       If delivery companies in Korea were to significantly raise delivery rates for any reason, buyers may be less willing to purchase goods over the Internet, choosing instead to make purchases at department stores or other traditional retail outlets, thus eliminating the need to pay a delivery charge. In addition, because we do not pass on to the sellers the credit card fees charged by credit card issuers, any increases in such fees without a corresponding increase in our transaction fees will have a negative impact on our net income. In addition, any increases in value-added taxes levied by the Government could decrease the volume of transactions on our website. Any such developments may have a negative effect on our GMV, as well as our ability to attract and retain users and is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.
Interpark Corporation, which operates a competing retail e-commerce marketplace, is our largest shareholder and may, together with its affiliates, exercise significant control over us and may take actions which may be adverse to our interests.
       Interpark Corporation, our largest shareholder, and its affiliates own approximately 37.2% of our common shares. As 37.2% shareholders of our common shares, Interpark and its affiliates may undertake various actions which may be adverse to our interests or prevent us from taking actions beneficial to our business. They may call for an extraordinary shareholders meeting to approve certain actions which may be adverse to our interests or to reject certain business decisions made by us by vetoing, in a shareholders meeting, certain material or extraordinary transactions which may benefit our business, including among others:

•	the amendment to our articles of incorporation;

•	dismissal of our directors;

•	reduction of capital;

•	merger or dissolution;

•	transfer of all or substantial part of our business;

•	acquisition of all or a part of the business of another company, which significantly affects our business; or

•	such other matters required to be adopted by a special resolution at the general shareholders meeting under the relevant laws and regulations or our articles of incorporation.
       In addition, Mr. Ki Hyung Lee, the chairman and co-chief executive officer of Interpark, and Mr. Sang Kyu Lee, the co-chief executive officer of Interpark, currently serve as members of our board of directors. Conflicts of interest could arise between us and Interpark relating to the nature, quality and pricing of goods and services provided to each other, any payment of dividends by us to our shareholders and general issues relating to achieving our strategic initiatives as well as maintaining or increasing our profitability. Such conflicts may be resolved in a manner unfavorable to us in part due to the significant control which Interpark may exercise over us, and may negatively impact our ability to implement our strategic initiatives in a timely manner, our business, prospects, financial condition and results of operations.
       Furthermore, Interpark operates a competing retail e-commerce marketplace and Interpark or any of its subsidiaries and affiliates may broaden their businesses and increase the range of products and services that they offer, particularly into businesses that compete directly with those which we operate, which may negatively affect our business, prospects, financial condition and results of operations.
Our industry has historically experienced seasonality, which we expect to continue and which could cause our operating results to fluctuate.
       Due to the significant growth of our business in the past three years, we are not yet able to ascertain with a degree of certainty the impact of seasonality on our financial condition and results of operations. We believe that as our growth rate slows, the seasonality effects will become more apparent, and we expect those effects to be similar to that of other retailers in Korea, which generally have higher sales volume in the fourth quarter of each year.
Our success is tied to the continued use of the Internet for shopping and the reliability and adequacy of the Internet infrastructure in Korea. If consumers are unwilling to use the Internet to purchase goods for any reason, we may not be able to achieve our desired revenue growth.
       Our business is substantially dependent upon the continued use of the Internet as an effective medium of business and communication by consumers. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Also, Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. The demand for and acceptance of products sold over the Internet are highly uncertain. Failures by some e-commerce retailers to meet consumer demands could result in consumer reluctance to use the Internet as a means for commerce. The decreased use of the Internet for any reason is likely to have a negative impact on our GMV, which will have a material adverse effect on our financial condition and results of operations.
We incur increased costs as a result of being a public company in the United States.
       We incur legal, accounting and other expenses that we did not incur prior to our listing on the Nasdaq, including costs associated with our public company reporting requirements under the Securities Exchange Act of 1934, as amended. We incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act as well as new rules implemented by the Securities and Exchange Commission and the NASD, including, in particular, the need to establish an enhanced system of internal control over financial reporting. These rules and regulations increase our legal, accounting and financial compliance costs and make certain corporate activities more time-consuming and costly. These new rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs or the impact such costs may have on our results of operations.
Risks Related to Intellectual Property
We may be subject to intellectual property infringement claims which may divert significant resources, require us to pay monetary damages and prevent us from using certain technology that we currently use in our business.
       The e-commerce industry requires the use of significant technology, requiring us to either develop internally or obtain and license patents, copyrights, trademarks, service marks, trade secrets and other similar intellectual property rights from third parties. We may be subject to claims with respect to intellectual property in the future, which, whether such claims have merit or not, may divert significant resources, both financial and managerial, to defending such claims. If any such claims are determined against us, we may be enjoined from using certain technologies, may be required to pay monetary or civil damages and may be required to pay royalty or other payments for the use of technology. No assurance can be given that we could develop or obtain other alternative technology, that we could obtain rights to continue to use such technology or that the amounts required to be paid in monetary or civil damages or in the form of higher royalty payments will not have a material adverse effect on our business, financial condition and results of operations.
We rely on intellectual property right protection for our trademarks, service marks and other intellectual property rights and if such rights are not adequately protected, we may not be able to successfully build our brand.
       We seek to protect our intellectual property rights through the use of patents, copyrights, trademarks, service marks, trade secrets and other similar intellectual property protection and we regard our ability to protect such rights as being critical to our reputation, business and prospects. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and www.gmarket.com, and have secured the rights to use 50 other variations of our domain names for a number of other markets, including Japan, China, Taiwan, India, France, Italy and Mexico. We have also obtained eight business model patents in Korea. Our efforts in protecting our proprietary rights may not be effective in preventing others from using and infringing upon our rights, which may harm our reputation, business, financial condition and results of operations. Monitoring unauthorized use of our proprietary rights is difficult, time consuming and expensive. In addition, if we discover a violation of any of our rights, we must seek to enforce our rights in various tribunals and the courts, which would be costly and divert management resources from our business.

       The Korea Intellectual Property Office rejected our service mark application for the exclusive use of our trade name in both Korean and English language forms on the grounds that they are simple and common marks, not eligible for registration as service marks under the Korean Trademark Act. We are appealing such finding with various authorities and may ultimately seek redress in court. Although the final outcome is unclear at this time, if our applications for the service marks are not accepted, we may not have the exclusive right to such names under the Korean Trademark Act. However, although no assurance can be given that we will ultimately prevail on the merits, pursuant to the Korean Unfair Competition Prevention and Trade Secret Protection Act, we may be able to pursue an enjoinment action against others who attempt to use our trade name in the future on the grounds that our trade names are well-known to the general public in Korea. Our inability to stop third parties from using our brand names may hurt our reputation, impede our ability to improve our brand name recognition and harm our business.
Risks Related to Doing Business in Korea
Our business may be adversely affected by developments affecting the Korean economy.
       We have historically generated all of our revenues from operations in Korea. Our future performance will depend on Korea’s future economic growth. Adverse developments in Korea’s economy as a result of various factors, including economic, political and social conditions in Korea, other countries in Asia or the United States may have an adverse effect on consumer spending which may not allow us to achieve our desired revenue growth.
       The economic indicators in the past few years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Factors that may impact the Korean economy include, among others, the financial performance of Korean conglomerates, or chaebols, and their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols, loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols, lower levels of consumer confidence and a slowdown in consumer spending, an unanticipated deterioration of consumer credit quality, deterioration of the financial health and liquidity of Korean financial institutions and the financial sector in general, adverse movements in interest rates, foreign exchange rates and commodity prices, such as oil and other natural resources, economic, political and social instability of certain of Korea’s largest trading partners, including, in particular, China, the United States and Japan, or deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy, the outbreak of the bird flu or other similar contagion or pandemic, the occurrence of natural disasters, social and labor unrest and political uncertainty or increasing strife among or within political parties in Korea. Also, adverse geo-political developments and the outbreak of armed conflict may have an overall negative impact on the world’s economy and on the Korean economy. Any such developments will likely have a material adverse effect on our business, prospects, financial condition and results of operations.
Increased tensions with North Korea could have an adverse effect on us and the price of the ADSs.
       Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected.
       In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea.
       In February 2007, the six parties entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. We cannot assure you that these recent events constitute a final agreement on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will fulfill its obligations under such accord.
       In addition, in October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2008. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing.
       Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.
Fluctuations in the exchange rate between the Won and the Dollar will affect our results of operations in Dollars and the price of our ADSs.
       Currently, all of our revenues and expenses are denominated in Won. Fluctuations in the exchange rate between the Won and the Dollar will affect our results of operations in Dollars and the price of our ADSs. Fluctuations in the exchange rate between the Won and the Dollar will also affect the amounts a registered holder or beneficial owner of ADSs will receive from the depositary in respect of dividends in Dollar terms, if any, which will be paid in Won to the depositary and converted by the depositary into Dollars. For historical exchange rate information, see “Exchange Rates.”
Your ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of your investment in our ADSs.
       Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial offering and all subsequent offerings of ADSs and stock dividends or other distributions relating to ADSs), such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement. We have consented to any such deposit which exceeds the number of common shares to be deposited by us as mentioned above, so long as such deposit would not violate our articles of incorporation or applicable Korean law.
       Under the terms of the deposit agreement, no consent is required for the deposit of common shares obtained through a dividend, free distribution, rights offering or reclassification of such shares. In addition, we do not currently have any plans to list our common shares on any stock exchange or organized trading market in Korea, nor do we have any obligation to do so, and, as a result, if a holder surrenders ADSs and withdraws common shares, such holder may not be able to sell his shares, other than in an off-market transaction.
Investors in our ADSs may not have preemptive rights and may suffer dilution.
       You may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of your holdings. The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation. Under our articles of incorporation, we may issue new shares up to 60% of our total outstanding shares pursuant to a board resolution to persons other than existing shareholders only:

•	if we offer subscription for new shares or issue them to subscribers in accordance with the Securities and Exchange Act of Korea;

•	if we issue new shares by general public offering by a resolution of the board of directors in accordance with the Securities and Exchange Act of Korea;

•	if we preferentially issue new shares to members of our employee stock ownership association in accordance with applicable laws and regulations;

•	if we issue new shares upon the exercise of stock options in accordance with applicable laws and regulations;

•	if we issue new shares pertaining to the issuance of any depository receipts;

•	if we issue new shares to entities other than our shareholders, such as domestic or foreign financial institutions or foreign investors, for the purposes of long-term development or funding necessity; or

•	if we issue new shares in order to achieve a business purpose, including, but not limited to, introduction of new technology or improvement of our financial structure.

       Accordingly, if we issue new shares to persons other than our shareholders based on such exception, a holder of our ADSs will experience dilution of such holdings. If none of the above exceptions is available, we will be required to grant preemptive rights when issuing additional common shares under Korean law. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interest in us.
       In connection with the purchase of our common shares by Yahoo! Korea from A. Bohl Praktijk B.V., a Dutch limited liability company, or DutchCo, Yahoo! Korea entered into a shareholders agreement with us, Interpark Corporation and DutchCo, which provides for, among other things, preemptive rights to Yahoo! Korea even in circumstances when certain other of our shareholders would not be entitled to such rights. DutchCo is an investment vehicle of Oak Investment Partners IX, LP and its affiliated funds, which are managed by Oak Associates IX, LLC, as the general partner of the funds.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
       Interpark Corporation, and its affiliates own approximately 37.2% of our ADSs. Yahoo! Inc., and its affiliates own approximately 10.1% of our ADSs. If any of our major shareholders, including Interpark Corporation or Yahoo! Inc., and their respective affiliates, decides to sell substantial amounts of our ADSs in the public market or if there is a perception of their intent to sell the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs.
The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a corporation incorporated in the United States.
       Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a corporation incorporated in the United States. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a corporation incorporated in the United States. Although the concept of “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a corporation incorporated in the United States. In addition, the standard of disclosure for Korean companies may be materially less onerous than those applicable to companies incorporated in the United States, making our public disclosure less timely or less comprehensive than those made by companies incorporated in the United States.

As an ADS holder, you will not be treated as our shareholder and you may not be able to exercise voting rights.
       As a holder of ADSs, you will have rights as a holder of ADS. Such rights will be determined only in accordance with the terms of the deposit agreement which is governed by New York law and are different than those of a holder of our common shares, which are governed by our articles of incorporation and the Korean Commercial Code. The depositary will be the shareholder of the common shares underlying your ADSs and upon our request, the depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time for the depositary to deliver them to you under the terms of the deposit agreement. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares your ADSs represent and the depositary will endeavor to vote the underlying common shares in accordance with the instruction. If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, you may not be able to exercise your right to vote, and you may lack recourse if your common shares are not voted as you requested.
You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder.
       In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.
We may amend the deposit agreement and the ADRs without your consent for any reason and, if you disagree, your option will be limited to selling the ADSs or withdrawing the underlying common shares.
       We may agree with the depositary to amend the deposit agreement and the ADRs, without your consent for any reason. If an amendment adds or increases fees or charges (except for charges incurred in connection with foreign exchange control regulations, taxes and other governmental charges, delivery and other similar expenses) or which shall otherwise materially prejudice any substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, as of the date hereof, the common shares underlying the ADSs are not listed on any stock exchange and we do not currently have any plans to list our common shares on any stock exchange or organized trading market, nor do we have any obligation to do so. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may therefore be limited.
You may be subject to Korean withholding tax.
       We will deduct Korean withholding tax from any dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax with regard to any dividends paid. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including resident surtax) will apply, which may be further reduced to 11.0% (including resident surtax) if you meet certain other conditions.
       Under Korean tax law, as a general rule, in the absence of an applicable tax treaty which exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of our common shares are subject to Korean withholding tax at the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 27.5% of the net capital gains. As for the ADSs, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea.
You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and executive officers.
       We are organized under the laws of Korea, and the majority of our directors and all of our executive officers reside in Korea. Accordingly, all or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company
       We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of GOODSDAQ, Ltd., and the commercial service of providing an e-commerce market place for sellers and buyers was launched. Our legal name was changed to Gmarket Inc. on April 10, 2004. In December 2004, we received an equity investment from DutchCo in exchange for preferred stock in our company. In June 2006, Yahoo! Korea purchased 10% of our shares (currently 9.1%) from DutchCo, and we were listed on Nasdaq with an initial public offering price of US$15.25.
       Our principal corporate offices are located at 8th floor, LIG Tower 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-912. Our telephone number is (82-2) 6277-6700. Our agent for service of process in the United States is CT Corporation System, located at 111 8th Avenue, New York, New York 10011. CT Corporation System’s telephone number is (206) 894-8940.
       Until the third quarter of 2003, we operated as an online retailer, selling products from our inventory, and as an e-commerce marketplace, where various sellers could list and sell their products. In the third quarter of 2003, we began transitioning exclusively to an e-commerce marketplace. By December 31, 2004, we sold all of our inventory and since then, have been generating revenues exclusively from our e-commerce marketplace.

4.B.	Business Overview
       We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. We derive our revenues primarily from transaction fees on the sale of products on our website as well as from advertising fees and others. Our e-commerce marketplace is located at www.gmarket.co.kr.
       We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. Further, we believe we are currently a leader in Korea in terms of monthly unique visitors among e-commerce retailers. For the year ended December 31, 2006, we had GMV of Won 2.27 trillion (US$2.45 billion) compared to total online retail sales in Korea of Won 13.46 trillion (US$14.55 billion). From January 1, 2004 through December 31, 2006, our GMV has grown 116% per year on a compounded annual basis, reaching a GMV of Won 245.09 billion (US$264.85 million) for the month of December 2006. From January 1, 2004 through December 31, 2006, average monthly unique visitors to our website has grown 37% per year on a compounded annual basis, reaching approximately 18.4 million monthly unique visitors for the month of December 2006, and our registered users have grown 82% per year on a compounded annual basis during the same period, with over 10.9 million registered users as of December 31, 2006. No assurance can be given, however, that such market position and growth rate can be sustained. See “Risk Factors.”
       We believe our rapid growth is attributable to our ability to facilitate interaction among a growing critical mass of buyers and sellers. We believe sellers, whether they are small businesses, online merchandisers, large manufacturers or individuals, are attracted to our website for our cost effective, end-to-end sales and marketing channel and access to a broad audience of buyers. Sellers are offered flexible listing options utilizing our five distinct trading platforms and other extensive services, including our proprietary Gmarket Sales Manager software program, or GSM program, training and customer support and delivery services. We believe buyers are attracted to our website as we provide an entertaining and secure shopping environment with more than three million products currently available for sale in 30 product categories at competitive prices. Products listed for sale on our website include apparel, beauty products, computers, electronics, furniture and jewelry and most are coupled with comprehensive product information, including pictures, product descriptions and customer reviews and commentary. In addition, our payment and delivery tracking systems provide buyers the assurance that their payment is secure and that the product will be delivered in a timely manner.
       Our total revenues increased by 119.1% to Won 154.13 billion (US$166.56 million) in the year ended December 31, 2006 from Won 70.34 billion in the year ended December 31, 2005. We recorded a net income of Won 16.28 billion (US$17.59 million) in the year ended December 31, 2006 compared to a net income of Won 5.09 billion in 2005 and net losses of Won 1.44 billion in 2004.
Our Industry and Opportunity
       Korea is one of the most advanced countries in the world in terms of the percentage of Internet users and broadband Internet penetration rate. According to the Korea Network Information Center, the number of Internet users in Korea reached 34.1 million as of December 31, 2006, or approximately 74.8% of Korea’s total population aged six years or older. In addition, in June 2006, Korea had one of the highest broadband Internet penetration rates among the member countries of the Organization for Economic Co-operation and Development, with approximately 26.4 broadband subscribers per 100 inhabitants. The popularity of the Internet and high broadband Internet penetration rate have allowed companies in Korea to generate revenues from a variety of services over the Internet, including e-commerce, online advertising, online gaming, video-on-demand and other multimedia entertainment services. We believe factors contributing to the commercialization of Internet services in Korea include the following:

•	high computer penetration in the household, workplace and Internet cafes;

•	high broadband Internet penetration rate, which permits richer user experience and provision of a broader range of services than is possible with slower, dial-up Internet connections;

•	secure Internet environment, including telecommunications networks and systems, which helps promote consumers’ confidence in online transactions;

•	advanced electronic or other payment systems, including credit card, bank transfer and mobile banking systems; and

•	the Korean government’s continued focus and support to improve the Internet and communications infrastructure.
       The Internet has emerged as a popular medium for conducting commercial transactions in Korea, in particular for retail e-commerce transactions. The ability to reach a large number of customers at a relatively low cost has made retail e-commerce an attractive sales and marketing channel. According to the Korea National Statistical Office, there were 4,531 online shopping malls that constituted the retail e-commerce industry in Korea, accounting for a total GMV of approximately Won 13.5 trillion for the year ended December 31, 2006.
       The evolution of the retail e-commerce industry in Korea is similar to that in the United States. The purchase and sale of goods between and among consumers and retailers have, until recently, been conducted at retail shops, department stores and discount stores. For buyers, these forums generally require face-to-face interactions and significant amount of time and effort in researching product attributes, product availability and prices. For sellers, such forums generally involve higher real estate, labor and inventory costs, with potential sales being limited by the number of outlets as well as hours of operation. We believe the Internet offers the opportunity to provide an alternative sales and marketing channel for sellers to reach a large number of buyers at a relatively low cost and without maintaining a physical store.
Our Website
       Our website is located at www.gmarket.co.kr and is available 24 hours a day, seven days a week other than a few hours during the week when our website is shut down for routine maintenance and service. GMV for the three months ended March 31, 2007 was Won 722.98 billion (US$781.27 million). As of March 31, 2007, we had over 11.7 million registered users, having added over 780,000 new users during the last three months ended March 31, 2007. Our website is organized into various product groupings and categories. Products listed for sale are accompanied by photographs in multiple sizes, summary descriptions, user ratings, customer comments and reviews, together with discounts or other promotions offered on the products, if any. Our website also has an easy-to-use search engine, which allows customers to find specific products quickly and easily.
       Our GSM program, which is available for download on our website at no charge, is the backbone of our comprehensive sales solutions. Using this proprietary software program, sellers can conveniently manage the entire sales process online in one central location, from listing products, monitoring inventory levels, tracking delivery status and returned products, managing customer contact/communication, requesting pick up from delivery providers, among others. We believe one unique feature of the GSM program is it allows sellers to upload listings for multiple items with minimal effort, which saves a significant amount of time. Additionally, sellers may change the quantity and price of listed products quickly and easily, which provides them the flexibility to adjust to changing market conditions. For certain of our larger sellers, the GSM program allows a direct link to their inventory management programs, so that such sellers can more effectively monitor their inventory levels as sales occur. Additionally, using the GSM program, sellers can purchase keyword search terms and other premium listing services. Sellers receive up-to-date news and information from us on new services and product categories, among others. Sellers can view frequently asked questions and other helpful articles posted by us and others on the sales process, including information on credit card payments and tax statements.
       We strongly encourage and facilitate the free flow and exchange of information regarding goods, consumer trends and other information which may be useful to buyers and sellers through various bulletin boards and consumer comments sections available on our website. We believe the active sharing of information and experiences by users fosters a sense of community and ultimately, customer loyalty. Sellers, buyers and other users can post product reviews, rankings and commentary. We offer an online magazine, “Shopping Webzine,” where our users and other members of the Internet community can publish their reviews regarding sellers and products, and contribute general interest articles or other commentary regarding fashion and other topics. We also offer a “Shop Together” feature, whereby Gmarket registered users can recommend products to each other. To encourage participation in the community, we provide contributors with coupons and reward points, among other benefits, to be used towards purchases.
Products Offered on Our Website
       The number of products listed on our website and product groupings has grown significantly over the past several years. Products are broadly organized into the following six product groupings and 30 product categories:

Computers/ Electronics	Fashion	Child Care/ Food

• computers/ games

• consumer electronics/ cooking appliances/ home electronics/ audio electronics

• large kitchen appliances/ televisions/ air conditioners

• mp3 players/ mobile phones/ digital cameras

• used/out-of-season products	• women’s clothing/ undergarments • men’s clothing/ casual wear/ suits • luxury goods/ brand name/ designer clothing • shoes/ bags/ wallets/ belts • jewelry/watches/ accessories	• maternity/ baby care products/ baby carriages

• children’s clothing/ shoes/ bags

• toys/ children’s books/ educational kits
• fresh products/ prepared foods/ produce, fish and meat

• health foods/ processed foods/ groceries

Beauty/ Sporting Goods/
Automobile Accessories	Furniture/ Health/ Living	Travel/ Leisure

• cosmetics/ beauty products/ weight management • golf/ mountain hiking/ skiing/ fishing gear • fitness/ leisure sports/ hobbies • exercise apparel/ shoes • automobile parts and accessories	• home/ kitchen/ storage/ bath

• office supplies/ office products/ industrial supplies

• health care/ pets/ musical instruments/ adult

• furniture/ do-it-yourself items

• bedroom furnishings/ home decorations	• books/ music/ DVD

• flower/ hobby/ gifts/ special event items

• travel reservations/ leisure/ restaurant reservations/ concert tickets

• insurance/ used cars/ Digital Voucher Market

• eMart/ Interpark Mart

       We update our product groupings and categories from time to time, in order to make the shopping experience more convenient and efficient. Such groupings currently include “new listings,” “most popular items” and “today’s specials.”
       We recently introduced our Digital Voucher Market, which allows service providers such as restaurants, beauty salons and health clinics, among others, to list and sell their services on our website in the form of digital vouchers to be redeemed by purchasers.
The Registration Process, Product Listing and Sale
The Registration Process
       All sellers must register with us while buyers may register or log on as a guest. Individual buyers, whether they register or log on as a guest, must provide their name and national identification number, which identifies their age and sex. We send the name and the national identification number to a third party credit agency to confirm that the name and the national identification number match and confirm that certain other information provided matches the record on file for such person. Business buyers must submit to us their trade name, the names of their corporate representatives, their tax office registration number, a copy of their bank account passbook and a copy of their standard terms and conditions of sale. All users must agree to our user agreement, which sets forth the terms and conditions for the use of our website, including the timing and method of payment, the types of goods that cannot be listed, delivery terms and return policies. The agreement also requires that users generally indemnify us for various matters, including for claims, damages or liabilities brought by third parties against us in connection with the listing and sales of goods on our website.
       As of March 31, 2007, we had over 11.7 million registered users. We have a diverse base of registered sellers, consisting of small retailers, large merchandisers, other business sellers and individuals. We currently rank our registered sellers on a monthly basis into four levels: power, superior, normal and poor. Power and superior rankings are posted on our website. A seller is assigned a ranking depending on several factors such as the aggregate number of successful sales the seller has recorded with us since registration and during the immediately preceding month, the percentage of returned goods for reasons attributable to the seller’s non-performance or error, cancelled auctions and the achievement of minimum customer satisfaction levels.
       Although we do not rank our buyers, we reward our repeat buyers by offering memberships in loyalty discount programs. We may grant discount coupons to registered users who accumulate loyalty points. We also offer to buyers membership to our “Zero Margin Club” which entitles buyers to purchase eligible products at a price less than that offered to non-members as we forego up to 3% of our transaction fees. Membership fees depend on the membership term.
Product Listing and Sale
       Products are listed for sale on our website using our GSM program. The sellers choose from one of our 30 product categories and various subcategories to list their products. The sellers input information on the product, including textual descriptions and photographs and often provide hyperlinks to other websites. Sellers can elect to use one of our value-added services, such as banner and keyword search advertising, Star Shop or Seller’s Shop, for an additional fee. See “—Value-Added Services.” If sellers have any questions or technical issues, they are able to communicate with us directly online, call our customer service department or send us emails or instant messages. See “—Customer Service.”
       We filter all listings through a database containing certain words and phrases in order to prevent the listing of illegal or prohibited products. Our filter is not completely successful and certain of these items may be listed. We conduct random searches to identify such listings, and any seller found to have listed such products is prohibited from listing with us in the future. See “Risk

Factors—The listing or sale by our users of pirated, counterfeit or illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.” We update our restricted word database from time to time as the legal and regulatory environment and requirements change. We conduct random checks of listed products to review the product descriptions for accuracy and confirm that the products themselves, or the sale of the products, do not violate applicable laws and regulations, including trademark and copyright laws.
       Currently, our website offers five distinct trading platforms, consisting of the following:

•	Fixed Price. Allows potential buyers to purchase listed products at a fixed price, without waiting to bid in an auction or negotiating with sellers.

•	Fixed Price with Options. Similar to our fixed price trading platform except the sellers elect to link the product to one or more discount or donation features. Sellers may choose to include a discount feature to allow buyers to use online coupons, stamps or loyalty points to reduce the purchase price or to receive free delivery, among other features. If sellers have elected to link the product to a charity under our donation shopping program, a certain portion of the purchase price is donated to such charity.

•	Negotiation. Buyers and sellers negotiate directly with each other online to reach an agreed upon price.

•	Group Buying. Potential buyers can aggregate their purchases, which allows the group to achieve high volume sale discounts, while allowing sellers to sell a large quantity of goods in a single transaction. Recently, sellers have been using this trading platform as a marketing tool and have often sold items at the high volume discount rate to all the buyers who participate in the group buying effort, regardless of the quantity of goods purchased.

•	Auction. Sellers set a minimum opening price for bids and the duration of the auction period. The highest bid above the minimum price at the end of the auction period “wins” the bid. We obtained a business model patent in Korea in February 2006 for a variant of the straight auction called “random drawing auction.” Under the random drawing auction format, buyers place bids within an acceptable range as specified by the seller, and the winning bid is selected by reference to how close the bid is to a specific value generated at random by our system.
       We believe these trading platforms engage both sellers and buyers in a trading experience that is more fulfilling and personal than would be possible under a traditional buy-sell transaction. We also believe certain categories of goods are better suited for certain trading platforms than others, and as a result, sellers have the flexibility of choosing the platform that most fits their needs.
Payment Processing
       Buyers can elect to make payment for their purchases with a credit card or by direct electronic payment. In the case of credit card payments, such transactions are processed through a secured gateway. All payments are paid directly to us, which we hold and distribute to the seller only upon confirmation that the sale has been completed. As a result, buyers who shop on our website are provided with the added security of knowing that they will be able to receive a refund as payment is transferred to the seller generally within seven to 30 days following delivery of the product to the buyer, depending on the seller’s ranking with us, with higher ranked sellers generally receiving payments sooner.
Product Delivery
       Most of our sellers arrange for delivery of a purchased item with a delivery company chosen by them. For the benefit of those sellers who may not otherwise receive volume discounts from delivery companies, we have entered into contracts with two delivery companies in order to provide lower delivery fees for such sellers.
       Our GSM program is linked to the websites of certain delivery companies, enabling sellers who ship products using such companies to check delivery status in near real time. In addition, our sellers usually choose delivery companies, whether on their own or through us, that allow both buyers and sellers to review and track the shipping and delivery status of items through links provided on our website.
       Nearly all of our users are located in Korea, which allows them to take advantage of Korea’s sophisticated payment and delivery infrastructure. Most products are delivered within one to two business days after they are purchased, with international shipments taking longer. Our service quality management division monitors transactions from time to time to ensure delivery is conducted in a timely and efficient manner and to address any recurring problems. See “—Customer Service.” Product returns are easily facilitated through any delivery company or the post office, allowing buyers to return unwanted or defective goods. Buyers can call the delivery company or post office for pick up or request pick up directly on our website for certain delivery companies. Many delivery companies in Korea also maintain a webpage where buyers can make pick up requests. In some cases, delivery companies at the time of delivery include a return slip to facilitate easy returns. We provide an automated tracking system, which records the delivery date and facilitates the return process, as buyers have seven days within delivery to decide whether or not they will keep the product. As part of our effort to expand our business, we offer delivery to destinations outside of Korea and have upgraded our service to allow for delivery tracking of products outside of Korea.
Value-Added Services
       We believe we offer sellers a compelling value proposition by offering extensive value-added services, including the following:

•	Seller’s Shop. This service provides a variety of ready-to-use web pages that allows sellers to establish a low-cost and efficient online “storefront” within our website. These ready-to-use web pages can be easily modified, updated and personalized by sellers to create a unique shopping experience for their customers. Sellers can also enhance and add other features to their “store,” such as allowing buyers to send e-mails directly to the seller and offering coupons which may be used for purchases from the seller. We do not charge sellers any fee to use our Seller’s Shop service.

•	Star Shop. We believe products with well-known celebrity endorsements or advertisements tend to sell better than those without. Most smaller sellers, however, are unable to afford such celebrity endorsements or advertisements as part of their marketing campaigns as they are relatively expensive. We facilitate the pooling of various products from many sellers in one endorsement or advertisement, allowing participating sellers to share in the cost.

•	Donation Shopping. For certain products offered by sellers an election is made to donate a portion of the sales proceeds to a specified charitable organization of our choosing. We often give these products priority placement on our website. We have found buyers are more likely to purchase a product listed as a donation shopping item.

•	Sales Promotion Service. Our web and graphic designers are available to assist sellers in the sale and marketing process for a fee. We charge sellers for graphic and website design, photography and other artwork. For example, users of our Seller’s Shop may engage our staff to assist them in making their basic online storefront more comprehensive and robust.
Pricing
       Our primary sources of revenues consist of transaction fees, standard and premium listing fees, and banner advertisement and keyword search fees from our sellers, advertisement fees from non-

sellers and membership fees for our Zero Margin Club from buyers. We do not currently charge any registration fees to register as a user.
       We do not charge listing fees, except with respect to group buying and auction, among others. Our transaction fees are generally between 6 percent to 12 percent of the sale price, which is inclusive of any applicable value-added tax. We do not pass through credit card commissions to sellers. Also, the above transaction fees are effectively reduced by the use of coupons by buyers.
       We set a minimum fee for keyword searches and certain banner advertisements and sellers bid for the location, size, frequency and duration of such keyword search terms and banner advertisements, with the actual amount charged subject to the highest bid received for a particular search term bid. Certain banner advertisements are charged at fixed rates. Our fees for promotional and advertising services and for value-added services vary, depending on the service provided.
Customer Service
       We believe proactive customer service is the most effective means of achieving user satisfaction, and our success to date has been due in part to our personalized customer service for our users. Our customer service is divided into three distinct functions:

•	Customer service. The primary contact point for buyers with questions, concerns or complaints about our website, our services or any seller’s products or services. As of March 31, 2007, 400 customer service professionals were employed by our outsourced call center to respond to our buyers’ questions or complaints from 9 a.m. to 6 p.m. on weekdays and from 9 a.m. to 1 p.m. on Saturdays. The number of call center professionals we retain at the call center may vary from time to time, based on the then-current customer service demands from our users. For example, as of December 31, 2006, we had over 450 customer service professionals at such call centers to address an increase in customer service demands. We analyze e-mails and calls to identify and address common problems so we can improve the overall quality of our services and the customer experience.

•	Seller service and training. The primary contact point for sellers with questions or concerns about our services. We currently have over 30 professionals serving these functions. Upon registration, we assign a professional to each seller, who generally contacts that seller after the first listing or upon completion of the first sale. This person’s primary role is to educate the seller about the Gmarket systems, the retail e-commerce process and to assist the seller in their sales, marketing and promotions programs and strategies to increase customer loyalty. We help sellers establish policies and procedures for managing customer questions, as well as assist them with questions about specific inquiries from their customers. Additionally, as many of our sellers are new to the retail e-commerce industry, we offer extensive training, support and consulting services as they establish an online retail presence with us. We operate and offer to newly registered sellers a training program held five days a week at our offices, where our staff of seven professionals gives instruction and training to help these sellers take full advantage of our services, all without charge.

•	Quality assurance and conflict management. We mediate disputes between a seller and a buyer. We believe one of our fundamental roles is to facilitate communications between sellers and buyers not only in the buy-sell relationship, but also after the sale has taken place. We believe by quickly engaging ourselves as an intermediary between the seller and buyer, we have been able to, in most cases, effectively resolve disputes, improving buyer loyalty and enhancing our reputation among buyers and sellers.
Marketing and Sales
       Based on our analysis of our registered buyers as of March 31, 2007, approximately 54% of our registered buyers are women and approximately 68% of our registered buyers are in their 20s or

30s. We believe shoppers in this market segment are generally brand and quality conscious, while buying behaviors are driven by value and savings. As we believe sellers are best positioned to market their products effectively, we encourage sellers to take the initiative in promoting their products and to organize online and offline promotional events and sales events to attract buyers and increase frequency and volume of purchases, such as offering volume based coupons or free delivery. We also assist in the sellers’ promotional efforts. For example, we host from time to time, special promotional events where we offer various value-added services to buyers, including coupons, reduced delivery charges and prizes, to encourage shoppers to make a purchase.
       In addition, we promote our website through various marketing programs, including the following:

•	Affiliate Programs. We participate in promotion events jointly with various high-traffic websites in Korea, including most of the major Internet portals. We believe these relationships raise our brand awareness and help attract users to our website. We will continue to seek to expand our relationships with such parties in the future.

•	Online Advertising. We purchase banner advertisements, keyword search advertisements and other forms of advertisements on various portals and other websites we believe are visited by Internet users who may be our potential users. Online advertisements generally provide a hyperlink that directs potential users to our website. We place online advertisements with many of the leading Internet portals in Korea, including Naver.com, Daum.net and Yahoo.co.kr.

•	Offline Advertising. Our offline advertisements have included nationwide advertising campaigns, including billboard and television advertisements designed to increase public awareness of our brand and to attract new users to our website. Our expenditures for offline advertisements have steadily grown, and we expect this type of advertisement to take on an increasingly important role in developing our brand image in the future.

•	Partnership Marketing Programs. We enter into co-marketing programs with various businesses in Korea. In 2006, we had co-marketing programs with (i) a number of major Korean Internet websites, including portal and game sites, (ii) one of the largest and most influential Korean talent agencies, (iii) media outlets such as broadcast television stations and daily sports newspapers and (iv) a major electronics manufacturer in connection with its talent search contest.
       In order to enhance buyer loyalty and increase purchase frequency and transaction volumes, we offer the following loyalty programs:

•	Gmarket Mileage. Registered buyers can earn Gmarket Miles by purchasing eligible products. Buyers can redeem Gmarket Miles in 10,000 mile increments for membership in our Zero Margin Club or for G Cash. Effective February 2006, we changed the terms of our mileage program so that all unused accumulated Gmarket Miles expire on the fifth anniversary after their issue date.

•	G Cash. G Cash is a form of electronic currency that may be used to pay for a variety of services on our website, including participation fees in random drawing auctions. Buyers may also elect to redeem G Cash into cash with one G Cash unit equal to one Won, in minimum denominations of Won 1,000.

•	Gmarket Stamps. Registered buyers may earn Gmarket Stamps through purchasing eligible products, writing product reviews and winning through random drawings, among others. These stamps may be accumulated and redeemed for Gmarket Coupons. Also, these stamps can be used to pay for the right to place a bid in random drawing auctions.

•	Gmarket Coupons. Registered buyers accumulate coupons by trading-in Gmarket Stamps and by visiting the Gmarket Coupon page where we distribute coupons both on a random basis and as an incentive to buyers to participate in certain promotional events.
       Our marketing functions are divided into two roles: one is to recognize and anticipate consumer trends and to attract sellers to our website, and the other is to manage our website and to develop our e-commerce marketplace community. We had 115 full-time employees performing marketing functions as of March 31, 2007.
Technology and Systems
       We have developed a scalable e-commerce marketplace based on a proprietary exchange trading platform. Our back-end system, including our GSM program servers and related software and database management software, records and processes all sales transactions. Our technology infrastructure is flexible and enables us to deploy new services quickly and to support our internal operations while also allowing us to respond quickly to the changing needs of the rapidly developing e-commerce market.
       Once a buyer purchases a product on our website, our back-end system processes the payment and arranges for the delivery of the product through a delivery company selected by the seller. Our back-end system includes: payment systems, settlement systems, delivery control systems, customer service systems and content management systems. Because all of our trading formats are processed through one back-end system, we are able to deploy new services to our sellers and buyers quickly and with little or no change to our existing technology architecture.
       During the month of March 2007, our technology systems:

•	handled, on average, 21 giga bits per second of system outbound traffic;

•	processed more than 90,000 web concurrent connections; and

•	processed more than 40 million search inquiries per day.
       Our data security systems are multi-layered. All electronic transmissions of confidential information are encrypted, utilizing sockets layer technology. Customer data is stored in databases which are only accessible to employees with special clearance and protected by an access control program. We employ various proprietary and third party software to protect confidential information stored in our databases.
       Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, a data center operated by Dacom Corporation, and the Korean Internet Neutral Exchange, both located in Seoul, and certain other equipment are located within our headquarters building. Although we currently archive our databases periodically and store our backup data at the Korea Internet Data Center and maintain back-up systems, including a new back-up center system which we have implemented at another data center location beginning on March 17, 2006, no assurance can be given that such backups will be adequate to protect the data and other information stored on such primary and backup systems or that we will be able to start our backup systems so as not to have a material interruption of our service. In addition, we cannot assure you that should damage occur to our systems at the Korea Internet Data Center as a result of natural disaster, fire, human error or otherwise that such back-up systems will be adequate for us to continue our business operations without a material delay or loss of data. See “Risk Factors— Interruptions or failures of our network and system infrastructure, including our communications systems, could lead to significant downtimes, interruptions and loss of data, which could damage our reputation and brand name and harm our operating results.” To address these capacity and volume issues, we spent in the year ended December 31, 2006, approximately Won 13.46 billion (US$14.55 million) to purchase new network and system equipment, including servers, routers and other equipment.

       Our key technology initiatives are to implement a technology program that will:

•	expand our capacity to support an even greater number of e-commerce trading formats and trading volumes as well as to accommodate any growth in our user base;

•	enable our management to monitor, control and audit operations accurately and efficiently; and

•	provide redundancy for data, front-end and back-end systems in two locations with periodic backup policies, so as to protect customer data and to ensure the smooth and uninterrupted service capability in the case of technical, system or other breakdowns or in the event of natural disaster or other calamity.
Competition
       We compete directly with Auction.co.kr, an e-commerce marketplace operated by Internet Auction Co., Ltd., which is a subsidiary of eBay Inc. Our other competitors include Interpark Corporation, our largest shareholder, d&shop Co., Ltd., and other e-commerce marketplaces such as Mple Online, which is a subsidiary of CJ Home Shopping and Daum Onket, which is a subsidiary of d&shop Co., Ltd. We also compete against GS Home Shopping, which operates two online retail websites, CJ Home Shopping and other online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com. We currently compete indirectly with Internet portals in Korea, such as Naver.com and Nate.com. As we believe that our industry could further consolidate, we may also face increased competition from bigger and financially stronger players resulting from such consolidation. In addition, as the barriers to entry for Internet-related businesses are relatively low, potential new entrants into the e-commerce industry could include traditional and non-traditional retailers, including Internet portals, telecom operators and cable service providers. Further, we believe that emerging technologies, including mobile commerce, Internet Protocol Television (IPTV), Digital Multimedia Broadcasting (DMB), among others, may allow other competitors to indirectly compete with e-commerce marketplaces such as ourselves in the future.
       We expect additional competition from other home-shopping channels who may establish websites to market their products online, and we expect that existing online retailers and auction-based websites will compete with us more directly as they transform their website to become more of an online marketplace, such as ours, which offers a greater breadth of products to attract more buyers and sellers. Increased competition may reduce our operating margins as we expend more of our resources to develop new services and offering and increase our marketing and promotional efforts to maintain our leading market position and to further strengthen our brand. See “Risk Factors—We operate in an extremely competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can charge for our services.”
       We currently expect that many more of the home-shopping channels will establish websites to market their products online and we expect that existing online retailers and auction-based websites will compete with us more directly as they transform their websites to become more of an online marketplace, such as ours, which offers a greater breadth of products to attract more buyers and sellers. Increased competition may reduce our operating margins as we expend more of our resources to develop new services and offerings and increase our marketing and promotional efforts to maintain our market position and to strengthen our brand. See “Risk Factors—We operate in an extremely competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can change for our services.”

Intellectual Property
       We believe our intellectual property, particularly our trademarks, service marks and patents, are important to our present and future success. We rely on a combination of intellectual property laws and contractual restrictions to protect our proprietary rights, know-how, information and technology. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and www.gmarket.com, and have secured the rights to use 50 other variations of our domain names for a number of other markets, including Japan, China, Taiwan, India, France, Italy and Mexico. We have also obtained eight business model patents in Korea: (1) random drawing auction system and method based on entrance fee profit model, (2) online shopping and advertisement system and method using drawing auction system for customer attraction, (3) method and system for conducting exchange driven Internet commercial transactions for goods by multiple buyers and multiple sellers, (4) probability auction method and system using computer communication network, (5) apparatus and method for products information contents listing and trading system on the e-marketplace, (6) system and method for offering/operating seller’s online shopping store in e-marketplace, (7) system and method for responding with customer, and recordable media thereof and (8) electronic commerce service and method capable of intermediating star and seller. In addition, we rely on several different types of contractual arrangements, including agreements for non-disclosure, non-competition and invention assignments, to protect our proprietary rights in products and services, including with our employees. Despite our efforts to protect our proprietary information however, third parties may be able to obtain and use our proprietary information without authorization or to develop similar technology independently.
       Our website and certain of the back-end technology supporting our e-commerce marketplace is dependent on technologies licensed from third parties. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them are our property and are required to assign to us any ownership rights they developed during their employment with us.
Seasonality
       Due to the significant growth of our business in the past three years, we are not yet able to ascertain with a level of certainty the impact of seasonality on our financial condition and results of operations. We believe that as our growth rate slows down, the seasonality effects will become more apparent to us, and we expect those effects to be similar to that of other retailers in Korea, which generally have higher sales volume in the fourth quarter of each year.

Employees
       The following table sets forth the number of our permanent employees for each of our major departments and our total number of employees as of December 31, 2004 and 2005 and 2006, and March 31, 2007.

	As of December 31,			As of
				March 31,
	2004	2005	2006	2007

Management and administration	9	16	16	18
Business planning*	—	—	37	47
Accounting and finance	13	13	21	23
Research and development	18	34	65	75
Sales and marketing	17	39	51	67
Transaction support	29	41	109	111
Service quality management	17	25	75	79

Total	103	168	374	420

*	In March 2006, some of the personnel previously assigned to the management and administration department were transferred to a newly created business planning department.
       As of March 31, 2006, there were over 400 personnel at our outsourced call center to handle our customer service functions. We hire part-time employees and contractors from time to time on an as-needed basis.
       The steady increase in the number of employees is due to the expansion of our business over the period. We have strived to develop a culture that encourages creativity and individual thought, and our compensation system matches our culture. We also provide stock options to our management and certain employees, pursuant to our stock option plan, which we believe has the effect of more closely aligning the personal interests of our employees to our overall financial performance. See “Share Ownership—Stock Options.”
       We believe our relationship with our employees is good, we have never experienced any major labor disputes. None of our employees belongs to a labor union, and no collective bargaining agreement governs our relationship with our employees.
Facilities
       Our corporate headquarters are located in approximately 4,282 square meters of office space located at LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912 Korea under a lease which expires on February 29, 2008. We also lease approximately 3,759 square meters of office space in Fine Tower, Yeoksam-Dong, Gangnam-Gu, Seoul 135-935 Korea, under a lease which expires on October 20, 2008. Our servers and other technology infrastructure are located in approximately 162 square meters of leased space located in the KIDC Building, Nonhyun-Dong 261-1, Gangnam-Gu, Seoul, Korea, approximately 23 square meters of leased space located in the KIDC Building, Seocho-Dong, Seocho-Gu, Seoul, Korea, and approximately six square meters of leased space located in KINX Building, Dogok-Dong, Gangnam-Gu, Seoul, Korea.
Legal Proceedings
       We currently are and expect to be subject to various legal and governmental proceedings from time to time. However, other than as described in this report, we believe there are no existing claims or government proceedings which are likely to have a material adverse effect on our business, financial condition or results of operations.
       The Korea Intellectual Property Office rejected our service mark application for the exclusive use of our trade name “Gmarket” in the English and the Korean languages on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We are appealing such finding and have sought review of the rejection with the Korean Intellectual Property Tribunal. We may ultimately seek redress in court. Although the final outcome is unclear at this time, if our application for the service mark is not accepted, we may not have the exclusive right to use our name in Korea under the Korean Trademark Act. However, although no assurance can be given that we will ultimately prevail on the merits, pursuant to the Korean Unfair Competition Prevention and Trade Secret Protection Act, we may be able to pursue an enjoinment action against others who attempt to use our trade name in the future on the grounds that our trade name is well-known to the general public in Korea. See “Risk Factors— We rely on intellectual property right protection for our trademarks, service marks and other intellectual property rights and if such rights are not adequately protected, we may not be able to successfully build our brand.”
       As a result of a claim raised by one of our competitors, the Korean Fair Trade Commission, or KFTC, requested certain documents from us to ascertain whether the allegations of anticompetitive behavior have any merit. As a result of such request, we commenced an internal inquiry regarding the allegations and provided all of the requested materials to the KFTC. Based on the requested information from the KFTC and the current status of the investigation, it is our understanding that the claim currently involves a very small number of sellers. In the event that the Company is found by the KFTC to have conducted any such improper behavior, we believe that the maximum potential penalty arising from this investigation is a fine consisting of up to 3% of the Company’s revenues derived from the concerned transactions with these sellers. In addition to or in lieu of any such fines, the KFTC may ask the prosecutor’s office to commence a criminal prosecution against us and/or require us to publish an acknowledgment of wrongdoing in a daily Korean newspaper.
Laws and Regulations
Overview of Laws Relating to the Online Marketplace Business
       The principal laws and regulations regulating e-commerce marketplaces in Korea consist of the following:

•	The Act on Consumer Protection in Electronic Commerce Transactions, Etc., or the E-Commerce Consumer Protection Act;

•	The Telecommunications Business Act, as a value-added service provider;

•	Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or the Information Communication Network Act; and

•	The Electronic Financial Transaction Act.
E-Commerce Consumer Protection Act
       The E-Commerce Consumer Protection Act provides a general framework for regulation of e-commerce businesses, and sets forth requirements for laws with the goal of providing consumer protection for sale of goods and services by any means not involving direct, face-to-face contact between a seller and a buyer. This is referred to as “distance selling.” Some examples of transactions which are subject to the E-Commerce Consumer Protection Act include transactions conducted through the Internet, mail order, television, advertisements, newspaper, magazine and catalogs and any other means of distance communication.
       Under the E-Commerce Consumer Protection Act, a business seeking to engage in distance selling must comply with the following legal requirements:

•	The distance selling trader must report, among others, its trade name, the name of the representative, its address, telephone number, e-mail address, Internet domain name, and the location of its server to the city (si ) government, the county (gun) office, or the district

(gu) office. The e-commerce seller must report any changes in the report within 15 days from the date the change occurred;

•	The distance selling trader must provide its customers with documents relating to basic descriptions of the transactions in advance, including documents stating (i) details of sellers and suppliers, (ii) name, type and details of the products being sold, (iii) price, payment time and method, (iv) time and method of delivery, (v) method of withdrawal of the order, deadline for termination of the contract and consequences of such termination, (vi) conditions and process regarding return, refund, exchange and guarantees, (vii) customer service policies relating to disputes with customers and (viii) standard terms and conditions for the transaction. Such documents may be replaced by an electronic message, if a consent from the customer is obtained;

•	The distance selling trader must notify minors (who are individuals under the age of 20) that such minor or his or her legal representative may rescind any contract between the distance selling trader and the minor, if the minor’s legal representative does not consent to the contract;

•	The distance selling trader must take action to deliver to the consumer the product that the consumer ordered within seven days from the date of order. If the consumer pays all or part of the product’s price in advance, the distance selling trader must take action to deliver the product within three business days from the date of payment. If the distance selling trader becomes aware of any problem in delivering the product ordered, it must promptly notify the consumer, and in case of advance payment, must refund, or take measures necessary to refund, the amount paid by the consumer within three business days from the date of payment;

•	Subject to certain exceptions, a consumer may cancel an order and/or return the goods ordered within seven days from the date of the contract for the purchase of goods, or seven days from the supply or commencement of supply of the goods, whichever is later. This period may be extended in certain circumstances, such as if certain information appearing in advertisements or the contract is inaccurate. The distance selling trader has the burden of proving that the damage of the goods purchased is attributable to the consumer; and

•	Upon cancellation of the purchase and return of the goods by the consumer, the distance selling trader must in principle return the purchase price within three business days. If the goods are returned without cause, the consumer must bear the delivery expenses. If the cause of the return of goods is attributable to the distance selling trader, then the distance selling trader must bear the delivery expenses.

       The E-Commerce Consumer Protection Act also regulates businesses which are considered to be “distance selling intermediaries.” These businesses facilitate the distance selling by third parties by making available for use to such third parties a website or other means of distance selling. The Act does not specifically state that a distance selling intermediary has reporting obligations applicable to a business engaged in distance selling. However, most distance selling intermediaries, including us, customarily file reports with the local authorities as a distance selling trader.
       Under the E-Commerce Consumer Protection Act, unless a distance selling intermediary expressly disclaims liability by notice or agreement regarding sales of products, the distance selling intermediary bears joint and several liability with such distance selling trader for damages caused to such trader’s customers for any damages caused by willful misconduct or negligence.

       We are also subject to the E-Commerce Consumer Protection Act as an e-commerce service provider. An e-commerce service provider has the following obligations:

•	The e-commerce service provider must establish and implement a procedure for customers to enable the customer to confirm or change the details of the transaction before the customers place an order or at the time the customers make payment;

•	If payment is made by means of an electronic bank transfer, the e-commerce service provider must take necessary precautions for securing confidentiality of the relevant information. The e-commerce service provider must promptly notify the consumer of settlement of payment by e-mail, telephone, fax or mobile phone; and

•	An e-commerce service provider operating an online shopping mall must display on its homepage its trade name, name of its representative, its business address (where consumer complaints can be submitted and handled), its telephone number and e-mail address, its business registration number, and the terms and conditions of use of the online shopping mall, all of which information must be easily identifiable by consumers.
Amendment to the E-Commerce Consumer Protection Act
       The E-Commerce Consumer Protection Act was amended on March 31, 2005, and some provisions of the amended Act became effective on April 1, 2006. One of the provisions of the amended Act, which became effective on April 1, 2006, introduced a system whereby the purchaser can choose, for any purchases (other than credit card purchases) that exceed Won 100,000, to either pay such amounts with a third party designated by a Presidential Decree, or in lieu thereof, the purchaser may avail itself of insurance purchased by the distance selling trader to protect against any loss of such purchase price prior to such purchaser’s receipt of the purchased product or services. In order to qualify as a designated third party under the presidential Decree of the E-Commerce Consumer Seller Protection Act to avail ourselves as such to the distance selling traders, we deposited three billion Won (US$3.09 million) with Hana Bank in April 2006 to guarantee the payment deposited by purchasers and became a designated third party.
       Another provision of the amended Act, which became effective on April 1, 2006, established an “opt-out” system, or “no-spam system,” under which consumers can expressly indicate their intent not to receive e-mails. Distance selling traders must check, subject to certain exceptions, at least monthly (or once every three months in the case of purchase solicitations transmitted by e-mail), the telephone number, fax number or e-mail address of the users who have chosen to “opt-out” to ensure that no e-mails are sent to such users. A distance selling trader which fails to comply with the requirement of the amended Act will be subject to a fine of five million Won.
Investigation of Breach
       The Korean Fair Trade Commission, or the KFTC, the city government or the provincial government may on its authority, or upon petition, conduct investigations on violation of the E-Commerce Consumer Protection Act and, in case of any violation, order the violating e-commerce service provider to cease and desist, order compliance, or take other corrective measures. If the e-commerce service provider repeats the breach or does not take the ordered corrective measure, the KFTC may suspend part or all of the e-commerce service provider’s business for up to one year or impose a penalty for the breach up to the amount of the relevant sales volume. Not responding to the correction order may also result in imprisonment of up to three years or a penalty of up to Won 100 million.

Prohibited Actions
       The E-Commerce Consumer Protection Act prohibits e-commerce service providers and distance selling traders from:

•	engaging in misrepresentation, overstatement or fraud in soliciting or dealing with consumers, revoking orders accepted, or preventing consumers from terminating a contract;

•	changing its address, telephone number, or Internet domain name, or closing down its website in order to prevent consumers from canceling their order;

•	causing damage to the consumer by neglecting the workforce or systems responsible for handling consumer complaints;

•	delivering products and demanding payment without an order from the consumer, or billing the consumer for a purchase not made;

•	pressuring consumers to purchase products or services by telephone, fax, or electronic communication, despite the consumer having expressed his or her intention not to buy; and

•	using consumer information without permission or beyond the scope permitted, except in certain exceptional circumstances.
       The failure to comply with such requirements could result in a fine of up to Won 10 million and a correction order from the KFTC.
Telecommunications Business Act
       The Telecommunications Business Act classifies telecommunications service providers into three categories: a network service provider, a specific service provider and a value-added service provider. As an operator of an online marketplace, we are classified as a value-added service provider under the Telecommunications Business Act. Value-added service providers must file reports with the Ministry of Information and Communication and must report any changes to the filed report in advance. In particular, value-added service providers must notify users of any suspension or closure of all or part of their business and report such events to the Ministry of Information and Communication at least 30 days in advance. The Ministry of Information and Communication may order business closure or business suspension for up to one year, in the event of a value-added service provider’s breach of the Telecommunications Business Act.
Information Communication Network Act
       The Information Communication Network Act requires online service providers to protect consumer information maintained by such service providers. In addition, the Ministry of Information and Communication’s Rules for Private Information Protection requires online service providers to formulate and publish their private information protection policies on their websites.
       When gathering private information, online service providers must disclose the purpose and use of the information gathered, and in case such information is provided to a third party, the name, business, contact information, purpose of providing such information and its content to the user, and obtain the user’s consent to the foregoing. Also, the online service provider may only gather the minimum necessary information directly related to the service it provides. Any use or disclosure of information to a third party beyond the scope notified to the user or agreed in a contract with the user requires the user’s consent. Exceptions to the consent requirement are (i) disclosure for settlement of service charges, (ii) disclosure in a processed form (so that individuals are not identified) for purposes of compiling statistics, academic research or market research or (iii) disclosure as required by applicable laws and regulations. Using or receiving private information beyond the scope notified to the user or as set forth in the contract or providing private information to a third party may be punishable by imprisonment of up to five years or a penalty of up to Won 50 million.
       Furthermore, collecting private information on minors of less than 14 years of age or using such information beyond the disclosed scope of use, or providing such information to a third party requires the consent of the minor’s legal representative. Because we do not allow registration by minors less than 14 years of age, we do not collect and have no private information on minors of less than 14 years of age.
       After the online service provider has achieved its purpose of collecting or receiving private information, subject to the Act’s requirement for retention of certain information on contracts, sales, consumer complaints, among others, the online service provider must immediately destroy the private information.
       The sending of e-mail advertisements contrary to the recipient’s express refusal is prohibited. The subject line of any e-mail advertisements must contain the word “advertisement” and a description of the main content, and the text of the body must state how the recipient’s e-mail address was obtained, together with the name and contact address of the sender. The text of the advertisement must also show an easy way to reject any further e-mails. Violation of this provision could result in a fine of up to Won 30 million.
       A user may claim damages against an online service provider for the harm suffered as a result of the online service provider’s breach of such Act. The online service provider must prove that such harm was not due to the willful or negligent act of the online service provider. In addition, to the extent such information has become public, the online service provider must remove or delete such information and provide for the possibility of posting a counter argument.
The Electronic Financial Transaction Act
       On January 1, 2007, a new law titled the Electronic Financial Transaction Act, or EFTA, became effective to regulate electronic financial transactions. This law requires any person wishing to engage in the business of electronic finance to satisfy certain requirements and obtain a license from, or register with, the Financial Supervisory Commission, or FSC, depending on the type of services. Persons already engaged in the business of electronic finance must obtain a license or register with the FSC within three to six months from the effective date of the EFTA, depending on the type of services in which such person is engaged.
       Some of the services we provide to our customers, including the provision of electronic means of advance payment and electronic payment settlement, subject us to the purview of this Act and require us to register with the FSC, by June 30, 2007.
       Once we register with the FSC, we will become an “electronic financial service provider” under such Act and must comply with the requirements of such Act, including:

•	maintaining separate accounts for each category of electronic financial services;

•	meeting certain levels of security standards as prescribed by the FSC;

•	maintaining records of electronic financial transactions up to five years;

•	submitting reports on electronic financial transactions and management performance to the FSC; and

•	being subject to supervision by the Financial Supervisory Service.
       The EFTA makes the electronic financial services provider prima facie liable for the damages caused to a customer who signed an electronic financial services use agreement with the electronic financial services provider, if the password of that customer is forged or altered, or if an accident occurs in the course of transmitting or processing transaction instructions by the electronic financial services provider. The electronic financial service provider is exempted from this liability if (i) the damage is attributable to willful intent or gross misconduct of the customer and the electronic financial services provider has entered into an agreement whereby the customer agreed to assume partial or full responsibility for such damages, or (ii) the electronic financial service provider established, and strictly maintained, security measures and otherwise exercised reasonable care to prevent such accident. To meet these statutory liabilities, and in accordance with the standards set by the FSC, the electronic financial service provider must subscribe for insurance, become a member of a mutual relief association, or set aside a reserve.
Laws Relating to Intellectual Property or Prohibited Items
       Certain laws relating to intellectual property rights, such as the Copyright Act or the Trademark Act, regulate items being sold on the online marketplace that infringe on third party intellectual rights. For example, under the Copyright Act, a person may demand suspension of reproduction or transmission of his or her works without his or her permission and in such circumstances, the online service provider must immediately suspend the reproduction or transmission of such works and notify the person of such remedial acts. The online service provider may be entitled to certain limitation or exemption from liability where the service provider, upon knowledge that the reproduction or transmission of certain works infringes upon a third party’s copyright, has taken the above measures, such as preventing or suspending such reproduction or transmission. In addition, the online service provider may also be exempt or limited from liability where the online service provider attempted to prevent or suspend such reproduction or transmission pursuant to its own discretion, provided that the service provider was not able to do so because of technical impossibility, in which case there may be no liability. Furthermore, laws prohibiting the trading of certain items (e.g., drugs or weapons) may apply to certain items being sold on an online marketplace.
Laws Relating to Tax Benefits
       Under the Special Tax Treatment Control Law of Korea, a certified venture company may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for the subsequent three years (or five years for any designated venture companies certified by the Government before January 1, 2004), if (a) the company is certified by the Government as a “designated venture company” within two years from its incorporation and continues to satisfy certain requirements, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.
       We were certified by the Government as a “designated venture company” in March 2001, and after the renewal of certification, our certification is valid until June 2008. As part of our annual tax return process with the Korea National Tax Office, we reported our business classification in line with our business registration statement, as an eligible business falling under one of the categories of “Tax Benefit Business” under the Special Treatment Control Law. To date, we have not received any objections from the Korea National Tax Office regarding our claim of such tax benefit. Notwithstanding our continued belief that we qualified for such tax benefit and the lack of objections from the Korea National Tax Office regarding our prior tax returns thus far, in the event that the Korea National Tax Office audits us and determines that we were, in fact, not entitled to such tax benefit, we may be required to pay back-taxes in the amount applicable to such claimed deduction and statutory interest.
       In addition, pursuant to the Special Tax Treatment Control Law, a company is generally eligible for a 40% (or 50% for certain qualified expenditures) tax credit in the amount of the excess of expenditures relating to technology development and human resources in the relevant year subject to the tax credit over the average of the expenditures relating to technology development and human resources during the previous four-year period. Small and medium-sized companies may elect to obtain tax credit in the amount which is either (i) 50% of the difference between (A) expenditures relating to technology development and human resources in the relevant year subject to the tax credit and (B) average of the expenditures relating to technology development and human resources for the previous four-year period or (ii) 15% of the expenditures relating to technology development and human resources in the relevant year subject to the tax credit. Under the Special Tax Treatment Control Law, the tax credit will be granted for the fiscal year ended on or before December 31, 2009, and it is uncertain whether the Korean government will extend the period for such tax credit. We established a research and development division in July 2002. We filed tax returns, together with documents supporting our expenditures relating to technology development and human resources, with the tax authorities for fiscal years 2005 and 2006. If the Korea National Tax Office determines that these expenditures are not related to technology development and human resources subject to the tax credit, we may not be entitled to the relevant tax credit and may be required to pay back-taxes and statutory interest.
4.C. Organizational Structure
       Not applicable.
4.D. Property, Plants and Equipment
       As of December 31, 2006, our property and equipment mainly consisted of network servers and personal computers. As of December 31, 2006, the net book value of our property and equipment was Won 19.58 billion (US$21.16 million). Because our main business is to provide an e-commerce marketplace, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.
       Our corporate headquarters are located in approximately 4,282 square meters of office space located at LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912 Korea under a lease which expires on February 29, 2008. We also lease approximately 3,759 square meters of office space in Fine Tower, Yeoksam-Dong, Gangnam-Gu, Seoul 135-935 Korea, under a lease which expires on October 20, 2008. Our servers and other technology infrastructure are located in approximately 162 square meters of leased space located in the KIDC Building, Nonhyun-Dong 261-1, Gangnam-Gu, Seoul, Korea, approximately 23 square meters of leased space located in the KIDC Building, Seocho-Dong, Seocho-Gu, Seoul, Korea, and approximately six square meters of leased space located in KINX Building, Dogok-Dong, Gangnam-Gu, Seoul, Korea.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
       You should read the following discussion together with our financial statements and the related notes which appear elsewhere in this report. The following discussion is based on our financial statements, which have been prepared in accordance with the U.S. generally accepted accounting principles, or U.S. GAAP. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.
5.A. Operating Results
       This section begins with an overview of the principal factors and trends affecting our results of operations. The overview is followed by a discussion of our accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present a detailed analysis of our results of operations for the last three fiscal years.

Overview
       We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities, to a large number of potential buyers in a convenient, cost effective and secure manner. We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. Further, we believe we are currently a leader in Korea in terms of monthly unique visitors among e-commerce retailers. Our e-commerce marketplace is located at www.gmarket.co.kr.
       Until the third quarter of 2003, we operated as an online retailer, selling products from our inventory, and as an e-commerce marketplace, where various sellers could list and sell their products. In the third quarter of 2003, we began transitioning exclusively to an e-commerce marketplace. By December 31, 2004, we sold all of our inventory and since then, have been generating revenues exclusively from our e-commerce marketplace. We currently derive substantially all of our revenues from transaction fees on the sale of products on our website, as well as standard and premium listing, banner advertisement and keyword search fees.
       In the past several years, we have experienced significant growth in the number of registered users, the number of goods sold on our website and GMV. This has resulted from a widening acceptance of the use of the Internet to purchase goods in Korea and Korea’s improving Internet and delivery network infrastructure, as well as due to our implementation of key strategic initiatives and service developments to attract users to our website. We believe that we are well positioned to take advantage of the growth of the retail e-commerce industry in Korea, but face a number of challenges in growing our business. We face potential resource constraints for senior management and employees and continue to seek to hire talented personnel for website design, information technology, management and other areas. We also expect that competition will continue to increase as the retail e-commerce industry continues to grow. We must develop and provide, on a timely basis, services that gain market acceptance to continue to be competitive. Our management continues to strive to introduce new and innovative services on competitive terms in order to meet such challenges. Also, we are seeking to continue to increase our brand awareness through our online and offline marketing strategies.
       We recorded total revenues of Won 154.13 billion (US$166.56 million) in the year ended December 31, 2006 compared to total revenues of Won 70.34 billion in 2005 and Won 14.14 billion in 2004. We recorded a net income of Won 16.28 billion (US$17.60 million) in the year ended December 31, 2006 compared to a net income of Won 5.09 billion in 2005 and net losses of Won 1.44 billion in 2004.
Revenues
       We generate, and expect to continue to generate, most of our revenues from transaction fees on the sale of products, which represented 64.4%, 80.7% and 85.1% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. Our advertising and other revenues, including standard and premium listing, banner advertisement, keyword search fees, non-seller advertisement, membership fees for our Zero Margin Club and delivery services that we receive from buyers, represented 35.6%, 19.3% and 14.9% of our total revenues for the years ended December 31, 2006, 2005 and 2004, respectively.

Cost of revenues
       Our cost of revenues consists principally of the following:

•	Credit card commissions and bank charges. Fees paid to credit card issuers and banks and other parties for banking and funds transfer services in connection with processing sales transactions;

•	Click-through fees. Fees paid to Internet portals, other websites for referrals of buyers who make a purchase on our website and the referral fees paid to advertising agents; and

•	Other costs. Other costs of revenues include:

—	Network and systems maintenance fees. Fees paid to leased-line providers for use of network bandwidth; fees paid to data center providers for data hosting and technology systems maintenance; and fees paid to security and firewall providers and fees paid to telecommunications providers for sending text messages to buyers’ mobile phones to confirm the purchase and shipment of products;

—	Salaries and other compensation expenses. Salaries, employee benefits, severance benefits and stock-based compensation expenses attributable to sales transactions; and

—	Miscellaneous costs. Costs relating to sales transactions, including depreciation of our servers and other information technology systems used to process sales transactions, delivery services and donation shopping.
Sales and marketing expenses
       Our sales and marketing expenses consist of both online and offline advertising expenses, outsourced call center costs, and other costs, including promotion costs and salaries and other compensation expenses related to our marketing personnel.
General and administrative expenses
       Our general and administrative expenses consist of salaries and other compensation expenses related to our administrative and research and development personnel, and other costs, including professional fees and building lease payments. Our general and administrative expenses increased upon the completion of our listing on the Nasdaq, in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act and other costs associated with being a public company in the United States. See “Risk Factors— We will incur increased costs as a result of being a public company in the United States.”
Interest income
       We earn interest income from local financial institutions for deposits of cash and cash equivalents, cash on deposit, restricted cash, financial instruments and a held-to-maturity corporate bond.
Income tax
       For the year ended December 31, 2005, we had operating income and generated taxable income. As we had available loss-carryforwards of Won 3.19 billion at December 31, 2004, such amounts were utilized in 2005 to offset taxes we would otherwise have had to pay. In 2005, we recorded income tax benefits of Won 0.13 billion due to deferred income tax asset of Won 0.25 billion at the year ended December 31, 2005 and had available investment tax credit carryforwards of Won 0.09 billion at December 31, 2005. For the year ended December 31, 2006, we had operating income and generated taxable income. As we had utilized all available loss-

carryforwards in 2004 and 2005, we recorded income tax expenses of Won 3.29 billion (US$3.55 million) at December 31, 2006.
       The statutory tax rate applicable to us was 29.7% in 2004 and 27.5% in 2005 and 2006. However, we believe that we are entitled to a reduction in the statutory tax rate to 13.75%, as we believe that we qualify under one of the categories of businesses for the Tax-Benefit Businesses as defined under the Special Tax Treatment Control Law and have filed our tax returns for the 2006 fiscal year on such basis. See “Laws and Regulations— Laws Relating to Tax Benefits.”
Critical Accounting Policies and Estimates
       Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.
Revenue recognition
       Our revenues are derived from fees associated with successful transactions on our website, standard and premium listings, banner advertisement and keyword search, non-seller advertisement, membership programs and delivery services. Revenues from transaction fees are derived from commissions paid by sellers. Revenues from advertising are derived from the sale of online banners, premium listings and keyword searches to sellers and sale of advertisements to non-sellers. Other revenues are derived from membership program fees and delivery service charges, among others.
Transaction fees
       Our commission is calculated as a percentage of the GMV of each transaction and we record revenues from transaction fees net of our estimate of return allowances and sales incentives.
       Our standard transaction terms allow buyers to return goods to sellers within a seven-day period from the delivery date. If goods are returned during the return period, we generally refund all of the purchase price. Accordingly, we record an estimated reserve for refunds, based on our historical experience, as a reduction of revenues from transaction fees. We have elected to apply the above policy for our transaction fees using an analogy to the guidance in SFAS No. 48, Revenue Recognition When Right of Return Exists. We satisfy the criteria in SFAS No. 48 as our commission fee is fixed at the outset, the buyers and sellers of goods have economic substance apart from us, we do not have any significant obligations for future performance once the buyer’s payment is confirmed and we can reasonably estimate the amount of future refunds based on our historical experience. As the buyer has only seven days from delivery date to return goods, we are able to compare our estimated refund returns to the actual amount of returns at each period end.
Advertising and others
       Listing, advertising and membership fee revenues are recognized ratably over the term of the listing period, advertising contract term and membership period, respectively. In general, listing periods range from one day to one month, advertising contracts have a term of one day to one month and membership periods are either three months or 12 months.

Loyalty programs
       Registered buyers may earn loyalty points, or miles, through purchasing eligible products. Once a registered buyer has accumulated more than 10,000 miles, the buyer may convert those miles into G Cash (which in turn is convertible into cash). The mileage program reserve calculation incorporates judgments and assumptions regarding expected customer earnings and redemption patterns and is based on specific historical experience.
       During 2005, we began to offer to registered buyers discount coupons and stamps. Buyers are not required to complete a specific purchase transaction to earn a discount coupon. Rather, discount coupons are offered to registered buyers and can be used prior to their expiry date, to reduce the purchase price of a product in a future purchase. In accordance with EITF 01-09, we record the value of the coupon at the same time the coupon is actually used in a purchase as a reduction of revenues from transaction fees. Stamps are awarded to buyers after completion of a purchase transaction and may be accumulated and redeemed for discount coupons or used for other services. We charge sellers for issuing stamps and recognize the revenues when coupons, converted from stamps, are used for a purchase or when stamps are used for other services.
Accounting for stock-based compensation
       Prior to January 1, 2006, we accounted for stock-based compensation in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method based on the Black-Scholes Option Pricing (“Black-Scholes”) model. Under the fair value method, stock-based compensation costs are measured at the date of grant based on the fair value of the award and recognized over the service period on a straight-line basis. The determination of fair value of the award at the date of grant using the Black-Scholes model requires estimates about our expected dividend yield, expected risk free interest rate, expected volatility, expected life and the fair value of our common shares on the date of grant.
       All stock options granted as of December 31, 2006 were granted prior to our initial public offering on the Nasdaq. We have used an independent appraisal firm to assist us with the valuation of our common shares and our stock options at each date of grant. The determination of the fair value of our common shares on each date of grant was a two step process: first, it was necessary to calculate a deemed business enterprise value for us, and second, it was necessary to calculate an estimated fair value of our common shares on a non-marketable, minority basis. The business enterprise value was determined based on an income approach, using the discounted cash flow method and an estimated weighted average cost of capital, utilizing a venture capital rate of return. Then, for benchmarking purposes only, implied revenue multiples were calculated based on the value determined under the income approach, and compared to the revenue multiples of comparable companies. The estimated fair value of our common shares was calculated using an option pricing model, using the business enterprise value, an estimated volatility, a time to liquidation and a risk free interest rate.
       Determination of the fair value of our common shares involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different.
       As of January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations.

       The adoption of SFAS 123(R) resulted in a cumulative benefit from accounting change of W19 million, which reflects the net cumulative impact of estimated future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under SFAS 123.
Internal control over financial reporting
       We have identified significant deficiencies (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal control over financial reporting. Most of these deficiencies relate to the resources we currently have in place to meet our accounting and financial reporting requirements, which in turn contribute to the existence of other deficiencies related to our internal control over financial reporting including, but not limited to, our ability to produce financial statements in a timely and accurate manner in accordance with U.S. GAAP. In order to address such deficiencies, we have hired additional finance and accounting personnel and continue to evaluate the need to add additional resources to assist us in the preparation of our financial statements under U.S. GAAP and to assist us in improving our system of internal control over financial reporting. However, there can be no assurance that such efforts will significantly further improve our system of internal control over financial reporting.
       Beginning with the year ending December 31, 2007. Section 404 of the Sarbanes-Oxley Act will require us to, among other things, maintain an effective system of internal control over financial reporting, and will require our management to provide a certification on the effectiveness of our internal control on an annual basis. In 2006, we continued the preparation for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take corrective actions accordingly for their remediation. We cannot assure you that we will be able to complete the documentation, testing and, if appropriate, remediation work necessary to comply with Section 404 of the Sarbanes-Oxley Act, or that we or our independent public accountants will not identify material weaknesses in our internal control.
Recent accounting pronouncements
       In July 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. Among other provisions, FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for us from January 1, 2007. The adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.
       In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our financial position, results of operations or cash flows.
       In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 will not have a material impact on our financial position, results of operations or cash flows.
Results of Operations
       Our business has grown rapidly since we commenced operations in 2000, particularly in the past three years. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.
2006 compared to 2005
       The following table sets forth selective line items and the percentage of net sales that they represent for Gmarket for the fiscal years 2006 and 2005.

	Year ended		Year ended
	December 31,	Percentage of	December 31,	Percentage of	Percentage
	2006	Revenues	2005	Revenues	Increase

	(in billions of Korean Won)
Total revenues	154.13	100.0%	70.34	100.0%	119.1%
Cost of revenues	(78.95)	51.2%	(36.69)	52.2%	115.2%
Sales and marketing	(46.43)	30.1%	(24.80)	35.2%	87.2%
General and administrative	(14.57)	9.5%	(5.29)	7.5%	175.6%

Operating Income	14.18	9.2%	3.56	5.1%	298.2%

       Revenues. Our total revenues increased by 119.1% to Won 154.13 billion (US$166.56 million) in the year ended December 31, 2006 from Won 70.34 billion in the year ended December 31, 2005. This increase was primarily due to:

•	a 74.8% increase in transaction fee revenues to Won 99.25 billion (US$107.25 million) in the year ended December 31, 2006 from Won 56.78 billion in the year ended December 31, 2005, primarily due to a 109.9% increase in GMV to Won 2,268.20 billion (US$2,451.05 million) for the year ended December 31, 2006 from Won 1,080.86 billion for the year ended December 31, 2005; and

•	a 304.7% increase in advertising and other revenues to Won 54.88 billion (US$59.31 million) in the year ended December 31, 2006 from Won 13.56 billion in the year ended December 31, 2005, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement, keyword search fees and non-seller advertisement.
       The portion of our total revenues attributable to advertising and other revenues increased to 35.6% in the year ended December 31, 2006 from 19.3% in the year ended December 31, 2005, due to the addition of approximately 3.8 million new sellers and buyers during 2006. We believe as the number of high volume sellers increases, the increased competition among sellers results in sellers increasing their advertising expenditures to promote their products. Additionally, as the number of unique visitors increased to 18.4 million during the month of December 2006 from 14.2 million during the month of December 2005, our website became an increasingly attractive advertising forum for sellers.
       The deduction in our transaction fee revenues attributable to Gmarket Miles was Won 3.64 billion (US$3.93 million) for the year ended December 31, 2006, compared to Won 2.11 billion for the year ended December 31, 2005, and the deduction for discount coupons and

Gmarket Stamps was Won 2.76 billion (US$2.98 million) for the year ended December 31, 2006. See “—Critical Accounting Policies.”
       Cost of revenues. Our cost of revenues, which represented 51.2% and 52.2% of total revenues for the year ended December 31, 2006 and 2005, respectively, increased by 115.2% to Won 78.95 billion (US$85.32 million) in the year ended December 31, 2006 from Won 36.69 billion in the year ended December 31, 2005, primarily due to:

•	a 99.9% increase in credit card commissions and bank charges to Won 41.76 billion (US$45.13 million) in the year ended December 31, 2006 from Won 20.89 billion in the year ended December 31, 2005, reflecting the increase in GMV and number of transactions over the period;

•	a 85.6% increase in click-through fees to Won 18.62 billion (US$20.12 million) in the year ended December 31, 2006 from Won 10.03 billion in the year ended December 31, 2005, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 222.0% increase in other costs to Won 18.57 billion (US$20.08 million) in the year ended December 31, 2006 from Won 5.77 billion in the year ended December 31, 2005, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.
       Sales and marketing expenses. Our sales and marketing expenses, which represented 30.1% and 35.3% of total revenues in the year ended December 31, 2006 and 2005, respectively, increased by 87.2% to Won 46.43 billion (US$50.17 million) in the year ended December 31, 2006 from Won 24.80 billion in the year ended December 31, 2005, primarily resulting from:

•	a 94.8% increase in advertising expense to Won 27.35 billion (US$29.56 million) in the year ended December 31, 2006 from Won 14.04 billion in the year ended December 31, 2005, reflecting our expanded marketing efforts in 2006, including our online and offline advertisements;

•	a 74.3% increase in call center expenses to Won 11.87 billion (US$12.82 million) in the year ended December 31, 2006 from Won 6.81 billion in the year ended December 31, 2005, due to the increased head count at our outsourced call center;

•	a 117.2% increase in promotion expense for sales to Won 2.52 billion (US$2.72 million) in the year ended December 31, 2006 from Won 1.16 billion in the year ended December 31, 2005, reflecting the increase in our name brand and image enhancement promotional activities; and

•	a 68.1% increase in other costs to Won 4.69 billion (US$5.07 million) in the year ended December 31, 2006 from Won 2.79 billion in the year ended December 31, 2005, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees.
       General and administrative expenses. Our general and administrative expenses, which represented 9.5% and 7.5% of total revenues in the year ended December 31, 2006 and 2005, respectively, increased by 175.4% to Won 14.57 billion (US$15.75 million) in the year ended December 31, 2006 from Won 5.29 billion in the year ended December 31, 2005. This increase was primarily due to a 163.8% increase in salaries and other compensation expenses to Won 7.94 billion (US$8.58 million) in the year ended December 31, 2006 from Won 3.01 billion in the year ended December 31, 2005, due to an increase in administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.

       Operating income. As a result of the foregoing, we recorded operating income of Won 14.18 billion (US$15.32 million) in the year ended December 31, 2006, as compared to operating income of Won 3.56 billion in the year ended December 31, 2005.
       Other income (expense). Our other income increased to Won 5.39 billion (US$5.83 million) in the year ended December 31, 2006 from Won 1.40 billion in the year ended December 31, 2005, primarily due to an increase in interest income to Won 5.19 billion (US$5.61 million) in the year ended December 31, 2006 from Won 1.40 billion in the year ended December 31, 2005, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased and the inclusion of net proceeds after the issuance of American Depository Shares in July 2006.
       Income tax expenses. For the year ended December 31, 2006, we generated taxable income. As a result, we recorded Won 3.29 billion (US$3.55 million) of income tax expenses.
       Net income. As a result of the foregoing, we recorded a net income of Won 16.28 billion (US$17.60 million) in the year ended December 31, 2006 compared to a net income of Won 5.09 billion in the year ended December 31, 2005.
2005 compared to 2004
       The following table sets forth selective line items and the percentage of net sales that they represent for Gmarket for the fiscal years 2005 and 2004.

	Year ended		Year ended
	December 31,	Percentage of	December 31,	Percentage of	Percentage
	2005	Revenues	2004	Revenues	Increase

	(in billions of Korean Won)
Total revenues	70.34	100.0%	14.14	100.0%	397%
Cost of revenues	(36.69)	52.2%	(8.42)	59.5%	336%
Sales and marketing	(24.80)	35.2%	(5.36)	37.9%	363%
General and administrative	(5.29)	7.5%	(1.91)	13.5%	177%

Operating Income (loss)	3.56	5.1%	(1.55)	—	—

       Revenues. Our total revenues increased by 397.5% to Won 70.34 billion (US$72.40 million) in the year ended December 31, 2005 from Won 14.14 billion in the year ended December 31, 2004. This increase was primarily due to:

•	a 371.6% increase in transaction fee revenues to Won 56.78 billion (US$58.45 million) in the year ended December 31, 2005 from Won 12.04 billion in the year ended December 31, 2004, primarily due to a 381.5% increase in GMV to Won 1,080.86 billion (US$1,112.68 million) for the year ended December 31, 2005 from Won 224.50 billion for the year ended December 31, 2004; and

•	a 545.7% increase in advertising and other revenues to Won 13.56 billion (US$13.95 million) in the year ended December 31, 2005 from Won 2.10 billion in the year ended December 31, 2004, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement and keyword search fees.
       The portion of our total revenues attributable to advertising and other revenues increased to 19.3% in the year ended December 31, 2005 from 14.9% in the year ended December 31, 2004, due to the addition of approximately 7.2 million new sellers and buyers during 2005. We believe as the number of high volume sellers increases, the increased competition among sellers results in sellers increasing their advertising expenditures to promote their products. Additionally, as the number of unique visitors to our website increased to 14.2 million during the month of December

2005 from 9.2 million during the month of December 2004, our website became an increasingly attractive advertising forum for sellers.
       The deduction in our transaction fee revenues attributable to Gmarket Miles was Won 2.11 billion (US$2.17 million) for the year ended December 31, 2005, compared to Won 0.27 billion for the year ended December 31, 2004, and the deduction for discount coupons and Gmarket Stamps was Won 0.28 billion (US$0.29 million) for the year ended December 31, 2005. See “—Critical Accounting Policies.”
       Cost of revenues. Our cost of revenues, which represented 52.2% and 59.5% of total revenues for the year ended December 31, 2005 and 2004, respectively, increased by 335.7% to Won 36.69 billion (US$37.76 million) in the year ended December 31, 2005 from Won 8.42 billion in the year ended December 31, 2004, primarily due to:

•	a 379.1% increase in credit card commissions and bank charges to Won 20.89 billion (US$21.50 million) in the year ended December 31, 2005 from Won 4.36 billion in the year ended December 31, 2004, reflecting the increase in GMV and number of transactions over the period;

•	a 347.8% increase in click-through fees to Won 10.03 billion (US$10.32 million) in the year ended December 31, 2005 from Won 2.24 billion in the year ended December 31, 2004, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 217.0% increase in other costs to Won 5.77 billion (US$5.94 million) in the year ended December 31, 2005 from Won 1.82 billion in the year ended December 31, 2004, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.
       Sales and marketing expenses. Our sales and marketing expenses, which represented 35.3% and 37.9% of total revenues in the year ended December 31, 2005 and 2004, respectively, increased by 362.7% to Won 24.80 billion (US$25.53 million) in the year ended December 31, 2005 from Won 5.36 billion in the year ended December 31, 2004, primarily resulting from:

•	a 410.5% increase in advertising expense to Won 14.04 billion (US$14.45 million) in the year ended December 31, 2005 from Won 2.75 billion in the year ended December 31, 2004, reflecting our expanded marketing efforts in 2005, including our online and offline advertisements;

•	a 366.2% increase in call center expenses to Won 6.62 billion (US$6.81 million) in the year ended December 31, 2005 from Won 1.42 billion in the year ended December 31, 2004, due to the increased head count at our outsourced call center to 520 customer service professionals as of December 31, 2005 from 140 as of December 31, 2004;

•	a 3,767% increase in promotion expense for sales to Won 1.16 billion (US$1.19 million) in the year ended December 31, 2005 from Won 0.03 billion in the year ended December 31, 2004, reflecting the increase in our name brand and image enhancement promotional activities; and

•	a 156.9% increase in other costs to Won 2.98 billion (US$3.08 million) in the year ended December 31, 2005 from Won 1.16 billion in the year ended December 31, 2004, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees.

       General and administrative expenses. Our general and administrative expenses, which represented 7.5% and 13.5% of total revenues in the year ended December 31, 2005 and 2004, respectively, increased by 177.0% to Won 5.29 billion (US$5.44 million) in the year ended December 31, 2005 from Won 1.91 billion in the year ended December 31, 2004. This increase was primarily due to a 123.0% increase in salaries and other compensation expenses to Won 3.01 billion (US$3.10 million) in the year ended December 31, 2005 from Won 1.35 billion in the year ended December 31, 2004, due to an increase of, and salaries and other compensation paid to, administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.
       Operating income (loss). As a result of the foregoing, we recorded operating income of Won 3.56 billion (US$3.67 million) in the year ended December 31, 2005, as compared to operating loss of Won 1.55 billion in the year ended December 31, 2004.
       Other income (expense). Our other income increased to Won 1.40 billion (US$1.43 million) in the year ended December 31, 2005 from Won 0.11 billion in the year ended December 31, 2004, primarily due to an increase in interest income to Won 1.40 billion (US$1.43 million) in the year ended December 31, 2005 from Won 0.13 billion in the year ended December 31, 2004, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased.
       Income tax expenses. In 2005, we generated taxable income. However, as we had available loss-carryforwards of Won 3.19 billion at December 31, 2004, we utilized such amounts in 2005, paid Won 0.12 billion (US$0.12 million) of current income taxes and recorded income tax benefits of Won 0.13 billion (US$0.14 million) due to deferred income tax asset of Won 0.25 billion (US$0.26 million) at December 31, 2005.
       Net income (loss). As a result of the foregoing, we recorded a net income of Won 5.09 billion (US$5.24 million) in the year ended December 31, 2005 compared to a net loss of Won 1.44 billion in the year ended December 31, 2004.
Exchange Rates
       See “Item 3.A. Selected Financial Data— Exchange Rates.”

5.B.	Liquidity and Capital Resources
       As of December 31, 2006, we had a working capital, which is the difference between total current assets less total current liabilities, of Won 78.8 billion, including cash and cash equivalents of Won 34.9 billion and cash on deposit of Won 134.4 billion, compared to a working capital deficit of Won 7.86 billion, including cash and cash equivalents of Won 36.90 billion, as of December 31, 2005. We treat the amount payable from the buyers to the sellers held during the period in transit, which ranges from seven days to 30 days, as working capital. The increase in working capital as of December 31, 2006 is primarily attributable to the net proceeds of US$84 million from our initial public offering on June 29, 2006. We added these net proceeds to the balance sheet after the issuance of American Depositary Shares to investors, the closing of which took place on July 5, 2006. As of December 31, 2006, we had no loans outstanding. We believe that our available cash and cash flows generated from operations will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future.
       Net cash from operating activities was Won 29.9 billion in 2006 compared with Won 74.0 billion in 2005, and Won 20.4 billion in 2004. In 2006, net cash generated from operating activities decreased primarily due to a decrease in amount payable to sellers.
       Net cash used in investing activities primarily consists of cash on deposit, capital expenditures and restricted cash. Cash on deposit is cash we hold in term deposit accounts with financial institutions in Korea with terms of one year or less, although we may withdraw funds from those accounts on demand before maturity by forfeiting some of the accrued interest. Capital expenditures relate to purchases of computers and servers and other technology systems hardware and software to accommodate the growth of our business. Restricted cash is the security deposit we are required to maintain with certain credit companies that process credit card payments.
       Net cash used in investing activities in 2006 was Won 111.9 billion compared with Won 56.7 billion in 2005, and Won 9.0 billion in 2004. Cash flows from investing activities in 2006 includes increase in cash on deposit of Won 88.8 billion, compared with Won 39.2 billion in 2005, and Won 6.1 billion in 2004. The increase in 2006 were due primarily to net proceeds received from the initial public offering. Capital expenditures for 2006 were Won 14.8 billion compared with Won 7.3 billion in 2005 and Won 1.9 billion in 2004.
       Net cash provided by financing activities increased to Won 80.1 billion in 2006 compared with Won 0.5 billion in 2005, primarily as a result of the inclusion of net proceeds from the initial public offering during 2006. Net cash provided by financing activities in 2004 was Won 6.6 billion, primarily due to receipt of proceeds from an issuance of preferred shares, offset in part by an early repayment of our bank loans.
       We currently do not anticipate any potentially significant refinancing requirements in 2007.
Capital requirements and resources
       Our capital expenditures are comprised primarily of purchases of computers and servers and other technology related systems. We do not own any real property. In each of the years ended December 31, 2006, 2005 and 2004, we spent Won 14.7 billion, Won 7.3 billion and Won 1.9 billion, respectively, on the purchase of property and equipment. We expect to have capital expenditure requirements for our ongoing expansion and development of our business, including expenditures for expansion and upgrades of our Internet servers and databases. We currently estimate our capital expenditures for 2007 will total approximately Won 20.0 billion.

5.C.	Research and Development, Patents and Licenses, etc.
       As an e-commerce marketplace, we believe the success of our business depends, in large part, on the development and introduction of new technologies and development initiatives that meet the ever-changing needs of our buyers and sellers.
       Our R&D policy is focused on four key points:
       Customize key technology solutions: There are many solutions used for multi-purposes in the Internet business environment, such as search functionalities or VoIP communication technologies. We are customizing these technologies to meet the specific needs and demands of the e-commerce industry.
       Expand our platforms to the global level: Our role is to provide e-commerce platforms sought after by the marketplace. To be established as a global player, our existing platforms should be able to accommodate the needs of the global market as well as the domestic market.
       Utilize historical data more productively: For the benefit of both buyers and sellers, we are better utilizing our historical data to create more relevant and accurate search results and “best sellers” lists. Also, we are carefully analyzing our buyers’ purchasing histories and trends in order to create more useful “recommended products” lists for our buyers.
       Facilitate user participation: As user-generated contents are emerging as a new trend, we are working on platforms that facilitate active user participation.
       For the years 2006, 2005, and 2004, we spent approximately 2.93 Won, 1.41 billion Won and 0.58 billion Won, respectively, on research and development activities.

5.D.	Trend Information
       Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “—Operating Results” and Item 5.B. “—Liquidity and Capital Resources.”

5.E.	Off-Balance Sheet Arrangements
       There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F.	Tabular Disclosure of Contractual Obligations
       The following table summarizes our contractual obligations as of December 31, 2006 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

(In billions of Won)
Description of Contractual Obligations
LIG Tower office lease(1)	W1.69	W1.45	W0.24	W—	W—
Fine Tower office lease(2)	1.71	0.93	0.78	—	—

Notes:

(1)	Lease of 4,282 square meters of office space for our headquarters in Seoul, Korea, beginning in February 2006. The term of the lease is for one year from February 27, 2006 and the lease may be renewed for subsequent one-year terms. We renewed the lease on February 28, 2007 which expires on February 29, 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 0.81 billion (US$0.88 million).

(2)	Lease of 3,759 square meters of office space in Seoul, Korea, beginning in October 2006 and ending in October 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 3.13 billion (US$3.38 million).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management
Executive Officers and Directors
       The following table sets forth information regarding our executive officers and directors as of the date of this filing.

Executive Officers and Directors	Age	Position/Title

Young Bae Ku	41	Representative Director and Chief Executive Officer
Duckjun (D.J.) Lee	41	Chief Financial Officer
Dae Sik Yang	36	Chief Technology Officer
Kwang Jin Ryoo	34	Vice President—e-Market Operations
Paul J. Lee	34	General Counsel
Ki Hyung Lee	44	Non-Standing Director and Chairman of the Board of Directors
Sang Kyu Lee	40	Non-Standing Director
John E. Milburn	45	Outside Director
Massoud Entekhabi	52	Outside Director and Audit Committee Member
Hakkyun Kim	44	Outside Director and Audit Committee Member
Joon-Ho Hahm	43	Outside Director and Audit Committee Member
Seok-Heon Kim	44	Outside Director
Greg Mrva	37	Outside Director
       Standing directors are directors who work for us full-time and hold executive officer positions with us. Non-standing directors are directors who serve in their positions on a part-time basis. There is no legal distinction between standing and non-standing directors under the Korean Commercial Code.
       Young Bae Ku has served as our chief executive officer and representative director since October 2001. Prior to assuming such position, Mr. Ku was our director in charge of business operations from March to October of 2001. Prior to joining us in October 2000, Mr. Ku led the development of Goodsdaq pilot service at Interpark Corporation from August 1999 to April 2000 and was responsible for business development in the United States for Interpark Goodsdaq Corporation from April to September 2000. Before joining Interpark Corporation, Mr. Ku led field operations in oilfield services for Schlumberger in the Middle East and India from March 1991 to June 1999. Mr. Ku received a Bachelor’s degree in Petroleum and Mineral Engineering from Seoul National University.
       Duckjun (D.J.) Lee has served as our chief financial officer since July 2005. Prior to joining our company, Mr. Lee was an investment banker at Credit Suisse First Boston, Seoul Branch, from August 2003 to July 2005, Citigroup from May 2000 to December 2002 and Schroders from March 1997 to April 2000. As an investment banker, Mr. Lee advised Korean and multinational companies on cross-border mergers & acquisitions, corporate restructuring and capital markets transactions across various industries, including technology, telecommunications, consumer, industrial and financial services. Mr. Lee received a Bachelor’s degree in Business Administration from Seoul National University and a Master of Science in Accounting and Finance from the London School of Economics and Political Science.
       Dae Sik Yang has served as our chief technology officer since October 2000 and is currently the head of our research and development center. Mr. Yang joined us in February 2000 for the

Goodsdaq pilot development project. Prior to that, he was a software developer at Korea Securities Computer Corporation, or KOSCOM, from August 1998 to February 2000. Mr. Yang was involved from the beginning in the development of the e-commerce platform currently being used by us, and has held supervisory position. While at KOSCOM, Mr. Yang led the efforts to develop information processing programs. Mr. Yang received a Bachelor’s degree in Computer Engineering from Seoul National University.
       Kwang Jin Ryoo has been the vice president— e-Market Operations since January 2006, having joined us in 2000. From June 2004 until January 2006, Mr. Ryoo served as division manager of our e-Market business division. Prior to assuming that position, Mr. Ryoo served as assistant manager, deputy manager and general manager of various marketing departments, including our electronics and computers department, e-Market business division and e-Market category management division. Prior to joining us, Mr. Ryoo worked at Duzon Digitalware Co., Ltd. from March 1999 to April 2000, where he was responsible for marketing and conducting beta testing for newly developed software programs. Mr. Ryoo received a Bachelor’s degree in Law from Kangnam University.
       Paul J. Lee has served as our general counsel since February 2006. Prior to joining our company, Mr. Lee was a foreign legal consultant at Kim & Chang in Seoul from August 2001 to December 2005, where his primary practice areas included mergers and acquisitions and general corporate matters. Previously, Mr. Lee worked at Squire Sanders & Dempsey LLP in Los Angeles from October 1999 to June 2001 as a corporate associate. Mr. Lee received a Bachelor’s degree in Political Science from Columbia College and a Juris Doctor degree from the Columbia University School of Law.
       Ki Hyung Lee has served as our director since April 2000. Mr. Lee has been the Chairman of Interpark Corporation, our largest shareholder, from October 1997. Mr. Lee was responsible for establishing Interpark Corporation in October 1997, one of the earliest e-commerce business companies in Korea, which was begun as a business unit within Dacom Corporation. Mr. Lee has led Interpark’s efforts to expand its online business to ticketing, tourism and shopping. Mr. Lee also serves as a director of Korea On-Line Shopping Association. Mr. Lee received a Bachelor’s degree in Astronomy from Seoul National University in 1987.
       Sang Kyu Lee has served as our director since April 2000. Mr. Lee was our former chief executive officer, from April 2000 to September 2001. Mr. Lee is currently the chief executive officer of Interpark Corporation, our largest shareholder. Prior to becoming the chief executive officer of Interpark, Mr. Lee served in various roles, including as head of strategy, managing director and executive vice president of Interpark. Mr. Lee received a Bachelor’s degree in International Economics from Seoul National University.
       John E. Milburn has served as our director since December 2004. Mr. Milburn has been the managing general partner of Newton Technology Partners, a firm specializing in technology investments in Korea, since January 2000. He is an advisor to many companies in Korea and throughout the Asia Pacific region, particularly telecommunications companies. Mr. Milburn was vice president in charge of Internet Technology and Business Development at Dacom Corporation from December 1996 to September 2000. While at Dacom he was responsible for developing the largest consumer and commercial ISP in Asia. He was also instrumental in creating new value-added services businesses, and was the founder of KIDC, the highest traffic Internet data center in the world. Mr. Milburn was nominated by A. Bohl Praktijk B.V. for his current position with us. Mr. Milburn received a Bachelor’s degree in Nuclear Engineering from the University of California at Berkeley, was a scientist with the U.S. Department of Energy for 10 years, and has lived and worked in Korea since May 1991.
       Massoud Entekhabi has served as our director since December 2005 and serves as the chairman of our audit committee. Mr. Entekhabi is a managing director and founder of Zenith Equity Partners, a private equity firm based in southern California. Prior to founding Zenith Equity Partners, from 2000 to 2003, Mr. Entekhabi was a general partner and managing director of TL Ventures, a nationally focused venture capital firm with over US$1.4 billion under management. From 1973 to 2000, Mr. Entekhabi was with Coopers & Lybrand LLP and PricewaterhouseCoopers LLP, where he held various senior management positions and was a partner. Mr. Entekhabi is Fellow of Institute of Chartered Accountants in England & Wales and is also a Certified Public Accountant in the United States.
       Hakkyun Kim has served as our director and member of our audit committee since December 2005. Mr. Kim is currently an attorney at Pillsbury Winthrop Shaw Pittman LLP, a major U.S.-based law firm, in their Washington, DC office, where he focuses his practice on business and public policy matters affecting clients from, or with interests in, Korea and Asia. Previously, Mr. Kim worked at various other major U.S.-based law firms, where he represented Korean companies in connection with establishment of new operations in the U.S., including compliance with U.S. regulatory requirements. Prior to practicing law, Mr. Kim served as an economist at The Bank of Korea, the central bank of Korea, for over 10 years, where he worked in the areas of foreign asset management, domestic open market operation and monetary policy decision making. Mr. Kim received a Bachelor’s degree in Law and Economics from Seoul National University and a Juris Doctor degree from the University of Minnesota Law School.
       Joon-Ho Hahm has served as our director and member of our audit committee since December 2005. Mr. Hahm is an Associate Professor of International Economics and Finance at Yonsei University in Korea. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm received a Bachelor’s degree in English Literature and Business Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1988 and a Ph.D. in Finance and Economics from Columbia University in 1993. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Prudential Asset Management Co., Ltd. and a member of the Advisory Committee of Hana Bank.
       Seok-Heon Kim is the managing partner of Cornerstone Equity Partners, a leading Korean private equity firm specializing in buyout and significant control transactions. Mr. Kim has over 15 years of experience that has covered private equity, investment banking, corporate finance and corporate operations. Prior to Cornerstone, he held an executive role at Korea Investment & Securities where he led the establishment of Cornerstone, a subsidiary of Korea Investment Holdings which is a listed financial services holding company. He has also served as the head of Korea for CVC Asia Pacific Limited, head of M&A for ABN AMRO Seoul, group leader in Ernst & Young Korea’s M&A practice, and at LG Chem., Ltd. Mr. Kim holds a Bachelor’s degree in Public Law from the Seoul National University and a Master of Business Administration degree from the University of Washington.
       Greg Mrva joined Yahoo! Inc. in June 2005. In his role as Vice President of Mergers and Acquisitions, he is a key participant in the development of the Company’s strategy and in the identification and execution of new business opportunities including investments, acquisitions, strategic partnerships and joint ventures. Prior to joining Yahoo! Inc., Mr. Mrva was an investment professional with Texas Pacific Group, a well-know private equity and investment firm, from 2003 to 2005. Prior to TPG, Mr. Mrva was Vice President of Corporate Development at Mpath Interactive, an Internet media and entertainment company, from 1999 to 2002. Mr. Mrva has also worked for Montgomery Securities where he worked on private equity investments in the technology and media sectors. He began his career with Goldman Sachs in New York as a financial analyst in the Mergers and Acquisitions group. Mr. Mrva graduated from the University of Virginia with a Bachelor of Arts in History and Economics with high distinction, and holds a Juris Doctor degree magna cum laude from Harvard Law School.

6.B.	Compensation
Compensation of Directors and Officers
       We currently do not have any outstanding loans to our executive officers. We currently do not have any guarantee obligations with respect to any borrowings by any of our directors or executive officers. The remuneration paid to our directors and executive officers, in the aggregate, during the year ended December 31, 2006 totaled approximately Won 1.36 billion, which excludes Won 0.14 billion set aside or accrued to provide for retirement benefits to five of our executive officers. The accrued severance benefits for our executive officers as of December 31, 2006 and March 31, 2007 were Won 168.9 million and Won 184.3 million, respectively. The annual maximum aggregate amount of remuneration for directors is determined by a shareholder resolution. We also reimburse our directors for expenses they incur in performance of their services. In addition, we maintain four cars for our executive officers primarily for business use, but which can at times also be used for their personal use.
       Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. We are required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the Korea National Pension Service in 2006, 2005 and 2004, was Won 353.3 million, Won 143.0 million and Won 77.4 million, respectively. The accrued severance benefits as of December 31, 2004, 2005 and 2006, were Won 465.3 million, Won 428.1 million and Won 1,396.7 million, respectively.
       We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

6.C.	Board Practices
Board of Directors
       Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of standing directors and non-standing directors, including outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not executive officers, or otherwise employed by us. Under our articles of incorporation, directors serve a three-year term (in case of an outside director, one-year term), but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. The three-year term of Mr. Young Bae Ku will end on March 29, 2010 and those of Messrs. Ki Hyung Lee and Sang Kyu Lee will end on March 28, 2009. The one-year terms of Messrs. John E. Milburn, Massoud Entekhabi, Seok-Heon Kim, Hakkyun Kim and Joon-Ho Hahm will end on March 29, 2008. The three-year term of Mr. Greg Mrva will end on December 28, 2009. Our shareholders may remove directors from office by a resolution at a general meeting of shareholders adopted by the holders of at least two-thirds of the voting shares present or represented at the meeting which also represents at least one-third of our total voting shares then issued and outstanding. Our articles of incorporation provide for a board of directors of up to nine members, the majority of whom must be outside directors. We currently have a total of nine directors, five of whom are outside directors. In connection with Yahoo! Korea’s purchase of approximately 9.1% of our common shares from DutchCo, we increased the number of our board of directors to nine directors to accommodate the nomination of Greg Mrva by Yahoo! Korea to our board of directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting which also represents at least one-fourth of our total voting shares then issued and outstanding. Our articles of incorporation do not permit cumulative voting.
       The board of directors elects one representative director from its members. The representative director is authorized to represent us and act on our behalf and has the authority to bind us in all matters with third parties.
       Meetings of the board of directors are convened by the representative director or another director as determined by the board of directors. The board of directors determines all important matters relating to our business.
       Resolutions of the board are adopted in the presence of a majority of the directors in office and by the affirmative vote of a majority of the directors present. Under the Korean Commercial Code and our articles of incorporation, any director with a special interest in an agenda item presented for resolution at a board meeting must abstain from voting on such agenda item.
Committees of the Board of Directors
       Pursuant to our articles of incorporation, as amended on December 2, 2005, we have established an audit committee. In addition, the board of directors may establish under the board of directors a committee (other than the audit committee) consisting of at least two directors pursuant to our internal regulations adopted by the board of directors and may delegate certain authority of the board of directors, to the extent permissible under applicable laws and regulations.
Audit Committee
       Pursuant to our articles of incorporation, as amended on December 2, 2005, we have established our audit committee. Under our articles of incorporation, the audit committee must consist of three or more outside directors. Our articles of incorporation also requires us to comply with the laws of the relevant jurisdiction or the regulations and rules of the relevant government supervisory authorities or the relevant stock exchange, such as the Nasdaq Marketplace Rules, with respect to authority and composition of the audit committee, if we list or trade our stock on overseas stock exchanges. Therefore, all of our audit committee members must satisfy independence requirements under the Nasdaq Marketplace Rules. Our audit committee consists of Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm, all of whom meet the independence requirements of the Nasdaq Marketplace Rules. The audit committee is responsible for overseeing our accounting and financial reporting processes and the audits of the financial statements of our company. The responsibilities of the audit committee under the Korean Commercial Code and our articles of incorporation include, among other things:

•	request for convening an extraordinary general meeting of shareholders;

•	examine financial statements and other reports to be submitted by the board of directors to the general meeting of shareholders;

•	review the administration by the board of directors of our affairs;

•	approve appointment, dismissal and supervision of our independent certified public accountants; and

•	provide report of appointment of independent certified public accountants to our shareholders at the general meeting of shareholders.

6.D.	Employees
       The following table sets forth the number of our permanent employees for each of our major departments and our total number of employees as of December 31, 2004 and 2005 and 2006, and March 31, 2007.

	As of December 31,			As of
				March 31,
	2004	2005	2006	2007

Management and administration	9	16	16	18
Business planning*	—	—	37	47
Accounting and finance	13	13	21	23
Research and development	18	34	65	75
Sales and marketing	17	39	51	67
Transaction support	29	41	109	111
Service quality management	17	25	75	79

Total	103	168	374	420

*	In March 2006, some of the personnel previously assigned to the management and administration department were transferred to a newly created business planning department.
       We currently have over 400 outsourced personnel to handle our customer service functions. We hire part-time employees and contractors from time to time on an as-needed basis. The steady increase in the number of employees is due to the expansion of our business over the period. We believe our relationship with our employees is good, and we have never experienced any major labor disputes. None of our employees belong to a labor union, and no collective bargaining agreement governs our relationship with our employees.

6.E.	Share Ownership
       Some of our directors and officers own our common shares.
Stock Options
       We believe the use of stock options is an important element of our strategy to maintain a highly motivated management team, which aligns the interests of our management with those of our shareholders. Under Korean law, we may grant stock options to certain qualified executive officers and employees. Set forth below are the details of our stock option plan as currently implemented in our articles of incorporation:

•	Stock options may be granted to our executive officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of a person set forth in (i) and (ii) above, (iv) a person who actually controls the company, including a person who has the power to appoint or dismiss executive officers or (v) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of shareholders up to the lesser of 30% of all issued and outstanding shares or the maximum rate permitted by applicable laws and regulations. Under our articles of incorporation, stock options may be granted by a board resolution to the extent permissible under applicable law. However, current Korean law does not permit companies not listed on the Korean Exchange (such as us) to grant stock options to their executive officers and employees by a board resolution.

•	Under our articles of incorporation, the number of executive officers and employees who may be granted stock options shall not exceed 90% of the total number of incumbent executive officers and employees, and the stock options granted to any single officer or employee shall not exceed 10% of the total number of issued and outstanding shares.

•	Under our articles of incorporation, in case (i) where the relevant officer or employee voluntarily retires or resigns after the stock option is granted to him or her, (ii) where the relevant officer or employee has intentionally or by negligence caused material damage to us or (iii) where any cause for cancellation provided under the contract granting the stock option has occurred, the granted stock option may be cancelled by a resolution of the board of directors. Where the relevant executive officer or employee voluntarily retires or resigns, stock options not exercised must be exercised within three months from the date of retirement or resignation.

•	Generally, under the Korean Commercial Code, stock options may begin to vest at the earliest after two years of continuous employment or service from the date of resolution of general meeting of shareholders granting such stock options. Under our articles of incorporation and applicable stock option agreements currently in effect, 50% of the stock options vest after two years from the date of resolution of general meeting of shareholders granting such stock options, the remaining 50% of the stock options vests monthly, in even increments, over the next 24 months. Stock options expire on the seventh anniversary of the date such stock options first become exercisable.

•	Under the Korean Commercial Code, the minimum exercise price of stock options must not be less than either of the following:

(a)	if new shares will be issued at the time of exercise of the stock option, the higher of (i) the fair value of such shares as of the date of the grant of the stock options and (ii) par value of such shares; or

(b)	if treasury shares will be transferred at the time of exercise of the stock option, the fair value of such treasury shares as of the date of the grant of the stock options.
       Set forth below are descriptions of our grant of stock options to our directors, executive officers and employees since our inception, taking into account the 50-for-1 stock split effective January 5, 2006:

•	At the general meeting of shareholders held on March 30, 2001, we granted stock options for 3,600,000 shares in the aggregate, with an exercise price of Won 100 per share, to 19 executive officers and employees.

•	At the general meeting of shareholders held on March 25, 2002, we granted stock options for 3,600,000 shares in the aggregate, with an exercise price of Won 100 per share, to 29 executive officers and employees.

•	At the general meeting of shareholders held on March 14, 2003, we granted stock options for 1,875,000 shares in the aggregate, with an exercise price of Won 140 per share, to 18 executive officers and employees.

•	At the general meeting of shareholders held on March 31, 2004, we granted stock options for 300,000 shares in the aggregate, with an exercise price of Won 140 per share, to six employees.

•	At the general meeting of shareholders held on March 22, 2005, we granted stock options for 495,000 shares in the aggregate, with an exercise price of Won 640 per share, to 26 employees.

•	At the general meeting of shareholders held on December 2, 2005, we granted stock options for 725,000 shares in the aggregate, with an exercise price of Won 4,000 per share, to one director, one executive officer and one employee.

•	At the general meeting of shareholders held on March 28, 2006, we granted stock options for 490,000 shares in the aggregate, with an exercise price of Won 9,000 per share, to two directors, one executive officer and 111 employees.

•	At the general meeting of shareholders held on March 29, 2007, we granted stock options for 430,000 shares in the aggregate, with an exercise price of Won 16,452 per share, to 158 employees.
       Taking into account the 50-for-1 stock split which became effective January 5, 2006, out of a total of 11,085,000 shares granted as stock options to officers and employees, (i) 1,573,000 stock options remain outstanding as of December 31, 2006, (ii) stock options for 2,662,000 shares have been cancelled due to the retirement of the stock option holders or due to other reasons, (iii) stock options for a total of 6,075,000 shares were exercised on July 15, 2005, (iv) stock options for a total of 325,000 shares were exercised on August 4, 2005 and (v) stock options for a total of 450,000 shares were exercised on April 19, 2006.

				Number of	Number of	Number of
				shares	shares	shares
				allocated	allocated	allocated	Number of
		Number of shares		(Exercise	(Exercise	(Exercise	shares
		allocated (Exercise		Price	Price	Price	exercised
		Price Won 100)		Won 140)	Won 4,000)	Won 9,000)	(on
							July 15,
Name	Position	2001	2002	2003	2005	2006	2005)	Exercise period

Young Bae Ku	CEO and Representative Director	500,000	1,000,000	500,000	—		2,000,000
Duckjun (D.J.) Lee	Chief Financial Officer				600,000			December 2007 – December 2016
Paul J. Lee	General Counsel	—	—	—	—	65,000	—	March 2008 – March 2017
Chang Sun Jo	Senior Vice President — Marketing and Business Development	—	350,000	200,000	—		550,000	—
Dae Sik Yang	Chief Technology Officer	250,000	350,000	150,000	—		750,000	—
Kwang Jin Ryoo	Vice President — e-Market Operations	175,000	125,000	50,000	—		350,000	—
Massoud Entekhabi	Outside Director and Member of Audit Committee	—	—	—	100,000		—	December 2007 – December 2016
Hakkyun Kim	Outside Director and Member of Audit Committee	—	—	—	—	37,500	—	March 2008 – March 2017
Joon-Ho Hahm	Outside Director and Member of Audit Committee	—	—	—	—	37,500	—	March 2008 – March 2017
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
       The following sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2007 by: taking into account the conversion of all of our outstanding Series A convertible preferred shares into the same number of common shares on June 6, 2006 and the 50-for-1 stock split which became effective January 5, 2006, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.
       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated below, the persons named in the table have the sole voting and investment power with respect to all common shares shown as beneficially owned by them. None of the stock options held by such persons are exercisable within 60 days of the date hereof.

Shares beneficially owned as of March 31, 2007	Number	%

Executive Officers and Directors:
Ki Hyung Lee(1)(2)	3,615,500	7.3%
Young Bae Ku(2)	2,743,550	5.5%
Dae Sik Yang(2)	601,300	1.2%
Sang Kyu Lee(2)	200,000	*
Kwang Jin Ryoo(2)	372,265	*
Subtotal of Executive Officers and Directors as a group	7,532,615	15.2%
Principal Shareholders:
Interpark Corporation(3)	14,599,900	29.5%
Yahoo! Korea Corporation(4)	4,505,650	9.1%
Yahoo! Inc.(4)(5)	516,311	1.0%
Techno Pacific Assets Limited(6)	165,450	*
Subtotal of Principal Shareholders	19,787,311	39.9%
Total	27,319,926	55.1%

Notes:

*	Less than 1%.

(1)	Mr. Ki Hyung Lee owns 20.8% of the issued and outstanding shares of Interpark Corporation, one of our principal shareholders.

(2)	The mailing address for this shareholder is: c/o Gmarket Inc., 8th Floor, LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea.

(3)	The mailing address for Interpark Corporation is: 8th Floor, Nam Seoul Building, 1304-3, Seocho-Dong, Seocho-Gu, Seoul 137-074, Korea.

(4)	Yahoo! Korea Corporation, a corporation organized and existing under the laws of Korea, is a wholly-owned subsidiary of Yahoo! Inc, a corporation organized and existing under the laws of the State of Delaware. The mailing address for Yahoo! Korea Corporation is: 144-19 JS Tower, Samseong-Dong, Gangnam-Gu, Seoul, Korea. The mailing address for Yahoo! Inc. is: 701 First Avenue, Sunnyvale, California 94089.

(5)	Yahoo! Inc. acquired 516,311 of our common shares in March 2007.

(6)	Techno Pacific Assets Limited, a British Virgin Islands entity, currently owns common shares which were converted from preferred shares on June 6, 2006. Techno Pacific Assets Limited is wholly owned by Yoon Jung Choi, who is the wife of John E. Milburn, one of our directors. John E. Milburn is the sole director of Techno Pacific Assets Limited and acts as its managing director. The registered business address for Techno Pacific Assets Limited is c/o NTP Korea, 1st Fl. Samhwa Bldg., 144-17 Samsung-Dong, Gangnam-Gu, Seoul, Korea 135-090 and its mailing address is Techno Pacific Assets Limited, 555 Bryant Street #584, Palo Alto, CA 94301, U.S.A.
Strategic Investment
       Yahoo! Inc., a corporation organized and existing under the laws of the State of Delaware, or Yahoo!, and DutchCo entered into an agreement for the purchase by Yahoo! of 4,505,650 of our common shares from DutchCo, for an aggregate purchase price of US$60 million. Yahoo! is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. Yahoo! provides online products and services, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world. Yahoo! is headquartered in Sunnyvale, California.
       Yahoo! assigned its rights under the purchase agreement to Yahoo! Korea Corporation, a wholly-owned subsidiary of Yahoo! that is a corporation organized and existing under the laws of Korea, or Yahoo! Korea, and the transaction was consummated on June 12, 2006. As a result of the Yahoo! Korea investment, Yahoo! Korea owns 4,505,650 of our common shares, which represents approximately 9.1% of our total issued and outstanding common shares as of December 31, 2006.
       In connection with Yahoo! Korea’s purchase of common shares from DutchCo, we entered into a shareholders agreement and registration rights agreement with Yahoo! Korea, DutchCo and Interpark Corporation. These agreements provide for, among other things, and subject to, in each case, certain conditions (i) the ability of Interpark Corporation and Yahoo! Korea to appoint members to our board of directors, (ii) preemptive rights to Yahoo! Korea for future issuances of our equity securities, subject to certain exceptions and (iii) registration rights for Yahoo! Korea and DutchCo. As DutchCo has since sold or distributed to its equity holders a total of 7,576,531 common shares, it is therefore no longer our shareholder and no longer has rights under the foregoing agreements.

7.B.	Related Party Transactions
       We engage from time to time in various transactions with related parties. We believe we have conducted our transactions with related parties as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.
Relationship with Interpark Corporation
       As one of our sellers, Interpark lists products on our website, including books, CDs, household products and travel/tour packages. Also, our users may redeem Interpark-issued gift certificates towards purchases on our website. Currently, the sales of Interpark’s products on our website, combined with the value of the redeemed Interpark-issued gift certificates, comprise less than 1% of our GMV.
       During the years ended December 31, 2004, 2005 and 2006, there were transactions with Interpark Corporation and its subsidiaries as follows:

(In millions of Won)	2004		2005		2006

Revenues	W	429	W	22	W	131
Operating expenses		613		1,127		845
Accounts receivable		85		1		42
Leasehold and other deposits		—		267		114
Amounts payable to sellers		442		43		335
Accounts payable and accrued expenses		62		143		56
       Mr. Ki Hyung Lee, the chairman and co-chief executive officer of Interpark, and Mr. Sang Kyu Lee, the co-chief executive officer of Interpark, currently serve as members of our board of directors.
Relationship with Yahoo!
       In April 2007, we entered into an agreement with Overture Korea, a Yahoo! company, in which Overture Korea’s sponsored links will appear on selected search results pages of our website. Under the terms of the agreement, we will receive a designated percentage of the total revenue received by Overture Korea from its advertisers in connection with such sponsored links. The initial term of the agreement will expire in March 2008 but is renewable on an annual basis.

Relationship with BestBuyer Co., Ltd.
       BestBuyer Co., Ltd., or BestBuyer, is an affiliate of our largest shareholder, Interpark. We have entered into two separate agreements with BestBuyer in January 2006 and October 2006, respectively. The first agreement is for the purchase of banner advertisements on BestBuyer’s website for two months for an aggregate contract price of Won 7 million. The second agreement is a co-promotion agreement pursuant to which we pay BestBuyer a click-through fee, which is a fee we pay to Internet portals and other websites, such as BestBuyer, for referrals of buyers who make a purchase on our website. The amount of click-through fee is computed as a percentage of the total transaction value completed on our website by buyers referred to our website from the BestBuyer website. The total amount of click-through fee paid to BestBuyer for the year ended December 31, 2006 was Won 506.7 million. This agreement is for a one year term that will expire in October 2007 but is renewable on an annual basis.
Loans to officers
       We do not have any loans, credits or guarantees outstanding to or for the benefit of executive officers.

7.C.	Interests of Experts and Counsel
       Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information
Financial Statements
       All relevant financial statements are included in “Item 18. Financial Statements.”

8.B.	Significant Changes
       No significant changes have occurred since the date of our financial statements included in this annual report on Form 20-F. See “Item 5.A. Operating Results— Overview” for information on material trends affecting our business and results of operations.
ITEM 9.      THE OFFER AND LISTING

9.A.	Offer and Listing Details
Common Stock
       Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.

ADSs
       Following our initial public offering on June 29, 2006, the ADSs have been issued by Citibank N.A. as depositary and are listed on the Nasdaq Stock Market’s National Market under the symbol “GMKT.” Each ADS represents one share of our common stock. As of December 31, 2006, 10,733,884 ADSs representing 10,733,884 shares of our common stock were outstanding. The table below shows the high and low trading prices on the Nasdaq for the outstanding ADSs since July 1, 2006. Each ADS represents one share of our common stock.

Price period	High	Low

	(In US$)
2006
Third Quarter	16.93	12.36
July	16.93	14.53
August	14.73	12.36
September	14.89	13.29
Fourth Quarter	25.93	14.33
October	17.39	14.33
November	24.74	16.65
December	25.93	19.62
2007
First Quarter	26.05	15.10
January	26.05	21.02
February	21.85	19.09
March	19.89	15.10

9.B.	Plan of Distribution
       Not applicable.

9.C.	Markets
       See Item 9.A. “Offering and Listing Details.”

9.D.	Selling Shareholders
       Not applicable.

9.E.	Dilution
       Not applicable.

9.F.	Expenses of the Issue
       Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital
       See Item 10.B. “Articles of Incorporation.”

10.B.	Articles of Incorporation
       The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.

General
       Our total authorized share capital is 200,000,000 shares.
       As of the date hereof, our authorized share capital consists of 200,000,000 shares, each with a par value of Won 100. As of December 31, 2006, there are 49,506,210 common shares and no preferred shares issued and outstanding. Each issued and outstanding preferred share was converted into one common share on June 6, 2006. As of December 31, 2006, no preferred shares are permitted to be issued under our articles of incorporation.
       The following are summaries of material provisions of our articles of incorporation, as well as the Korean Commercial Code and relevant laws of Korea, all as currently in effect.
       Certificates representing our common shares are issued in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.
Common Shares
Dividends
       We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.
       The holders of our common shares are entitled to such dividends as may be declared at our annual general meeting of shareholders, subject to the Korean Commercial Code. If we declare dividends at the annual general meeting of shareholders, which is generally held within three months after the end of the fiscal year, we will pay the annual dividend shortly after the annual general meeting to the shareholders of record or registered pledges as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, any dividend of shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.
       Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10.0% of the cash portion of the annual dividend or until we have accumulated a legal reserve of not less than one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.
       In addition, the Korean Commercial Code and our articles of incorporation provide that, in addition to annual dividends, we may pay interim dividends once during each fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.
Preferred Shares
       On June 6, 2006, all of our outstanding preferred shares were converted into common shares and certain provisions of our articles of incorporation relating to preferred shares lost their effect pursuant to the amendment of our articles of incorporation. Accordingly, there are currently no preferred shares outstanding.
Distribution of Free Shares
       In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.
Preemptive Rights and Issuance of Additional Shares
       We may at times issue authorized but unissued shares, unless otherwise provided in the Korean Commercial Code, on terms determined by our board of directors. All our shareholders are generally entitled to subscribe to any newly-issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ registry as of the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.
       We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date.
       Under our articles of incorporation, we may issue new shares up to 60% of our total outstanding shares pursuant to a board resolution to persons other than existing shareholders only:

•	if we offer subscription for new shares or issue them to subscribers in accordance with the Securities and Exchange Act of Korea;

•	if we issue new shares by general public offering by a resolution of the board of directors in accordance with the Securities and Exchange Act of Korea;

•	if we preferentially issue new shares to members of our employee stock ownership association in accordance with applicable laws and regulations;

•	if we issue new shares upon the exercise of stock options in accordance with applicable laws and regulations;

•	if we issue new shares pertaining to the issuance of any depository receipts;

•	if we issue new shares to entities other than existing shareholders, such as domestic or foreign financial institutions or foreign investors, for the purposes of long-term development or funding necessity; or

•	if we issue new shares in order to achieve a business purpose, including, but not limited to, introduction of new technology or improvement of our financial condition.
       In addition, under the Korean Commercial Code, we may issue new shares pursuant to a board resolution to persons other than existing shareholders to the extent that the purpose of such issuance is to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition. In connection with the purchase of our common shares by Yahoo! Korea from DutchCo, Yahoo! Korea entered into a shareholders agreement with us, Interpark Corporation and DutchCo, which provides for, among other things, preemptive rights to Yahoo! Korea even in circumstances when certain of our other shareholders would not be entitled to such rights.
       We may issue convertible bonds or bonds with warrants, within the limit of the Korean Commercial Code and our articles of incorporation, to persons other than existing shareholders,

where such issuance is deemed necessary by us to achieve a business purpose, including, but not limited to, the introduction of new technology or the improvement of our financial condition.
General Meeting of Shareholders
       We generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding common shares; or

•	at the request of our audit committee.
       We must give our shareholders a written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. Our articles of incorporation allow us to give such notice in the form of an e-mail. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders, which should be made in writing at least six weeks prior to the meeting. Shareholders not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.
       Our general meetings of shareholders are held in Seoul, Korea or near Seoul as deemed necessary.
Voting Rights
       Holders of our shares are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless our articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our articles of incorporation do not permit cumulative voting.
       Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	dismissing a director;

•	reducing our capital;

•	effecting any dissolution, merger or consolidation of us;

•	transferring all or substantial part of our business;

•	acquiring the whole business of another company or a part of the business of any other company, which significantly affects our business;

•	lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements the profit/losses from which affect both parties;

•	issuing new shares at a price below par value; or

•	other matters required to be adopted by a special resolution at the general shareholders meeting under the relevant laws and regulations.
       Shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.
       Holders of ADSs will exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.
Rights of Dissenting Shareholders
       In some limited circumstances, including (i) the transfer of all or any significant part of our business, (ii) our merger or consolidation with another company, or (iii) certain stock swap transaction with other venture companies or major shareholders of other venture companies pursuant to the Venture Business Promotion Act (to the extent we continue to qualify as a venture company under such act), dissenting shareholders have the right to require us to purchase their shares. To exercise such right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days (10 days in the case of (iii) above) after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after the expiration of the above 20-day or 10-day period. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement on the purchase price for the shares is not made within 30 days from the date of our receipt of the dissenting shareholders’ request, we or such dissenting shareholder may request a court in Korea to determine the purchase price. Under the Korean Commercial Code, the purchase price will be determined at the amount that court believes is the fair value of our shares. In calculating the fair value of our shares, the court will consider our financial condition and other circumstances. Holders of ADSs will not be able to exercise dissenter’s rights, unless they withdraw the underlying common shares and become our direct shareholders.
Registry of Shareholders and Record Dates
       Our transfer agent, Korea Securities Depository, maintains the registry of our shareholders at its office in Seoul, Korea. It records and registers transfers of our shares on the registry of shareholders upon presentation of share certificates.
       The record date for annual dividends is December 31. For the purpose of determining shareholders entitled to annual dividends, the registry of shareholders is closed for the period from January 1 to January 15 of the following year. Further, for the purpose of determining shareholders entitled to any other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the registry of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the registry of shareholders is closed.
Annual Report
       At least one week before the annual general meeting of shareholders, we must make our annual reports and audited financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.
Transfer of Shares
       Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his or her name, seal and address registered on our shareholders registry, maintained by our transfer agent. A non-Korean shareholder may file a sample signature in place of a seal, unless he or she is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent in Korea authorized to receive notices on his or her behalf and file his or her mailing address in Korea. These requirements do not apply to holders of ADSs.
       Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository, may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Exchange Controls.” Our transfer agent is Korea Securities Depository, located at 34-6 Yoido-Dong, Youngdeungpo-Gu, Seoul 150-948, Korea.
Acquisition of Shares by Us
       We may not acquire our own common shares except in limited circumstances, such as (i) reduction of capital, (ii) acquisition of our own common shares for the purpose of granting stock options to our directors, executive officers and employees and (iii) acquisition of our own shares for the purpose of implementing stock swap arrangement with other venture companies or major shareholders of other venture companies pursuant to the Venture Business Promotion Act (but only to the extent we qualify as a venture company under such act). Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party within a reasonable time. In addition, corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.
Liquidation Rights
       In the event of our liquidation, assets remaining after payment of all debts, liquidation preferences to holders of preferred shares, if any, liquidation expenses and taxes, will be distributed among holders of our common shares in proportion to their shareholdings.

10.C.	Material Contracts
       We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company” or elsewhere in this annual report on Form 20-F.

10.D.	Exchange Controls
       The description of foreign exchange controls and securities regulations provided below is applicable for a Korean company that has not listed its shares on any stock exchange in Korea.
General
       The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investments in securities of Korean companies by persons who are not residents of Korea (“non-

residents”) as defined by that Act and the issuance of securities by Korean companies outside of Korea. Under the Foreign Exchange Transaction Laws, non-residents may invest in securities of Korean companies only to the extent specifically allowed by these laws. The Financial Supervisory Commission of Korea has also adopted, pursuant to its authority under the Securities and Exchange Act of Korea, regulations that restrict investment in securities of Korean companies by foreign investors (as defined by the Securities and Exchange Act of Korea) and regulate issuance of securities by Korean companies outside of Korea.
       Subject to certain limitations, the Ministry of Finance and Economy (“MOFE”) has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOFE may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOFE may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.
Government Review of Issuances of ADSs
       In order for us to issue ADSs in an amount exceeding US$30 million (aggregating any amount of foreign currency loans borrowed and securities offerings issued outside Korea during the one year period immediately preceding the date of the submission of a report to MOFE), we are required to submit a report to the MOFE with respect to the issuance of the ADSs prior to such issuance. The MOFE may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs. In addition, we are also required to submit a report to the MOFE upon receipt of the full proceeds from the offering of the ADSs promptly after the issuance of the ADSs. No further governmental approval is necessary for the offering and issuance of the ADSs.
       Under current Korean laws and regulations, the depositary is required to obtain our prior consent for any proposed deposit of common shares if the number of shares to be deposited in such proposed deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs). We have consented to any such deposit which exceeds the number of common shares to be deposited by us as mentioned above, so long as such deposit would not violate our articles of incorporation or Korean law. See “Description of American Depositary Shares.” Therefore, a holder of ADSs who surrenders ADSs and withdraws common shares may not be permitted subsequently to deposit those common shares and obtain ADSs.
Reporting Requirements for Holders of Substantial Interests
       Prior to making an investment of 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a bank located in Korea (which may include a non-Korean bank’s Korean branch office) that is licensed pursuant to the Foreign Exchange Transaction Act to engage in foreign currency transactions (a “foreign exchange bank”) or the Korea Trade Investment Promotion Agency (“KOTRA”). Subsequent sales of such shares by foreign investors will also require a prior report to such foreign exchange bank or the KOTRA, as the case may be.
Restrictions Applicable to ADSs
       Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of common shares underlying ADSs and the delivery of common shares in Korea in connection with the withdrawal inside Korea. Persons who have acquired common shares as a result of the withdrawal of common shares underlying the ADSs may exercise their preemptive rights for new common shares, participate in free distributions and receive dividends on common shares without any further governmental approval.
Restrictions Applicable to Shares
       Certificates evidencing common shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, securities companies (which may include a non-Korean securities company’s Korean branch office), Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians, are eligible to act as a custodian of shares for a non-resident or foreign investor. A custodian acting for a non-resident or foreign investor must deposit the shares with Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
       A foreign investor may appoint one or more standing proxies from among Korea Securities Depository, foreign exchange banks, securities companies (which may include Korean branch offices of non-Korean securities companies), asset management companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto, if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
       A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account, which are opened at a foreign exchange bank exclusively for stock investments by the foreign investor, without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance of foreign currency funds into Korea or deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account to a Won account opened at a securities company to place a deposit for, or settle the purchase price of, a stock purchase transaction. Funds in the foreign currency account may be remitted abroad without any governmental approval.
       Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited in a Won account with a securities company or the investor’s Won account. A foreign investor may transfer funds in its Won account to its foreign currency account or withdraw such funds for local living expenses, provided that any withdrawal of local living expenses in excess of a certain amount is reported to the tax authorities by the foreign exchange bank at which the Won account is maintained. A foreign investor may also use funds in its Won account for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.
       Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

10.E.	Taxation
       The following summary is based on the tax laws of the United States and Korea as in effect on the date of this report, and is subject to any change in United States or Korean law that may come into effect after such date. We advise investors in ADSs to consult their own tax advisors as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including, in particular, the effect of any national, state or local tax laws.
U.S. Federal Income Tax Considerations
       The following discussion is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs or our common shares by U.S. Holders (as defined below) that hold the ADSs or our common shares represented by such ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, the Convention Between the United States of America and the Republic of Korea for The Avoidance of Double Taxation, as amended (the “Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who have acquired the ADSs or our common shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our common shares). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.
       As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs or our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.
       If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds the ADSs or our common shares, the tax treatment of such partnership and its partners will generally depend upon the status and activities of the partnership and the partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax consequences to it and its partners of the purchase, ownership and disposition of the ADSs or our common shares.
       PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR OUR COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS.
Treatment of the ADSs
       A U.S. Holder of the ADSs will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in our common shares held by the depositary (or its custodian) that are represented and evidenced by such ADSs. Accordingly, any deposit or withdrawal of our common shares by a U.S. Holder in exchange for ADSs will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes.
Distributions
       Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder that receives a distribution with respect to the ADSs or our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Korean or other non-U.S. tax withheld from such distribution) to the extent of our current or accumulated earnings and profits. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in the ADSs or our common shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such ADSs or our common shares. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution in respect of the ADSs or our common shares.
       The U.S. dollar value of any distribution on the ADSs or our common shares made in Won should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the depositary or the U.S. Holder, respectively, regardless of whether the Won are in fact converted into U.S. dollars. If the Won so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Won so received are not converted into Dollars on the date of receipt, such U.S. Holder will have a basis in the Won equal to their Dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.
       Dividends paid on the ADSs or our common shares generally will constitute income from sources outside the United States and generally will be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. In general, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Korean tax withheld from distributions received in respect of the ADSs or our common shares. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Convention, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. See “Taxation—Korean Taxation.” A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Korean tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.
       Dividends received by a non-corporate U.S. Holder (including an individual) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” or in respect of stock of a non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. Holder) that is readily tradable on an established securities market in the United States generally qualify for a 15% reduced maximum tax rate so long as certain holding period requirements are met. Since the ADSs were listed on the Nasdaq, unless we are treated as a passive foreign investment company with respect to such U.S. Holder, dividends received in respect of the ADSs will qualify for the reduced rate. Dividends paid on our common shares not held through ADSs should qualify for the reduced rate if we are treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to such U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Tax Convention as currently in effect meets these requirements and we believe that we are currently eligible for the benefit of the Tax Convention. However, the U.S. Internal Revenue Service (the “IRS”) may disagree with our conclusion, and, therefore, no assurance can be given that we will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on our common shares held by a U.S. Holder other than through ADSs. Special rules apply for purposes of determining the recipient’s investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer is urged to consult its own tax adviser regarding the possible applicability of the reduced rate and the related restrictions and special rules.
Sale, Exchange or Other Disposition of the ADSs or our Common Shares
       Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the ADSs or our common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the ADSs or our common shares. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange or other disposition, the ADSs or our common shares were held by such U.S. Holder for more than one year. Net long-term capital gains of a non-corporate U.S. Holder (including individuals) recognized in a tax year beginning on or before December 31, 2010, are generally taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Capital gain or loss from the sale, exchange or other disposition will generally be sourced within the United States for U.S. foreign tax credit purposes.
       A U.S. Holder that receives Won (or other foreign currency) from a sale, exchange or other disposition of our common shares generally will realize an amount equal to the Dollars value of the Won (or such other foreign currency) on the settlement date of such sale or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our common shares are treated as being “traded on an established securities market” for this purpose or (ii) such settlement date is also the date of such sale or disposition. If the Won (or such other foreign currency) so received are converted into Dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the Won (or such other foreign currency) so received are not converted into Dollars on the settlement date, such U.S. Holder will have a basis in the Won (or such other foreign currency) equal to their Dollars value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Won (or such other foreign currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Won (or other currency) from a sale, exchange or other disposition of our common shares in cases not described in this paragraph.
Passive Foreign Investment Company Considerations
       We believe that we were not in 2006, and we do not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.
       In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
       If we are a PFIC in any year during which a U.S. Holder owns the ADSs or our common shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or our common shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year for which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes. In addition, if we are a PFIC, a person who acquires the ADSs or our common shares from a decedent will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such decedent’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010, and, instead, such person will have a tax basis equal to the lower of such fair market value or such decedent’s tax basis.
       The above results may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of and its adjusted tax basis in the ADSs or our common shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). In addition, any gain from a sale, exchange or other disposition of the ADSs or our common shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the ADSs or our common shares are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The

Nasdaq will constitute a qualified exchange, and a non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations.
       The above results may also be eliminated if a U.S. Holder is eligible for and timely makes a valid “QEF election.” If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains.
       In order for a U.S. Holder to be able to make a QEF election, we would be required to provide such U.S. Holder with certain information. As we do not expect to provide U.S. Holders with the required information, U.S. Holders should assume that a QEF election would be unavailable.
       Prospective investors should consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in a PFIC.
Backup Withholding Tax and Information Reporting Requirements
       Under certain circumstances, United States backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of the ADSs or our common shares, unless an applicable exemption is satisfied.
       Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other dispositions of, the ADSs or our common shares generally will be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax or (d) fails to certify under penalty of perjury that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.
Reportable Transactions
       Under United States Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from the ADSs or our common shares or as proceeds from the sale of our common shares.
Korean Taxation
       The following summary of material Korean tax consequences to owners of our ADSs and common shares applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

       The description of Korean tax considerations below are applicable for a Korean corporation that has not listed its shares on the Korea Exchange. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including, in particular, the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.
Dividends on the Common Shares or ADSs
       We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including resident surtax) will apply, which may be further reduced to 11% (including resident surtax) if you meet certain other conditions.
       In order to obtain the benefits of a reduced withholding tax rate under the treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the depositary. In addition, on or after July 1, 2002, to obtain the benefit of a tax exemption available under applicable tax treaties, you should submit an application for exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your country of tax residence. Excess taxes withheld are generally not recoverable, even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.
       If we distribute to you free shares representing transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be regarded as dividend and, as such, subject to Korean withholding tax.
Taxation of Capital Gains
       As a general rule, in the absence of an applicable tax treaty which exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of the shares of our common stock are subject to Korean withholding tax at the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the shares of our common stock, 27.5% of the net capital gains.
       As for the ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes. In either case, however, you will be eligible for exemptions for capital gains available under Korean domestic law (in addition to the exemption afforded under income tax treaties) if certain conditions are satisfied. According to a ruling issued by the Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the MOFE are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of shares issued by a Korean company are also exempt from Korean taxation, if the shares are listed or registered and sold through an overseas securities exchange having functional similarity to the Korea Exchange under the Securities and Futures Exchange Act of Korea (such as the Nasdaq or the New York Stock Exchange).
       If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 27.5% of the net capital gains. Under the Korea-United States Tax Treaty, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our common shares or ADSs, subject to certain exceptions.
       If you sell your common shares or ADSs, the purchaser or, in the case of the sale of the common shares through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the common shares or the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller’s residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.
Inheritance Tax and Gift Tax
       If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether you will be treated as the owner of the common shares underlying the ADSs for Korean inheritance and gift tax purposes. If you are treated as the owner of the common shares, the heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%.
       If you die while holding any of our common shares or donate a common share, the heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.
Securities Transaction Tax
       As a general rule, the transfer of our common shares, subject to certain exceptions, will be subject to a securities transaction tax at the rate of 0.5% of the sale price of the shares of common stock. As for the transfer of ADSs, although the MOFE issued a ruling to treat the transfers of depositary shares the same as the transfer of the underlying Korean shares for securities transaction tax purposes, under Korean tax laws transfers of depositary shares listed or registered on the New York Stock Exchange, the Nasdaq National Market, or other foreign exchanges designated by the

MOFE (which currently are the Tokyo Stock Exchange, London Stock Exchange, Deutsche Boerse, and a stock exchange similar to the foregoing on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Securities and Exchange Act of Korea) will be exempted from the securities transaction tax.
       Securities transaction tax, if applicable, must be paid in principle by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, the settlement company is generally required to withhold and pay the tax to the tax authority. When the transfer is made through a securities company, the securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.
       Failing to report (or under-reporting) the securities transaction tax will result in a penalty of 10% of the tax amount due. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

10.F.	Dividends and Paying Agents
       We have not paid any dividends on our share capital, including our common shares, since our inception and any decision to pay dividends in the future will be subject to a number of factors, including our cash requirements for working capital, future capital expenditures and investments, as well as other factors our board of directors or shareholders, as the case may be, deem relevant. We do not currently intend to pay any dividends in the near future.

10.G.	Statement by Experts
       Not applicable.

10.H.	Documents on Display
       We have filed this annual report on Form 20-F, including exhibits, with the Securities and Exchange Commission. As allowed by the Securities and Exchange Commission, in Item 19 of this report, we incorporate by reference certain information we filed with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the website of the Securities and Exchange Commission at http://www.sec.gov.

10.I.	Subsidiary Information
       Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.A.	Quantitative Information about Market Risk
Interest rate risk
       Our exposure to interest rate risk relates to our cash holdings and our cash management policy. The primary objective of our cash management policy is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our cash on-hand primarily consists of cash and cash equivalents and cash on deposit. Although interest income on our cash and cash equivalents and cash on deposit is subject to interest rate fluctuations, we believe these fluctuations will not have a material effect on our financial position due to the short-term nature of these financial instruments.
Foreign currency risk
       As we currently conduct our business primarily in Won, we are not affected by changes in foreign exchange rates. However, as and to the extent we conduct business in currencies other than the Won, our revenues and expenses will be exposed to foreign currency risk. Changes in value of the Won against the currencies in which we conduct business will result in increases or decreases in our recorded revenues and expenses and may impact our operating income.

11.B.	Qualitative Information about Market Risk
       See Item 11.A. “Quantitative Information about Market Risk.”

11.C.	Interim Periods
       Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities
       Not applicable.

12.B.	Warrants and Rights
       Not applicable.

12.C.	Other Securities
       Not applicable.

12.D.	American Depositary Shares
       Citibank, N.A. is our depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository, located at 34-6, Yoido-Dong, Youngdeungpo-Gu, Seoul 150-948, Korea.

       We appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-134949 when retrieving such copy.
       We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that an ADS holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. Statements printed in italics in this description are provided for your information and are not contained in the deposit agreement or describe matters relating to Korean law.
       Each ADS represents the right to receive one common share on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
       If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represent your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of Korea, which may be different from the laws in the United States.
       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the ADS holders. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
Dividends and Distributions
       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash
       Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to laws and regulations of the Republic of Korea.
       The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In particular, the depositary will deduct any withholding taxes that must be paid before making a distribution. See “Taxation— Korean Taxation.” The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
Distributions of Shares
       Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
       The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.
       No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
       Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
       The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new other than in the form of ADSs.

       The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.
       The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
       Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
       The depositary will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
       If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Republic of Korea would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
       Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
       If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
       The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
       The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
       The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
       Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will mail a notice of the redemption to the holders.
       The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Common Shares
       The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
       If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Common Shares
       The depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit. Under certain Korean laws and regulations, the depositary is required to obtain our prior consent for the deposit of common shares if the number of shares to be deposited in such deposit exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to the ADSs). We have consented to any such deposit which exceeds the number of common shares deposited by us as mentioned above, so long as the deposit does not violate our articles of incorporation or Korean law.
       The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals or our consent, if required, have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
       When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit the common shares;

•	the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the common shares presented for deposit have not been stripped of any rights or entitlements.

       If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations. Transfer, Combination and Split Up of ADRs.
       As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
       To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs. Withdrawal of Shares Upon Cancellation of ADSs
       As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares may be limited by U.S. and Korean legal considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
       If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
       You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
       As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Articles of Incorporation— Voting Rights.”
       At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.
       If the depositary timely receives voting instructions from a holder, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.
       Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.
Fees and Charges
       As a holder, you will be required to pay the following service fees to the depositary:

Service	Fees

Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.04 per ADS held as of the record date for the distribution
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed
Annual Depositary Services Fee	Up to US$0.04 per ADS held on the applicable record date(s) established by the depositary
Transfer of ADRs	US$1.50 per certificate presented for transfer
       As a holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Korea (i.e., upon deposit and withdrawal of common shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

       We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. In addition, we have agreed to a discounted fee arrangement or waiver of fees with certain of our shareholders for their initial deposit with the depositary of their common shares, including any stock options, in each case held by such holder immediately prior to the proposed offering and the issuance of ADSs upon deposit therefor.
Amendments and Termination
       We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
       You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).
       We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.
       Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those common shares on the same terms as prior to the termination. During such six months’ period the depositary will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six-month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
       The depositary will maintain records of holders at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
       The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities
       The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
Pre-Release Transactions
       In limited circumstances, subject to the provisions of the deposit agreement, the depositary may issue ADSs before receiving a deposit of the underlying shares. These transactions are commonly referred to as “pre-release transactions.” The depositary may also deliver shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been consummated. A pre-release is consummated as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to consummate a pre-release transaction. The depositary may pre-release ADSs only under the following conditions:

•	Before or at the time of the pre-release, the person to whom the pre-release is being made agrees in writing, among others:

—	to represent that such person or its customer owns the shares or the ADSs to be delivered by such person under such pre-release transaction;

—	to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian;

—	to unconditionally guarantee to deliver to the depositary or the custodian, as applicable, such shares or ADSs; and

—	to accept any additional restrictions or requirements that the depositary deems appropriate.

•	The pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary deems appropriate.

•	The depositary must be able to consummate the pre-release transaction on not more than five business days notice.

•	The depositary may require such other indemnities and set such other credit regulations as the depositary deems appropriate.
       In addition, the number of ADSs and underlying shares involved in the pre-release transactions at any one time generally may not exceed thirty percent (30%) of the ADSs outstanding, although the depositary may change or disregard such limit from time to time as it deems appropriate.
Taxes
       You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
       The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
       The depositary will arrange for the conversion of all foreign currency received into Dollars if such conversion is practical, and it will distribute the Dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

       If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute Dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
       Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
       Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
       Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2006. Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the chief executive officer and chief financial officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.
Management’s Report on Internal Control over Financial Reporting
       Not applicable. The Company is not required to file management’s report on internal control over financial reporting until December 31, 2007.
Remediation of Previously Identified Material Weaknesses
       During the process of preparing the Registration Statement on Form F-1 for our initial public offering in June 2006, our management identified a material weakness in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We did not maintain a sufficient complement of personnel with the appropriate level of accounting knowledge, experience and training commensurate with our financial reporting requirements. Specifically, we did not have accounting and finance personnel with sufficient depth and skill to allow for the timely and accurate preparation and maintenance of our financial records and statements. This control deficiency could have resulted in a misstatement of our account balances or disclosures that would result in a material misstatement to our annual financial statements that could not be prevented or detected.

       In 2006, our management implemented a number of measures to remediate the material weakness described above. These remediation activities included improving our finance organization by adding and redefining positions and functional roles, hiring additional finance and accounting personnel with appropriate levels of financial reporting expertise, ensuring that finance and accounting personnel receive timely training and ensuring that third-party advisory resources are utilized in any areas of the reporting process where the Company’s current level of knowledge and expertise need to be supplemented.
       As of December 31, 2006, we have determined that the remediation measures undertaken to establish an effectively designed and operating process of internal control over financial reporting have enabled management to conclude that the material weakness identified in earlier 2006 has been remediated.
Changes in Internal Control over Financial Reporting
       Aside from the changes described above, there were no significant changes to our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.
16.A. Audit Committee Financial Expert
       Our board of directors has determined that Mr. Massoud Entekhabi, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Massoud Entekhabi is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act.
16.B. Code of Ethics
       Our board of directors has adopted a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers of the Company. We have previously filed our code of ethics as an exhibit to our registration statement in connection with our initial public offering.
16.C. Principal Accountant Fees and Services
       Samil PricewaterhouseCoopers has served as our independent auditor for each of the fiscal years in the three-year period ended December 31, 2006. All engagements of the principal accountants are pre-approved by our independent audit committee.
       The following table presents the aggregate fees for professional services and other services rendered by Samil PricewaterhouseCoopers in 2006 and 2005

	2006	2005

	(in millions of
	Korean Won)
Audit fees(1)	442.3	287.5
Audit related fees	—	—
Tax fees(2)	34.0	10.1
All other fees	—	—
Total	476.3	297.6

(1)	Audit Fees consist of fees billed for the annual audit of the company’s financial statements. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. There were no billed audit fees unpaid as at year-end 2006.

(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

16.D.	Exemptions from the Listing Standards for Audit Committee
       Not applicable.

16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
       Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.
PART III
ITEM 17. FINANCIAL STATEMENTS
       We have responded to Item 18 in lieu of responding to this item.
ITEM 18. FINANCIAL STATEMENTS
       The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:
       Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2005 and 2006
Statements of Operations for the years ended December 31, 2004, 2005 and 2006
Statements of changes in Convertible Preferred Shares and Shareholders’ Equity
for the years ended December 31, 2004, 2005 and 2006
Statements of cash flows for the years ended December 31, 2004, 2005 and 2006
Notes to the consolidated financial statements

ITEM 19. EXHIBITS

1		Articles of Incorporation of the Registrant, amended as of March 29, 2007 (English Translation)
4.	1	Lease Agreement, dated March 2007, between Registrant and LIG Insurance Co., Ltd. (English Translation)
4.	2	Lease Agreement, dated September 16, 2006 between Registrant and Jin-Ho Park (English Translation)
4.	3	Co-location Service Agreement with Korea Internet Data Center, dated as of August 11, 2005 and amended as of March 30, 2007 (English translation)
4.	4	Standard Terms and Conditions for Buyers, amended as of September 12, 2006 (English Translation)
4.	5	Standard Terms and Conditions for Sellers, amended as of September 12, 2006 (English Translation)
11	(1)	Form of Code of Ethics
12.	1	Certification of Registrant’s Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
12.	2	Certification of Registrant’s Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
13.	1	Certification of Registrant’s Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002
13.	2	Certification of Registrant’s Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed with the SEC as an exhibit to our registration statement on Form F-1.

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of
GMARKET INC

       In our opinion, the accompanying balance sheets and the related statements of operations, of changes in convertible preferred shares and shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of GMARKET INC. at December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
May 2, 2007

GMARKET INC.
Balance Sheets
December 31, 2005 and 2006

(In millions of Won and in thousands
of Dollars, except share and per share data)	2005		2006		2006

					Unaudited
					(Note 3)
Assets
Current assets
Cash and cash equivalents	W	36,898	W	34,930	$37,746
Cash on deposit		45,300		134,398	145,233
Restricted cash		2,100		6,400	6,916
Accounts receivable, net		16,244		33,827	36,554
Held-to-maturity securities		—		4,000	4,322
Other current assets		2,517		5,119	5,531

Total current assets		103,059		218,674	236,302

Long-term financial instruments		5,260		5,000	5,403
Held-to-maturity securities		4,000		—	—
Property and equipment, net		8,188		19,582	21,161
Other assets		551		4,846	5,236

Total assets	W	121,058	W	248,102	$268,102

Liabilities, convertible preferred shares and shareholders’ equity
Current liabilities
Amounts payable to sellers	W	93,458	W	103,599	$111,951
Accounts payable		10,859		19,242	20,793
Deferred revenue and advances		2,180		3,532	3,817
Sales incentive liabilities		2,263		6,608	7,141
Other current liabilities		2,165		6,854	7,406

Total current liabilities		110,925		139,835	151,108

Accrued severance benefits		428		1,397	1,509

Total liabilities		111,353		141,232	152,617

Commitments and contingencies:		—		—	—
Series A convertible preferred shares; W100 par value; 12,576,500 shares authorized, issued and outstanding as of December, 31 2005; liquidation preference of W639 per share as of December 31, 2005		7,339		—	—

Shareholders’ equity (deficit)
Common shares; W100 par value; 187,423,500 and 200,000,000 shares authorized; and 30,400,000 and 49,506,210 shares issued and outstanding as of December 31, 2005 and 2006, respectively.		3,040		4,951	5,350
Additional paid-in capital		518		86,445	93,414
Loan to employees for stock purchase		(389)		—	—
Retained earnings(Accumulated deficit)		(803)		15,474	16,721

Total shareholders’ equity		2,366		106,870	115,485

Total liabilities, convertible preferred shares and shareholders’ equity	W	121,058	W	248,102	$268,102

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Operations
For the Years Ended December 31, 2004, 2005 and 2006

(In millions of Won and in thousands
of Dollars, except share and per share data)	2004		2005		2006		2006

							Unaudited
							(Note 3)
Revenues
Transaction fees	W	12,034	W	56,779	W	99,252	$107,253
Advertising and others		2,103		13,556		54,881	59,305

Total revenues		14,137		70,335		154,133	166,558
Costs and expenses
Cost of revenues		8,417		36,686		78,954	85,319
Sales and marketing		5,354		24,803		46,427	50,169
General and administrative		1,912		5,286		14,577	15,752

Total costs and expense		15,683		66,775		139,958	151,240
Operating income (loss)		(1,546)		3,560		14,175	15,318
Other income (expense)
Interest income		125		1,393		5,189	5,607
Interest expense		(19)		—		—	—
Others, net		—		—		202	218

Income (loss) before income tax expenses		(1,440)		4,953		19,566	21,143
Income tax expenses (benefits)		—		(133)		3,289	3,554

Net income (loss)	W	(1,440)	W	5,086	W	16,277	$17,589
Accretion of preferred shares to redemption price		—		(165)		—	—
Amounts allocated to participating preferred shareholders		—		(1,565)		(1,260)	(1,361)

Net income (loss) applicable to common shareholders	W	(1,440)	W	3,356	W	15,017	$16,228

Net income (loss) per share
— Basic	W	(60)	W	124	W	371	$0.40
— Diluted		(60)		108		345	$0.37
Weighted average number of common shares
— Basic		24,000,000		26,963,014		40,468,471	40,468,471
— Diluted		24,000,000		30,939,377		47,177,311	47,177,311
The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit)
For the Years Ended December 31, 2004, 2005 and 2006

	Convertible
	Redeemable			Convertible Preferred								Loan to				Total
	Preferred Shares			Shares			Common Shares			Additional		Employees				Shareholders’
(In millions of Won										Paid-in		For Stock		Accumulated		Equity
except number of shares)	Shares	Amount		Shares	Amount		Shares	Amount		Capital		Purchase		Deficit		(Deficit)

Balance at December 31, 2003	—	W	—	—	W	—	24,000,000	W	2,400	W	225	W	(142)	W	(4,284)	W	(1,801)
Issuance of preferred shares, net of W733 million of issuance costs	12,576,000		7,174	—		—	—		—		—		—		—		—
Stock-based compensation expense	—		—	—		—	—		—		116		—		—		116
Net loss	—		—	—		—	—		—		—		—		(1,440)		(1,440)

Balance at December 31, 2004	12,576,500	W	7,174	—	W	—	24,000,000	W	2,400	W	341	W	(142)	W	(5,724)	W	(3,125)
Loan to employees for stock purchase	—		—	—		—	—		—		—		(247)		—		(247)
Issuance of common shares from exercise of stock options	—		—	—		—	6,400,000		640		55		—		—		695
Stock-based compensation expense	—		—	—		—	—		—		122		—		—		122
Accretion to redemption price	—		165	—		—	—		—		—		—		(165)		(165)
Reclassification due to cancellation of redemption feature	(12,576,500)		(7,339)	12,576,500		7,339	—		—		—		—		—		—
Net income	—		—	—		—	—		—		—		—		5,086		5,086

Balance at December 31, 2005	—	W	—	12,576,500	W	7,339	30,400,000	W	3,040	W	518	W	(389)	W	(803)	W	2,366
Issuance of common stock	—		—	—		—	6,079,710		608		79,003		—		—		79,611
Exercise of stock options	—		—	—		—	450,000		45		12		—		—		57
Stock-based compensation expense	—		—	—		—	—		—		831		—		—		831
Reclassification to equity due to cancellation of redemption feature	—		—	(12,576,500)		(7,339)	12,576,500		1,258		6,081		—		—		7,339
Net income	—		—	—		—	—		—		—		—		16,277		16,277
Repayment of loan to employees for stock purchase	—		—	—		—	—		—		—		389		—		389

Balance at December 31, 2006	—	W	—	—	W	—	49,506,210	W	4,951	W	86,445	W	—	W	15,474	W	106,870

The accompanying notes are an integral part of these financial statements.

GMARKET INC.
Statements of Cash Flows
For the Years Ended December 31, 2004, 2005 and 2006

(In millions of Won and in thousands of Dollars)	2004		2005		2006		2006

							Unaudited
							(Note 3)
Cash flows from operating activities
Net income (loss)	W	(1,440)	W	5,086	W	16,277	$17,589
Adjustments
Depreciation and amortization		264		1,196		3,347	3,616
Stock-based compensation expense		116		122		850	918
Provision for bad debt		(112)		(35)		283	306
Provision for severance benefits		277		522		1,039	1,123
Cumulative effect of changes in accounting principle, net		—		—		(19)	(21)
Deferred tax assets		—		(254)		(767)	(829)
Provision for loyalty program reserve		273		2,114		6,400	6,916
Others, net		—		2		134	145
Changes in operating assets and liabilities
Accounts receivable		(2,608)		(12,189)		(17,792)	(19,226)
Amounts payable to sellers		20,135		69,307		10,141	10,958
Accounts payable		2,290		8,174		8,383	9,059
Deferred revenue and advances		640		1,505		1,352	1,461
Other current assets		11		(2,096)		(2,328)	(2,515)
Other assets		—		(76)		21	22
Other current liabilities		589		1,196		2,635	2,848
Payment of severance benefits		(34)		(559)		(71)	(76)

Net cash provided by operating activities		20,401		74,015		29,885	32,294

Cash flows from investing activities
Increase in cash on deposit, net		(6,100)		(39,200)		(88,827)	(95,988)
Increase in restricted cash, net		(1,210)		(600)		(4,300)	(4,647)
Increase in long-term financial instruments		(120)		(5,120)		(120)	(130)
Acquisition of held-to-maturity securities		—		(4,000)		—	—
Purchase of property and equipment		(1,902)		(7,309)		(14,749)	(15,938)
Decrease (increase) in other current assets		—		(15)		47	51
Decrease (increase) in other assets, net		378		(418)		(3,960)	(4,278)

Net cash used in investing activities		(8,954)		(56,662)		(111,909)	(120,930)

Cash flows from financing activities
Issuance of preferred shares, net		7,174		—		—	—
Issuance of common shares, net		—		695		79,668	86,090
Decrease (increase) in loan to employees for stock purchase		—		(247)		388	420
Repayment of borrowings		(567)		—		—	—

Net cash provided by financing activities		6,607		448		80,056	86,510

Net increase (decrease) in cash and cash equivalents		18,054		17,801		(1,968)	(2,126)
Cash and cash equivalents
Beginning of year		1,043		19,097		36,898	39,872

End of year	W	19,097	W	36,898	W	34,930	$37,746

Supplemental cash flow disclosures
Cash paid for interest	W	20	W	—	W	—	$—
Cash paid for income taxes	W	—	W	87	W	543	$587
Non-cash investing and financing activities:
Reclassification of held-to-maturity bond to current held-to-maturity bond	W	—	W	—	W	4,000	$4,322
Conversion of preferred stock to common stock	W	—	W	—	W	1,258	$1,359
The accompanying notes are an integral part of these financial statements.

1.	Description of Business
       We are a retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive, end-to-end sales solution. Our e-commerce marketplace facilitates the purchase and sale of small and large volumes of products among a large number of buyers and sellers in a convenient, cost effective and secure manner. We derive our revenues from transaction fees on the sale of products completed on our website, advertising service and membership fees. Our e-commerce marketplace is located at www.gmarket.co.kr.

2.	Significant Accounting Policies
Use of estimates
       The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.
Revenue recognition
       Our net revenues are derived from fees associated with our transaction, advertising services and membership programs. Revenues from transaction fees are derived from commissions paid by sellers trading on our e-commerce marketplace, net of sales incentives. Revenues from advertising are derived from the sale of online banners, premium listing and keyword searches to sellers, and sale of advertisement to non sellers. Other revenues are derived from the sale of membership programs and delivery services. Our revenues are recorded net of value added tax.
Transaction fees
       Our e-commerce customers are sellers of merchandise from whom we receive commissions based on the gross merchandise value of each successfully executed transaction. In addition to providing a marketplace, we also facilitate the collection of cash from buyers and the remittance of that cash, net of our commission to our customer, the seller. The Company is not the primary obligor to the transaction between the seller and the buyer as the title to the goods passes directly from the seller to the buyer and the Company does not bear the risk of credit loss other than its own commission. Therefore, commissions earned by the Company are recorded as revenues, on a net basis, upon the completion of our services. Our standard market terms allow for the return of goods to the seller from the buyer within a seven day period from delivery date under certain circumstances after which we refund amounts collected to the buyer. We record a reserve for estimated refunds based on our historical experience as a reduction of revenues from transaction fees.
       As our service transactions have a refundable provision available to the buyer, we have elected to apply the above policy for our transaction fees using an analogy to the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 48 Revenue Recognition When Right of Return Exists. We satisfy the criteria in SFAS 48 as, our commission fee is fixed at the outset, the buyers and sellers of goods have economic substance apart from us, we do not have any significant obligations for future performance once the buyer’s payment is confirmed and we can reasonably estimate the amount of future refunds based on our specific historical experience. As the buyer has only seven days from delivery date to return the goods purchased, we are able to compare our estimated refund returns for a period to the actual amount of returns for such period due to this short return period.
Advertising and other
       The Company recognizes advertising and membership program revenues ratably over the term of the contract or subscription period. The duration of the banner and premium listing advertising has ranged from one day to one month, and the duration of membership program is either three months or 12 months.
       The Company provides an integrated delivery services both for domestic and international buyers which involved the Company contracting with couriers to provide such product delivery services. The Company applied the guidance provided in EIFT No. 99—19, Reporting Revenue Gross as a Principal versus Net as an Agent in recognizing revenue for these delivery services. Shipping and handling fees directly related to this delivery service revenue is classified as cost of goods sold, all other such shipping and handling fees are classified as sales and marketing costs.
Mileage program
       Registered buyers may earn mileage through purchasing eligible products. Once a registered buyer has accumulated more than 10,000 miles, that buyer may convert those miles into G Cash (which in turn is convertible into Cash). The mileage program reserve calculation incorporates judgments and assumptions regarding expected customer earnings and redemption patterns and is based on specific historical experience.
       Changes in mileage program reserves for the years ended December 31, 2004, 2005 and 2006 are as follows:

(In millions of Won)	2004		2005		2006

Balance at beginning of year	W	185	W	411	W	1,980
Provision for mileage program reserves		273		2,114		3,640
Redemptions		(47)		(545)		(2,055)

Balance at end of year	W	411	W	1,980	W	3,565

Discount coupons and stamps
       During 2005, we began to offer to registered buyers discount coupons and stamps. Buyers are not required to complete a specific purchase transaction to earn a discount coupon. Rather, discount coupons are offered to registered buyers and can be used prior to their expiry date, to reduce the purchase price of a product in a future purchase. In accordance with EITF 01-09, we record the value of the coupon at the same time the coupon is actually used in a purchase as a reduction of revenues from transaction fees. Stamps are awarded to buyers after completion of a purchase transaction and may be accumulated and redeemed for discount coupons or used for other services. We charge sellers for issuing stamps and recognize the revenue when coupons, converted from stamps, are used for a purchase or when stamps are used for other services.
       Changes in discount coupons and stamps reserves for the years ended December 31, 2005 and 2006 are as follows:

(In millions of Won)	2005		2006

Balance at beginning of year	W	—	W	283
Issuance		308		6,637
Utilization		(25)		(3,877)

Balance at end of year	W	283	W	3,043

Cost of revenues
       Cost of revenues consists of credit card fees and charges from bank and other institutions, click through fees that we pay to portals and search engines, network and systems maintenance fees,

salaries and other benefits relating to transactions, depreciation and amortization pertaining to our e-commerce platform and the purchase price of products sold by us until 2004.
Cash and cash equivalents
       Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. Cash equivalents include demand deposit and investments in money market mutual funds.
Cash on deposit and long-term financial instruments
       Cash on deposit includes time deposits, with maturities greater than three months but one year or less. Long-term financial instruments include deposits, with maturities greater than one year.
Restricted cash
       Restricted cash consists of certain cash on deposit pledged as collateral to credit card companies to secure transactions. As the credit card company renews pledges every year, the restricted cash amounts for the credit card companies are classified as current assets.
Fair value of financial instruments
       Our carrying amounts of cash and cash equivalents, cash on deposit, accounts receivable, accounts payable and amounts payable to sellers approximate fair value because of the short maturity of these instruments.
Concentrations of credit risk
       Our cash and cash equivalents and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions which management believes are of high credit quality.
       Accounts receivable balances consist of amounts owing to us by buyers of merchandise on our website and our advertising customers, payment for which is settled through credit cards and electronic bank transfers. The credit card companies are responsible for remitting to us the transaction amount after deducting their fixed service fees ranging between approximately 2.4% and 3%. We maintain an allowance for doubtful accounts based upon our actual experience.
Held-to-maturity securities
       Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are carried at amortized cost and are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value.
Property and equipment
       Property and equipment consist of furniture and fixtures, leasehold improvements, computers and equipment and software. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets from three to five years.
       Significant renewals and additions are capitalized at cost. Maintenance and repairs are expensed as incurred.
Intangible assets
       Intangible assets consist of patent, website development cost, and others, including domain name registration rights. Intangible assets are stated at historical cost less accumulated amortization, which is computed using the straight-line method over three years of estimated useful life. Amortization of intangible assets for the years ended December 31, 2004, 2005 and 2006 were W2 million, W10 million and W23 million, respectively.
Accounting for the impairment of long-lived assets
       The Company reviews long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flow the assets are expected to generate. During 2004, 2005 and 2006, no amount was recorded as impairment loss in respect of long-lived assets. If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long-lived assets.
Amounts payable to sellers
       Our contractual terms with sellers require us to remit the proceeds from each transaction (net of commission) to the seller between seven and 30 days after the completion of the transaction. This time generally allows the Company to process all credits and other adjustments to the selling price with the buyer. These amounts are presented as amounts payable to sellers in these financial statements.
Sales and marketing
       Sales and marketing expenses are comprised primarily of advertising, promotions and fees paid to a third-party service provider that operates the Company’s call center, all of which are expensed as incurred. Expenses incurred by the marketing department relating to marketing and promotion are recorded as sales and marketing expenses.
       The Company expenses advertising costs as incurred. Advertising expense was approximately W2,753 million, W14,037 million and W27,350 million for the years ended December 31, 2004, 2005 and 2006, respectively.
Research and development costs
       The Company’s research and development costs, which are personnel expenses in connection with research and development activities, are expensed as incurred and included in general and administrative expenses. The Company has expensed W409 million, W475 million and W2,934 million for the years ended December 31, 2004, 2005 and 2006, respectively.
Internal-use website development cost
       We apply the provisions of EITF 00-2, Accounting for Web Site Development Costs. Our policy is to expense the costs incurred in the preliminary project and post implementation stage of the development effort and the subsequent costs associated with maintaining our website. We capitalize costs associated with the application development stage of the project. However, during the years ended December 31, 2004, 2005 and 2006, we did not make significant enhancements to our website that required capitalization under our policy.
Accrued severance benefits
       Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.
       The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the National Pension Service in 2004, 2005 and 2006 were W77 million, W143 million and W353 million, respectively.
Accounting for stock-based compensation
       The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123(R), Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using the straight line method. As stock-based compensation expense recognized in the 2006 statement of operations is based on awards that are ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
       The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant and recognizes compensation cost as if all awards are expected to vest, recognizing forfeitures based on when they are expected to occur as at the grant date. Refer to note 14 for details of our assumptions used in calculating the fair value of our stock options.
Prior Period Pro Forma Presentation
       Under the modified prospective application method, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123(R) that was adopted as at January 1, 2006. The following pro forma information, as required by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123 is presented for comparative purposes and illustrates the pro forma effect on net income and earnings per share for the period presented as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006:

(In millions of Won)	2005

Net income:
As reported	5,086
Pro forma effects of retroactive application	19

Pro forma income	5,105
Accretion to preferred shares to redemption price	(165)
Amount allocated to participating preferred shareholders	(1,571)

Pro forma net income applicable to common shareholders	3,369
Earnings per share:
As reported:
Basic	124
Diluted	108
Pro forma:
Basic	125
Diluted	109

Foreign currency transactions
       Net gains and losses resulting from foreign exchanges transactions are included in gains (losses) on foreign currency in the statements of operations.
Income taxes
       The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at expected enacted statutory tax rates for the years in which the differences are expected to reverse.
       A valuation allowance is provided on net deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.
Earning per share
       Basic earning per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earning per share is computed by dividing net income (loss) attributable to shareholders by the weighted average number of shares outstanding, increased by common share equivalents. Common share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
Recently Issued Accounting Pronouncements
       In July 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. Among other provisions, FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for us from January 1, 2007. The adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.
       In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our financial position, results of operations or cash flows.
       In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 does not have a material impact on our financial position, results of operations or cash flows.

3.	Convenience Translation into United States Dollar Amounts (Unaudited)
       The Company reports its financial statements using the Korean Won. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of W925.4 to one Dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2006. Such translations should not be construed as representations that the Won amounts represent, have been, or could be, converted into, Dollars at that or any other rate.

4.	Restricted Cash
       The amount of restricted cash, which consists of certain cash on deposit pledged as collateral to credit card companies, was W2,100 million, and W6,400 million as of December 31, 2005 and 2006, respectively.

5.	Long-term Financial Instruments
       The Company’s long-term financial instruments consisted of long-term deposits of W5,000 million which mature on November 28, 2008 as of December 31, 2006.

6.	Held-to-maturity Securities
       The Company’s held-to-maturity securities consisted of investments in corporate bonds, which were recorded at cost approximating their fair value. There were no unrecognized holding gains or losses as of December 31, 2005 and 2006. Interest rate for the Company’s investments is 4.8% per annum with the maturity date of September 28, 2007. As of December 31, 2006, the Company’s held-to-maturity securities were reclassified from non-current to current because of the maturity date of September 28, 2007.

7.	Allowance for Doubtful Accounts
       Changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006 are as follows:

(In millions of Won)	2004		2005		2006

Balance at beginning of year	W	271	W	153	W	118
Provision for allowances		11		8		215
Reversal		(123)		(43)		—
Write-offs		(6)		—		—

Balance at end of year	W	153	W	118	W	333

8.	Property and Equipment, Net
       Property and equipment as of December 31, 2005 and 2006 consist of the following:

(In millions of Won)	2005		2006

Furniture and fixtures	W	583	W	1,907
Servers and equipment		7,262		18,042
Purchased computer software		1,985		4,579

		9,830		24,528
Less: accumulated depreciation and amortization		(1,642)		(4,946)

	W	8,188	W	19,582

       Depreciation and amortization of property and equipment for the years ended December 31, 2004, 2005 and 2006 were W262 million, W1,186 million and W3,324 million, respectively.

9.	Accrued Severance Benefits
       Changes in accrued severance benefits for the years ended December 31, 2004, 2005 and 2006 are as follows:

(In millions of Won)	2004		2005		2006

Balance at beginning of year	W	222	W	465	W	428
Provisions for severance benefits		277		522		1,039
Severance payments		(34)		(559)		(70)

Balance at end of year	W	465	W	428	W	1,397

10.	Commitments and Contingencies
       The Company has a lease contract with LIG insurance of 4,282 square meters of office space for our headquarters in Seoul, Korea, beginning in February 2006. The term of the lease is for one year from February 27, 2006 and the lease may be renewed for subsequent one-year terms. We renewed the lease on February 28, 2007 which expires on February 29, 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 0.81 billion (US$0.88 million). The lease payment due by December 31, 2007 is Won 1.45 billion (US$1.57 million).
       The Company has a lease contract with Fine Tower of 3,759 square meters of office space in Seoul, Korea, beginning in October 2006 and ending in October 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 3.13 billion (US$3.38 million). The lease payment due by December 31, 2007 is Won 0.93 billion (US$1.01 million).
       The Company has contracts with third parties to outsource the management of its servers and network. The contracts are renewed annually. The Company recorded expense of W151 million, W2,859 million and W3,270 million under the contracts for the years ended December 31, 2004, 2005 and 2006, respectively.
       The Company has a contract with a third party to outsource its call center services. The contract is renewed annually. The Company recorded expense of W1,419 million, W6,625 million and W11,642 million under the contract for the years ended December 31, 2004, 2005 and 2006, respectively.

11.	Stock Split
       On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. Holders of the Company’s common shares and preferred shares as of record date of December 2, 2005 received 29,792,000 and 12,324,970 additional shares, respectively. Basic and diluted earnings per share were W371 and W345 per share, respectively, for the year ended December 31, 2006. These financial statements retroactively reflect the impact of the stock split.

12.	Convertible Preferred Shares
       On December 30, 2004, the Company issued 12,576,500 shares of Series A convertible redeemable preferred shares (the “Preferred Shares”) with a par value of W100 per share for total proceeds of W7,907 million, less issuance costs of W733 million.
       The issue price of the Preferred Shares was denominated in United States Dollars at $0.60 per share. Based on the exchange rate between the Dollars and the Won on the date the transaction was completed (US $1 = W1,040.40), the Company received W629 per share or total gross proceeds of W7,907 million.
       On December 2, 2005, the Company’s shareholders approved a 50-for 1 stock split, which became effective on January 5, 2006. As a result of the stock split, the total outstanding Preferred Shares became 12,576,500 shares.
       On June 19, 2006, all of the Preferred Shares was converted to Common Shares.
       The principal terms and conditions of the Preferred Shares were as follows:
Voting rights
       Each holder of outstanding Preferred Shares shall be entitled to the number of votes equal to the number of Preferred Shares, at each annual or extraordinary general meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration.
Liquidation preference
       Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Securities, the holders of Preferred Shares shall be entitled to be paid out of the remaining assets of the Company legally available for distribution with respect to each Preferred Share an amount in cash equal to the sum of Korean Won W639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares.
Conversion
       Outstanding Preferred Shares may be converted at any time from the issue date to the twentieth anniversary of the issue date, at the option of the holder thereof, into fully paid and non-assessable common shares. The number of common shares to be delivered will be the number of Preferred Shares multiplied by the original issue price divided by the conversion price, rounding the resulting number down to the nearest whole number of conversion shares. The conversion price means the price per conversion share at which conversion shares will be delivered upon conversion, which is stated in Korean Won W639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares. If any Preferred Shares have not been converted into common shares as of the date one business day prior to the pricing of the qualified IPO, such Preferred Shares shall be automatically converted to common shares without any further action by, consent of or notice from, the respective holders of such Preferred Shares.
       According to the Shareholders Agreement by and among the Company and the Shareholders, each holder of Preferred Shares shall be obliged to request the Company to convert, and the

Company shall convert, each share of Preferred Shares into common share at the then-applicable conversion price immediately prior to the first sale in a qualified public offering.
Dividend
       When declared at the general meeting of shareholders or by the Board, the holders of outstanding Preferred Shares shall be entitled to receive, out of the assets of the Company which are, by law, available for such payment, non-cumulative dividends, payable at a rate per annum equal to 0.001% of the par value per Preferred Share, as adjusted for any stock dividends, combinations or splits or similar events with respect to the shares.
       Preferred Shares participate in earnings with common shares equally after allocation of preferred dividends (when declared). No dividends have been declared for Preferred Shares or common shares.
Redemption
       At any time on or after the fifth anniversary of the issue date and on or before the twentieth anniversary of the issue date and upon notice by the holders of at least 66 2/3% of the then outstanding Preferred Shares, the Company shall redeem the specified number of Preferred Shares. The price payable for each redeemed share of Preferred Shares shall be the sum Korean Won W639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares.
       On December 2, 2005, the holders of outstanding Preferred Shares elected to delete the redemption provisions of the Preferred Shares by amending the articles of incorporation. However, in accordance with EITF D-98, Classification and Measurement of Redeemable Securities and Rule 5-02.28 of Regulation S-X, the preferred shares still had redemption characteristics that were not solely within the control of the Company as at December 31, 2005 and therefore they remained as temporary equity as at this date.
Accretion of Beneficial Conversion Feature (“BCF”)
       A beneficial conversion feature (“BCF”) is measured at the date of issuance when a share of preferred stock is convertible into common stock and the fair market value of the underlying common stock at the date of issuance is in excess of the preferred share purchase price. At the date of issuance of the Preferred Shares in December 2004, the fair market value of the underlying common stock at the date of issuance was less than the conversion price and therefore, the Company did not record a BCF.

13.	Common Shares
       Each share of common stock has the right to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on any of the Company’s outstanding common shares.

14.	Stock Option Grants
       The Company may grant to its officers and employees stock options to purchase the stocks of the Company up to the lesser of 30% of all shares issued and outstanding or the rate permitted by applicable laws and regulations, by a special resolution at a general meeting of shareholders pursuant to its articles of incorporation and applicable laws and regulations.
       Options granted before 2005 vest over a two year period from grant date and expire after nine years. Options granted during 2005 and 2006 vest 50% after two years with the remaining 50%

vesting monthly in equal increments over the following 24 months and expire between nine and eleven years after grant date. Vesting of options is contingent on the employee remaining in employment during the vesting period. We record compensation expense based on the grant date fair value using the Black-Scholes model and the straight-line amortization method. To determine the fair value of equity-based awards at the date of grant, we utilized the following weighted average assumptions for grants in 2004, 2005 and 2006.

	2004	2005	2006

Expected volatility	70%	70%	70%
Weighted-average volatility	70%	70%	70%
Expected dividends	0%	0%	0%
Expected term(in years)	3	3	3
Risk free interest rate	2.05%	4.06%- 4.43%	4.79%
       For the years ended December 31, 2004, 2005 and 2006, the Company recorded W116 million, W122 million and W850 million, respectively, as stock-based compensation expense.
       A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
		Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value(million)

Outstanding at January 1, 2006	1,625,000	W	1,997
Granted	490,000		9,000
Forfeited	92,000		3,552
Exercised	450,000		127

Outstanding at December 31, 2006	1,573,000		4,623	8.0	27,765

Vested at December 31, 2006	—		—	—	—
Expected to vest at December 31, 2006	1,314,307		4,460	8.0	23,412
Exercisable at December 31, 2006	—	W	—	—	—

       The weighted-average grant-date fair value of options granted during the years 2004, 2005, and 2006 was W174, W2,317, and W4,200, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, and 2006, was W21,184 million, and W3,858 million, respectively. There were no options exercised during the year ended December 31, 2004.
       As of December 31, 2006, there was W2,831 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of shares vested during the years ended December 31, 2004, 2005, and 2006, was W116 million, W162 million, and W44 million, respectively.
       Cash amounting to W57 million was received in respect of stock options exercised during 2006.

15.	Income Taxes
       Income tax expense for the years ended December 31, 2004, 2005 and 2006 consist of the following:

(In millions of Won)	2004		2005		2006

Current income taxes	W	—	W	121	W	4,056
Deferred income taxes		—		(254)		(767)

Total income tax expenses (benefits)	W	—	W	(133)	W	3,289

       The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2004, 2005 and 2006 are as follows:

(In millions of Won)	2004		2005		2006

Current deferred income tax assets (liabilities)
Accrued expenses	W	312	W	141	W	373
Accrued income		(103)		(415)		(798)
Loyalty program reserves		116		311		909
Other		120		176		176

		445		213		660
Less : Valuation allowance		(445)		—		—

Current deferred income tax assets	W	—	W	213	W	660

(In millions of Won)	2004		2005		2006

Non-current deferred income tax assets (liabilities)
Provisions for severance benefits	W	87	W	27	W	231
Net operating loss carryforwards		878		—		—
Other		8		14		130

		973		41		361
Less : Valuation allowance		(973)		—		—

Non-current deferred income tax assets	W	—	W	41	W	361

       The Company had available loss carryforwards of W3,191 million at December 31, 2004, which were utilized during 2005, and available investment tax credit carryforwards of W89 million at December 31, 2005 which were utilized in 2006.
       Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during the temporary differences reverse.
       Based on the Company’s historical book and tax losses, management determined that it was more likely than not, that the Company would not realize its deferred tax assets at December 31, 2003 and 2004 and recorded a valuation allowance of W1,100 million and W1,418 million, respectively. However, in 2005 and 2006, the Company generated sufficient taxable profits during the year, such that, based on its assessment of the other factors listed above, management determined that it is more likely than not that the Company will realize its deferred tax assets in the future and, accordingly, has not recorded a valuation allowance at December 31, 2005 and 2006.
       The statutory income tax rate applicable to the Company was 27.5% in 2005 and 2006.

       As an eligible venture company under the Special Tax Treatment Control Law of Korea, the Company is entitled to a reduced tax rate of 13.75% for taxable income directly generated from operation, which is 50% of the statutory tax rate and effective until 2009. Before 2005, the Company did not file for the 50% tax exemption and thus, deferred tax assets were calculated using the statutory rate of 27.5%. However, the Company filed for tax exemption as an eligible venture company due to its increased taxable income. Accordingly, deferred income taxes as of December 31, 2005 and 2006 were calculated using the reduced rate of 13.75% for the temporary differences entitled for the 50% tax exemption.
       A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

(In millions of Won)	2004		2005		2006

Tax expense at Korean statutory tax rate	W	(428)	W	1,362	W	5,381
Income tax exemption		—		(464)		(2,129)
Income tax credits		—		(313)		(164)
Change in deferred income tax assets due to initial application of income tax exemption		—		622		—
Expense not deductible for tax purpose		75		82		221
Change in statutory tax rate		35		—		(3)
Change in valuation allowances		318		(1,418)		—
Other		—		(4)		(17)

Total income tax expense (benefits)	W	—	W	(133)	W	3,289

16.	Earning Per Share
       The components of basic and diluted earnings per share are as follows:

(In millions of Won except number of
common shares and per share amount)	2004		2005		2006

Basic earnings per shares
Net income	W	(1,440)	W	5,086	W	16,277
Accretion to redemption price		—		(165)		—
Amounts allocated to participating preferred shareholders		—		(1,565)		(1,260)

Net income applicable to common shareholders		(1,440)		3,356		15,017

Weighted average common shares outstanding		24,000,000		26,963,014		40,468,471
Basic earnings per share	W	(60)	W	124	W	371
Diluted earnings per shares
Net income			W	5,086	W	16,277
Accretion to redemption price				(165)		—
Amounts allocated to participating preferred shareholders				(1,565)		—

Net income applicable to common shareholders				3,356		16,277

(In millions of Won except number of
common shares and per share amount)	2004	2005		2006

Weighted average common shares outstanding			26,963,014		40,468,471
Assumed exercise of stock option			3,976,363		851,293
Assumed convert of convertible preferred shares			— 30,939,377	5,857,548 47,177,311
Adjusted weighted average shares-diluted		W	108	W	345
Diluted earnings per share
       The 725,000 stock options granted in 2005 and outstanding at December 31, 2005 and 2006 and convertible preferred shares outstanding at December 31, 2004 and 2005 are excluded from the Company’s calculation of earnings per share as their effects are anti-dilutive.

17.	Related Party Transactions
       We had loans to executive officers and employees for housing amounting to W62 million as of December 31, 2005, and to employees for housing amounting to W15 million, at an annual interest rate of 5% for 1 year or 2 years which are recorded as other current assets or other assets in these financial statements. As of December 31, 2005, the Company had non-interest bearing loans to directors, executive officers and employees for stock purchases amounting to W389 million, which were fully repaid during 2006.
       Interpark Corporation and Yahoo! Korea are major shareholders and related parties of the Company. The Company considers Interpark Corporation and its subsidiaries and Yahoo! Korea to be related parties.
       During the years ended December 31, 2005 and 2006, there were transactions with the Company’s related parties as follows:

(In millions of Won)	2004		2005		2006

Revenues	W	429	W	23	W	210
Purchase		1		—		—
Operating expenses		1,048		3,109		3,652
Accounts receivable		85		1		42
Leasehold and other deposits		—		267		114
Amounts payable to sellers		442		43		335
Accounts payable and accrued expenses		97		365		457