Form 20-F/A
period 2006-12-31
Gmarket Inc.
filed 2007-06-08
CIK 1365241

As filed with the Securities and Exchange Commission on June 8, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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
Large Accelerated filer ☐          Accelerated filer ☐          Non-accelerated-filer  ☑
       Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑
       If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑

Explanatory Note
     This Form 20-F/A amends and restates Item 6.A., “Directors and Senior Management,” and Item 6.C., “Board Practices,” of our annual report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2007.
     In the table setting forth the information regarding our executive officers and directors under Item 6.A., there was a clerical error describing one of our directors, Mr. Greg Mrva, as an outside director. The table has been restated to reflect that Mr. Greg Mrva is a non-standing director.
     In the first paragraph following such table under Item 6.A., we have provided an explanation of the terminology of outside director to clarify the distinctions among non-standing directors, outside directors and independent directors.
     Nasdaq’s corporate governance practice rules provide that a foreign private issuer may elect to follow certain home country corporate governance practices so long as it provides Nasdaq with a letter from outside counsel in its home country certifying that the issuer’s corporate governance practices are not prohibited by home country law, and discloses in its annual report filed with the Commission the requirements of Nasdaq Marketplace Rule 4350 that it does not follow and describes the home country practices followed by the issuer in lieu of such requirements. Bae, Kim & Lee, our outside Korean legal counsel, has submitted a letter to Nasdaq certifying that our corporate governance practices are not prohibited by the relevant laws of Korea. Under Item 6.C., we have set forth a new subsection titled “Corporate Governance Practices” in which we disclose the specific requirements of Nasdaq Marketplace Rule 4350 that are not being followed and describe the home country practices followed by us in lieu of such requirements.
     Under Nasdaq Marketplace Rule 4350(c)(1), we are also required to disclose those directors that the board of directors has determined to be independent under Nasdaq Marketplace Rule 4200, and therefore, we have made such a disclosure at the end of the subsection titled “Board of Directors” under Item 6.C.
     Except for the foregoing, no other part of this annual report is being amended and the filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to May 8, 2007, the filing date of our annual report on Form 20-F for the year ended December 31, 2006.

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

Payments due by period

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

(In billions of Won)
Description of Contractual Obligations
LIG Tower office lease(1)	W1.69	W1.45	W0.24	W—	W—
Fine Tower office lease(2)	1.71	0.93	0.78	—	—

Notes:

(1)	Lease of 4,282 square meters of office space for our headquarters in Seoul, Korea, beginning in February 2006. The term of the lease is for one year from February 27, 2006 and the lease may be renewed for subsequent one-year terms. We renewed the lease on February 28, 2007 which expires on February 29, 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 0.81 billion (US$0.88 million).

(2)	Lease of 3,759 square meters of office space in Seoul, Korea, beginning in October 2006 and ending in October 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 3.13 billion (US$3.38 million).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management
Executive Officers and Directors
       The following table sets forth information regarding our executive officers and directors as of the date of this filing.

Executive Officers and Directors	Age	Position/Title

Young Bae Ku	41	Representative Director and Chief Executive Officer
Duckjun (D.J.) Lee	41	Chief Financial Officer
Dae Sik Yang	36	Chief Technology Officer
Kwang Jin Ryoo	34	Vice President—e-Market Operations
Paul J. Lee	34	General Counsel
Ki Hyung Lee	44	Non-Standing Director and Chairman of the Board of Directors
Sang Kyu Lee	40	Non-Standing Director
John E. Milburn	45	Outside Director
Massoud Entekhabi	52	Outside Director and Audit Committee Member
Hakkyun Kim	44	Outside Director and Audit Committee Member
Joon-Ho Hahm	43	Outside Director and Audit Committee Member
Seok-Heon Kim	44	Outside Director
Greg Mrva	37	Non-Standing Director
       Standing directors are directors who work for us full-time and hold executive officer positions with us. Non-standing directors are directors who are not executive officers of the Company. Outside directors are non-standing directors who have been elected as outside directors at our general meeting of shareholders. To qualify as an outside director, a director must satisfy the criteria required to be met to be deemed an outside director under our articles of incorporation. These criteria include all of the criteria required to be met to qualify as an independent director under Nasdaq‘s corporate governance practice rules, in addition to other criteria, such as that the director cannot be an “affiliate” of a shareholder that holds 10% or more of the issued and outstanding shares of the Company.
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
Corporate Governance Practices
     Nasdaq’s corporate governance practice rules provide that a foreign private issuer may elect to follow certain home country corporate governance practices so long as it provides Nasdaq with a letter from outside counsel in its home country certifying that the issuer’s corporate governance practices are not prohibited by home country law, and discloses in its annual report filed with the Commission the requirements of Nasdaq Marketplace Rule 4350 that it does not follow and describes the home country practices followed by the issuer in lieu of such requirements. Bae, Kim & Lee, our outside Korean legal counsel, has submitted a letter to Nasdaq certifying that our corporate governance practices are not prohibited by the relevant laws of Korea. The home country practices that we follow in lieu of Nasdaq Marketplace Rule 4350 are described below.

•	Under Korean law, we are not required to convene regularly scheduled meetings at which only independent directors are present and therefore we do not hold such meetings.

•	In lieu of a nomination committee comprised of independent directors or nomination of directors by a majority of the independent directors, our board of directors is responsible for identifying and recommending potential candidates to become board members for approval by the shareholders and appointing members to serve as board committee members. Shareholders who, individually or in the aggregate, hold 3% or more of the outstanding shares of the Company’s stock may also identify and recommend, in writing, potential candidates to become board members for approval by the shareholders. The Company has not adopted a formal written charter regarding the nomination of directors.

•	In lieu of a compensation committee comprised of independent directors or remuneration decisions by a majority of the independent directors, our board of directors is responsible for establishing the compensation and benefits of each director and the chief executive officer, who is also our representative director, subject to the maximum aggregate compensation limit set by the shareholders for the directors, including the representative director. Our chief executive officer determines the compensation and benefits of our other executive officers.

•	In lieu of the shareholder approval requirements under the Nasdaq Marketplace Rule 4350(i), we have set forth various corporate matters requiring shareholder approval in our articles of incorporation, including matters regarding election and dismissal of directors, maximum limit of remuneration of directors, amendment to the articles of incorporation, mergers, dissolution of the Company, reduction in capital and transfer of all or substantial part of our business, among others.

•	In lieu of the requirement that copies of an annual report are delivered to shareholders within a reasonable time prior to the annual meeting of shareholders, our audited financial statements are made available at least one week prior to the annual meeting of shareholders and may be viewed at our principal executive offices by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery of such audited financial statements.

•	In lieu of the requirement that quorum not be less than 33 1/3% of the outstanding shares of a company’s common voting stock for any meeting of shareholders, we follow the standard under Korean law which provides that in order to adopt any resolution, we shall receive a majority affirmative vote of voting shares present or represented at any general meeting of shareholders, and such voting shares representing the affirmative vote also must represent at least 25% of the outstanding shares of the Company’s voting stock. For certain matters, we are required to receive at least a 66 2/3% affirmative vote of the voting shares present or represented at any general meeting of shareholders, and such voting shares representing the affirmative vote also must represent at least 33% of the outstanding shares of the Company’s voting stock.

•	Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, Citibank N.A., solicits proxies from and provides proxy statements to such holders. The results of such proxy solicitation are then delivered by Citibank N.A. to the Korea Securities Depository, who, in turn, votes at the general meeting of shareholders consistent with such results.
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
       Our board of directors has determined that Messrs. Joon-Ho Hahm, Hakkyun Kim, Massoud Entekhabi, John E. Milburn, Greg Mrva and Seok-Heon Kim are independent directors under Nasdaq Marketplace Rule 4200.
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
Statements of cash flows for the years ended December 31, 2004, 2005 and 2006
Notes to the consolidated financial statements

ITEM 19. EXHIBITS

1	(2)	Articles of Incorporation of the Registrant, amended as of March 29, 2007 (English Translation)
4.	1 (2)	Lease Agreement, dated March 2007, between Registrant and LIG Insurance Co., Ltd. (English Translation)
4.	2 (2)	Lease Agreement, dated September 16, 2006 between Registrant and Jin-Ho Park (English Translation)
4.	3 (2)	Co-location Service Agreement with Korea Internet Data Center, dated as of August 11, 2005 and amended as of March 30, 2007 (English translation)
4.	4 (2)	Standard Terms and Conditions for Buyers, amended as of September 12, 2006 (English Translation)
4.	5 (2)	Standard Terms and Conditions for Sellers, amended as of September 12, 2006 (English Translation)
11	(1)	Form of Code of Ethics
12.	1 (2)(3)	Certification of Registrant’s Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
12.	2 (2)(3)	Certification of Registrant’s Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
13.	1 (2)(3)	Certification of Registrant’s Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002
13.	2 (2)(3)	Certification of Registrant’s Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed with the SEC as an exhibit to our registration statement on Form F-1.
(2)	Previously filed with the SEC as an exhibit to our annual report on Form 20-F filed on May 8th, 2007.
(3)	Refiled with this annual report on Form 20F/A pursuant to the Exchange Act Rule 12b-15.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GMARKET INC. (Registrant)
Date: June 8, 2007	By:	/s/ Young Bae Ku
Young Bae Ku
Representative Director and Chief Executive Officer

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