Form 20-F
period 2007-12-31
Gmarket Inc.
filed 2008-06-13
CIK 1365241

As filed with the Securities and Exchange Commission on June 13, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
(Address of principal executive offices)

Duckjun (D.J.) Lee
Senior Managing Director and Chief Financial Officer

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
Telephone: 82-2-1566-5701
Fax: 82-2-3016-5480
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 100 per share*	Nasdaq Global Select Market
American depositary shares, each representing one share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by the annual report: Shares, par value Won 100: 49,747,035

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☑	Non-accelerated-filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as used by the International Accounting Standards Board  ☐     Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

i

ii

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one share of our common stock;

•	“Government” is to the government of The Republic of Korea;

•	“Gmarket,” “the Company,” “we,” “us,” “our,” or “our company” are to Gmarket Inc.;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“US$,” “U.S. dollars,” “US dollars,” or “Dollars” are to the currency of the United States; and

•	“Won,” “Korean Won,” or “~~W~~,” are to the currency of The Republic of Korea.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2007, which was Won 935.8 to US$1.00.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F for the year ended December 31, 2007 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward-looking statements include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting our industry, in particular the retail e-commerce industry in Korea, including new services that may be introduced, changes in consumer preferences and confidence levels, and discount pricing strategies by competitors;

•	the effect that economic, political or social conditions in Korea have on the volume of transactions on our e-commerce marketplace and our results of operations;

•	our plans to implement our strategic initiatives, including building our brand and user base, developing website enhancements and pursuing growth outside of Korea;

•	our future business development and prospects, results of operations and financial condition;

•	our ability to attract new customers and retain existing customers;

•	our ability to implement security processes to guard against hacking or information loss or prevent listing of counterfeit or illegal products on our website;

•	the expected growth of the Korean retail e-commerce industry, development of the widespread use of the Internet and development of e-commerce in Korea; and

•	our ability to expand our network and system infrastructure to support increased traffic and expanded services.

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

You should read the selected financial data below in conjunction with the financial statements and the related notes included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2005, 2006 and 2007 are derived from our audited financial statements and related notes thereto included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2003 and 2004 are derived from our audited annual financial statements and related notes thereto not included herein. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with U.S. GAAP.

	For the Years Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
											(Unaudited)
	(In billions of Korean won and millions of US dollars, except per share data)

Revenues:
Transaction fees	~~W~~	2.97	~~W~~	12.04	~~W~~	56.78	~~W~~	99.25	~~W~~	130.01	US$	138.93
Advertising and other		0.77		2.10		13.56		54.88		92.88		99.25

Total revenues		3.74		14.14		70.34		154.13		222.89		238.18
Costs and expenses:
Cost of revenues		3.06		8.42		36.69		78.95		119.67		127.88
Sales and marketing		1.04		5.36		24.80		46.43		52.47		56.06
General and administrative		1.31		1.91		5.29		14.57		24.27		25.94

Total costs and expenses		5.41		15.69		66.78		139.95		196.41		209.88

Operating Income (loss)		(1.67)		(1.55)		3.56		14.18		26.48		28.30
Other income (expenses):
Interest income		0.01		0.13		1.40		5.19		9.20		9.83
Others, net		(0.10)		(0.02)		—		0.20		0.04		0.04

Income (loss) before income tax expenses		(1.76)		(1.44)		4.96		19.57		35.72		38.17
Income tax benefits (expenses)		—		—		0.13		(3.29)		(2.42)		(2.58)

Net income (loss)		(1.76)		(1.44)		5.09		16.28		33.30		35.59

Accretion of preferred shares to redemption price		—		—		(0.17)		—		—		—
Amount allocated to participating preferred shareholders		—		—		(1.56)		(1.26)		—		—

Net income (loss) applicable to common shareholders		(1.76)		(1.44)		3.36		15.02		33.30		35.59
Earnings per share — basic		(73)		(60)		124		371		671		0.72
Earnings per share — diluted		(73)		(60)		108		345		659		0.70
Weighted average number of shares — basic(2)		24,000,000		24,000,000		26,963,014		40,468,471		49,657,673		49,657,673
Weighted average number of shares — diluted(2)		24,000,000		24,000,000		30,939,377		47,177,311		50,552,784		50,552,784

Notes:

(1)	For convenience only, the Won amounts are expressed in Dollars at the rate of Won 935.8 to US$1.00, the noon buying rate in effect as of December 31, 2007 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represented all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent number of our common shares.

	As of December 31,
	2003		2004		2005		2006		2007		2007(1)
											(Unaudited)
	(In billions of won and in millions of US dollars)

Assets
Cash and cash equivalents	~~W~~	1.04	~~W~~	19.10	~~W~~	36.90	~~W~~	34.93	~~W~~	48.37	US$	51.69
Cash on deposit		—		6.10		45.30		134.40		190.00		203.04
Restricted cash		0.10		1.50		2.10		6.40		8.11		8.67
Total current assets		2.64		30.90		103.06		218.67		307.16		328.24
Total assets		3.69		33.14		121.06		248.10		337.04		360.17
Amounts payable to sellers		4.02		24.15		93.46		103.60		147.30		157.41
Total current liabilities		4.91		28.63		110.92		139.84		192.18		205.36
Total liabilities		5.49		29.10		111.35		141.23		195.44		208.86
Convertible redeemable preferred shares(2)		—		7.17		—		—		—		—
Convertible preferred shares(2)		—		—		7.34		—		—		—
Total shareholders’ equity (deficit)		(1.80)		(3.13)		2.37		106.87		141.60		151.31
Total liabilities, preferred shares and shareholders’ equity		3.69		33.14		121.06		248.10		337.04		360.17

Notes:

(1)	For convenience only, the Won amounts are expressed in Dollars at the rate of Won 935.8 to US$1.00, the noon buying rate in effect as of December 31, 2007 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represented all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent number of our common shares.

	As of and for the Years Ended December 31,
	2003		2004		2005		2006		2007		2007(1)

Operating Data
GMV(2)	~~W~~	65.13	~~W~~	224.50	~~W~~	1,080.86	~~W~~	2,268.20	~~W~~	3,248.66	US$	3,471.53
Aggregate registered users(3) (000’s)		782		2,388		7,191		10,967		13,674		13,674
Average monthly unique visitors(4) (000’s)		1,257		4,859		12,368		16,476		17,787		17,787

Notes:

(1)	For convenience only, the Won amounts are expressed in Dollars at the rate of Won 935.8 to US$1.00, the noon buying rate in effect as of December 31, 2007 as quoted by the Federal Reserve Bank of New York.

(2)	In billions of Won and millions of Dollars. Gross merchandise value, or GMV, represents the aggregate value of all products and services sold on our website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. Therefore, we believe that for an e-commerce company such as ourselves, GMV provides additional information on our operating performance. However, GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than we do.

(3)	Includes cumulative number of buyers and sellers who have registered with us as of the end of each period.

(4)	Source: Metrix Corporation. Unique visitors represent the number of separate visitors that visit our website each month as published by Metrix Corporation and the average monthly unique visitors for a calendar year represent the average number of unique visitors over a 12-month period.

Exchange Rates

The following table sets forth information concerning the noon buying rate for the years 2003 through 2007 and for each of the months in the six-month period ended May 31, 2008, expressed in Won per US dollar.

	At End of		Average
Period	Period		Rate(1)		High		Low

2003	~~W~~	1,192.0	~~W~~	1,183.0	~~W~~	1,262.0	~~W~~	1,146.0
2004		1,035.1		1,139.3		1,195.1		1,035.1
2005		1,010.0		1,023.2		1,059.8		997.0
2006		925.4		950.1		913.7		1,002.9
2007		935.8		928.0		950.2		903.2
December, 2007		935.8		931.1		943.4		918.9
January, 2008		943.4		942.1		953.2		935.2
February, 2008		942.8		943.9		948.2		937.2
March, 2008		988.6		981.7		1021.5		947.1
April, 2008		1005.0		986.9		1005.0		973.5
May, 2008		1028.5		1034.1		1047.0		1004.0

Source: Federal Reserve Bank of New York.

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

The risks and uncertainties described below are not the only ones we face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

Risks Related to Our Business

We operate in a very competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can charge for our services thereby materially and adversely affecting our business prospects, financial position and results of operations.

The retail e-commerce industry in Korea is very competitive and we expect the competition in this area to continue as a result of a variety of factors, including the consolidation of existing e-commerce companies and new entrants to the market.

Our competition is currently largely made up of established e-commerce marketplaces operated by large, well-financed companies, some with better brand recognition than ours. Our major competitors include, Auction.co.kr, an e-commerce marketplace operated by Internet Auction Co., Ltd., a subsidiary of eBay Inc.; CJ Home Shopping, a subsidiary of a well-known Korean food and entertainment conglomerate; online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com; and GS Home Shopping, which operates two online retail websites and recently expanded by acquiring 30% of d&shop Co., Ltd., and its e-commerce marketplace subsidiary, Daum Onket. Interpark Corporation, our largest shareholder, also competes with us.

In addition, as the barriers to entry for Internet-related businesses are relatively low, there are many new entrants and potential entrants into the e-commerce industry from traditional and non-traditional retailers, including Internet portals, telecom operators and cable service providers. For example, SK Telecom Co., Korea’s leading mobile phone company in terms of market share based on subscribers and revenue, entered the e-commerce market in February 2008 by launching a new e-commerce website. Further, emerging technologies, including mobile commerce, Internet Protocol Television (IPTV), Digital Multimedia Broadcasting (DMB), among others, may allow other competitors to compete with us in the future.

While we believe our business may be negatively effected by our established competitors, many of which have significantly greater financial and managerial resources than we do, as well as by aggressive growth strategies of new entrants to the market, we may be restricted from effectively responding to such competition as a result of being determined to be a “market dominant player” by the Korean Fair Trade Commission, or KFTC. In November 2007, the KFTC determined that we are a “market dominant player” as defined under the Monopoly Regulation and Fair Trade Act, or MRFTA, and imposed an administrative fine in the amount of Won 135 million for allegedly committing unfair trade practices. A “market dominant player,” under the MRFTA, is restricted in engaging in certain acts that are considered to be unfair trade practices, such as using its market position to fix prices or interfering with other companies’ business activities. We may be subject to additional fines and other sanctions if the KFTC finds any violations under the MRFTA. We paid the fine and are in the process of contesting the KFTC’s determination that we are a “market dominant player” to the Seoul Administrative Court, but no assurance can be given that we will be ultimately successful in overturning the KFTC’s decision. See Item 4.B. “Business Overview — Laws and Regulations” and Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

Our inability to adequately address new and existing competitive pressures, including as a result of being continued to be determined a “market dominant player” by the KFTC, will likely have a negative impact on the level of fees we can charge for our services, including fees for our advertising services, as well as increase the costs and expenses associated with growing our user base, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.

If we are unable to successfully implement some or all of our major strategic initiatives in a timely manner, our ability to maintain and improve our leading market position may be negatively impacted.

Our strategy is to improve our leading market position by implementing certain key strategic initiatives, which include the following:

•	continuing to build our brand and expand our user base;

•	focusing on user loyalty and website enhancement;

•	continuing to diversify offerings in core product categories, expand product categories and introduce new service offerings; and

•	pursuing growth outside of Korea.

We cannot assure you that we will be successful in implementing any or all of these key strategic initiatives. Some of our strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. No assurance can be given that any of our innovations and service introductions will be successful. Consumer tastes and preferences change rapidly and no assurance can be given that we will be able to anticipate and address such changes so that we can maintain and improve on our leading market position, including building our brand and user base. The success of our growth strategy abroad, whether directly or through acquisitions, investments in other companies or joint ventures will depend on the availability of suitable acquisition and investment candidates, our ability to effectively attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms and the availability of financing to complete such acquisitions, investments in other companies or joint ventures, among other factors, as well as our ability to successfully grow our business directly should no acquisition, investments in other companies or joint venture opportunities become available.

In order to pursue our growth outside of Korea, we established a Japanese-language website on a trial basis in December 2007 and plan to officially launch our Japanese-language website that provides online shopping services in Japan during the second half of 2008. To carry out this initiative, we have established a Japanese branch office initially with 3 employees. We are also considering other potential markets to launch our services, including Southeast Asia, China and the United States. No assurance can be given that our experience and know-how in building and growing our Korean e-commerce business will aid us in marketing and expanding a successful e-commerce business in Japan or other overseas markets as e-commerce market characteristics and consumer preferences differ in the different geographic markets. To date, we have not made any major investments in other companies or acquisitions, and our management does not have experience acquiring other companies and integrating the businesses and personnel of such companies into our organization.

We may need to obtain additional funds to make future investments or acquisitions through various forms of financing, including through bank financings or equity offerings, and no assurance can be given that we will be able to obtain necessary financing under prevailing market conditions at such time. Moreover, the initiation and success of the expansion of our business in a foreign country will depend on many factors outside of our control, including the economic conditions and e-commerce market characteristics, such as the rate of broadband penetration and the availability of online payment systems, of such foreign country.

If we are unable to successfully implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our leading market position may be negatively impacted, which may have a material and adverse effect on our business and prospects, competitiveness, leading market position, brand name, financial condition and results of operations.

We continue to invest heavily in marketing and developing new products and services and may not be able to maintain our level of profitability or rates of growth.

We continue to invest heavily in marketing and developing new products and services, including making investments in customer support and operating infrastructure for our operations as well as spending aggressively on research and development in anticipation of further growth. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall and our short-term profitability may be negatively affected.

We will need to introduce new products and services, improve our customer services, grow our advertising revenues and income, customer loyalty and attract new users from competitors or attract new users in order to continue our profitability and growth. Our success will depend in large part on our ability to increase the activity level of our existing users by encouraging the sellers to utilize the various premium listings, banner ads and keyword search options and providing various incentives to the buyers to continue purchasing products through our website as well as attract new users to our website by increasing the awareness of our services and our brand recognition. We also need to effectively manage the costs of our business, including the costs associated with maintaining and enhancing our website, customer support, credit card, bank transfer and mobile payment systems, user protection programs, and international expansion and product category updates. If we are unable to implement effective marketing and development strategies to keep our existing users satisfied and attract new users, our ability to maintain or increase our rate of growth and profitability level may be negatively affected. In addition, as competition continues to intensify and as the market matures in terms of the number of registered users, GMV and transaction volumes, we cannot assure you that we will be able to increase or maintain our current rate of growth, including our growth in registered users, GMV, revenues and net income, regardless of our success in implementing certain of our strategic initiatives.

Security risks related to online purchases, including loss or theft of important user information, hacking and credit card fraud and possible violations of laws relating to the maintenance and use of sensitive information and credit card and payment services, or other misuse of our e-commerce platforms may harm our business and our reputation.

We are subject to regulations relating to privacy, maintenance and use of confidential information of our users. Sales on our website require the transmission and maintenance of sensitive and confidential data, including national identification numbers, bank and credit card information. Loss, hacking or theft of sensitive data stored on our information technology systems may occur. In addition, risk of data loss or misappropriation of data, including as a result of theft is increasing with the industry’s customary practice of outsourcing customer service to call centers to manage the increasing volume of customer service calls. For example, it has been reported that in early 2008, a hacker gained access to a call center of one of our main competitors and stole confidential information on its members and financial data. Such data, which included sensitive information, such as national identity numbers and credit card numbers of its users, were reported to have been sold to various persons. Our outsourced call centers have access to our customer database information, such as payment information and transaction history, among others, and are also susceptible to hacking. To prevent a similar security breach from happening at our call centers, we have developed and applied a security policy for access control, validation and monitoring, and continuously consult our call centers about information security. However, no assurance can be given that we will be able to continuously apply effective security processes to guard against new methods of hacking or other information loss or that such measures will ultimately be successful in deterring a similar hacking incident from happening to us. No system, no matter how well designed and implemented can protect against all loss or misappropriation of customer data. Any loss or misappropriation of data and any related lawsuits or government fines or penalties could have a material adverse effect on our reputation, business and prospects.

In addition, due to the high volume of transactions that occur on our website on a daily basis, it is impracticable for us to monitor every transaction that takes place. As we do not check or obtain signatures for credit card purchases, we may be liable for fraudulent credit card transactions. Depending on our agreements with various credit card companies, we share a certain portion of any losses resulting from fraudulent credit card purchases with the credit card issuer. Notwithstanding the best efforts of our service quality management team to monitor and minimize, to the extent possible, potentially fraudulent credit card transactions or other misuse occurring through our website, such transactions and activities may occur undetected. Any such occurrence could harm our reputation, cause users to lose confidence in our security systems and to not make purchases on our website and also subject us to lawsuits, sanctions, fines or other penalties.

The listing or sale by our users of pirated, counterfeit or other illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.

We have received in the past, and we may receive in the future, communications alleging that certain items listed or sold by sellers on our website infringe upon third-party copyrights, trademarks and trade names, or other intellectual property rights of others. We are currently in discussions with four international sportswear manufacturers to reach a resolution on their claim that we allow sellers to list and sell counterfeit products on our website. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.” Although we have sought and continue to seek to prevent and eliminate the listings of such goods, such as with our Brand Protection Program which we started in early 2008, no assurance can be given that such goods will not be listed and that if such goods are listed, we will not be held liable to those parties claiming an infringement of their intellectual property rights. Holders of intellectual property rights have been active in defending their rights against e-commerce companies, and we expect such activity to increase in the future, including lawsuits against companies thought to have violated or infringed upon their intellectual property rights. If we are held liable in any such litigation brought against us in the future, we may be subject to substantial damages. See Item 4.B. “Business Overview — Measures to Prevent Listing of Illegal or Prohibited Products.”

Also, illegal items such as drugs, weapons and other regulated or prohibited items may be listed, displayed or sold on our website notwithstanding our efforts to prevent such items from being listed, sold or displayed. Similarly, we are aware that adult materials that may be subject to regulation have been listed and may have been viewed by users and visitors who are minors notwithstanding our efforts to limit the viewing of such adult materials to adult users only. Also, regulated items such as weapons, adult, alcohol and tobacco products may be sold in violation of applicable regulations, subjecting us to potential civil, criminal and administrative actions. We have a service quality management team which is responsible for monitoring reports of listing, display and sales of pirated, counterfeited, prohibited or regulated products. Our inability to prevent such items from being listed, displayed or sold may subject us to lawsuits, sanctions, fines or other penalties, which is likely to adversely affect our business and harm our reputation.

As the regulatory framework and laws governing the retail e-commerce industry in Korea are quickly evolving, we may not be able to comply with new regulations or changes to the existing regulations on a timely basis, which may harm our business and our reputation.

As the retail e-commerce industry in Korea has grown significantly over the past several years, the Korean government has intensified its efforts to regulate the commercial activities of e-commerce companies and other entities participating in this industry, including us. These efforts include enacting new regulations, making changes to the existing laws and regulations, and monitoring and enforcing more aggressively the compliance of these laws and regulations. Although we continue to monitor these changes and take steps to comply with current and new requirements, we cannot provide assurances that we will be able to comply fully with all requirements under current and new regulations on a timely basis, which, in turn, may harm our business and our reputation. In addition, we will incur additional costs associated with complying with such regulations, including costs associated with establishing new policies and investing more capital in new technologies and infrastructure that may be necessary as a result of such new legal and regulatory requirements. See Item 4.B. “Business Overview — Laws and Regulations.”

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

Our network and system infrastructure, including our network and systems hardware, software and communications systems, must support significant amounts of data, information and transaction volume generated by the high number of buyers, sellers and products offered on our e-commerce marketplace. In addition, our strategy contemplates significantly growing our business by growing our user base and GMV, and expanding products and product categories available for sale. Accordingly, we must upgrade and expand our infrastructure to accommodate the expected increasing activity level on our website. Failure to upgrade our network and system infrastructure in a timely and efficient manner may result in system disruptions, delays, downtime and loss of data. The occurrence of any such event will likely damage our reputation and brand name, as well as our ability to implement effectively our growth strategies, in particular, our strategy to increase our user base and GMV.

Our inability to adequately address the operational, network and system infrastructure and human resources challenges of managing a rapidly growing business may have a negative impact on our ability to implement our strategic initiatives.

We have experienced significant growth over the past several years and expect our business to continue to grow if we are successful in implementing our key strategic initiatives. The growth of our business has required the significant attention of our management and expenditure of financial and other resources and will likely continue to strain our operational, network and system infrastructure and personnel. In order to properly manage this planned growth, we must improve our operational systems, expand our network and system infrastructure, retain and hire qualified personnel and enhance the effectiveness of our operational controls and procedures. Our inability to manage this planned growth may prevent us from providing an attractive and reliable website, efficiently processing sales transactions, due to, for example, unplanned network and system shutdowns or inadequate levels of customer service, which could negatively impact our brand name and reputation and may result in us not being able to attract and retain users. As a result, we may not achieve our desired growth in user base and GMV, which would likely have a material adverse effect on our business, prospects, financial condition and results of operations.

Interruptions or failures of our network and systems infrastructure, including our communications systems, could lead to significant downtimes, interruptions and loss of data, which could damage our reputation and brand name and harm our business, financial condition and results of operations.

Our ability to provide a high-quality e-commerce marketplace depends on the continuing, uninterrupted operation of our network and systems infrastructure, including our hardware, software and communications systems, especially given our expected growth in user base and transaction volume. We have from time to time experienced disruptions in our systems for periods ranging from a few minutes to a few hours as a result of human or technical errors or systems overload from a significant volume of transactions occurring over our network. No assurance can be given that our procedures and network and system capacity will be sufficient to prevent future slowdowns or disruptions, or that our future growth will not necessitate future expense to further improve our network and system capacity. Any failures, slowdowns or disruptions on our systems will likely have a material adverse effect on our business, prospects, financial condition and results of operations and will have a significant negative effect on our reputation and may result in us losing users, who may migrate to our competitors’ sites.

We also maintain network connections with certain of our registered sellers for the maintenance of inventory and provision of customer support functions, and rely on our network and communications infrastructure to communicate with our delivery providers in order to provide a seamless and efficient service to buyers and sellers, including arranging and providing timely delivery of products to buyers. Also, we rely on the efficient and uninterrupted services of various third parties, such as banks, mobile phone companies, credit agencies and credit card issuers, to process and remit payments from buyers and sellers as well as other services from telecommunications companies. Any disruptions in the operations of these third party providers due to failures in their technology and network connections will negatively impact our ability to provide our services or receive payments in a timely manner.

The frequent recurrence and persistence of network interruptions, slowdowns or loss of critical data would likely have a long-term negative impact on our reputation and brand name and is likely to have a negative impact on the growth of our user base and GMV, which is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.

We currently do not have a fully operational disaster recovery program or alternative providers of hosting services and do not carry natural disaster or business interruption insurance. Any disaster due to accidents, human errors or other events could have a material adverse effect on our ability to provide uninterrupted services and protect our backup data and other information, and on our business, financial condition and results of operation.

We currently do not have a fully operational disaster recovery program or alternative providers of hosting services. Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, or KIDC, a data center operated by Dacom Corporation, and the Korean Internet Neutral Exchange operated by KINX Inc., both located in Seoul, and certain other equipment are located within our headquarters building. Although we currently archive our databases periodically, store our backup data at KIDC and maintain back-up systems, such systems are vulnerable to damage and no assurance can be given that such backups will be adequate to protect the data and other information or that we will be able to continue our business operations without a material delay or loss of data in the event of damage to our systems from natural disasters, fire, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events. We may experience a complete system shut-down if any of these events were to occur. While we are in the process of building a comprehensive disaster recovery program which is expected to be operational in mid-2008, no assurance can be made that such program will offer sufficient protection against system failure and we may still need to continue making investments to install additional servers, create back-up systems and maintain our disaster recovery program as necessary. Further, we do not carry natural disaster or business interruption insurance to compensate for losses that could occur and any network or system failure, including as a result of us not having a disaster recovery program, could have a material adverse effect on our business, financial condition and results of operation.

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

If the Korea National Tax Service determines that we do not qualify as a Tax-Benefit Business, we may not enjoy certain statutory tax benefits and may be required to pay additional taxes and statutory interest.

Under the Special Tax Treatment Control Law of Korea, a venture company certified as such by the Small and Medium Business Administration, or SMBA, may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for the subsequent three years (or five years for any designated venture companies certified by the SMBA before January 1, 2004), if (a) the company is certified by the SMBA as a “designated venture company” within two years from its incorporation and continues to satisfy certain requirements, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.

We were certified by the SMBA as a “designated venture company” in March 2001, and after a renewal, our certification is valid until June 2008, after which we will be unable to renew this certification. As part of our annual tax return process with the NTS, we reported our business classification in line with our business registration statement, as an eligible business falling under one of the categories of “Tax Benefit Business” under the Special Tax Treatment Control Law. To date, we have not received any objections from the NTS regarding our claim of such tax benefit. Notwithstanding our continued belief that we qualified for such tax benefit and the lack of objections from the NTS regarding our prior tax returns, in the event that the NTS audits us and determines that we were, in fact, not entitled to such tax benefit, we may be required to pay additional taxes in the amount applicable to such claimed deduction together with statutory interest on such amounts. See Item 4.B. “Business Overview — Laws and Regulations — Laws Relating to Tax Benefits.”

Increases in the amount of fees charged by delivery companies, credit card fees charged by credit card issuers and value-added tax levied by the Government may decrease the volume of transactions which take place on our website and may negatively impact our net income.

If delivery companies in Korea were to significantly raise delivery rates for any reason, buyers may be less willing to purchase goods over the Internet, choosing instead to make purchases at department stores or other traditional retail outlets. In addition, because we do not pass on to the sellers the credit card fees charged by credit card issuers, any increases in such fees without a corresponding increase in our transaction fees will have a negative impact on our net income. In addition, any increases in value-added taxes levied by the Government could decrease the volume of transactions on our website. Any such developments may have a negative effect on our GMV, as well as our ability to attract and retain users and is likely to have a material adverse effect on our business, prospects, financial condition and results of operations.

Interpark Corporation, which operates a competing retail e-commerce marketplace, is our largest shareholder and may, together with its affiliates, exercise significant control over us and may take actions which may be adverse to our interests.

Interpark Corporation, our largest shareholder, and its affiliates own approximately 36.7% of our common shares as of December 31, 2007. As a significant shareholder, Interpark and its affiliates may undertake various actions which may be adverse to our interests or prevent us from taking actions beneficial to our business. They may call for an extraordinary shareholders meeting to approve certain actions which may be adverse to our interests or to reject certain business decisions made by us by vetoing, in a shareholders meeting, certain material or extraordinary transactions which may benefit our business, including among others:

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

Also, Mr. Ki Hyung Lee, the chairman and chief executive officer of Interpark Corporation, and Mr. Sang Kyu Lee, the chief executive officer of Interpark Shopping, a wholly-owned subsidiary of Interpark Corporation, currently serve as members of our board of directors with Mr. Ki Hyung Lee serving as the chairman of our board of directors. Conflicts of interest could arise between us and Interpark relating to the nature, quality and pricing of goods and services provided to each other, any payment of dividends by us to our shareholders and general issues relating to achieving our strategic initiatives as well as maintaining or increasing our profitability. Such conflicts may be resolved in a manner unfavorable to us in part due to the significant control which Interpark may exercise over us, and may negatively impact our ability to implement our strategic initiatives in a timely manner, our business, prospects, financial condition and results of operations.

In addition, Interpark operates a competing retail e-commerce marketplace and Interpark or any of its subsidiaries and affiliates may broaden their businesses and increase the range of products and services that they offer, particularly into businesses that compete directly with those which we operate, which may negatively affect our business, prospects, financial condition and results of operations.

It had been reported in late 2007 that Interpark considered selling its shareholdings in us and had been in discussions with potential purchasers. According to the latest news media reports and filings with the Korea Financial Supervisory Service by Interpark in March 2008, Interpark is no longer pursuing a sale of its shareholdings based on its view that the financial market situation is currently volatile in Korea and elsewhere. However, as Interpark may sell its shareholdings without our consent or any notice to us, we may not necessarily have any knowledge of a pending sale and we cannot control to whom Interpark will sell its shareholdings. If Interpark sells all of its stake to one buyer, including our current and prospective competitors, such buyer will then be our largest shareholder and may exercise significant control over us and may take actions which may be adverse to our interests.

Our business may be adversely affected by factors that cause our users to spend less time on our website, including seasonal factors, national holidays and unforeseen natural disasters or geopolitical events.

Anything that diverts our users from their customary level of usage of our websites could adversely affect our business. Our results of operations historically have experienced seasonal fluctuations because many of our users reduce their activities on our websites with the onset of good weather during the summer months, and on and around national holidays. Certain Korean public holidays follow the lunar calendar and fall on different days of the week from year to year. For example, in 2007, our third quarter results were adversely affected by the Chuseok holiday that fell on Monday, Tuesday and Wednesday, resulting in a five-day weekend. Moreover, many Koreans extended the holiday to a full working week, further reducing the number of business days in the third quarter. Geopolitical events such as war, the threat of war, or terrorist activity, and natural disasters, such as hurricanes or earthquakes may also adversely affect our business.

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

We incur increased costs and compliance risks under relevant securities laws and regulations as a result of being a public company in the United States.

We incur legal, accounting and other expenses that we did not incur prior to the listing of our ADSs on the Nasdaq Global Select Market, or Nasdaq, including costs associated with our public company reporting requirements under the Securities Exchange Act of 1934, as amended. We incur costs associated with corporate governance requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules implemented by the Securities and Exchange Commission and the Financial Industry Regulatory Authority, or FINRA, including, in particular, the need to establish an enhanced system of internal control over financial reporting. Under the Sarbanes-Oxley Act, we are required to include a management report on our internal controls over financial reporting in our annual report with our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must issue an audit report on the effectiveness of our internal controls over financial reporting. Our management and our independent registered public accounting firm have concluded that our internal controls as of December 31, 2007 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses in our internal controls over financial reporting during the assessment of internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, due to the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to maintain adequate internal controls over financial reporting which results in a material misstatement in our financial statements, or which results in a material delay in the timely preparation of our financial statements, we may be subject to investigation and/or sanctions by regulatory authorities, which could have a material adverse effect on our business and results of operations, investor confidence in our reported financial information, and the market price of our ADSs.

Our efforts to comply with the requirements for the assessment of our disclosure controls and procedures as required by Section 404 of the Sarbanes-Oxley Act have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities. We expect the Sarbanes-Oxley Act and other rules and regulations will continue to increase our legal, accounting and financial compliance costs and make certain corporate activities more time-consuming and costly. Such increased compliance needs also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

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

We seek to protect our intellectual property rights through the use of patents, copyrights, trademarks, service marks, trade secrets and other similar intellectual property protection and we regard our ability to protect such rights as being critical to our reputation, business and prospects. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and www.gmarket.com, and have secured the rights to use 50 other variations of our domain names for a number of other markets, including Japan, China, Taiwan, India, France, Italy and Mexico. We have also obtained fourteen business model patents in Korea. Our efforts in protecting our proprietary rights may not be effective in preventing others from using and infringing upon our rights, which may harm our reputation, business, financial condition and results of operations. Monitoring unauthorized use of our proprietary rights is difficult, time consuming and expensive. In addition, if we discover a violation of any of our rights, we must seek to enforce our rights in various tribunals and the courts, which would be costly and divert management resources from our business. See Item 4.B. “Business Overview — Intellectual Property.”

Our service mark application for the exclusive use of our trade name “Gmarket” in the English and the Korean languages was rejected by the Korea Intellectual Property Office on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We appealed such finding with the Korean Intellectual Property Tribunal and are waiting to receive a final ruling. Although the final outcome is unclear at this time, if our applications for the service marks are not accepted, we may not have the exclusive right to such names under the Korean Trademark Act. Regardless of the outcome under the Korean Trademark Act, we are also considering protecting our trade name in the future through the Korean Unfair Competition Prevention and Trade Secret Protection Act by pursuing enjoinment actions against any third-parties that attempt to use our trade name on the basis that our trade name is well-known to the general public in Korea, however, no assurance can be given that we will ultimately prevail on the merits of such claim or that we will be able to protect or enforce all of our intellectual property rights adequately. Our inability to stop third parties from using our brand names may hurt our reputation, impede our ability to improve our brand name recognition and harm our business. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States, with North Korea in 2002 removing the seals and surveillance equipment from its Yangbyon nuclear power plant and evicting inspectors from the United Nations International Atomic Energy Agency and reportedly resuming activity at such plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty and, in February 2005, North Korea announced that it possessed nuclear weapons. Subsequently, on October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections and protests from the international community. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea.

In February 2007, the six parties consisting of Korea, North Korea, United States, China, Japan and Russia entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. In July 2007, North Korea announced that it closed its nuclear facilities, and it was reported that the United Nations inspectors have confirmed such closure, while a second team of United Nations experts arrived in North Korea to verify and monitor the shut down process. We cannot assure you that these recent events constitute a final resolution on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will not resume its nuclear program. In October 2007, a summit between the leaders of Korea and North Korea was held in North Korea. While such a summit is being welcomed as a sign of reduced tensions between the two Koreas, there is no assurance that it will lead to reduced tensions. Mr. Lee Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program.

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

Fluctuations in the exchange rate between the Won and the U.S Dollar will affect our results of operations in Dollars and the price of our ADSs.

Currently, all of our revenues and expenses are denominated in Won. Fluctuations in the exchange rate between the Won and the U.S. Dollar will affect our results of operations in U.S. Dollars and the price of our ADSs. Fluctuations in the exchange rate between the Won and the U.S. Dollar will also affect the amounts a registered holder or beneficial owner of ADSs will receive from the depositary in respect of dividends in U.S. Dollars. For historical exchange rate information, see Item 3.A. “Selected Financial Data — Exchange Rates.”

Your ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of your investment in our ADSs.

Under the terms of our deposit agreement with Citibank, N.A., holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the number of common shares initially deposited by us for the issuance of ADSs (including deposits in connection with the initial offering and all subsequent offerings of ADSs and stock dividends or other distributions relating to ADSs), such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement. We have consented to any such deposit which exceeds the number of common shares to be deposited by us as mentioned above, so long as such deposit would not violate our articles of incorporation or applicable Korean law.

Under the terms of the deposit agreement, no consent is required for the deposit of common shares obtained through a dividend, free distribution, rights offering or reclassification of such shares. In addition, we do not currently have any plans to list our common shares on any stock exchange or organized trading market in Korea, nor do we have any obligation to do so, and, as a result, if a holder surrenders ADSs and withdraws common shares, such holder may not be able to sell his shares, other than in a private transaction.

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

The transfer, sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Interpark Corporation, and its affiliates own approximately 36.7% of our ADSs. Yahoo! Inc., and its affiliates own approximately 10.1% of our ADSs. If any of our major shareholders, including Interpark Corporation or Yahoo! Inc., and their respective affiliates, decides to sell or transfer substantial amounts of our ADSs in the public market or if there is a perception of their intent to sell, the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs.

In February 2008, Microsoft announced its intention to purchase Yahoo! Inc. In May 2008, Microsoft announced that it would not be proceeding with its offer to takeover Yahoo! after Yahoo! rejected Microsoft’s offer. Although no other material public announcements have been made, Microsoft or another bidder may in the future seek to acquire Yahoo! Inc., which would result in such company owning 10.1% of our shares and thereby exerting control over us commensurate with a shareholder holding such percentage of ownership in us.

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

We are organized under the laws of Korea, and the majority of our directors and all of our executive officers reside in Korea. Also, all or a significant portion of our assets and the assets of such persons are located outside of the United States. It may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of GOODSDAQ, Ltd., and we commercially launched our e-commerce marketplace for sellers and buyers at such time. Our legal name was changed to Gmarket Inc. on April 10, 2004. In December 2004, DutchCo subscribed to our preferred stock. In June 2006, Yahoo! Korea purchased 10% of our then outstanding shares from DutchCo. We listed our ADSs on Nasdaq with an initial public offering price of US$15.25 per share of each common stock representing each ADS on June 28, 2006.

Our principal corporate offices are located at 9th floor, LIG Tower 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-912. Our telephone number is (82-2) 6277-6700. Our agent for service of process in the United States is CT Corporation System, located at 111 8th Avenue, New York, New York 10011. CT Corporation System’s telephone number is (206) 894-8940.

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

In February 2008, Microsoft announced its intention to purchase Yahoo! Inc. which, through Yahoo! Korea, currently owns 10.1% of our shares. Microsoft announced that it would not be proceeding with its offer to takeover Yahoo! after Yahoo! rejected Microsoft’s offer in May, 2008. Although no other material public announcements have been made, Microsoft or another bidder may in the future seek to acquire Yahoo! Inc., which would result in such company, including any current and prospective competitor, owning 10.1% of our shares and thereby exerting control over us commensurate with a shareholder holding such percentage of ownership in us.

Among our strategies for growth is expansion in overseas markets. We established a Japanese-language website at www.gmarket.co.jp on a trial basis in December 2007 and plan to officially launch a Japanese-language website that provides online shopping services during the second half of 2008. We are also interested in the Chinese and U.S. markets in the long term. As Korean culture, including Korean television programs and music, has become increasingly popular in China, we believe that much of the current traffic from China to our website come from individuals who are seeking Korean related information on the Internet. No assurance can be given such interest or traffic to our website will continue or whether we will be able to generate any revenue from our Japanese website or increased traffic to our website from China.

4.B.	Business Overview

We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. We derive our revenues primarily from transaction fees from sellers on the sale of products on our website as well as from advertising fees. Our e-commerce marketplace is located at www.gmarket.co.kr.

We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. For the year ended December 31, 2007, we had GMV of Won 3.25 trillion (US$3.47 billion) compared to an estimated total online retail sales in Korea of Won 15.77 trillion (US$16.85 billion) according to data from Korea National Statistical Office. From January 1, 2005 through December 31, 2007, our GMV has grown 73% per year on a compounded annual basis, reaching a GMV of Won 319.07 billion (US$340.96 million) for the month of December 2007. The number of registered users increased 25% during 2007 to 13.7 million at December 31, 2007 compared to 11.0 million at December 31, 2006.

We believe our rapid growth is attributable to our ability to facilitate interaction among a growing critical mass of buyers and sellers. We believe sellers, whether they are small businesses, online merchandisers, large manufacturers or individuals, are attracted to our website for our cost effective, end-to-end sales and marketing channel and access to a broad audience of buyers. Sellers are offered flexible listing options utilizing our five distinct trading platforms and other extensive services, including our proprietary Gmarket Sales Manager software program, or GSM program, training and customer support and delivery services. We believe buyers are attracted to our website as we provide an entertaining and secure shopping environment with over four million products currently available for sale in 37 product categories at competitive prices. Products and services listed for sale on our website include apparel and fashion accessories, computers and electronics, furniture and products for the home, food and child care products, and travel and leisure services. Most of our products are coupled with comprehensive product information, including pictures, product descriptions and customer reviews and commentary. In addition, our payment and delivery tracking systems provide buyers the assurance that their payment is secure and that the product will be delivered in a timely manner.

Our total revenues increased by 44.5% to Won 222.89 billion (US$238.18 million) in the year ended December 31, 2007 from Won 154.13 billion in the year ended December 31, 2006 and from Won 70.34 billion in the year ended December 31, 2005. We recorded a net income of Won 33.30 billion (US$35.59 million) in the year ended December 31, 2007 compared to a net income of Won 16.28 billion in 2006 and net income of Won 5.09 billion in 2005.

Our Industry and Opportunity

Korea is one of the most advanced countries in the world in terms of the percentage of Internet users and broadband Internet penetration rate. According to the National Internet Development Agency of Korea, the number of Internet users in Korea reached 34.8 million as of December 31, 2007, or approximately 72.8% of Korea’s total population aged six years or older. In addition, as of December 2007, Korea had one of the highest broadband Internet penetration rates among the member countries of the Organization for Economic Co-operation and Development, with approximately 29.3 broadband subscribers per 100 inhabitants. The popularity of the Internet and high broadband Internet penetration rate have allowed companies in Korea to generate revenues from a variety of services over the Internet, including e-commerce, online advertising, online gaming, video-on-demand and other multimedia entertainment services. We believe factors contributing to the commercialization of Internet services in Korea include the following:

•	high computer penetration in the household, workplace and Internet cafes;

•	high broadband Internet penetration rate, which permits richer user experience and provision of a broader range of services than is possible with slower, dial-up Internet connections;

•	secure Internet environment, including telecommunications networks and systems, which helps promote consumers’ confidence in online transactions;

•	advanced electronic or other payment systems, including credit card, bank transfer and mobile payment systems; and

•	the Korean government’s continued focus and support to improve the Internet and communications infrastructure.

The Internet has emerged as a popular medium for conducting commercial transactions in Korea, in particular for retail e-commerce transactions. The ability to reach a large number of customers at a relatively low cost has made retail e-commerce an attractive sales and marketing channel. According to the Korea National Statistical Office, there were 4,508 online shopping malls that constituted the retail e-commerce industry in Korea, accounting for a total GMV of approximately Won 15.8 trillion for the year ended December 31, 2007.

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

Products and Services Offered on Our Website

The number of products listed on our website and product groupings has grown significantly over the past several years. Products are broadly organized into six product groupings and increased to 37 product categories in 2007 from 30 product categories in 2006. Our top three product groupings as a percentage of 2007 GMV were computers and electronics 32.9%, clothing and accessories 32.2%, and food and child care products 13.0%, as compared to clothing and accessories 41.0%, computers and electronics 27.9%, and food and child care products 12.1% in 2006. The product groupings and product categories are as follows:

Computers/Electronics	Clothing/Accessories	Child Care/Food

•   computers/monitors/printers

•   PC related machines

•   mobile phones/accessories

•   large kitchen appliances/
televisions/air conditioners

•   consumer electronics/cooking appliances/home electronics/ audio electronics

•   digital cameras/mp3 players/
electronic games/electronic dictionaries

•   used products/out-of-season products
• women’s clothing/
undergarments

•   men’s clothing/suits/
undergarments

•   plus-size clothes/senior clothes

•   luxury goods/domestic brands/
overseas brands

•   women shoes/men shoes/
designer shoes

•   bags/wallets/accessories

• jewelry/watches/sunglasses	• diapers/powdered milk/hygienic bands

•   maternity and baby care products/baby carriages

•   baby clothes/shoes/bags

•   toys/educational kits/dolls

•   rice/fruits/meat/fish

• health foods/beverage/processed foods

Beauty/Sporting Goods/
Automobile Accessories	Furniture/Health/Living	Travel/Leisure

•   cosmetics/beauty products/weight management products

•   golf clubs/clothes/gear

•   skiing/mountain hiking/fishing/
camping gear

•   fitness/swim/leisure sports/
hobbies

•   sports clothes/shoes

•   automobile parts and accessories
• furniture/do-it-yourself furniture items

•   home/kitchen/storage/bath

•   bedroom furnishings/home decorations

•   health care/pets/musical instruments/adult health care products

•   office supplies/office products/
industrial supplies

•   flower deliveries/flowerpots/
	small decorative items	• books/music/DVDs • travel/hotel/air tickets • tickets/gift certificates/financial • digital voucher market • movies/comics/lessons/ magazines

We update our product groupings and categories from time to time and as new products and categories are added for sale on our website, in order to make the shopping experience more convenient and efficient. Categories added in 2007 include plus-size clothes/senior clothes and movies/comics/lessons/magazines. We also continue to refine our product categories, for example, by creating separate categories for popular items such as mobile phones/accessories, bags/wallets/accessories, and travel/hotel/airline tickets, which were previously included in broader categories. For our users’ convenience, we also offer updated groupings of products and services offered on our website by “new listings,” “most popular items” and “today’s specials.”

We introduced our Digital Voucher Market service during 2006, which allows service providers such as restaurants, beauty salons and health clinics, among others, to list and sell their services on our website in the form of digital vouchers to be redeemed by purchasers. During 2007, we improved our Digital Voucher Market service by including vouchers for movies, concerts and sporting events.

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

As of December 31, 2007, we had approximately 13.7 million registered users. We have a diverse base of registered sellers, consisting of small retailers, large merchandisers, other business sellers and individuals. We currently rank our registered sellers on a monthly basis into four levels: power, superior, normal and poor. Power and superior rankings are posted on our website. A seller is assigned a ranking depending on several factors such as the aggregate number of successful sales the seller has recorded with us since registration and during the immediately preceding month, the percentage of returned goods for reasons attributable to the seller’s non-performance or error, cancelled auctions and the achievement of minimum customer satisfaction levels.

Although we do not rank our buyers by purchase volume or frequency, we reward our repeat buyers by offering memberships in loyalty discount programs. We may grant discount coupons to registered users who accumulate loyalty points. We also offer to buyers membership to our “Zero Margin Club” which entitles buyers to purchase eligible products at a price less than that offered to non-members as we forego up to 3% of our transaction fees. Membership fees depend on the membership term.

Product Listing and Sale

Products are listed for sale on our website using our GSM program. Sellers choose from one of our 37 product categories and various subcategories to list their products. The sellers input information on the product, including descriptions and photographs and often provide hyperlinks to other websites. Sellers can elect to use one of our value-added services, such as banner and keyword search advertising, Star Shop or Seller’s Shop, for an additional fee. See “— Value-Added Services.” If sellers have any questions or technical issues, they are able to communicate with us directly online, call our customer service department or send us emails or instant messages. See “— Customer Service.”

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

In addition, to facilitate transactions between buyers and sellers, during October 2007, we launched a full service mobile platform whereby mobile users can browse and shop for all products available on the website. We provide the mobile commerce service through SK Telecom, KTF and LG Telecom.

Communication Between Buyers and Sellers

We believe that exchange of information and communication between buyers and sellers facilitate sales and create more satisfied customers of our online marketplace. We provide multiple ways for buyers and sellers to communicate with each other, as well as with Gmarket customer service representatives through our G-messenger Phone service. G-messenger Phone is an online based communication tool that allows buyers, sellers, and customer service to communicate through text chat, and starting in 2007, through voice and video as well. In 2007, we also added SMS functions to enable buyers and sellers to leave online messages and a conference function that enables buyers, sellers, and Gmarket customer service to communicate simultaneously. We also introduced a free VoIP service, which is a protocol enabling voice transmissions through the Internet for sellers through which they can speak to customers or their own employees in different locations. We plan to start charging a fee for our VoIP service from mid-2008, but have not currently determined a pricing plan or how we will charge and collect for such service.

Measures to Prevent Listing of Illegal or Prohibited Products

We filter all listings through a database containing certain words and phrases in an attempt to prevent the listing of illegal or prohibited products. Our filter is not completely successful and certain of these items may be listed. We conduct random searches to identify such listings, and any seller found to have listed such products is prohibited from listing with us in the future. See Item 3.D. “Risk Factors — The listing or sale by our users of pirated, counterfeit or illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.” We update our restricted word database from time to time to comply with the applicable legal and regulatory environment and requirements in addition to making updates based on our internal policy and industry practices. We conduct random checks of listed products to review the product descriptions for accuracy and confirm that the products themselves, or the sale of the products, do not violate applicable laws and regulations, including trademark and copyright laws.

In January 2008, we launched what we refer to as our “Brand Protection Program,” or BPP, together with 20 well-known domestic and international manufacturing brands. Under our existing policy, a seller would be blocked from listing or selling its products or services on our website after having been found and reported as selling counterfeit products on three occasions by a manufacturer or distributor, however, if a member company of BPP discovers a fake version of its product on our website and reports it to us, such retailer selling the fake goods will be immediately removed from our website and barred from operating an online shop in the future. The BPP will operate on a membership basis, and we expect more manufacturers will join the program in order to strengthen protection for their intellectual property rights.

Payment Processing

Buyers can elect to make payment for their purchases with a credit card or by direct electronic payment from their bank accounts. In May 2007, we also began offering mobile payment options. For the buyers electing mobile payment option, the cost of the buyers’ purchases are added to such buyers’ mobile phone bills and settled at the time the buyers pay their phone bills. The phone companies, after deducting a small processing fee, would correspondingly remit the payments to us. In the case of credit card payments, such transactions are processed through a secured gateway. All payments are paid directly to us, which we hold and distribute to the seller only upon confirmation that the sale has been completed, which is when the buyer receives the product. As a result, buyers who shop on our website are provided with the added security of knowing that they will be able to receive a refund as payment is transferred to the seller generally within seven to 30 days following delivery of the product to the buyer, depending on the seller’s ranking with us, with higher ranked sellers generally receiving payments sooner.

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

Nearly all of our users are located in Korea, which allows them to take advantage of Korea’s relatively advanced payment and delivery infrastructure. Most products are delivered within one to two business days after they are purchased, with international shipments taking longer. Our service quality management division monitors transactions from time to time to ensure delivery is conducted in a timely and efficient manner and to address any recurring problems. See “— Customer Service.” Product returns are facilitated through any delivery company or the post office, allowing buyers to return unwanted or defective goods. Buyers can call the delivery company or post office for pick up or request pick up directly on our website for certain delivery companies. Many delivery companies in Korea also maintain a webpage where buyers can make pick up requests. In some cases, delivery companies at the time of delivery include a return slip to facilitate easy returns. We provide an automated tracking system, which records the delivery date and facilitates the return process, as buyers have seven days within delivery to decide whether or not they will keep the product. Since 2006, we have been offering delivery of products to destinations outside of Korea and have upgraded our services to offer delivery tracking services outside of Korea. We provide overseas delivery services to 57 foreign countries via post office express mail service and small package service operated by various delivery and logistics companies.

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

Pricing

Our primary source of revenues consist of transaction fees paid by sellers upon completion of each sale, fees paid by sellers to upgrade basic listing placement to standard and premium listing which provide better placement in search results, and banner advertisement and keyword search fees from sellers as well as advertisement fees from non-sellers and membership fees for our Zero Margin Club paid by buyers. We do not currently charge any registration fees to register as a user.

We do not charge basic listing fees for sellers to list products on our website, except with respect to certain products under group buying and auctions. We charge transaction fees that range between 6 percent to 12 percent of the sale price, which is inclusive of any applicable value-added tax. We do not pass through credit card commissions to sellers. Also, transaction fees are effectively reduced by the use of coupons by buyers.

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

Customer Service

We believe proactive customer service is the most effective means of achieving user satisfaction, and our success to date has been due in part to our personalized customer service provided to our users. Our customer service is divided into three functions:

•	Customer service. The primary contact point for buyers with questions, concerns or complaints about our website, our services or any seller’s products or services. As of December 31, 2007, 500 customer service professionals were employed by our outsourced call center to respond to our buyers’ questions or complaints from 9 a.m. to 6 p.m. on weekdays and from 9 a.m. to 12 p.m. on Saturdays. The number of call center professionals we retain at the call center may vary from time to time, based on the then-current customer service demands from our users. We analyze e-mails and calls to identify and address common problems so we can improve the overall quality of our services and the customer experience.

•	Seller service and training. The primary contact point for sellers with questions or concerns about our services. We currently have over 48 professionals serving these functions. Upon registration, we assign a professional to each seller, who generally contacts that seller after the first listing or upon completion of the first sale. This person’s primary role is to educate the seller about the Gmarket systems, the retail e-commerce process and to assist the seller in their sales, marketing and promotion programs and strategies to increase customer loyalty. We help sellers establish policies and procedures for managing customer questions, as well as assist them with questions about specific inquiries from their customers. Additionally, as many of our sellers are new to the retail e-commerce industry, we offer extensive training, support and consulting services as they establish an online retail presence with us. We operate and offer to newly registered sellers a training program held three days a week at our offices, where our staff of four professionals gives instruction and training to help these sellers take full advantage of our services, all without charge.

•	Conflict management and quality assurance. We mediate disputes between a seller and a buyer. We believe one of our fundamental roles is to facilitate communications between sellers and buyers not only in the buy-sell relationship, but also after the sale has taken place. We believe by quickly engaging ourselves as an intermediary between the seller and buyer, we have been able to, in most cases, effectively resolve disputes, improving buyer loyalty and enhancing our reputation among buyers and sellers. Also, in an ongoing effort to create a more reliable and trustworthy website for our users, we introduced a stricter quality assurance program designed to filter out problematic sellers and products.

Marketing and Sales

Based on our analysis of our registered buyers as of December 31, 2007, approximately 55% of our registered buyers are women and approximately 68% of our registered buyers are in their 20s or 30s. We believe shoppers in this market segment are generally brand and quality conscious, while buying behaviors are driven by value and savings. As we believe sellers are best positioned to market their products effectively, we encourage sellers to take the initiative in promoting their products and to organize online and offline promotional events and sales events to attract buyers and increase frequency and volume of purchases, such as offering volume based coupons or free delivery. We also assist in the sellers’ promotional efforts. For example, we host from time to time, special promotional events where we offer various value-added services to buyers, including coupons, reduced delivery charges and prizes, to encourage shoppers to make a purchase.

We also market our website and services through various advertisements and promotional events. One of our successful marketing program is the on-going Fun Life Campaign, which was launched during the first quarter of 2007 and consists of various online and offline activities. For example, as part of the campaign, we organized an online tee-shirt design contest through which users uploaded their original designs and we selected the most popular tee-shirts to be sold on our website. We also organized offline activities such as a marathon and mountain climbing events, and entered into sponsorship agreement with SKY72, one of Korea’s largest golf course facilities, to hold a Gmarket-sponsored year-long amateur golf tournament.

In addition, we promote our website through various marketing programs, including the following:

•	Affiliate Programs. We participate in promotion events jointly with various high-traffic websites in Korea, including most of the major Internet portals such as Naver.com, Daum.net and Yahoo.co.kr. We believe these relationships raise our brand awareness and help attract users to our website. We will continue to seek to expand our relationships with such parties in the future.

•	Online Advertising. We purchase banner advertisements, keyword search advertisements and other forms of advertisements on various portals and other websites we believe are visited by Internet users who may be our potential users. Online advertisements generally provide a hyperlink that directs potential users to our website. We place online advertisements with many of the leading Internet portals in Korea, including Naver.com, Daum.net and Yahoo.co.kr.

•	Offline Advertising. Our offline advertisements have included nationwide advertising campaigns, including print, billboard and television advertisements designed to increase public awareness of our brand and to attract new users to our website. Our expenditures for offline advertisements have steadily grown, and we expect this type of advertisement to take on an increasingly important role in developing our brand image in the future.

•	Partnership Marketing Programs. We enter into co-marketing programs with various businesses in Korea. In 2007, we had co-marketing programs with (i) a number of major Korean Internet websites, including portal and game sites, (ii) one of the largest and most influential Korean talent agencies, (iii) media outlets such as broadcast television stations, daily sports newspapers as well as a major movie theater franchise (iv) a major electronics manufacturer in connection with its talent search contest, and (v) the Korean Baseball Organization.

In order to enhance buyer loyalty and increase purchase frequency and transaction volumes, we offer the following loyalty programs:

•	Gmarket Mileage. Registered buyers can earn Gmarket Miles by purchasing selected products. The selected products are seller promotions and the relevant seller bears the cost for issuing Gmarket Miles. Buyers can redeem Gmarket Miles in 10,000 mile increments for membership in our Zero Margin Club or for G Cash. All unused accumulated Gmarket Miles expire on the third anniversary after their issue date.

•	G Cash. G Cash is a form of electronic currency that buyers may earn through accumulating Gmarket Miles or purchase which may be used to pay for a variety of services on our website, including participation fees in random drawing auctions. Buyers may also elect to redeem G Cash into cash with one G Cash unit equal to one Won, in minimum denominations of Won 1,000.

•	Gmarket Stamps. Registered buyers may earn Gmarket Stamps through purchasing selected products, writing product reviews or by other means. We also award Gmarket Stamps through random drawings, among others. These stamps may be accumulated and redeemed for Gmarket Coupons. Also, these stamps can be used to pay for the right to place a bid in random drawing auctions.

•	Gmarket Coupons. Registered buyers accumulate coupons by trading-in Gmarket Stamps and by visiting the Gmarket Coupon page where we distribute coupons both on a random basis and as an incentive to buyers to participate in certain promotional events.

Our marketing functions are divided into two roles: one is to recognize and anticipate consumer trends and to attract sellers to our website, and the other is to manage our website and to develop our e-commerce marketplace community. We had 77 full-time employees performing marketing functions as of December 31, 2007.

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

During the month of December 2007, our technology systems:

•	handled, on average, 18.1 giga bits per second of system outbound traffic;

•	processed more than 150,000 web concurrent connections; and

•	processed more than 7 million search inquiries per day.

Our data security systems are multi-layered. All electronic transmissions of confidential information are encrypted, utilizing secure socket layer technology. Customer data is stored in databases which are only accessible to employees with special clearance and protected by an access control program. We employ various proprietary and third party software to protect confidential information stored in our databases.

We currently do not have a fully operational disaster recovery program or alternative providers of hosting services. Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, or KIDC, a data center operated by Dacom Corporation, and the Korean Internet Neutral Exchange operated by KINX Inc., both located in Seoul, and certain other equipment are located within our headquarters building. Although we currently archive our databases periodically, store our backup data at KIDC and maintain back-up systems, such systems are vulnerable to damage and no assurance can be given that such backups will be adequate to protect the data and other information or that we will be able to continue our business operations without a material delay or loss of data in the event of damage to our systems from natural disasters, fire, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events. We may experience a complete system shut-down if any of these events were to occur. To address these capacity and volume issues, we spent in the year ended December 31, 2007, approximately Won 7.10 billion (US$7.59 million) to purchase new network and system equipment, including servers, routers and other equipment. We are in the process of building a comprehensive disaster recovery program at a cost of approximately

Won 6 billion that is expected to, once completed, enable us to continue providing the full range of e-commerce services that we usually offer in the event of a disaster, including a fatal failure of critical systems such as the network backbone, database systems or the data center itself. We expect the program will be operational sometime in mid-2008. However, no assurance can be made that such program will offer sufficient protection against system failure and we may still need to continue making investments to install additional servers, create back-up systems and maintain our disaster recovery program as necessary. Further, we do not carry natural disaster or business interruption insurance to compensate for losses that could occur and any network or system failure, including as a result of us not having a disaster recovery program, could have a material adverse effect on our business, financial condition and results of operation. See Item 3.D. “Risk Factors — We currently do not have a fully operational disaster recovery program or alternative providers of hosting services and do not carry natural disaster or business interruption insurance. Any disaster due to accidents, human errors or other events could have a material adverse effect on our ability to provide uninterrupted services and protect our backup data and other information, and on our business, financial condition and results of operation.”

Our key ongoing technology initiatives are to implement technology programs that will:

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

Competition

Our competition is currently largely made up of established e-commerce marketplaces operated by large, well-financed companies some with better brand recognition than us. Our major competitors include, Auction.co.kr, an e-commerce marketplace operated by Internet Auction Co., Ltd., a wholly-owned subsidiary of eBay Inc.; CJ Home Shopping, a subsidiary of a well-known Korean food and entertainment conglomerate; online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com; and GS Home Shopping, which operates two online retail websites and recently expanded by acquiring 30% of d&shop Co., Ltd., and its e-commerce marketplace subsidiary, Daum Onket. Interpark Corporation, our largest shareholder, also competes with us.

In addition, as the barriers to entry for Internet-related businesses are relatively low, there are also many new entrants and potential entrants into the e-commerce industry from traditional and non-traditional retailers, including Internet portals, telecom operators and cable service providers. For example, SK Telecom Co., Korea’s leading mobile phone company in terms of market share based on subscribers and revenue, entered the e-commerce market in February 2008 by launching its new e-commerce website. Further, emerging technologies, including mobile commerce, Internet Protocol Television (IPTV), Digital Multimedia Broadcasting (DMB), among others, may allow other competitors to indirectly compete with us in the future.

While we believe our business may be negatively effected by our established competitors, many of whom have significantly greater financial and managerial resources than we do, as well as by aggressive growth strategies of new entrants to the market, we may be restricted from effectively responding to such competition as a result of being determined to be a “market dominant player” by the KFTC which may have a negative impact on how effectively we are able to respond to growing competition. See Item 3.D. “Risk Factors — We operate in an very competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can charge for our services thereby materially and adversely affecting our business prospects, financial position and results of operations.”

Intellectual Property

We believe our intellectual property, particularly our trademarks, service marks and patents, are important to our present and future success. We rely on a combination of intellectual property laws and contractual restrictions to protect our proprietary rights, know-how, information and technology. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and www.gmarket.com, and have secured the rights to use 50 other variations of our domain names for a number of other markets, including Japan, China, Taiwan, India, France, Italy and Mexico. Our service mark application for the exclusive use of our trade name “Gmarket” in the English and the Korean languages was rejected by the Korea Intellectual Property Office on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We appealed such finding with the Korean Intellectual Property Tribunal and are waiting to receive a final ruling, but no assurance can be given that we will ultimately prevail on the merits and if our application for the service mark is rejected we may not have the exclusive right to use our name in Korea. See Item 3.D. “Risk Factors — We rely on intellectual property right protection for our trademarks, service marks and other intellectual property rights and if such rights are not adequately protected, we may not be able to successfully build our brand.” and Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceeding.”

We have also obtained fourteen business model patents in Korea, including patents on random drawing auction system and method based on entrance fee profit model, online shopping and advertisement system and method using drawing auction system for customer attraction, method and system for conducting exchange driven Internet commercial transactions for goods by multiple buyers and multiple sellers, probability auction method and system using computer communication network, apparatus and method for products information contents listing and trading system on the e-marketplace, system and method for offering/operating seller’s online shopping store in e-marketplace and others. In addition, we rely on several different types of contractual arrangements, including agreements for non-disclosure, non-competition and invention assignments, to protect our proprietary rights in products and services, including with our employees. Despite our efforts to protect our proprietary information however, third parties may be able to obtain and use our proprietary information without authorization or to develop similar technology independently.

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

Seasonality

We have been achieving significant growth in our business in the past four years. The fourth quarter of each year is generally our strongest quarter in terms of both GMV and revenues, similar to that of other retailers in Korea, which generally have higher sales volume in the fourth quarter of each year.

Our results of operations may occasionally be impacted by other factors such as unseasonably hot weather or warm winters which delay purchases of higher margin fall or winter clothing or occurrence of extended holiday periods in which reduced shopping occurs. For example, we believe our third quarter 2007 results of operations were adversely affected by the unseasonably hot weather that extended well into September and Chuseok, which is a major annual holiday in Korea that lasts for three days. As the three days of Chuseok fell on Monday, September 24, through Wednesday, September 26 in 2007, many Koreans took five to nine day holidays by taking the weekend off or extending their holiday for the rest of the week, which led to a reduced total number of shopping days in the third quarter. We believe that the extended Chuseok holiday period affected our sales in that many of our customers who would have otherwise spent time shopping on our website instead were away on vacation. Our orders were also not as high the week preceding Chuseok because, we believe, customers did not expect to be able to receive their packages during the holiday. Advertising revenue also declined during the Chuseok holiday period because sellers knew that their advertisements would reach less of their target audiences and be less effective during this time. After the Chuseok holiday, GMV rebounded strongly to a level higher than the level before Chuseok. In 2008, two out of the three days of Chuseok will take place on Saturday and Sunday, so we do not expect our third quarter 2008 results of operations to be impacted by Chuseok to the same degree as our third quarter 2007 financial results.

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

Under the E-Commerce Consumer Protection Act, a business seeking to engage in distance selling must comply with the following legal requirements:

•	The distance selling trader must report, among others, its trade name, the name of the representative, its address, telephone number, e-mail address, Internet domain name, and the location of its server to the city (si) government, the county (gun) office, or the district (gu) office. The distance selling trader must report any changes in the report within 15 days from the date the change occurred;

•	The distance selling trader must provide its customers with documents relating to basic descriptions of the transactions in advance, including documents stating (i) details of sellers and suppliers, (ii) name, type and details of the products being sold, (iii) price, payment time and method, (iv) time and method of delivery, (v) method of withdrawal of the order, deadline for termination of the contract and consequences of such termination, (vi) conditions and process regarding return, refund, exchange and guarantees, (vii) customer service policies relating to disputes with customers and (viii) standard terms and conditions for the transaction. Such documents may be replaced by an electronic message, if a consent from the customer is obtained;

•	The distance selling trader must notify minors (who are individuals under the age of 20) that such minor or his or her legal representative may rescind any contract between the distance selling trader and the minor, if the minor’s legal representative does not consent to the contract;

•	The distance selling trader must take action to deliver to the consumer the product that the consumer ordered within seven days from the date of order. If the consumer pays all or part of the product’s price in advance, the distance selling trader must take action to deliver the product within three business days from the date of payment. If the distance selling trader becomes aware of any problem in delivering the product ordered, it must promptly notify the consumer, and in case of advance payment, must refund, or take measures necessary to refund, the amount paid by the consumer within three business days from the date of payment;

•	Subject to certain exceptions, a consumer may cancel an order and/or return the goods ordered within seven days from the date of the contract for the purchase of goods, or seven days from the supply or commencement of supply of the goods, whichever is later. This period may be extended in certain circumstances, such as if certain information appearing in advertisements or the contract is inaccurate. The distance selling trader has the burden of proving that the damage of the goods purchased is attributable to the consumer; and

•	Upon cancellation of the purchase and return of the goods by the consumer, the distance selling trader must in principle return the purchase price within three business days. If the goods are returned without cause, the consumer must bear the delivery expenses. If the cause of the return of goods is attributable to the distance selling trader, then the distance selling trader must bear the delivery expenses.

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

Under the E-Commerce Consumer Protection Act, the purchaser who pays in advance can choose, for any purchases (other than credit card purchases) that exceed Won 100,000, to either deposit the purchase price directly to a third party designated by a Presidential Decree in an escrow, or the purchaser may avail itself of insurance purchased by the distance selling trader to protect against any loss of such payment of purchase price prior to such purchaser’s receipt of the purchased product or services. In order to qualify as a designated third party under the Presidential Decree of the E-Commerce Consumer Seller Protection Act and represent ourselves as such third party, we deposited three billion Won with Hana Bank in April 2006 to guarantee the payment deposited by purchasers and became a designated third party. We deposited an additional two billion Won with Hana Bank in March 2008 due to the increase in amounts payable to sellers.

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

Telecommunications Business Act

The Telecommunications Business Act classifies telecommunications service providers into three categories: a network service provider, a specific service provider and a value-added service provider. As an operator of an online marketplace, we are classified as both a specific service provider and a value-added service provider under the Telecommunications Business Act. Specific service providers must register with the Broadcasting and Communication Commission and provide any updates to registration and value-added service providers must file reports with the Broadcasting and Communication Commission and must report any changes to the filed report in advance. In particular, specific service providers and value-added service providers must notify users of any suspension or closure of all or part of their business and report such events to the Broadcasting and Communication Commission at least 30 days in advance. The Broadcasting and Communication Commission may order business closure or business suspension for up to one year for a breach of the Telecommunications Business Act by any specific service provider or value-added service provider.

Information Communication Network Act

The Information Communication Network Act requires online service providers to protect consumer information maintained by such service providers. In addition, the Broadcasting and Communication Commission’s Rules for Private Information Protection requires online service providers to formulate and publish their private information protection policies on their websites.

When gathering private information, online service providers must disclose the purpose and use of the information gathered, and in case such information is provided to a third party, the name, business, contact information, purpose of providing such information, its content to the user, and the period during which the third party will hold and use such information, and obtain the user’s consent to the foregoing. Also, the online service provider may only gather the minimum necessary information directly related to the service it provides. Any use or disclosure of information to a third party beyond the scope notified to the user or agreed in a contract with the user requires the user’s consent. Exceptions to the consent requirement are (i) disclosure for settlement of service charges, (ii) disclosure in order to provide the contracted services under the information and communication services contract, where it is significantly difficult to obtain the user’s consent due to economic or technical reasons, or (iii) disclosure as required by applicable laws and regulations. Using or receiving private information beyond the scope notified to the user or as set forth in the contract or providing private information to a third party may be punishable by imprisonment of up to five years or a penalty of up to Won 50 million.

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

After the online service provider has achieved its purpose of collecting or receiving private information or after the period during which the third party was allowed to hold and use such information has expired, subject to the Act’s requirement for retention of certain information on contracts, sales, consumer complaints, among others, the online service provider must immediately destroy the private information.

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

A user may claim damages against an online service provider for the harm suffered as a result of the online service provider’s breach of the requirement to protect private information under such Act. The online service provider must prove that such harm was not due to the willful or negligent act of the online service provider. In addition, to the extent such information has become public, the online service provider must remove or delete such information and provide for the possibility of posting a counter argument.

Electronic Financial Transaction Act

On January 1, 2007, a new law titled the Electronic Financial Transaction Act, or EFTA, became effective to regulate electronic financial transactions. This law requires any person wishing to engage in the business of electronic finance to satisfy certain requirements and obtain a license from, or register with, the Financial Services Commission, or FSC, depending on the type of services. Persons already engaged in the business of electronic finance must obtain a license or register with the FSC within three to six months from the effective date of the EFTA, depending on the type of services in which such person is engaged.

In accordance with the requirements under the EFTA, we registered our electronic advance payment issuance service, electronic payment settlement service, and payment escrow services with the FSC on June 29, 2007. Therefore, we became an “electronic financial service provider” under such Act and must comply with the requirements of such Act, including:

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

Laws Relating to Tax Benefits

Under the Special Tax Treatment Control Law of Korea, a certified venture company may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for the subsequent three years (or five years for any designated venture companies certified by the SMBA before January 1, 2004), if (a) the company is certified by the SMBA as a “designated venture company” within two years from its incorporation and continues to satisfy certain requirements, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.

We were certified by the SMBA as a “designated venture company” in March 2001, and after the renewal of certification, our certification is valid until June 2008, after which we will not be able to renew this certification. As part of our annual tax return process with the Korea National Tax Service, or NTS, we reported our business classification in line with our business registration statement, as an eligible business falling under one of the categories of “Tax Benefit Business” under the Special Treatment Control Law. To date, we have not received any objections from the NTS regarding our claim of such tax benefit. Notwithstanding our continued belief that we qualified for such tax benefit and the lack of objections from the NTS regarding our prior tax returns thus far, in the event that the NTS audits us and determines that we were, in fact, not entitled to such tax benefit, we may be required to pay back-taxes in the amount applicable to such claimed deduction and statutory interest. From January 1, 2008, we are entitled under the Special Tax Treatment Control Law of Korea to a reduced tax rate of 24.75% for taxable income directly generated from operations, which is 90% of the statutory tax rate. This reduced rate is currently effective until December 31, 2008, however, we expect that it will continue to be effective until December 31, 2009, subject to the renewal of the Special Tax Treatment Control Law in 2009.

In addition, pursuant to the Special Tax Treatment Control Law, a company is generally eligible for a 40% (or 50% for certain qualified expenditures) tax credit in the amount of the excess of expenditures relating to technology development and human resources in the relevant year subject to the tax credit over the average of the expenditures relating to technology development and human resources during the previous four-year period. Small and medium-sized companies may elect to obtain a tax credit in the amount which is either (i) 50% of the difference between (A) expenditures relating to technology development and human resources in the relevant year subject to the tax credit and (B) average of the expenditures relating to technology development and human resources for the previous four-year period or (ii) 15% of the expenditures relating to technology development and human resources in the relevant year subject to the tax credit. Under the Special Tax Treatment Control Law, the tax credit will be granted for the fiscal year ended on or before December 31, 2009, and it is uncertain whether the Korean government will extend the period for such tax credit. We established a research and development division in July 2002. We filed tax returns, together with documents supporting our expenditures relating to technology development and human resources, with the tax authorities for fiscal years 2005, 2006 and 2007. If the NTS determines that these expenditures are not related to technology development and human resources subject to the tax credit, we may not be entitled to the relevant tax credit and may be required to pay back-taxes and statutory interest.

Pursuant to the amended Presidential Decree of the Value Added Tax Act, which went into effect on July 1, 2007, we are required to act as a designated tax agent for sellers who do not otherwise possess a tax identification number issued by the NTS and facilitate the collection of value-added taxes on behalf of such sellers from buyers who purchase such sellers’ products or services on our website. Any of our sellers may designate us as their tax agent and delegate to us the handling of various matters related to value-added tax, such as registering tax identification number, filing taxes or making tax payments, among others; provided, that, (i) such seller has sold taxable products or services through our website on ten or more occasions during the first half or the second half of any calendar year, which constitutes the taxable period, (ii) the value of such products or services of such seller sold on our website for any said taxable period is between Won 6 million and Won 12 million and (iii) such seller does not have a place of business operated by the seller itself or a registered tax identification number. We are required to provide a list of all the sellers that meet the foregoing three criteria to the NTS.

For sellers who have designated us as their tax agent, their initial registration identification number on our website is regarded as their tax identification number, and we handle all of their value-added tax matters on their behalf. For sellers with sales volume over Won 12 million for any taxable period, we are required to instruct them to register for a tax identification number with the NTS and instruct them to pay their value-added taxes themselves. Further, in accordance with the amended Presidential Decree of the Value Added Tax Act, from July 1, 2007 we issue tax invoices instead of receipts to sellers for the fees they pay us to use our website.

In its announcement dated June 27, 2007, the NTS, announced that from July 1, 2007, value added common carriers or VACCs, such as us, were permitted to issue cash receipts to buyers on behalf of the sellers who sell on shopping malls or open markets operated by the VACCs.

Monopoly Regulation and Fair Trade Act

According to the Korean Monopoly Regulation and Fair Trade Act, or MRFTA, a business enterprise which is in a dominant market position to determine, maintain or change the price, quantity, quality or other conditions of transaction may be determined to be a “market dominant player” by the Korean Fair Trade Commission based on various factors, such as its market share, existing market entry barriers, size of competitors among others. Once a company is determined to be a “market dominant player,” it may not engage in certain acts that are categorized as “abusive,” including:

•	unreasonably deciding on, maintaining or changing the prices of commodities or services;

•	unreasonably controlling the sale of commodities or provision of services;

•	unreasonably interfering with the business activities of other companies;

•	unreasonably impeding the participation of new competitors; and

•	unfairly excluding competitive enterprises, or enterprises which may significantly harm consumer interests.

If a “market dominant player” is found to be engaging in “abusive” acts, the KFTC may order it to take certain corrective measures, such as reduce its prices, discontinue such acts, publicize its corrective measures, as well as impose a fine up to 3 percent of its revenues. It may also be subject to criminal penalties, such as imprisonment up to three years or a fine up to Won 200 million.

In November 2007, the KFTC determined that we are a “market dominant player” and imposed an administrative fine in the amount of Won 135 million for committing unfair trade practices as a “market dominant player.” We paid the fine and are in the process of contesting the KFTC’s determination that we are a “market dominant player” to the Seoul Administrative Court. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

4.C.	Organizational Structure

Not applicable.

4.D.	Property, Plants and Equipment

As of December 31, 2007, our property and equipment mainly consist of approximately 70% network servers, 22% software and 8% personal computers. As of December 31, 2007, the net book value of our property and equipment was Won 23.58 billion (US$25.19 million). Because our main business is to provide an e-commerce marketplace, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Our corporate headquarters are located in approximately 5,709 square meters of office space located at LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912 Korea under two leases which expire February 29, 2009 and are renewable for subsequent one-year terms. We also lease approximately 5,418 square meters of office space in Fine Tower, Yeoksam-Dong, Gangnam-Gu, Seoul 135-935 Korea, under two leases which expire on October 20, 2008 and are renewable for subsequent one year terms. We plan to renew the leases on October 20, 2008 for an additional one-year term. Our servers and other technology infrastructure are located in approximately 212 square meters of leased space located in the KIDC Building, Nonhyun-Dong 261-1, Gangnam-Gu, Seoul, Korea, approximately 23 square meters of leased space located in the KIDC Building, Seocho-Dong, Seocho-Gu, Seoul, Korea, and approximately six square meters of leased space located in KINX Building, Dogok-Dong, Gangnam-Gu, Seoul, Korea. Our Japanese branch office is located in approximately 238 square meters of office space in Kamiyacho Prime-Place Bldg. 9F, 4-1-17, Toranomon, Minato-ku, Tokyo under a lease that expires on November 30, 2009.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our financial statements and the related notes which appear elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with the U.S. generally accepted accounting principles, or U.S. GAAP. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.

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

Overview

We are a leading retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. We believe our e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities, to a large number of potential buyers in a convenient, cost effective and secure manner. We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on our gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. Our e-commerce marketplace is located at www.gmarket.co.kr.

•	Until the third quarter of 2003, we operated as an online retailer, selling products from our inventory, and as an e-commerce marketplace, where various sellers could list and sell their products. In the third quarter of 2003, we began transitioning exclusively to an e-commerce marketplace. By December 31, 2004, we sold all of our inventory and since then, have been generating revenues exclusively from our e-commerce marketplace. We currently derive substantially all of our revenues from transaction fees on the sale of products on our website, as well as standard and premium listing, banner advertisement and keyword search fees.

In the past several years, we have experienced significant growth in the number of registered users and the variety of goods sold on our website and GMV as well as increase in competition as the retail e-commerce industry continued to grow. Some of the major factors and trends which have affected our results of operations include:

•	a widening acceptance of the use of the Internet to purchase goods in Korea;

•	improving Internet and delivery network infrastructure in Korea;

•	increasing competition from established e-commerce marketplaces and new entrants to the market; and

•	evolving technology and sophisticated customer demands.

We believe that we are well positioned to take advantage of the growth of the retail e-commerce industry in Korea. However, we face a number of challenges in growing our business including increased competition as the retail e-commerce industry continues to grow. We must continue to implement key strategic initiatives and service developments to attract users to our website and develop and provide, on a timely basis, services that gain market acceptance to continue to be competitive. Our management team continually strives to develop and introduce new and innovative services which we offer on competitive terms. We also seek to continue to increase our brand awareness through our online and offline marketing strategies.

Our revenues for the year ended December 31, 2007, 2006 and 2005 were Won 222.89 billion (US$238.18 million), Won 154.13 billion and Won 70.34 billion, respectively. Our net income for the year ended December 31, 2007, 2006 and 2005 were Won 33.30 billion (US$35.59 million), Won 16.28 billion and Won 5.09 billion, respectively.

Revenues

Our revenues from transaction fees on the sale of products on our website, represented 58.4%, 64.4%, and 80.7% of our total revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Our advertising and other revenues, including standard and premium listing, banner advertisement, keyword search fees, non-seller advertisement, membership fees for our Zero Margin Club and delivery services that we receive from buyers, represented 41.6%, 35.6%, and 19.3% of our total revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

Cost of revenues

Our cost of revenues consists principally of the following:

•	Credit card commissions and bank charges. Fees paid to credit card issuers and banks and other parties for banking and funds transfer services in connection with processing sales transactions;

•	Click-through fees. Fees paid to Internet portals, other websites for referrals of buyers who make a purchase on our website and the referral fees paid to advertising agencies; and

•	Other costs. Other costs of revenues include:

•	Network and systems maintenance fees. Fees paid to leased-line providers for use of network bandwidth capacity; fees paid to data center providers for data hosting and technology systems maintenance; fees paid to security and firewall providers and fees paid to telecommunications providers for sending text messages to buyers’ mobile phones to confirm the purchase and shipment of products;

•	Salaries and other compensation expenses. Salaries, employee benefits, severance benefits and stock-based compensation expenses attributable to the generation of revenues; and

•	Miscellaneous costs. Costs relating to sales transactions, including depreciation of our servers and other information technology systems used to generate revenue, including to process sales transactions, delivery services and donation shopping.

Sales and marketing expenses

Our sales and marketing expenses consist of both online and traditional advertising expenses, outsourced call center costs, and other costs, including promotion costs and salaries and other compensation expenses related to our marketing personnel.

General and administrative expenses

Our general and administrative expenses consist of salaries and other compensation expenses related to our administrative and research and development personnel, and other costs, including professional fees and building lease payments. Our general and administrative expenses increased upon the completion of our listing on Nasdaq, in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act and other costs associated with being a public company in the United States. See Item 3.D. “Risk Factors — We incur increased costs as a result of being a public company in the United States.”

Interest income

We earn interest income from local financial institutions for deposits of cash and cash equivalents, cash on deposit, restricted cash, financial instruments and a held-to-maturity corporate bond.

Income tax

For the years ended December 31, 2006 and 2007, we had operating income and generated taxable income. As we had utilized all available loss-carryforwards in 2004 and 2005, we recorded income tax expenses of Won 3.29 billion and Won 2.42 billion (US$2.59 million) at December 31, 2006 and 2007 respectively. For the year ended December 31, 2005, we had operating income and generated taxable income. As we had available loss-carryforwards of Won 3.19 billion at December 31, 2004, such amounts were utilized in 2005 to offset taxes we would otherwise have had to pay. In 2005, we recorded income tax benefits of Won 0.13 billion due to deferred income tax asset of Won 0.25 billion at the year ended December 31, 2005 and had available investment tax credit carryforwards of Won 0.09 billion at December 31, 2005.

The statutory tax rate applicable to us was 27.5% in 2005, 2006 and 2007. However, we believe that we were entitled to a reduction in the statutory tax rate to 13.75% in 2005, 2006 and 2007, as we believe that we qualify under one of the categories of businesses for the Tax-Benefit Businesses as defined under the Special Tax Treatment Control Law. We have filed our tax returns for the 2007 fiscal year on such basis. From January 1, 2008, we are entitled under the Special Tax Treatment Control Law of Korea to a reduced tax rate of 24.75% for taxable income directly generated from operations, which is 90% of the statutory tax rate. This reduced rate is currently effective until December 31, 2008, however, we expect that it will continue to be effective until December 31, 2009, subject to the renewal of the Special Tax Treatment Control Law in 2009. We do not expect to qualify for such reduced taxes subsequent to December 31, 2009 and expect to pay the applicable statutory tax rate in 2010, which is currently 27.5%. See Item 4.A. “Business Overview — Laws and Regulations — Laws Relating to Tax Benefits.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements and the notes thereto, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also the application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

Our revenues are derived from fees associated with completed transactions on our website, standard and premium listings, banner advertisement and keyword search, non-seller advertisement, membership programs and delivery services. Revenues from transaction fees are derived from commissions paid by sellers. Revenues from advertising are derived from the sale of online banners, premium listings and keyword searches to sellers and sale of advertisements to non-sellers. Other revenues are derived from membership program fees and delivery service charges, among others.

Transaction fees

Our commission is calculated as a percentage of the GMV of each transaction, and we record revenues from transaction fees net of our estimate of return allowances and sales incentives.

Our standard transaction terms allow buyers to return goods to sellers within a seven-day period from the delivery date. If goods are returned during the return period, we generally refund all of the purchase price. Accordingly, we record an estimated reserve for refunds, based on our historical experience, as a reduction of revenues from transaction fees. We have elected to apply the above policy for our transaction fees using an analogy to the guidance in SFAS No. 48, Revenue Recognition When Right of Return Exists. We satisfy the criteria in SFAS No. 48 as our commission fee is fixed at the outset, the buyers and sellers of goods have economic substance apart from us, we do not have any significant obligations for future performance once the buyer’s payment is confirmed and we can reasonably estimate the amount of future refunds based on our historical experience. As the buyer has only seven days from delivery date to return goods, we are able to compare our estimated refund returns to the actual amount of returns at the end of each period.

Advertising and others

Listing, advertising and membership fee revenues are recognized ratably over the term of the listing period, advertising contract term and membership period, respectively. In general, listing periods range from one day to one month, advertising contracts have a term of one day to one month and membership periods are either three months or twelve months.

Loyalty programs

Registered buyers may earn loyalty points, or Gmarket Miles, by purchasing eligible products. Once a registered buyer has accumulated more than 10,000 miles, the buyer may convert those miles into G Cash, which in turn is convertible into cash, which can be used to purchase goods and services on our website. The mileage program reserve calculation incorporates judgments and assumptions regarding expected customer earnings and redemption patterns and is based on specific historical experience. Effective July 2007, we changed the terms of our mileage program so that all unused accumulated miles will expire on their third anniversary. As mileage can ultimately be redeemed for cash, we record, in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a reseller of the Vendor’s Products), as a reduction of revenues from transaction fees, a loyalty program reserve, which is an estimate of the cash value of the miles that will ultimately be redeemed, at each period end.

We account for discount coupons and stamps as sales incentives in accordance with EITF 01-9. Accordingly, we recognize the cost of these sales incentives at the later of the date at which the related revenue is recognized by us, or the date at which the sales incentive is offered. We classify the cost of the sales incentives as a reduction of revenue. Discount coupons can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. Stamps are mainly used to enter events where the buyer has a chance of winning a discount coupon or other prizes. A reserve is recorded on our balance sheet until the coupons or stamps are used in a purchase transaction or until the sales incentive expires. The reserve is measured based on our best estimate of the fair value associated with utilization of the coupons and stamps. An important factor used in the estimate for the stamp reserve is the amount per stamp that we receive from sellers for stamps issued by sellers to buyers. In cases where a buyer earns a stamp as a result of a purchase transaction and then successfully converts this stamp into a coupon, the related reserve in respect of the stamp is released and a reserve is created in respect of the discount coupon.

Accounting for stock-based compensation

On January 1, 2006, we adopted FAS 123(R) Share-Based Payment, which requires a fair value measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors. Under the fair value method, stock-based compensation costs are measured at the date of grant based on the fair value of the award and recognized over the service period on a straight-line basis. The determination of fair value of the award at the date of grant using the Black-Scholes model requires estimates about our expected dividend yield, expected risk free interest rate, expected volatility, expected life and the fair value of our common shares on the date of grant.

All stock options granted as of December 31, 2006 were granted prior to our initial public offering on Nasdaq, therefore, we have used an independent appraisal firm to assist us with the valuation of our common shares and our stock options at each date of grant. The determination of the fair value of our common shares on each date of grant was a two step process: first, it was necessary to calculate a deemed business enterprise value for us, and second, it was necessary to calculate an estimated fair value of our common shares on a non-marketable, minority basis. The business enterprise value was determined based on an income approach, using the discounted cash flow method and an estimated weighted average cost of capital, utilizing a venture capital rate of return. Then, for benchmarking purposes only, implied revenue multiples were calculated based on the value determined under the income approach, and compared to the revenue multiples of comparable companies. The estimated fair value of our common shares was calculated using an option pricing model, using the business enterprise value, an estimated volatility, a time to liquidation and a risk free interest rate.

Determination of the fair value of our common shares involves complex and subjective judgments regarding projected financial and results of operations, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different.

Calculation of the stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and the pre-vesting option forfeiture rate. We estimate the expected life of options granted based on historical exercise patterns, which we believe are representative of future behavior. It was not practicable to calculate the expected volatility of our share price before ADSs were listed on Nasdaq. Therefore, for the stock options granted prior to listing, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed would be indicators of its future stock price volatility, after consideration of their size, stage of lifecycle, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated. For stock options granted during 2007 we estimated the volatility of our common stock on the date of grant based on the historical volatility of our ADSs listed on Nasdaq, also considering expected volatility based on market value data of a group of publicly traded companies. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised, and cancelled. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See note 15 “Stock Option Grants” in the financial statements included in Item 18 for additional information.

Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 went into effect on January 1, 2008 and the adoption of SFAS No. 159 did not have a material impact on our financial position, results of operations or cash flows.

In June 2007, EITF reached a consensus on an issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”), that would require realized income tax benefits from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options to be recognized as an increase to additional paid-in capital. In addition, EITF 06-11 would require that dividends on equity-classified share-based payment awards be reallocated between retained earnings (for awards expected to vest) and compensation cost (for awards not expected to vest) each reporting period to reflect current forfeiture estimates. For the Company, EITF 06-11 must be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning January 1, 2008, as well as interim periods within those fiscal years. Early application would be permitted as of the beginning of a fiscal year for which interim or annual financial statements have not yet been issued. The adoption of EITF 06-11 did not have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling (minority) interests in an acquiree, and any goodwill acquired in a business combination or gain recognized from a bargain purchase. For the Company, SFAS No. 141(R) must be applied prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The impact to the Company of applying SFAS No. 141(R) for periods subsequent to implementation will be dependent upon the nature of any transactions within the scope of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For the Company, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. The adoption of SFAS No. 160 does not have a material impact on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact of adopting this standard.

Results of Operations

Our business has grown rapidly since we commenced operations in 2000, particularly in the past four years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

2007 compared to 2006

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years ended December 31, 2007 and 2006.

	Year Ended	Percentage	Year Ended	Percentage
	December 31,	of	December 31,	of	Percentage
	2007	Revenues	2006	Revenues	Increase
	(In billions of Korean won, other than percentages)

Total revenues	222.89	100.0%	154.13	100.0%	44.6%
Cost of revenues	(119.67)	53.7%	(78.95)	51.2%	51.6%
Sales and marketing	(52.47)	23.5%	(46.43)	30.1%	13.0%
General and administrative	(24.27)	10.9%	(14.57)	9.5%	66.5%

Operating income	26.48	11.9%	14.18	9.2%	86.8%
Other income, net	9.24	4.1%	5.39	3.5%	71.4%

Income before income tax expenses	35.72	16.0%	19.57	12.7%	82.5%
Income tax expenses	2.42	1.1%	3.29	2.1%	(26.4)%

Net income	33.30	14.9%	16.28	10.6%	104.6%

Revenues.  Our total revenues increased by 44.6% to Won 222.89 billion (US$238.18 million) in the year ended December 31, 2007 from Won 154.13 billion in the year ended December 31, 2006. This increase was primarily due to:

•	a 31.0% increase in transaction fee revenues to Won 130.01 billion (US$138.93 million) in the year ended December 31, 2007 from Won 99.25 billion in the year ended December 31, 2006, primarily due to a 43% increase in GMV to Won 3,248.66 billion (US$3,471.53 million) for the year ended December 31, 2007 from Won 2,268.20 billion for the year ended December 31, 2006; and

•	a 69.2% increase in advertising and other revenues to Won 92.88 billion (US$99.25 million) in the year ended December 31, 2007 from Won 54.88 billion in the year ended December 31, 2006, primarily as a result of an increase in revenues from standard and premium listing and seller advertisement.

Standard and premium listing revenues increased by 51.6% to Won 32.9 billion in the year ended December 31, 2007 from Won 21.7 billion in the year ended December 31, 2006. Seller advertisement revenues including banner and keyword search increased by 117.1% to Won 41.9 billion in the year ended December 31, 2007 from Won 19.3 billion in the year ended December 31, 2006. Non-seller advertisement revenues increased by 15.8% to Won 8.8 billion in the year ended December 31, 2007 from Won 7.6 billion in the year ended December 31, 2006. These increases were driven by the addition of approximately 2.7 million new sellers and buyers during 2007 allowing us to reach a total of 13.7 million registered buyers and sellers as of December 31, 2007. We believe that as the number of sellers increased, the increased competition among sellers resulted in sellers increasing their advertising expenditures to promote their products, which in turn resulted in increases in our premium listing, banner advertisement and keyword search fee revenues.

Changes in our transaction fee revenues are impacted by our sales incentive programs such as Gmarket Miles, discount coupons and Gmarket Stamps. See note 3 “Significant Accounting Policies” in the financial statements included in Item 18 for additional information regarding our accounting policies for sales incentives and roll forwards of the respective reserves.

Cost of revenues.  Our cost of revenues, which represented 53.7% and 51.2% of total revenues for the year ended December 31, 2007 and 2006, respectively, increased by 51.6% to Won 119.67 billion (US$127.88 million)

in the year ended December 31, 2007 from Won 78.95 billion in the year ended December 31, 2006, primarily due to:

•	a 50.5% increase in credit card commissions and bank charges to Won 62.86 billion (US$67.17 million) in the year ended December 31, 2007 from Won 41.76 billion in the year ended December 31, 2006, reflecting the increase in GMV and number of transactions over the period;

•	a 22.8% increase in click-through fees to Won 22.86 billion (US$24.43 million) in the year ended December 31, 2007 from Won 18.62 billion in the year ended December 31, 2006, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 82.7% increase in other costs to Won 33.95 billion (US$36.28 million) in the year ended December 31, 2007 from Won 18.57 billion in the year ended December 31, 2006, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.

Sales and marketing expenses.  Our sales and marketing expenses, which represented 23.5% and 30.1% of total revenues in the year ended December 31, 2007 and 2006, respectively, increased by 13.0% to Won 52.47 billion (US$56.07 million) in the year ended December 31, 2007 from Won 46.43 billion in the year ended December 31, 2006, primarily resulting from:

•	a 16.9% increase in advertising expense to Won 31.96 billion (US$34.15 million) in the year ended December 31, 2007 from Won 27.35 billion in the year ended December 31, 2006, reflecting our expanded marketing efforts in 2007, including our online and offline advertisements;

•	a 7.4% increase in promotion expense for sales to Won 2.71 billion (US$2.90 million) in the year ended December 31, 2007 from Won 2.52 billion in the year ended December 31, 2006, reflecting the increase in our name brand and image enhancement promotional activities; and

•	a 30.4% increase in other costs to Won 6.11 billion (US$6.53 million) in the year ended December 31, 2007 from Won 4.69 billion in the year ended December 31, 2006, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees.

The above increases were offset by a 1.5% decrease in call center expenses to Won 11.69 billion (US$12.49 million) in the year ended December 31, 2007 from Won 11.87 billion in the year ended December 31, 2006, due to the increased in operational efficiency;

General and administrative expenses.  Our general and administrative expenses, which represented 10.9% and 9.5% of total revenues in the year ended December 31, 2007 and 2006, respectively, increased by 66.5% to Won 24.27 billion (US$25.94 million) in the year ended December 31, 2007 from Won 14.57 billion in the year ended December 31, 2006. This increase was primarily due to a 64.9% increase in salaries and other compensation expenses to Won 13.09 billion (US$13.99 million) in the year ended December 31, 2007 from Won 7.94 billion in the year ended December 31, 2006, due to an increase in administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.

Operating income.  As a result of the foregoing, we recorded operating income of Won 26.48 billion (US$28.30 million) in the year ended December 31, 2007, as compared to operating income of Won 14.18 billion in the year ended December 31, 2006.

Other income, net.  Our other income increased to Won 9.24 billion (US$9.87 million) in the year ended December 31, 2007 from Won 5.39 billion in the year ended December 31, 2006, primarily due to an increase in interest income to Won 9.20 billion (US$9.83 million) in the year ended December 31, 2007 from Won 5.19 billion in the year ended December 31, 2006, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased.

Income tax expenses.  For the year ended December 31, 2007, we generated taxable income and as a result, recorded Won 2.42 billion (US$2.59 million) of income tax expenses.

The statutory income tax rate applicable to us was 27.5% in 2007 and 2006. The income tax expenses differ from the amount computed by applying the statutory tax rate principally due to a 50% reduction in corporate income tax as a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, and from tax credits primarily related to increased research and development expenses that lower the effective tax rate. Our effective tax rate in 2007 was 6.8%, compared to 16.8% in 2006.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2007		2006
	(In millions of won)

Tax expense at Korean statutory tax rate	~~W~~	9,811	~~W~~	5,381
Income tax exemption		(5,497)		(2,129)
Income tax credits		(2,321)		(164)
Expense not deductible for tax purpose		427		221
Other		—		(20)

Total income tax expense (benefits)	~~W~~	2,420	~~W~~	,289

From January 1, 2008, we are entitled under the Special Tax Treatment Control Law of Korea to a reduced tax rate of 24.75% for taxable income directly generated from operations, which is 90% of the statutory tax rate. This reduced rate is currently effective until December 31, 2008, however, we expect that it will continue to be effective until December 31, 2009, subject to the renewal of the Special Tax Treatment Control Law in 2009.

Net income.  As a result of the foregoing, we recorded a net income of Won 33.30 billion (US$35.59 million) in the year ended December 31, 2007 compared to a net income of Won 16.28 billion in the year ended December 31, 2006.

2006 compared to 2005

The following table sets forth selective line items and the percentage of net sales that they represent for the fiscal years ended December 31, 2006 and 2005.

	Year Ended	Percentage	Year Ended	Percentage
	December 31,	of	December 31,	of	Percentage
	2006	Revenues	2005	Revenues	Increase
	(In billions of Korean won, other than percentages)

Total revenues	154.13	100.0%	70.34	100.0%	119.1%
Cost of revenues	(78.95)	51.2%	(36.69)	52.2%	115.2%
Sales and marketing	(46.43)	30.1%	(24.80)	35.2%	87.2%
General and administrative	(14.57)	9.5%	(5.29)	7.5%	175.6%

Operating income	14.18	9.2%	3.56	5.1%	298.2%
Other income, net	5.39	3.5%	1.39	2.0%	289.8%

Income before income tax expenses	19.57	12.7%	4.95	7.0%	295.4%
Income tax expenses (benefits)	3.29	2.1%	(0.14)	(0.2)%	—

Net income	16.28	10.6%	5.09	7.2%	219.8%

Revenues.  Our total revenues increased by 119.1% to Won 154.13 billion in the year ended December 31, 2006 from Won 70.34 billion in the year ended December 31, 2005. This increase was primarily due to:

•	a 74.8% increase in transaction fee revenues to Won 99.25 billion in the year ended December 31, 2006 from Won 56.78 billion in the year ended December 31, 2005, primarily due to a 109.9% increase in GMV to Won 2,268.20 billion for the year ended December 31, 2006 from Won 1,080.86 billion for the year ended December 31, 2005; and

•	a 304.7% increase in advertising and other revenues to Won 54.88 billion in the year ended December 31, 2006 from Won 13.56 billion in the year ended December 31, 2005, primarily as a result of an increase in revenues from standard and premium listing, banner advertisement, keyword search fees and non-seller advertisement.

Standard and premium listing revenues increased by 196% to Won 21.7 billion in the year ended December 31, 2006 from Won 7.3 billion in the year ended December 31, 2005. Banner advertisement revenues increased by 61% to Won 5.0 billion in the year ended December 31, 2006 from Won 3.1 billion in the year ended December 31, 2005. Keyword search revenues increased by 763% to Won 14.3 billion in the year ended December 31, 2006 from Won 1.7 billion in the year ended December 31, 2005. Non-seller advertisement revenues increased by 1,766% to Won 7.5 billion in the year ended December 31, 2006 from Won 0.4 billion in the year ended December 31, 2005.

We believe that the increases described above were driven by two factors, firstly due to the addition of approximately 3.8 million new sellers and buyers during 2006 to reach a total of 11.0 million registered buyers and sellers. We believe that as the number of sellers increased, the increased competition among sellers resulted in sellers increasing their advertising expenditures to promote their products, which in turn resulted in increases in our premium listing, banner advertisement and keyword search fee revenues. Secondly, we believe that as the number of unique visitors increased (to 18.4 million during the month of December 2006 from 14.3 million during the month of December 2005), our website became an increasingly attractive advertising forum for both sellers and non-sellers.

Cost of revenues.  Our cost of revenues, which represented 51.2% and 52.2% of total revenues for the year ended December 31, 2006 and 2005, respectively, increased by 115.2% to Won 78.95 billion in the year ended December 31, 2006 from Won 36.69 billion in the year ended December 31, 2005, primarily due to:

•	a 99.9% increase in credit card commissions and bank charges to Won 41.76 billion in the year ended December 31, 2006 from Won 20.89 billion in the year ended December 31, 2005, reflecting the increase in GMV and number of transactions over the period;

•	a 85.6% increase in click-through fees to Won 18.62 billion in the year ended December 31, 2006 from Won 10.03 billion in the year ended December 31, 2005, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 222.0% increase in other costs to Won 18.57 billion in the year ended December 31, 2006 from Won 5.77 billion in the year ended December 31, 2005, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.

Sales and marketing expenses.  Our sales and marketing expenses, which represented 30.1% and 35.3% of total revenues in the year ended December 31, 2006 and 2005, respectively, increased by 87.2% to Won 46.43 billion in the year ended December 31, 2006 from Won 24.80 billion in the year ended December 31, 2005, primarily resulting from:

•	a 94.8% increase in advertising expense to Won 27.35 billion in the year ended December 31, 2006 from Won 14.04 billion in the year ended December 31, 2005, reflecting our expanded marketing efforts in 2006, including our online and offline advertisements;

•	a 74.3% increase in call center expenses to Won 11.87 billion in the year ended December 31, 2006 from Won 6.81 billion in the year ended December 31, 2005, due to the increased head count at our outsourced call center;

•	a 117.2% increase in promotion expense for sales to Won 2.52 billion in the year ended December 31, 2006 from Won 1.16 billion in the year ended December 31, 2005, reflecting the increase in our name brand and image enhancement promotional activities; and

•	a 68.1% increase in other costs to Won 4.69 billion in the year ended December 31, 2006 from Won 2.79 billion in the year ended December 31, 2005, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees.

General and administrative expenses.  Our general and administrative expenses, which represented 9.5% and 7.5% of total revenues in the year ended December 31, 2006 and 2005, respectively, increased by 175.4% to Won 14.57 billion in the year ended December 31, 2006 from Won 5.29 billion in the year ended December 31, 2005. This increase was primarily due to a 163.8% increase in salaries and other compensation expenses to Won 7.94 billion in the year ended December 31, 2006 from Won 3.01 billion in the year ended December 31, 2005, due to an increase in administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.

Operating income.  As a result of the foregoing, we recorded operating income of Won 14.18 billion in the year ended December 31, 2006, as compared to operating income of Won 3.56 billion in the year ended December 31, 2005.

Other income (expense).  Our other income increased to Won 5.39 billion in the year ended December 31, 2006 from Won 1.40 billion in the year ended December 31, 2005, primarily due to an increase in interest income to Won 5.19 billion in the year ended December 31, 2006 from Won 1.40 billion in the year ended December 31, 2005, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased and the inclusion of net proceeds after the issuance of ADSs in July 2006.

Income tax expenses.  For the year ended December 31, 2006, we generated taxable income and as a result, we recorded Won 3.29 billion of income tax expenses.

The statutory income tax rate applicable to us was 27.5% in 2006 and 2005. The income tax expenses differ from the amount computed by applying the statutory tax rate principally due to a 50% reduction in corporate income tax as a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, and from tax credits that lower the effective tax rate. Our effective tax rate in 2006 was 16.8%. In 2005, we generated taxable income. However, as we had available loss-carryforwards of Won 3.19 billion at December 31, 2004 , we utilized such amounts in 2005, paid Won 0.12 billion of current income taxes and recorded income tax benefits of Won 0.13 billion due to deferred income tax asset of Won 0.25 billion at December 31, 2005.

Net income.  As a result of the foregoing, we recorded a net income of Won 16.28 billion in the year ended December 31, 2006 compared to a net income of Won 5.09 billion in the year ended December 31, 2005.

Exchange Rates

See Item 3.A. “Selected Financial Data — Exchange Rates.”

5.B.	Liquidity and Capital Resources

Our principal sources of cash are cash flow from our operating activities. We had cash and cash equivalents of Won 238.4 billion (US$254.72 million), Won 169.3 billion and Won 82.2 billion as of December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, our working capital, which is the difference between total current assets and total current liabilities, was Won 115.0 billion (US$122.87 million), including cash and cash equivalents of Won 48.4 billion (US$51.69 million) and cash on deposit of Won 190.0 billion (US$203.04 million), compared to the working capital amount in December 31, 2006 of Won 78.8 billion, including cash and cash equivalents of Won 34.9 billion and cash on deposit of Won 134.4 billion. Our cash and cash equivalents include the amount payable from the buyers to the sellers held during the period prior to us paying to the sellers the relevant purchase cost, which ranges from seven days to 30 days. Such amounts were Won 147.3 billion (US$157.41 million), Won 103.6 billion and Won 93.5 billion as of December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, we had no outstanding debt. We expect capital requirements for 2008 to be primarily for working capital needs and capital expenditures. We believe that our available cash and cash flows generated from operations will be sufficient to satisfy our working capital and capital expenditure requirements in 2008. Our ability to continue to satisfy our capital requirements from our cash flow will depend on our ability to maintain and improve our operating margins and generate sufficient cash from our operations. If we are unable to meet our capital requirements from our cash flow, we may turn to external financing sources, such as long-term debt or issuance of equity or other debt securities, in order to meet our capital requirements.

Our net cash generated from operating activities amounted to Won 73.3 billion in 2007 (US$78.28 million) compared with Won 29.9 billion in 2006 and Won 74.0 billion in 2005. The increase in net cash generated from operating activities in 2007 was due primarily to the growth of our business reflected in the higher GMV and net income and to the increase of amounts payable to sellers.

Our net cash used in investing activities in 2007 decreased to Won 60.0 billion (US$64.09 million) from Won 111.9 billion in 2006 and Won 56.7 billion in 2005, due to decrease in cash on deposit in 2007 compared to 2006 when the net proceeds received from the initial public offering were included in cash on deposit.

Our capital expenditures are comprised primarily of purchases of computers and servers and other technology related systems. We do not own any real property. Capital expenditures for 2007 were Won 10.6 billion (US$11.33 million) compared with Won 14.8 billion in 2006 and Won 7.3 billion in 2005. We expect to have capital expenditure requirements for our ongoing expansion and development of our business, including expenditures for expansion and upgrades of our Internet servers and databases. We currently estimate our capital expenditures for 2008 will be a total of approximately Won 20.0 billion.

Net cash used in investing activities primarily consists of cash on deposit, capital expenditures and restricted cash. Cash on deposit is the amount of cash we hold in term deposit accounts with financial institutions in Korea with terms of one year or less. However, we may withdraw funds from those accounts on demand before maturity by forfeiting some of the accrued interest. Capital expenditures relate to purchases of computers and servers and other technology systems hardware and software to accommodate the growth of our business. Restricted cash is the security deposit we are required to maintain with certain credit companies that process credit card payments.

Our net cash provided by financing activities decreased to Won 0.2 billion (US$0.17 million) in 2007 compared with Won 80.1 billion in 2006, as the 2006 period included proceeds from the issuance of common shares from the initial public offering during 2006. Net cash provided by financing activities in 2005 was Won 0.5 billion.

We currently do not anticipate any potentially significant refinancing requirements in 2008.

5.C.	Research and Development, Patents and Licenses, etc.

As an e-commerce marketplace, we believe the success of our business depends, in large part, on the development and introduction of new technologies and development initiatives that meet the ever-changing needs of our buyers and sellers.

Our R&D policy is currently focused on four key areas:

Customize key technology solutions:  There are many multi-purpose solutions in the Internet business environment, such as various search functionalities or voice-over-internet protocol (VoIP) communication technologies. We are customizing these technologies to meet the specific needs and demands of the e-commerce industry.

Expand our platforms to the global level:  Our role is to provide e-commerce platforms sought after by the marketplace. We continue to expand and develop our existing platforms to accommodate the needs of the global market with the long term goal of establishing a global presence.

Utilize historical data more productively:  As our data pool gets larger, we rely on our historical data to improve on search functions yielding more relevant and accurate results and compile useful ratings such as “best seller” lists for the benefit of both buyers and sellers. We are also analyzing our buyers’ purchasing histories and trends in order to create more effective “recommended products” lists for our buyers.

Facilitate user participation:  As user-generated contents are emerging as a new trend, we are developing platforms that facilitate active user participation.

For the years 2007, 2006, and 2005, we spent approximately Won 5.40 billion, Won 2.93 billion, and Won 1.41 billion, respectively, on research and development, which mainly include expenditures on salaries, fringe benefits, stock option compensation and severance benefits for employees in our research and development divisions.

5.D.	Trend Information

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “— Operating Results” and Item 5.B. “— Liquidity and Capital Resources.”

5.E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
								More
			Less Than					Than
	Total		1 Year		1-3 Years		3-5 Years	5 Years
	(In billions of won)

Description of Contractual Obligations
LIG Tower office leases(1)	~~W~~	2.30	~~W~~	1.97	~~W~~	0.33	—	—
Fine Tower office lease(2)		0.95		0.95		—	—	—
Japan branch office lease(3)		0.64		0.33		0.31	—	—
Accrued Severance benefits(4)		2.8
Other liabilities(5)		0.5

Notes:

(1)	One lease is for a lease that commenced in February 2006 for 4,282 square meters of office space (6th, 7th and 8th floors) for our headquarters in Seoul, Korea. The lease had a term of one year and was renewable for subsequent one year terms. We renewed the lease on February 28, 2007 and again on February 29, 2008. The second lease is for a lease that commenced in May 2007 for an additional 1,427 square meters of office space (9th floor) for our headquarters. This lease expired on February 28, 2008 and was, and continues to be renewable for subsequent one-year terms. We renewed the lease on February 29, 2008. We paid a security deposit in connection with these two leases in the amount of approximately Won 0.81 billion (US$0.88 million).

(2)	One lease is for a lease that commenced in October 2006 for 4,588 square meters of office space (9th, 10th, 11th and 12th floors) in Seoul, Korea. The lease expires on October 20, 2008 and is renewable for subsequent one-year terms. The second lease is for a lease that commenced in August 2007 for an additional 830 square meters of office space (8th floor). This lease expires on October 20, 2008 and is renewable for subsequent one-year terms. We plan to renew both these leases for an additional one-year term. We paid a security deposit in connection with these two leases in the amount of approximately Won 3.82 billion (US$4.08 million).

(3)	Lease of 238 square meters of office space for our Japan branch office in Tokyo, Japan, from December 2007 to November 2009. We paid a security deposit in connection with the lease in the amount of approximately Won 0.36 billion (Yen 43 million).

(4)	Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.

(5)	Other liabilities are for uncertain tax positions recorded in accordance with FIN 48. The liability can not be split by period in which payments are due as the timing of payments is unknown.

5.G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this filing.

Executive Officers and Directors	Age	Position/Title

Young Bae Ku	42	Representative Director and Chief Executive Officer
Duckjun (D.J.) Lee	42	Senior Managing Director and Chief Financial Officer
Dae Sik Yang	37	Managing Director and Chief Technology Officer
Kwang Jin Ryoo	35	Managing Director — e-Market Operations
Jae Ho Lee	38	Vice President — Development Operations
Paul J. Lee	35	General Counsel
Ki Hyung Lee	45	Non-Standing Director and Chairman of the Board of Directors
Sang Kyu Lee	41	Non-Standing Director
John E. Milburn	46	Outside Director
Dean Geehun Kim	40	Outside Director
Massoud Entekhabi	53	Outside Director and Audit Committee Member
Hakkyun Kim	45	Outside Director and Audit Committee Member
Joon-Ho Hahm	44	Outside Director and Audit Committee Member
Greg Mrva	38	Non-Standing Director

Standing directors are directors who work for us full-time and hold executive officer positions with us. Non-standing directors are directors who serve in their positions on a part-time basis. There is no legal distinction between standing and non-standing directors under the Korean Commercial Code. Our outside directors are non-standing directors who satisfy the requirements to be deemed as independent directors under the Nasdaq corporate governance practice rules, in addition to the applicable requirements to be deemed as outside directors under Korean law and our articles of incorporation. The requirements that need to be satisfied to be deemed an outside director under Korean law and our articles of incorporation are more stringent than the requirements that need to be satisfied to be deemed an independent director under the Nasdaq corporate governance practice rules.

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

Duckjun (D.J.) Lee has served as our chief financial officer and senior managing director since July 2005. Prior to joining our company, Mr. Lee was an investment banker at Credit Suisse First Boston, Seoul Branch, Citigroup and Schroders from 1997. As an investment banker, Mr. Lee advised Korean and multinational companies on cross-border mergers & acquisitions, corporate restructuring and capital markets transactions across various industries, including technology, telecommunications, consumer, industrial and financial services. Mr. Lee received a Bachelor’s degree in Business Administration from Seoul National University and a Master of Science in Accounting and Finance from the London School of Economics and Political Science.

Dae Sik Yang has served as our chief technology officer and managing director since October 2000 and is currently the head of our research and development center. Mr. Yang joined us in February 2000 for the Goodsdaq pilot development project. Prior to that, he was a software developer at Korea Securities Computer Corporation, or KOSCOM, from August 1998 to February 2000. Mr. Yang was involved from the beginning in the development of the e-commerce platform currently being used by us, and has held supervisory position. While at KOSCOM, Mr. Yang led the efforts to develop information processing programs. Mr. Yang received a Bachelor’s degree in Computer Engineering from Seoul National University.

Kwang Jin Ryoo has been the managing director — e-Market Operations since April 2007, having joined us in 2000. From January 2006 until April 2007, Mr. Ryoo served as the vice president — e-Market Operations. Prior to assuming that position, Mr. Ryoo served as assistant manager, deputy manager and general manager of various marketing departments, including our electronics and computers department, e-Market business division and e-Market category management division. Prior to joining us, Mr. Ryoo worked at Duzon Digitalware Co., Ltd. from March 1999 to April 2000, where he was responsible for marketing and conducting beta testing for newly developed software programs. Mr. Ryoo received a Bachelor’s degree in Law from Kangnam University.

Jae Ho Lee has been the vice president — Development Operations since December 2007, having joined us in 2001. From June 2004 until January 2007, Mr. Lee served as a division manager of the development division. Prior to assuming that position, Mr. Lee served as assistant manager, deputy manager and general manager of various development departments, including the front and back-end and application development department. Prior to joining us, Mr. Lee worked at Interpark Corporation from March 2000 to February 2001, where he worked on front and back-end and application programming for Interpark’s site service. Before joining Interpark Corporation, Mr. Lee worked at Inetworks Corporation as a Visual C++, Java programmer. Mr. Lee received a Bachelor’s degree in Computer Science from Kangnam University.

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

Ki Hyung Lee has served as our director since April 2000. Mr. Lee has been the chairman since October 1997, the co-chief executive officer of Interpark Corporation, our largest shareholder, from October 1997 to May 2008. Mr. Lee is currently the chief executive officer of Interpark Corporation since May 2008. Mr. Lee was responsible for establishing Interpark Corporation in October 1997, one of the earliest e-commerce business companies in Korea, which was begun as a business unit within Dacom Corporation. Mr. Lee has led Interpark’s efforts to expand its online business to ticketing, tourism and shopping. Mr. Lee also serves as a director of Korea On-Line Shopping Association. Mr. Lee received a Bachelor’s degree in Astronomy from Seoul National University.

Sang Kyu Lee has served as our director since April 2000. Mr. Lee was our former chief executive officer, from April 2000 to September 2001. Mr. Lee is currently the chief executive officer of Interpark Shopping, a wholly-owned subsidiary of Interpark Corporation. Prior to becoming the chief executive officer of Interpark Shopping, Mr. Lee served in various roles, including as co-chief executive officer of Interpark Corporation, head of strategy, managing director and executive vice president of Interpark. Mr. Lee received a Bachelor’s degree in International Economics from Seoul National University.

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

Dean Geehun Kim has served as our director since July 2007. Mr. Kim is the founder, President and CEO of IMM Investment Corporation, a major venture capital and private equity investor in Korea that focuses on the information technology and entertainment industry for its venture investment portfolio and invests in a wide range of companies for the private equity portfolio. Mr. Kim has worked for IMM Investment Corporation for the last 10 years and has broad experience in the investment field from venture investment to large cap buyout deals in the IT and entertainment industries. Mr. Kim has also served as President and CEO of each of IMM Venture Capital, IMM Asset Management and IHQ Co. Ltd., one of the largest entertainment companies in Korea in which IMM was the largest shareholder. Mr. Kim received a Bachelor of Science degree in Molecular Biology from Seoul National University and a Master of Business Administration degree from MIT Sloan School of Management.

Massoud Entekhabi has served as our director since December 2005 and serves as the chairman of our audit committee. Since April 2003, Mr. Entekhabi has served as a director and member of audit committee of IXIA, a Nasdaq listed company in the United States. Mr. Entekhabi is a managing director and founder of Zenith Equity Partners, a private equity firm based in Southern California. Prior to founding Zenith Equity Partners, from 2000 to 2003, Mr. Entekhabi was a general partner and managing director of TL Ventures, a nationally focused venture capital firm with over US$1.4 billion under management. From 1973 to 2000, Mr. Entekhabi was with Coopers & Lybrand LLP and PricewaterhouseCoopers LLP, where he held various senior management positions and was a partner. Mr. Entekhabi is Fellow of Institute of Chartered Accountants in England & Wales and is also a Certified Public Accountant in the United States.

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

Joon-Ho Hahm has served as our director and member of our audit committee since December 2005. Mr. Hahm is an Associate Dean of the Graduate School of International Studies at Yonsei University in Korea. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm received a Bachelor’s degree in English Literature and Business Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1988 and a Ph.D. in Finance and Economics from Columbia University in 1993. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Prudential Asset Management Co., Ltd. and a member of the Advisory Committee of Hana Bank.

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

We currently do not have any outstanding loans to our directors or executive officers. We currently do not have any guarantee obligations with respect to any borrowings by any of our directors or executive officers. The remuneration paid to our directors and executive officers, in the aggregate, during the year ended December 31, 2007 totaled approximately Won 0.96 billion, which excludes Won 0.21 billion set aside or accrued to provide for retirement benefits to six of our executive officers. The accrued severance benefits for our executive officers as of December 31, 2007 were Won 186.6 million. The annual maximum aggregate amount of remuneration for our directors and executive officers is determined by a shareholder resolution. We also grant stock options to our directors and executive officers. See Item 6.E. “Share Ownership — Stock Options.” We also reimburse our directors for expenses they incur in performance of their services. In addition, we maintain five cars for our executive officers primarily for business use, but which can at times also be used for their personal use.

Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. We are required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the Korea National Pension Service in 2005, 2006 and 2007 was Won 143.0 million, Won 353.3 million and Won 651.6 million, respectively. The accrued severance benefits as of December 31, 2005, 2006 and 2007, were Won 428.1 million, Won 1,396.7 million and Won 2,781.3 million, respectively.

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

•	Under Korean law, we are not required to convene regularly scheduled meetings at which only independent directors are present and therefore we do not hold such meetings.

•	In lieu of a nomination committee comprised of independent directors or nomination of directors by a majority of the independent directors, our board of directors is responsible for identifying and recommending potential candidates to become board members for approval by the shareholders and appointing members to serve as board committee members. Shareholders who, individually or in the aggregate, hold 3% or more of the outstanding shares of our voting stock may also identify and recommend, in writing, potential candidates to become board members for approval by the shareholders. We have not adopted a formal written charter regarding the nomination of directors.

•	In lieu of a compensation committee comprised of independent directors or remuneration decisions by a majority of the independent directors, our board of directors is responsible for establishing the compensation and benefits of each director and the chief executive officer, who is also our representative director, subject to the maximum aggregate compensation limit set by the shareholders for the directors, including the representative director. Our chief executive officer determines the compensation and benefits of our other executive officers.

•	In lieu of the shareholder approval requirements under Nasdaq Marketplace Rule 4350(i), we have set forth various corporate matters requiring shareholder approval in our articles of incorporation, including matters regarding election and dismissal of directors, maximum limit of remuneration of directors, amendment to the articles of incorporation, mergers, dissolution, reduction in capital and transfer of all or substantial part of our business, among others.

•	In lieu of the requirement that copies of an annual report are delivered to shareholders within a reasonable time prior to the annual meeting of shareholders, our financial statements prepared in accordance with Korean generally accepted accounting principles, or Korean GAAP, are made available at least one week prior to the annual meeting of shareholders and may be viewed at our principal executive offices by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery of such audited financial statements.

•	In lieu of the requirement that quorum not be less than 33 1/3% of the outstanding shares of a company’s common voting stock for any meeting of shareholders, we follow the standard under Korean law which provides that in order to adopt any resolution, we shall receive a majority affirmative vote of voting shares present or represented at any general meeting of shareholders, and such voting shares representing the affirmative vote also must represent at least 25% of our outstanding shares. For certain matters, we are required to receive at least a 66 2/3% affirmative vote of the voting shares present or represented at any general meeting of shareholders, and such voting shares representing the affirmative vote also must represent at least 33% of our outstanding shares.

•	Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, Citibank N.A., solicits proxies from and provides proxy statements to such holders. The results of such proxy solicitation are then delivered by Citibank N.A. to the Korea Securities Depository, who, in turn, votes at the general meeting of shareholders consistent with such results.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors of up to nine members comprised of standing directors and non-standing directors, the majority of which must be outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not executive officers, or otherwise employed by us. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting which also represents at least one-fourth of our total voting shares then issued and outstanding. Our articles of incorporation do not permit cumulative voting. We currently have a total of nine directors, five of whom are outside directors. Under our articles of incorporation, directors serve a three-year term (in case of an outside director, one-year term), but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. The three-year term of Mr. Young Bae Ku will end on March 29, 2010 and those of Messrs. Ki Hyung Lee and Sang Kyu Lee will end on March 28, 2009. The three-year term of Mr. Greg Mrva will end on December 28, 2009. Our outside directors, Messrs. John E. Milburn, Massoud Entekhabi, Hakkyun Kim, Joon-Ho Hahm and Dean Geehun Kim, were re-elected for one-year terms each on March 18, 2008. Our shareholders may remove directors from office by a resolution at a general meeting of shareholders adopted by the holders of at least two-thirds of the voting shares present or represented at the meeting which also represents at least one-third of our total voting shares then issued and outstanding.

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

Our board of directors has determined that Messrs. Joon-Ho Hahm, Hakkyun Kim, Massoud Entekhabi, John E. Milburn, Greg Mrva and Dean Geehun Kim are independent directors under Nasdaq Marketplace Rule 4200.

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

The following table sets forth the number of our permanent employees for each of our major departments and our total number of employees as of December 31, 2005 and 2006 and 2007.

	2005	2006	2007

Management and administration(1)	16	16	28
Business planning(2)	0	37	64
Accounting and finance	13	21	21
Research and development	34	65	108
Sales and marketing	39	51	77
Transaction support(3)	41	109	193
Service quality management	25	75	78
Japan branch	—	—	3

Total	168	374	572

Notes:

(1)	In 2007, some of the personnel previously assigned to the accounting and finance department were transferred to the management and administration department.

(2)	In March 2006, some of the personnel previously assigned to the management and administration department were transferred to a newly created business planning department.

(3)	In 2007, thirteen people previously assigned to the business planning department were transferred to the transaction support department.

As of December 31, 2007, there were over 500 personnel at our outsourced call center to handle our customer service functions. We hire part-time employees and contractors from time to time on an as-needed basis.

The steady increase in the number of employees is due to the expansion of our business over the period. We have strived to develop a culture that encourages creativity and individual thought, and our compensation system matches our culture. We also provide stock options to our management and certain employees, pursuant to our stock option plan, which we believe has the effect of more closely aligning the personal interests of our employees to our overall financial performance. See Item 6.E. “Share Ownership — Stock Options.”

We believe our relationship with our employees is good, and we have never experienced any major labor disputes. None of our employees belongs to a labor union, and no collective bargaining agreement governs our relationship with our employees.

6.E.	Share Ownership

Some of our directors and officers own our common shares. See Item 7.A. “Major Shareholders.”

Stock Options

The following table sets forth information on the stock options outstanding as of April 30, 2008 that we have granted to our directors and officers, taking into account the 50-for-1 stock split effective January 5, 2006. Under our stock option plan, any outstanding stock options must be exercised within three months from the date of retirement or resignation by the holder of such stock option.

				Number of	Number of
Executive Officers		Exercise	Exercise	Options	Exercised
and Directors	Grant Date	Period	Price	Granted	Options

Young Bae Ku	2001		Won 100	500,000
	2002	N/A	Won 100	1,000,000	2,000,000
	2003		Won 140	500,000
	2008	March 2010- March 2019	Won 19,694	100,000	0
Duckjun (D.J.) Lee	2005	December 2007- December 2016	Won 4,000	600,000	70,000
Paul J. Lee	2006	March 2008- March 2017	Won 9,000	65,000	32,500
Massoud Entekhabi	2005	December 2007- December 2016	Won 4,000	100,000	0
Hakkyun Kim	2006	March 2008- March 2017	Won 9,000	37,500	18,750
Joon-Ho Hahm	2006	March 2008- March 2017	Won 9,000	37,500	18,750
John E. Milburn	2008	March 2010- March 2019	Won 19,694	10,000	0
Dean Geehun Kim	2008	March 2010- March 2019	Won 19,694	10,000	0

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

The following sets forth information known to us with respect to the beneficial ownership of our common shares as of December 31, 2007, taking into account the conversion of all of our outstanding Series A convertible preferred shares into the same number of common shares on June 6, 2006 and the 50-for-1 stock split which became effective January 5, 2006, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated below, the persons named in the table have the sole voting and investment power with respect to all common shares shown as beneficially owned by them. Shareholders owning more than 5% of our common shares do not have different voting rights. None of the stock options held by such persons are exercisable within 60 days of the date hereof.

Shares beneficially owned as of December 31, 2007:

	Number	%

Executive Officers and Directors:
Ki Hyung Lee(1)(2)	3,640,550	7.3%
Young Bae Ku(2)	2,643,550	5.3%
Dae Sik Yang(2)	523,300	1.1%
Sang Kyu Lee(2)	200,000	*
Kwang Jin Ryoo(2)	290,315	*
Jae Ho Lee(2)	115,000	*
Subtotal of Executive Officers and Directors as a group	7,412,715	14.9%
Principal Shareholders:
Interpark Corporation(3)	14,599,900	29.3%
Yahoo! Korea Corporation(4)	4,505,650	9.1%
Yahoo! Inc.(4)(5)	516,311	1.0%
Techno Pacific Assets Limited(6)	165,450	*
Subtotal of Principal Shareholders	19,787,311	39.8%
Total	27,200,026	54.7%

Notes:

*	Less than 1%

(1)	Includes 3,615,500 shares are directly held by Mr. Ki Hyung Lee and 25,050 shares are held by family members of Mr. Ki Hyung Lee. Mr. Ki Hyung Lee owns 21.0% of the issued and outstanding shares of Interpark Corporation, one of our principal shareholders. The mailing address for Mr. Ki Hyung is: 8th Floor, Nam Seoul Building, 1304-3, Seocho-Dong, Seocho-Gu, Seoul 137-074, Korea.

(2)	The mailing address for this shareholder is: c/o Gmarket Inc., 9th Floor, LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea.

(3)	The mailing address for Interpark Corporation is: 8th Floor, Nam Seoul Building, 1304-3, Seocho-Dong, Seocho-Gu, Seoul 137-074, Korea.

(4)	Yahoo! Korea Corporation, a corporation organized and existing under the laws of Korea, is a wholly-owned subsidiary of Yahoo! Inc, a corporation organized and existing under the laws of the State of Delaware. The mailing address for Yahoo! Korea Corporation is: 144-19 JS Tower, Samseong-Dong, Gangnam-Gu, Seoul, Korea. The mailing address for Yahoo! Inc. is: 701 First Avenue, Sunnyvale, California 94089.

(5)	Yahoo! Inc. acquired 516,311 of our common shares in March 2007.

(6)	Techno Pacific Assets Limited, a British Virgin Islands entity, currently owns common shares which were converted from preferred shares on June 6, 2006. Techno Pacific Assets Limited is wholly owned by Yoon Jung Choi, who is the wife of John E. Milburn, one of our directors. John E. Milburn is the sole director of Techno Pacific Assets Limited and acts as its managing director. The registered business address for Techno Pacific Assets Limited is c/o NTP Korea, 1st Fl. Samhwa Bldg., 144-17 Samsung-Dong, Gangnam-Gu, Seoul, Korea 135-090 and its mailing address is Techno Pacific Assets Limited, 555 Bryant Street #584, Palo Alto, CA 94301, U.S.A.

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

Yahoo! assigned its rights under the purchase agreement to Yahoo! Korea Corporation, a wholly-owned subsidiary of Yahoo! that is a corporation organized and existing under the laws of Korea, or Yahoo! Korea, and the transaction was consummated on June 12, 2006. As a result of the Yahoo! Korea investment, Yahoo! Korea owns 4,505,650 of our common shares, which represents approximately 9.1% of our total issued and outstanding common shares as of December 31, 2007. Yahoo! Inc. also purchased an additional 1% of our shares on the open market in March 2007.

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

Relationship with Interpark Corporation

As one of our sellers, Interpark lists products on our website, including books, CDs, household products and travel/tour packages. Also, our users may redeem Interpark-issued gift certificates towards purchases on our website. During the year ended December 31, 2007, the sales of Interpark’s products on our website, combined with the value of the redeemed Interpark-issued gift certificates, comprise less than 1% of our GMV.

During the years ended December 31, 2005, 2006 and 2007, there were transactions with Interpark Corporation and its subsidiaries as follows:

	2005		2006		2007
	(In millions of won)

Revenues	~~W~~	22	~~W~~	131	~~W~~	417
Operating expenses		1,127		845		55
Accounts receivable		1		42		—
Leasehold and other deposits		267		114		—
Amounts payable to Interpark		43		335		807
Accounts payable and accrued expenses		143		56		2

Mr. Ki Hyung Lee, the chairman and chief executive officer of Interpark Corporation, and Mr. Sang Kyu Lee, the chief executive officer of Interpark Shopping, a wholly-owned subsidiary of Interpark Corporation, currently serve as members of our board of directors.

Relationship with Yahoo!

In April 2007, we entered into an agreement with Overture Korea, a wholly owned subsidiary of Yahoo!, in which Overture Korea’s sponsored links will appear on selected search results pages of our website. Under the terms of the agreement, we will receive a designated percentage of the total revenue received by Overture Korea from its advertisers in connection with such sponsored links. The initial term of the agreement was until March 2008, but it has been extended to March 2009 and it will continue to be renewed on an annual basis unless either party decides to terminate the agreement.

The Company and Yahoo! are working on a number of projects such as online books and travel and other strategic type of market collaborations.

Relationship with BestBuyer Co., Ltd.

BestBuyer Co., Ltd., or BestBuyer, is an affiliate of our largest shareholder, Interpark. We entered into four separate agreements with BestBuyer in July 2007, August 2007, October 2007 and April 2008, respectively. The first agreement is for the purchase of banner advertisements for three months with a monthly contract price of Won 7 million. This agreement is renewable on a monthly basis and was most recently renewed in May 2008. The second agreement is for Gmarket to act as the exclusive seller of books on BestBuyer’s website for one year with a monthly contract price of Won 5 million. The third agreement is a one-year co-promotion agreement, renewable on an annual basis, pursuant to which we pay to BestBuyer a click-through fee, which is a fee we pay to Internet portals and other websites for referrals of buyers who make a purchase on our website. The amount of click-through fee is computed as a percentage of the total transaction value completed on our website by buyers referred to our website from the BestBuyer website. The total amount of click-through fees paid to BestBuyer for the year ended December 31, 2007 was Won 619.1 million. The fourth agreement is for the purchase of marketing services for 10 months with a monthly contract price of Won 7 million. This agreement will expire in January 2009.

Loans to officers

We do not have any loans, credits or guarantees outstanding to or for the benefit of executive officers.

7.C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

Financial Statements

All relevant financial statements are included in Item 18. “Financial Statements.”

Legal Proceedings

We currently are and expect to be subject to various legal and governmental proceedings from time to time. While we cannot predict with certainty the results of such proceedings, in the opinion of our management, the outcome of current proceedings and liabilities in excess of what has been provided for in the financial statements, in the aggregate, are not likely to be material to our business, financial condition or results of operations.

On February 23, 2007, the Korea Intellectual Property Office rejected our service mark application for the exclusive use of our trade name “Gmarket” in the English and the Korean languages on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We appealed such finding with the Korean Intellectual Property Tribunal and are waiting to receive a final ruling. We may ultimately seek redress in court. Although the final outcome is unclear at this time, if our application for the service mark is not accepted, we may not have the exclusive right to use our name in Korea under the Korean Trademark Act. Regardless of the outcome under the Korean Trademark Act, we are also considering protecting our trade name in the future through the Korean Unfair Competition Prevention and Trade Secret Protection Act by pursuing enjoinment actions against any third-parties that attempt to use our trade name on the basis that our trade name is well-known to the general public in Korea, however, no assurance can be given that we will ultimately prevail on the merits. See Item 3.D. “Risk Factors — We rely on intellectual property right protection for our trademarks, service marks and other intellectual property rights and if such rights are not adequately protected, we may not be able to successfully build our brand.”

In November 2007, the Korean Fair Trade Commission or KFTC completed its investigation of us which began in December 2006 and determined that we are a “market dominant player,” as such term is defined in the Monopoly Regulation and Fair Trade Act of Korea and imposed an administrative fine in the amount of Won 135 million for committing unfair trade practices as a “market dominant player.” The KFTC’s investigation stemmed from a claim raised by one of our competitors involving the alleged unfair trade practices by us. The claim alleged that we provided incentives related to marketing and advertising to a small number of its sellers in order to pressure such sellers not to list their products on other e-commerce marketplaces in Korea. We paid the fine in accordance with the KFTC’s decision. We also submitted an appeal contesting the KFTC’s determination that we are a “market dominant player” to the Seoul Administrative Court at the end of January 2008. The Seoul Administrative Court asked the parties to submit written opinions regarding their respective positions. We will consider our next course of action once we receive a detailed opinion from the KFTC.

In July 2007, four international sportswear manufacturers requested that the KFTC investigate us, alleging that we were allowing sellers to list and sell counterfeit products on our website. We provided the KFTC with information requested by the KFTC and we are also in discussions with these manufacturers in order to reach a resolution. No assurance can be given that we will not be subject to any penalties or sanctions as a result of KFTC’s investigation or we will be able to reach a mutually satisfactory resolution with such manufacturers or that they will not proceed with a lawsuit or initiate other types of administrative actions against us.

8.B.	Significant Changes

No significant changes have occurred since the date of our financial statements included in this annual report on Form 20-F. See Item 5.A. “Operating Results — Overview.” for information on material trends affecting our business and results of operations.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and Listing Details

Common Stock

Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.

ADSs

Following our initial public offering on June 29, 2006, the ADSs have been issued by Citibank N.A. as depositary and are listed on the Global Select Market of The NASDAQ Stock Market LLC, or the NASDAQ Stock Market, under the symbol “GMKT.” Each ADS represents one share of our common stock. As of December 31, 2007, 24,113,448 ADSs representing 24,113,448 shares of our common stock were outstanding.

The table below shows the high and low trading prices on Nasdaq for the outstanding ADSs since July 1, 2006. Each ADS represents one share of our common stock.

Period	High	Low
	(In US$)

2006
Third Quarter	16.93	12.36
Fourth Quarter	25.93	14.33
2007
First Quarter	26.05	15.10
Second Quarter	21.75	15.51
Third Quarter	24.50	15.76
Fourth Quarter	29.20	19.32
December	25.94	22.28
2008
First Quarter	27.45	18.69
January	27.45	18.69
February	24.12	20.35
March	23.14	18.92
April	26.15	18.32
May	26.22	22.85

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

See Item 9.A. “Offer and Listing Details.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

Not applicable.

10.B.  Articles of Incorporation

The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.

General

Our total authorized share capital is 200,000,000 shares.

As of the date hereof, our authorized share capital consists of 200,000,000 shares, each with a par value of Won 100. As of December 31, 2007, there are 49,747,035 common shares and no preferred shares issued and outstanding. Each issued and outstanding preferred share was converted into one common share on June 6, 2006. As of December 31, 2006, no preferred shares are permitted to be issued under our articles of incorporation.

The following are summaries of material provisions of our articles of incorporation, as well as the Korean Commercial Code and relevant laws of Korea, all as currently in effect.

Certificates representing our common shares are issued in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Common Shares

Dividends

If and when declared, we distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as other outstanding common shares.

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	dismissing a director;

•	reducing our capital;

•	effecting any dissolution, merger or consolidation of us;

•	transferring all or substantial part of our business;

•	acquiring the whole business of another company or a part of the business of any other company, which significantly affects our business;

•	execution, amendment or termination of contracts for lease of the whole business, management entrustment, assumption of all profits and loss of another party, or other contracts in content similar to the foregoing;

•	issuing new shares at a price below par value; or

•	other matters required to be adopted by a special resolution at the general shareholders meeting under the relevant laws and regulations.

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

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual reports and financial statements, prepared in accordance with Korean GAAP, available for inspection at our principal office and at all of our branch offices. In addition, copies of such annual reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

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

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trade companies, internationally recognized foreign custodians and the Korea Securities Depository, may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See Item 10.D. “Exchange Controls.”

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

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investments in securities of Korean companies by persons who are not residents of Korea (“non-residents”) as defined by that Act and the issuance of securities by Korean companies outside of Korea. Under the Foreign Exchange Transaction Laws, non-residents may invest in securities of Korean companies only to the extent specifically allowed by these laws. The Financial Services Commission of Korea has also adopted, pursuant to its authority under the Securities and Exchange Act of Korea, regulations that restrict investment in securities of Korean companies by foreign investors (as defined by the Securities and Exchange Act of Korea) and regulate issuance of securities by Korean companies outside of Korea.

Subject to certain limitations, the Ministry of Strategy and Finance, or MOSF, has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOSF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea or certain other governmental agencies or financial institutions; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOSF may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuances of ADSs

In order for us to issue ADSs in an amount exceeding US$30 million (aggregating any amount of foreign currency loans borrowed and securities offerings issued outside Korea during the one year period immediately preceding the date of the submission of a report to MOSF), we are required to submit a report to the MOSF with respect to the issuance of the ADSs prior to such issuance. The MOSF may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs. In addition, we are also required to submit a report to the MOSF upon receipt of the full proceeds from the offering of the ADSs promptly after the issuance of the ADSs. No further governmental approval is necessary for the offering and issuance of the ADSs.

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

Restrictions Applicable to ADSs

Once the report to the MOSF is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of common shares underlying ADSs and the delivery of common shares in Korea in connection with the withdrawal inside Korea. Persons who have acquired common shares as a result of the withdrawal of common shares underlying the ADSs may exercise their preemptive rights for new common shares, participate in free distributions and receive dividends on common shares without any further governmental approval.

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

The following summary is based on the tax laws of the United States and Korea as in effect on the date of this annual report, and is subject to any change in United States or Korean law that may come into effect after such date. We advise investors in ADSs to consult their own tax advisors as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including, in particular, the effect of any national, state or local tax laws.

U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs or our common shares by U.S. Holders (as defined below) that hold the ADSs or our common shares represented by such ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, the Convention Between the United States of America and the Republic of Korea for The Avoidance of Double Taxation, as amended (the “Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities or currencies, brokers, real estate investment trusts or other financial institutions, traders in securities that elect the mark-to-market method of accounting, persons liable for alternative minimum tax, certain former citizens or residents of the United States, persons who have acquired the ADSs or our common shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10%

or more (by voting power) of our common shares). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs or our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia (or other entity treated as a corporation for U.S. federal income tax purposes), (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying stock (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying stock. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR OUR COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS.

Treatment of the ADSs

A U.S. Holder of the ADSs will be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in our common shares held by the depositary (or its custodian) that are represented and evidenced by such ADSs. Accordingly, upon the exchange of ADSs for a U.S. Holder’s proportionate interest in our common shares represented by such ADSs, (i) no gain or loss will be recognized to such U.S. Holder, (ii) such U.S. Holder’s tax basis in such common shares will be the same as its tax basis in such ADSs and (iii) the holding period in such common shares will include the holding period in such ADSs.

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder that receives a distribution with respect to the ADSs or our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Korean or other non-U.S. tax withheld from such distribution) to the extent of our current or accumulated earnings and profits. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in the ADSs or our common shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such ADSs or our common shares. However, we have not maintained, and do not plan to maintain, calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if the distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. Each U.S. Holder should consult its own tax adviser with respect to the appropriate U.S. federal income tax treatment of any distribution in respect of the ADSs or our common shares.

The U.S. dollar value of any distribution on the ADSs or our common shares made in Won should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the depositary or the U.S. Holder, respectively, regardless of whether the Won are in fact converted into U.S. dollars. If the Won so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Won so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Dividends paid on the ADSs or our common shares generally will constitute income from sources outside the United States and generally will be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. In general, a U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Korean tax withheld from distributions received in respect of the ADSs or our common shares. If Korean tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Convention, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. See “— Korean Taxation.” A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Korean tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Distributions treated as dividends that are received by non-corporate U.S. Holders (including individuals) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” or in respect of stock of a non-U.S. corporation (other than a passive foreign investment company) that is readily tradable on an established securities market in the United States, generally qualify for a 15% reduced maximum tax rate so long as certain holding period requirements are met. Since the ADSs were listed on Nasdaq, unless we are treated as a passive foreign investment company with respect to such U.S. Holder, dividends received in respect of the ADSs will qualify for the reduced rate. However, dividends paid on the common shares not held through ADSs should qualify for the reduced rate if we are treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to such U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Tax Convention as currently in effect meets these requirements and we believe that we are currently eligible for the benefit of the Tax Convention. However, the U.S. Internal Revenue Service (the “IRS”) may disagree with our conclusion, and, therefore, no assurance can be given that we will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on our common shares held by a U.S. Holder other than through ADSs. With respect to dividends qualifying for the reduced rate, special rules apply for purposes of determining the recipient’s investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer is urged to consult its own tax adviser regarding the possible applicability of the reduced rate and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the ADSs or our Common Shares

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of the ADSs or our common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition (without reduction for any Korean or other

non-U.S. tax withheld from such disposition) and the U.S. Holder’s adjusted tax basis in the ADSs or our common shares. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange or other disposition, the ADSs or our common shares were held by such U.S. Holder for more than one year. Net long-term capital gains of a non-corporate U.S. Holder (including individuals) recognized in a tax year beginning on or before December 31, 2010, are generally taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. Capital gain or loss from the sale, exchange or other disposition will generally be sourced within the United States for U.S. foreign tax credit purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADS or common shares within the preceding 24-month period. Consequently, U.S. Holders may not be able to use the foreign tax credit arising from any Korean tax imposed on the sale, exchange or other disposition of an ADS or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Under the Tax Convention, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our common shares or ADSs, subject to certain exceptions. See “— Taxation of Capital Gains.” You are urged to consult your tax advisor regarding possible application of the Tax Convention.

A U.S. Holder that receives Won (or other foreign currency) from a sale, exchange or other disposition of our common shares generally will realize an amount equal to the U.S. dollars value of the Won (or such other foreign currency) on the settlement date of such sale or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our common shares are treated as being “traded on an established securities market” for this purpose or (ii) such settlement date is also the date of such sale or disposition. If the Won (or such other foreign currency) so received are converted into U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the Won (or such other foreign currency) so received are not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in the Won (or such other foreign currency) equal to the U.S. dollars value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Won (or such other foreign currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Won (or other currency) from a sale, exchange or other disposition of our common shares in cases not described in this paragraph.

Passive Foreign Investment Company Considerations

Based upon an analysis of our current assets and income and the manner in which we intend to operate our business, we believe that we were not in 2006, and we do not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. Because we have valued our goodwill based on the expected market value of our equity, a decrease in the price of the ADSs may also result in our becoming a PFIC. Moreover, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

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

If we are a PFIC in any year during which a U.S. Holder owns the ADSs or our common shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us (generally, distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ADSs or the common shares) or upon a sale, exchange or other disposition of the ADSs or our common shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year for which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes. In addition, if we are a PFIC, a person who acquires the ADSs or our common shares from a deceased U.S. Holder will generally be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such deceased U.S. Holder’s death, which would otherwise be available with respect to a decedent dying in any year other than 2010, and, instead, such person will have a tax basis equal to the lower of such fair market value or such deceased U.S. Holder’s tax basis. However, non-corporate U.S. Holders will not be eligible for a 15% reduced maximum rate on any divided received from us through taxable years beginning on or before December 31, 2010, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. A U.S. Holder will be required to file IRS Form 8621 if the U.S. Holder holds our ADSs or common stock in any year in which we are classified as a PFIC. tax basis.

The tax consequences described that would apply if we were a PFIC may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of and its adjusted tax basis in the ADSs or our common shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). In addition, any gain from a sale, exchange or other disposition of the ADSs or our common shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the ADSs or our common shares are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NASDAQ Stock Market will constitute a qualified exchange, and a non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. Under current law, the mark-to-market election may be available to U.S. Holders of ADSs because the ADSs will be listed on Nasdaq although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Since the common shares are not themselves traded on any securities exchange, the mark-to-market election may not be available for the common share even if the ADSs are traded on Nasdaq. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to a revocation of the election.

The tax consequences described that would apply if we were a PFIC may also be eliminated if a U.S. Holder is eligible for and timely makes a valid “QEF election.” If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains.

In order for a U.S. Holder to be able to make a QEF election, we would be required to provide such U.S. Holder with certain information. We do not expect to provide U.S. Holders with the required information, in which case a QEF election would not be available.

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

Reportable Transactions

Under United States Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from the ADSs or our common shares or as proceeds from the sale of the ADSs or our common shares.

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

The description of Korean tax considerations below is applicable for a Korean corporation that has not listed its shares on the Korea Exchange. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADSs and common shares, including, in particular, the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5% (including the resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including a resident surtax) will apply, which may be further reduced to 11% (including resident surtax) if you meet certain other conditions.

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

If we distribute to you shares representing the transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be regarded as dividend and, as such, subject to Korean withholding tax.

Taxation of Capital Gains

As a general rule, in the absence of an applicable tax treaty that exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of the shares of our common stock are subject to Korean withholding tax at the lesser of 11.0% (including a resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the shares of our common stock, 27.5% (including the resident surtax) of the net capital gains.

As for the ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes. In either case, however, you will be eligible for exemptions for capital gains available under Korean domestic law (in addition to the exemption afforded under income tax treaties) if certain conditions are satisfied. According to a ruling issued by the Korean taxation authorities, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not such holder has a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company, which are denominated in foreign currency or satisfy certain criteria established by the MOSF are exempt from Korean taxation. The Korean tax authorities have issued a tax ruling confirming that receipts (which would include the ADSs) are deemed to be securities issued outside Korea by the issuer of the underlying stock. Further, capital gains earned by a non-resident from the transfer of shares issued by a Korean company are also exempt from Korean taxation, if the shares are listed or registered and sold through an overseas securities exchange having functional similarity to the Korea Exchange under the Securities and Futures Exchange Act of Korea (such as the NASDAQ Stock Market or the New York Stock Exchange).

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 27.5% (including resident surtax) of the net capital gains. Under the Tax Convention, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our common shares or ADSs, subject to certain exceptions.

If you sell your common shares or ADSs, the purchaser or, in the case of the sale of the common shares through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11.0% (including resident surtax) of the gross realization proceeds and to make payment of such amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition and transfer costs for the common shares or the ADSs. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. In addition, Korean tax law requires a non-resident seller to submit to the relevant tax office (through the payer of the income, subject to certain exceptions) an application for exemption by the 9th day of the month following the month in which the first payment date falls, with a certificate of tax residence of the seller issued by a competent authority of the seller’s residence country, to obtain the benefit of a tax treaty exemption available under applicable tax treaties. However, this requirement will not apply to exemptions under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or the ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should consult your adviser as to whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

Securities Transaction Tax

As a general rule, the transfer of our common shares, subject to certain exceptions, will be subject to a securities transaction tax at the rate of 0.5% of the sale price of the shares of common stock. As for the transfer of ADSs, although the MOSF issued a ruling to treat the transfers of depositary shares the same as the transfer of the underlying Korean shares for securities transaction tax purposes, under Korean tax laws transfers of depositary shares listed or registered on the New York Stock Exchange, the NASDAQ Stock Market, or other foreign exchanges designated by the MOSF (which currently are the Tokyo Stock Exchange, London Stock Exchange, Deutsche Böerse, and a stock exchange similar to the foregoing on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Securities and Exchange Act of Korea) will be exempted from the securities transaction tax. In 2007, Seoul Administrative Court reviewed the issue of whether depositary receipts (such as ADSs) can be categorized as a “share” under the Securities Transaction Tax Law and decided that the depositary receipt is not a share and thus the transfer of depository receipts should not be subject to securities transaction tax, even if the transferred depositary receipts are not listed on a foreign stock exchange. However, this case is likely to be appealed to the higher courts, and we will not know of the final decision on this matter until later.

The securities transaction tax, if applicable, must be paid in principle by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, the settlement company is generally required to withhold and pay the tax to the tax authority. When the transfer is made through a securities company, the securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

Failing to report the securities transaction tax will result in a penalty of 20% of the tax amount due in case of non-filing, 10% of the underreported tax amount in case of under reporting or 40% of the underreported tax amount in certain wrongfully cases. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the Securities and Exchange Commission. As allowed by the Securities and Exchange Commission, in Item 19 of this annual report, we incorporate by reference certain information we filed with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the website of the Securities and Exchange Commission at http://www.sec.gov and under the “SEC Filings” section of our investor relations website located at www.gmarket.co.kr/IR.

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

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2007, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this evaluation our Management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Attestation Report of the Registered Public Accounting Firm

Samil PricewaterhouseCoopers, an independent registered public accounting firm, issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which is included in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Massoud Entekhabi, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert” for purposes of this Item 16A. Mr. Massoud Entekhabi is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purposes of the listing standards of the NASDAQ Stock Market that are applicable.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our chief executive officer, chief financial officer and other senior officers of the Company. A copy of our code of ethics is available on our website at www.gmarket.co.kr.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Samil PricewaterhouseCoopers has served as our independent auditor during the fiscal years ended December 31, 2007 and 2006. All engagements of the principal accountants are pre-approved by our independent audit committee.

The following table presents the aggregate fees for professional services and other services rendered by Samil PricewaterhouseCoopers in 2006, and 2007:

	2006	2007
	(In millions of Korean won)

Audit fees(1)	442.3	695.0
Audit related fees	—	—
Tax fees(2)	34.0	44.9
All other fees	—	—

Total	476.3	739.9

Notes:

(1)	Audit Fees consist of fees billed for the annual audit of our financial statements. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the Securities and Exchange Commission and other capital markets or local financial reporting regulatory bodies.

(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves the engagement of our independent auditors and all audit and non-audit services to be provided by the independent auditors, other than as permitted under the Sarbanes-Oxley Act and other applicable laws and regulations. Non-audit services which are prohibited under applicable laws and regulations may not be pre-approved by the audit committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

Balance Sheets as of December 31, 2006 and 2007

Statements of Income for the years ended December 31, 2005, 2006 and 2007

Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007

Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007 Notes to the Financial Statements

ITEM 19.	EXHIBITS

1†	Articles of Incorporation of the Registrant, amended as of March 18, 2008 (English Translation)
4.1	Lease Agreement, dated March 2007, between Registrant and LIG Insurance Co., Ltd. (English Translation) (Incorporated by reference to Exhibit 4.1 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.2	Lease Agreement, dated September 16 2006, between Registrant and Jin-Ho Park (English Translation) (Incorporated by reference to Exhibit 4.2 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.3	Co-location Service Agreement with Korea Internet Data Center, dated as of August 11, 2005 and amended as of March 31, 2007 (English translation) (Incorporated by reference to Exhibit 4.3 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.4	Standard Terms and Conditions for Buyers, amended as of September 12, 2006 (English Translation) (Incorporated by reference to Exhibit 4.4 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.5	Standard Terms and Conditions for Sellers, amended as of September 12, 2006 (English Translation) (Incorporated by reference to Exhibit 4.5 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.6†	Lease Agreement, dated May 9, 2007, between Registrant and LIG Insurance Co., Ltd. (English Translation)
4.7†	Lease Agreement, dated July 19, 2007, between Registrant and Jin-Ho Park (English Translation)
4.8†	Lease Agreement, dated November 29, 2007, between Registrant and AIG Global Real Estate Asia Pacific Inc. (English Translation)
11	Form of Code of Ethics (Incorporated by reference to Exhibit 99.1 of the Form F-1/A filed with the Securities and Exchange Commission on June 12, 2006 (333-134794).)
12.1†	Certification of Registrant’s Chief Executive Office, as required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification of Registrant’s Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1††	Certification of Registrant’s Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2††	Certification of Registrant’s Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002

†	Filed herewith

††	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GMARKET INC.

By:	/s/ Duckjun (D.J.) Lee
Duckjun (D.J.) Lee
Senior Managing Director and Chief
Financial Officer

Date: June 13, 2008

GMARKET INC.

Index
December 31, 2005, 2006 and 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GMARKET INC

In our opinion, the accompanying balance sheets and the related statements of income, of changes in convertible preferred shares and shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of GMARKET INC. (the “Company”) at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  Samil PricewaterhouseCoopers
Seoul, Korea

June 13, 2008

GMARKET INC.

Balance Sheets
December 31, 2006 and 2007

	2006		2007		2007
					(Unaudited)
					(Note 2)
	(In millions of won and in thousands of dollars,
	except per share data)

ASSETS
Current assets
Cash and cash equivalents	~~W~~	34,930	~~W~~	48,367	$51,685
Cash on deposit		134,398		190,000	203,035
Restricted cash		6,400		8,110	8,666
Accounts receivable, net		33,827		52,565	56,172
Current held-to-maturity securities		4,000		—	—
Other current assets		5,119		8,120	8,677

Total current assets		218,674		307,162	328,235

Long-term financial instruments		5,000		—	—
Property and equipment, net		19,582		23,577	25,194
Other assets		4,846		6,305	6,738

Total assets	~~W~~	248,102	~~W~~	337,044	$360,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts payable to sellers	~~W~~	103,599	~~W~~	147,300	$157,405
Accounts payable		19,242		22,727	24,286
Deferred revenue and advances		3,532		5,196	5,553
Sales incentive liabilities		6,608		8,619	9,210
Other current liabilities		6,854		8,336	8,908

Total current liabilities		139,835		192,178	205,362

Accrued severance benefits		1,397		2,781	2,972

Other liability		—		487	521

Total liabilities		141,232		195,446	208,855

Commitments and contingencies:		—		—	—

Shareholders’ equity
Common shares; ~~W~~100 par value; 187,423,500 and 187,423,500 shares authorized; and 49,506,210 and 49,747,035 shares issued and outstanding as of December 31, 2006 and 2007, respectively		4,951		4,975	5,316
Additional paid-in capital		86,445		88,080	94,122
Retained earnings		15,474		48,543	51,874

Total shareholders’ equity		106,870		141,598	151,312

Total liabilities and shareholders’ equity	~~W~~	248,102	~~W~~	337,044	$360,167

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

Statements of Income
For the Years Ended December 31, 2005, 2006 and 2007

	2005		2006		2007		2007
							(Unaudited)
							(Note 2)
	(In millions of won and in thousands of dollars, except per share data)

Revenues
Transaction fees	~~W~~	56,779	~~W~~	99,252	~~W~~	130,010	$138,929
Advertising and others		13,556		54,881		92,875	99,246

Total revenues		70,335		154,133		222,885	238,175
Costs and expenses
Cost of revenues		36,686		78,954		119,668	127,877
Sales and marketing		24,803		46,427		52,466	56,066
General and administrative		5,286		14,577		24,272	25,937

Total costs and expense		66,775		139,958		196,406	209,880
Operating income		3,560		14,175		26,479	28,295
Other income
Interest income		1,393		5,189		9,195	9,826
Others, net		—		202		49	53

Income before income tax expenses		4,953		19,566		35,723	38,174
Income tax expenses (benefits)		(133)		3,289		2,420	2,586

Net income	~~W~~	5,086	~~W~~	16,277	~~W~~	33,303	$35,588

Net income per share
— Basic	~~W~~	124	~~W~~	371	~~W~~	671	$0.72
— Diluted		108		345		659	$0.70
Weighted average number of common shares
— Basic		26,963,014		40,468,471		49,657,673	49,657,673
— Diluted		30,939,377		47,177,311		50,552,784	50,552,784

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit)
For the Years Ended December 31, 2005, 2006 and 2007

	Convertible															Total
	Redeemable			Convertible						Additional		Loan to				Shareholders’
	Preferred Shares			Preferred Shares			Common Shares			Paid-in		Employees For		Retained		Equity
	Shares	Amount		Shares	Amount		Shares	Amount		Capital		Stock Purchase		Earnings		(Deficit)
	(In millions of won except number of shares)

Balance at January 1, 2005	12,576,500	~~W~~	7,174	—	~~W~~	—	24,000,000	~~W~~	2,400	~~W~~	341	~~W~~	(142)	~~W~~	(5,724)	~~W~~	(3,125)
Loan to employees for stock purchase	—		—	—		—	—		—		—		(247)		—		(247)
Issuance of common shares from exercise of stock options	—		—	—		—	6,400,000		640		55		—		—		695
Stock-based compensation expense	—		—	—		—	—		—		122		—		—		122
Accretion to redemption price	—		165	—		—	—		—		—		—		(165)		(165)
Reclassification due to cancellation of redemption feature	(12,576,500)		(7,339)	12,576,500		7,339	—		—		—		—		—		—
Net income	—		—	—		—	—		—		—		—		5,086		5,086

Balance at December 31, 2005	—	~~W~~	—	12,576,500	~~W~~	7,339	30,400,000	~~W~~	3,040	~~W~~	518	~~W~~	(389)	~~W~~	(803)	~~W~~	2,366
Issuance of common stock	—		—	—		—	6,079,710		608		79,003		—		—		79,611
Exercise of stock options	—		—	—		—	450,000		45		12		—		—		57
Stock-based compensation expense	—		—	—		—	—		—		831		—		—		831
Reclassification to equity due to cancellation of redemption feature	—		—	(12,576,500)		(7,339)	12,576,500		1,258		6,081		—		—		7,339
Net income	—		—	—		—	—		—		—		—		16,277		16,277
Repayment of loan to employees for stock purchase	—		—	—		—	—		—		—		389		—		389

Balance at December 31, 2006	—	~~W~~	—	—	~~W~~	—	49,506,210	~~W~~	4,951	~~W~~	86,445	~~W~~	—	~~W~~	15,474	~~W~~	106,870
Issuance of common shares from exercise of stock options	—		—	—		—	240,825		24		130		—		—		154
Stock-based compensation expense	—		—	—		—	—		—		1,505		—		—		1,505
Impact of adopting Fin 48	—		—	—		—	—		—		—		—		(234)		(234)
Net income	—		—	—		—	—		—		—		—		33,303		33,303

Balance at December 31, 2007	—	~~W~~	—	—	~~W~~	—	49,747,035	~~W~~	4,975	~~W~~	88,080	~~W~~	—	~~W~~	48,543	~~W~~	141,598

	Convertible															Total
	Redeemable			Convertible			Common			Additional		Loan to				Shareholders’
	Preferred Shares			Preferred Shares			Shares			Paid-in		Employees for		Retained		Equity
	Shares	Amount		Shares	Amount		Shares	Amount		Capital		Stock Purchase		Earnings		(Deficit)
	(In thousands of Dollars except number of shares) (Note 2)(Unaudited)

Balance at December 31, 2006	—		$—	—		$—	49,506,210		$5,291		$92,375		$—		$16,536		$106,870

Issuance of common shares from exercise of stock options	—		—	—		—	240,825		25		139		—		—		164

Stock-based compensation expense	—		—	—		—	—		—		1,608		—		—		1,608

Impact of adopting Fin 48	—		—	—		—	—		—		—		—		(250)		(250)

Net income	—		—	—		—	—		—		—		—		35,588		35,588

Balance at December 31, 2007	—		$—	—		$—	49,747,035		$5,316		$94,122		$—		$51,874		$151,312

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

Statements of Cash Flows
For the Years Ended December 31, 2005, 2006 and 2007

	2005		2006		2007		2007
							(Unaudited)
							(Note 2)
	(In millions of won and in thousands of dollars)

Cash flows from operating activities
Net income	~~W~~	5,086	~~W~~	16,277	~~W~~	33,303	$35,588
Adjustments
Depreciation and amortization		1,196		3,347		6,667	7,124
Stock-based compensation expense		122		850		1,505	1,608
Provision for bad debt		(35)		283		386	412
Provision for severance benefits		522		1,039		1,647	1,760
Cumulative effect of changes in accounting principle, net		—		(19)		—	—
Deferred tax assets		(254)		(767)		(2,306)	(2,464)
Provision for loyalty program reserve		2,114		6,400		4,970	5,311
Others, net		2		134		224	242
Changes in operating assets and liabilities
Accounts receivable		(12,189)		(17,792)		(18,884)	(20,179)
Amounts payable to sellers		69,307		10,141		43,701	46,699
Accounts payable		8,174		8,383		3,485	3,724
Deferred revenue and advances		1,505		1,352		1,664	1,778
Other current assets		(2,096)		(2,328)		(1,399)	(1,495)
Other assets		(76)		21		33	35
Other current liabilities		1,196		2,635		(1,476)	(1,579)
Payment of accrued severance benefits		(559)		(71)		(262)	(280)

Net cash provided by operating activities		74,015		29,885		73,258	78,284

Cash flows from investing activities
Increase in cash on deposit, net		(39,200)		(88,827)		(50,602)	(54,073)
Increase in restricted cash, net		(600)		(4,300)		(1,710)	(1,827)
Increase in long-term financial instruments		(5,120)		(120)		—	—
Decrease(Increase) of held-to-maturity securities		(4,000)		—		4,000	4,274
Purchase of property and equipment		(7,309)		(14,749)		(10,614)	(11,342)
Decrease (increase) in other current assets		(15)		47		15	16
Increase in other assets, net		(418)		(3,960)		(1,064)	(1,138)

Net cash used in investing activities		(56,662)		(111,909)		(59,975)	(64,090)

Cash flows from financing activities
Issuance of common shares, net		695		79,668		154	165
Decrease (increase) in loan to employees for stock purchase		(247)		388		—	—

Net cash provided by financing activities		448		80,056		154	165

Net increase (decrease) in cash and cash equivalents		17,801		(1,968)		13,437	14,359
Cash and cash equivalents
Beginning of year		19,097		36,898		34,930	37,326

End of year	~~W~~	36,898	~~W~~	34,930	~~W~~	48,367	$51,685

Supplemental cash flow disclosures
Cash paid for income taxes	~~W~~	87	~~W~~	543	~~W~~	6,163	$6,586
Non-cash investing and financing activities:
Reclassification of held-to-maturity bond to current held-to-maturity bond	~~W~~	-	~~W~~	4,000	~~W~~	-	$—
Conversion of preferred stock to common stock	~~W~~	-	~~W~~	1,258	~~W~~	-	$—
Reclassification of financial instruments from non-current to cash on deposit	~~W~~	-	~~W~~	380	~~W~~	5,000	$5,343

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

Notes to Financial Statements
December 31, 2005, 2006 and 2007

1.	Description of Business

Gmarket, Inc (the “Company”) operates a retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive, end-to-end sales solution. Our e-commerce marketplace facilitates the purchase and sale of small and big volumes of products among a large number of buyers and sellers in a convenient, cost effective and secure manner. We derive our revenue primarily from transaction fees on the sale of products completed on our website, advertising service and membership fees. Our e-commerce marketplace is primarily located at www.gmarket.co.kr.

2.	Convenience Translation into United States Dollar Amounts (Unaudited)

The Company reports its financial statements using the Korean Won. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of ~~W~~935.8 to one Dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2007. Such translations should not be construed as representations that the Won amounts represent, have been, or could be, converted into, Dollars at that or any other rate.

3.	Significant Accounting Policies

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

Revenue recognition

The Company’s net revenues are derived from fees associated with our transaction, advertising services and membership programs. Revenues from transaction fees are derived from commissions paid by sellers on our e-commerce marketplace. Revenues from advertising are derived from the sale of online banners and premium listing and keyword search to sellers, and sale of advertisement to non-sellers. Other revenues are derived from the sale of membership programs and delivery services.

Transaction fees

Our e-commerce customers are sellers of merchandise from whom we receive commissions based on the gross merchandise value of each successfully executed transaction. In addition to providing the marketplace, we also facilitate the collection of cash from buyers and the remittance of that cash, net of our commission to our customer, the seller. The Company is not the primary obligor to the transaction between the seller and the buyer as the title to the goods passes directly from the seller to the buyer and the Company does not bear the risk of credit loss other than its own commission. Therefore, commissions earned by the Company are recorded as revenue, on a net basis, upon the completion of our services. Our standard market terms allow for the return of goods to the seller from the buyer within a seven day period from delivery date under certain circumstances after which we refund amounts collected to the buyer. We record a reserve for estimated refunds based on our historical experience as a reduction of revenues from transaction fees.

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

GMARKET INC.

Notes to Financial Statements — (Continued)

payment is confirmed and we can reasonably estimate the amount of future refunds based on our specific historical experience. As the buyer has only seven days from delivery date to return the goods purchased, we are able to compare our estimated refund returns for a period to the actual amount of returns for such period due to this short return period.

Advertising and other

The Company recognizes advertising and membership program revenue ratably over the term of the contract or subscription period. The duration of the banner and premium listing advertising has ranged from one day to one month, and the duration of membership program has ranged from three months to one year.

During 2006, the Company began to provide integrated and international delivery services where the Company contracts with couriers to provide product delivery services. The Company applied the guidance provided in EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent in recognizing integrated and international delivery service revenue on a gross basis.

Mileage program

Registered buyers may earn mileage through purchasing eligible products. Once a registered user has accumulated more than 10,000 miles, that user may convert those miles to G Cash (which in turn is convertible into cash). Effective July 2007, we changed the terms of our mileage program so that all unused accumulated miles will expire on the third anniversary of the date such miles were earned (previously set at five years). The mileage program reserve calculation incorporates judgments and assumptions regarding expected customer earnings and redemption patterns and is based on specific historical experience. In accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Resller of the Vendor’s Products), the Company records the sales incentive as a reduction of revenue. Changes in mileage program reserves for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of won)

Balance at beginning of year	~~W~~	411	~~W~~	1,980	~~W~~	3,565
Provision for mileage program reserves		2,114		3,640		3,220
Redemptions		(545)		(2,055)		(2,876)

Balance at end of year	~~W~~	1,980	~~W~~	3,565	~~W~~	3,909

Discount coupons and stamps

The Company accounts for discount coupons and stamps as sales incentives in accordance with EITF 01-09. Accordingly, the Company recognizes the cost of these sales incentives at the later of the date at which the related revenue is recognized by the Company, or the date at which the sales incentive is offered. The Company classifies the cost of the sales incentives as a reduction of revenue. Discount coupons can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. Stamps are mainly used to enter events where the buyer has a chance of winning a discount coupon or some other prize. A reserve is recorded on our balance sheet until the coupons or stamps are used in a purchase transaction or until the sales incentive expires. The reserve is measured based on the Company’s best estimate of the fair value associated with utilization of the coupons and stamps. An important factor used in the estimate for the stamp reserve is the amount per stamp that the Company receives from sellers for stamps issued by sellers to buyers. In cases where a buyer earns a stamp as a result of a purchase transaction and then successfully converts this stamp into a coupon, the related reserve in respect of the stamp is released and a reserve is created in respect of the discount coupon.

GMARKET INC.

Notes to Financial Statements — (Continued)

Changes in discount coupons and stamps reserves for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of won)

Balance at beginning of year	~~W~~	—	~~W~~	283	~~W~~	3,043
Issuance		308		6,637		10,027
Utilization		(25)		(3,877)		(8,360)

Balance at end of year	~~W~~	283	~~W~~	3,043	~~W~~	4,710

Cost of revenues

Cost of revenues consists of credit card fees and charges from bank and other institutions, click through fees that we pay to portals and search engines, network and systems maintenance fees, salaries and other benefits relating to transactions, depreciation and amortization relating to our e-commerce platform.

Sales and marketing

Sales and marketing expenses are comprised primarily of advertising, promotions and fees paid to third-party service provider that operates the Company’s call center, all of which are expensed as incurred. Expenses incurred by the marketing department related to marketing and promotion are recorded as sales and marketing expenses under operating expenses.

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~14,037 million, ~~W~~27,350 million and ~~W~~31,962 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Research and development costs

The Company’s research and development costs, which are personnel expenses incurred in connection with research and development activities, are expensed as incurred and included in general and administrative expenses. The Company incurred ~~W~~475 million, ~~W~~2,934 million and ~~W~~5,401 million for the years ended December 31, 2005, 2006 and 2007, respectively as research and development.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. Cash equivalents include demand deposit and investments in money market mutual funds.

Cash on deposit and long-term financial instruments

Cash on deposit includes time deposits, with maturities greater than three months but less than one year. Long-term financial instruments include deposits, with maturities greater than one year.

Restricted cash

Restricted cash consists of cash on deposit pledged as collateral to credit card companies to secure transactions as well as cash on deposit as required by the E-Commerce Consumer Seller Protection Act. As the restrictions renew every year, the restricted cash amounts are classified as current assets.

GMARKET INC.

Notes to Financial Statements — (Continued)

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

Accounts receivable balances consist of amounts owed to us by buyers of merchandise on our website and our advertising customers, payment for which is settled through credit cards and electronic bank transfers. The credit card companies are responsible for remitting to us the transaction amount after deducting their fixed service fees ranging between approximately 2.0% and 3.0%. We maintain an allowance for doubtful accounts based upon our actual experience.

Held-to-maturity securities

Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are carried at amortized cost and are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value.

Property and equipment

Property and equipment consist of furniture and fixtures, leasehold improvements, servers and equipment and software. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which ranges from three to five years, depending on the type of asset.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

Intangible assets

Intangible assets consist of patent, website development cost, and others. Intangible assets are stated at historical cost less accumulated amortization, which is computed using the straight-line method, applied over the estimated useful life of the intangible asset, which is three years.

Amortization of intangible assets for the years ended December 31, 2005, 2006 and 2007 were ~~W~~10 million, ~~W~~23 million and ~~W~~47 million, respectively.

Accounting for the impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flow the assets are expected to generate. During 2005, 2006 and 2007, no amount was recorded as impairment loss of long-lived assets.

If such assets are deemed to be to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long-lived assets.

GMARKET INC.

Notes to Financial Statements — (Continued)

Amounts payable to sellers

Our contractual terms with sellers require us to remit the proceeds from each transaction (net of commission) to the seller between seven and 30 days after the completion of the transaction. This time lag generally allows the Company to process all credits and other adjustments to the selling price with the buyer. These amounts are presented as amounts payable to sellers in the financial statements.

Internal -use software and website development cost

We apply the provisions of EITF 00-2, Accounting for Web Site Development Costs. Our policy is to expense the costs incurred in the preliminary project and post implementation stage of the development effort and the subsequent costs associated with maintaining our website. We capitalize costs associated with the application development stage of the project. However, during the years ended December 31, 2005, 2006 and 2007, we did not make significant enhancements to our website that required capitalization under our policy.

Accrued severance benefits

Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.

The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the National Pension Service in 2005, 2006 and 2007 was ~~W~~143 million, ~~W~~353 million and ~~W~~652 million respectively.

Accounting for stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123(R), Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using straight-line method.

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant and recognizes compensation cost as if all awards are expected to vest, recognizing forfeitures as they expect to occur. Refer to note 15 for details of our assumptions used in calculating the fair value of our stock options.

Foreign currency transactions

Net gains and losses resulting from foreign exchanges transactions are included in Others, net in the statements of income.

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

GMARKET INC.

Notes to Financial Statements — (Continued)

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not to be sustained upon tax examination, based on the technical merits of the position. In May 2007, the FASB issued FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FIN 48-1”). FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted the provisions of FIN 48 and FIN 48-1 on January 1, 2007 and, as a result of the implementation of FIN 48, the Company recognized a ~~W~~487 million increase in the liability for unrecognized tax benefits, of which ~~W~~234 million was accounted for as a reduction to the January 1, 2007, balance of retained earnings balance and ~~W~~253 million was accounted for as a current period expenses. See Note 16 — “Income Taxes.”

Earnings per share

Basic earnings per share is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share is computed by dividing net income (loss) applicable to shareholders by the weighted average number of shares outstanding, increased by common share equivalents. Common share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 went into effect on January 1, 2008 and the adoption of SFAS No. 159 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2007, EITF reached a consensus on an issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”), that would require realized income tax benefits from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options to be recognized as an increase to additional paid-in capital. In addition, EITF 06-11 would require that dividends on equity-classified share-based payment awards be reallocated between retained earnings (for awards expected to vest) and compensation cost (for awards not expected to vest) each reporting period to reflect current forfeiture estimates. For the Company, EITF 06-11 must be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning January 1, 2008, as well as interim periods within those fiscal years. Early application would be permitted as of the beginning of a fiscal year for which interim or annual financial statements have not yet been issued. The adoption of EITF 06-11 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling (minority) interests in an acquiree, and any goodwill acquired in a business combination or gain recognized from a bargain purchase. For the Company, SFAS No. 141(R) must be applied prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The impact to the Company of

GMARKET INC.

Notes to Financial Statements — (Continued)

applying SFAS No. 141(R) for periods subsequent to implementation will be dependent upon the nature of any transactions within the scope of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For the Company, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. The adoption of SFAS No. 160 does not have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	a tabular summary of the fair values of derivative instruments and their gains and losses

•	disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact of adopting this standard.

4.	Restricted Cash

The amount of restricted cash, which consists of cash on deposit pledged as collateral to credit card companies as well as cash on deposit as required by the E-Commerce Consumer Seller Protection Act, was ~~W~~6,400 million, and ~~W~~8,110 million as of December 31, 2006 and 2007, respectively.

5.	Long-term Financial Instruments

As at December 31, 2006 the Company’s held long-term financial instruments consisting of long term deposits of ~~W~~5,000 million which mature on November 28, 2008. As of the December 31, 2007 the amounts on deposit were reclassified from non-current to current because of the maturity date of November 28, 2008.

6.	Held-to-maturity securities

The Company’s held-to-maturity securities matured on September 28, 2007. The securities had consisted of investments in corporate bonds, and were recorded at cost approximating their fair value. The interest rate for the Company’s investment was 4.8% per annum until the maturity date of September 28, 2007.

GMARKET INC.

Notes to Financial Statements — (Continued)

7.	Accounts Receivable

Included within the accounts receivable balance as of December 31, 2007 is ~~W~~13,612 million receivable from Mobilians (a mobile phone payment solution provider), ~~W~~9,198 million from BC Card and ~~W~~5,510 million from Samsung Card. There are no other balances with any parties that represent greater than 10% of the total accounts receivable balance.

8.	Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of won)

Balance at beginning of year	~~W~~	153	~~W~~	118	~~W~~	333
Provision for allowances		8		215		172
Reversal		(43)		—		—

Balance at end of year	~~W~~	118	~~W~~	333	~~W~~	505

9.	Property and Equipment, Net

Property and equipment as of December 31, 2006 and 2007 consist of the following:

	2006		2007
	(In millions of won)

Furniture and fixtures	~~W~~	1,907	~~W~~	2,837
Servers and equipment		18,042		24,007
Purchased software		4,579		8,299

		24,528		35,143
Less: accumulated depreciation and amortization		(4,946)		(11,566)

	~~W~~	19,582	~~W~~	23,577

Depreciation and amortization of property and equipment for the years ended December 31, 2005, 2006 and 2007 were ~~W~~1,186 million, ~~W~~3,324 million and ~~W~~6,620 million, respectively.

10.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of won)

Balance at beginning of year	~~W~~	465	~~W~~	428	~~W~~	1,397
Provisions for severance benefits		522		1,039		1,647
Severance payments		(559)		(70)		(263)

Balance at end of year	~~W~~	428	~~W~~	1,397	~~W~~	2,781

11.	Commitments and Contingencies

The Company has a lease contract with LIG insurance for 5,709 square meters of office space used as our headquarters in Seoul, Korea, beginning in February 2006. The lease may be renewed for subsequent one-year terms. We renewed the lease on February 28, 2007 which expires on February 29, 2008. We paid a security deposit

GMARKET INC.

Notes to Financial Statements — (Continued)

in connection with this lease in the amount of approximately Won 0.81 billion (US$0.87 million). The lease payment due by February 29, 2008 is Won 0.32 billion (US$0.35 million). We subsequently renewed the lease on February 29, 2008 which expires on February 29, 2009.

The Company has a lease contract with Fine Tower for 4,589 square meters of office space in Seoul, Korea, which commenced on October 20, 2006 and ends on October 20, 2008. We paid a security deposit in connection with this lease in the amount of approximately Won 3.82 billion (US$4.08 million). The lease payment due by October 20, 2008 is Won 0.95 billion (US$1.01 million).

The Company has contracts with third parties to outsource the management of its servers and network. The contracts are renewed annually. The Company recorded expense of ~~W~~2,859 million, ~~W~~3,270 million and ~~W~~5,067 million under the contracts for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company has a contract with a third party to outsource its call center services. The contract is renewed annually. The Company recorded expense of ~~W~~6,625 million, ~~W~~11,642 million and ~~W~~11,333 million under the contract for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company is subject to various legal and government proceedings incidental to the normal conduct of business, including, but not limited to, several claims, suits and actions relating to intellectual property related matters, as well as actions with respect to products sold on our website. In the opinion of the management, outcome of and liabilities in excess of what has been provided for related to these or other proceedings, in the aggregate, are not likely to be material to the financial condition or result of operations.

12.	Stock Split

On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. Holders of the Company’s common shares and preferred shares as of record date of December 2, 2005 received 29,792,000 and 12,324,970 additional shares, respectively. Basic and diluted earnings per share were ~~W~~671 and ~~W~~659 per share, respectively, for the year ended December 31, 2007. The financial statements retroactively reflect the impact of the stock split.

13.	Convertible Preferred Shares

On December 30, 2004, the Company issued 12,576,500 shares of Series A convertible redeemable preferred shares (the “Preferred Shares”) with a par value of ~~W~~100 per share for total proceeds of ~~W~~7,907 million, less issuance costs of ~~W~~733 million.

The issue price of the Preferred Shares was denominated in United States Dollars at $0.60 per share. Based on the exchange rate between the Dollars and the Won on the date the transaction was completed (US $1 = ~~W~~1,040.40), the Company received ~~W~~629 per share or total gross proceeds of ~~W~~7,907 million.

On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. As a result of the stock split, the total outstanding Preferred Shares became 12,576,500 shares.

On June 19, 2006, all of the Preferred Shares were converted to Common Shares.

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

GMARKET INC.

Notes to Financial Statements — (Continued)

Liquidation preference

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Securities, the holders of Preferred Shares shall be entitled to be paid out of the remaining assets of the Company legally available for distribution with respect to each Preferred Share an amount in cash equal to the sum of ~~W~~639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares.

Conversion

Outstanding Preferred Shares may be converted at any time from the issue date to the twentieth anniversary of the issue date, at the option of the holder thereof, into fully paid and non-assessable common shares. The number of common shares to be delivered will be the number of Preferred Shares multiplied by the original issue price divided by the conversion price, rounding the resulting number down to the nearest whole number of conversion shares. The conversion price means the price per conversion share at which conversion shares will be delivered upon conversion, which is stated in Korean won at ~~W~~639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares. If any Preferred Shares have not been converted into common shares as of the date one business day prior to the pricing of the qualified IPO, such Preferred Shares shall be automatically converted to common shares without any further action by, consent of or notice from, the respective holders of such Preferred Shares.

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

Redemption

At any time on or after the fifth anniversary of the issue date and on or before the twentieth anniversary of the issue date and upon notice by the holders of at least 66 2/3% of the then outstanding Preferred Shares, the Company shall redeem the specified number of Preferred Shares. The price payable for each redeemed share of Preferred Shares shall be the sum ~~W~~639, plus any accrued but unpaid dividends thereon, in each case as adjusted for any stock dividends, combinations or splits or similar events with respect to such shares.

On December 2, 2005, the holders of outstanding Preferred Shares elected to delete the redemption provisions of the Preferred Shares by amending the articles of incorporation. However, in accordance with EITF D-98, Classification and Measurement of Redeemable Securities and Rule 5-02.28 of Regulation S-X, the preferred shares still have redemption characteristics that are not solely within the control of the Company and therefore remain as a temporary equity.

Accretion of Beneficial Conversion Feature (“BCF”)

A beneficial conversion feature (“BCF”) is measured at the date of issuance when a share of preferred stock is convertible into common stock and the fair market value of the underlying common stock at the date of issuance is in excess of the preferred share purchase price. At the date of issuance of the Preferred Shares in December 2004,

GMARKET INC.

Notes to Financial Statements — (Continued)

the fair market value of the underlying common stock at the date of issuance was less than the conversion price and therefore, the Company did not record a BCF.

14.	Common Shares

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

15.	Stock Option Grants

The Company may grant to its officers and employees stock options to purchase the common shares of the Company up to the lesser of 30% of all shares issued and outstanding or the rate permitted by applicable laws and regulations, by a special resolution at a general meeting of shareholders pursuant to the Company’s articles of incorporation and applicable laws and regulations.

Options granted before 2005 vest over a two year period from grant date and expire after nine years. Options granted during 2005, 2006 and 2007 vest 50% after two years with the remaining 50% vesting monthly in equal increments over the following 24 months and expire between nine and eleven years after grant date. Vesting of options is contingent on the employee remaining in employment during the vesting period. We record compensation expense based on the grant date fair value using the Black-Scholes model and the straight-line amortization method. To determine the fair value of equity-based awards at the date of grant, we utilized the following weighted average assumptions for grants in 2005, 2006 and 2007.

	2005	2006	2007

Expected volatility	70%	70%	65.6 ~73.4%
Weighted-average volatility	70%	70%	72.3%
Expected dividends	0%	0%	0%
Expected term(in years)	3	3	3
Risk free interest rate	4.06% ~4.43%	4.79%	4.75 ~5.33%

For the years ended December 31, 2005, 2006 and 2007, the Company recorded ~~W~~122 million, ~~W~~850 million and ~~W~~1,505 million, respectively, as stock-based compensation expense.

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended is presented below

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
		Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value
					(Million)

Outstanding at January 1, 2007	1,573,000	~~W~~	4,623
Granted	500,000		16,702
Forfeited	90,709		9,240
Exercised	240,825		640

Outstanding at December 31, 2007	1,741,466		8,401	7.3	~~W~~	26,052

Vested and exercisable at December 31, 2007	396,577		3,723	6.9		7,788
Expected to vest at December 31, 2006	1,314,307		4,460	8.0		23,412
Expected to vest at December 31, 2007	1,091,732		9,775	7.4		14,833

GMARKET INC.

Notes to Financial Statements — (Continued)

The weighted-average grant-date fair value of options granted during the years 2005, 2006, and 2007 was ~~W~~2,317, ~~W~~4,200, and ~~W~~8,181, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006, and 2007, was ~~W~~21,184 million , ~~W~~3,858 million, and ~~W~~ 3,711 million, respectively.

As of December 31, 2007, there was ~~W~~4,472 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of shares vested during the years ended December 31, 2005, 2006, and 2007, was ~~W~~162 million, ~~W~~44 million, and ~~W~~1,435 million, respectively.

Cash amounting to ~~W~~154 million was received in respect of stock options exercised during 2007.

16.	Income Taxes

Income tax expense for the years ended December 31, 2005, 2006 and 2007 consist of the following:

	2005		2006		2007
	(In millions of won)

Current income taxes	~~W~~	121	~~W~~	4,056	~~W~~	4,725
Deferred income taxes		(254)		(767)		(2,305)

Total income tax expenses (benefits)	~~W~~	(133)	~~W~~	3,289	~~W~~	2,420

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of won)

Current deferred income tax assets (liabilities)
Accrued expenses	~~W~~	141	~~W~~	373	~~W~~	1,078
Accrued income		(415)		(798)		(1,539)
Loyalty program reserves		311		909		2,370
Other		176		176		581

		213		660		2,490
Less : Valuation allowance		—		—		—

Current deferred income tax assets	~~W~~	213	~~W~~	660	~~W~~	2,490

	2005		2006		2007
	(In millions of won)

Non-current deferred income tax assets (liabilities)
Provisions for severance benefits	~~W~~	27	~~W~~	231	~~W~~	497
Depreciation and amortization		14		130		339

Non-current deferred income tax assets	~~W~~	41	~~W~~	361	~~W~~	836

The Company had available loss carryforwards of ~~W~~3,191 million at December 31, 2004, which were utilized during 2005, and available investment tax credits carryforwards of ~~W~~89 million at December 31, 2005 which was used in 2006.

Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during the temporary differences reverse.

GMARKET INC.

Notes to Financial Statements — (Continued)

The Company generated sufficient taxable profits during the years ended December 31, 2005, 2006 and 2007, such that, management determined that it is more likely than not that the Company will realize its deferred tax assets in the future and, accordingly, has not recorded a valuation allowance at December 31, 2005, 2006 and 2007.

The statutory income tax rate applicable to the Company was 27.5% in 2005, 2006 and 2007.

As an eligible venture company under the Special Tax Treatment Control Law of Korea, the Company is entitled to a reduced tax rate of 13.75% for taxable income directly generated from operations, which is 50% of the statutory tax rate and effective until 2007. From January 1, 2008, the Company is entitled under the Special Tax Treatment Control Law of Korea to a reduced tax rate of 24.75% for taxable income directly generated from operations, which is 90% of the statutory tax rate. This reduced rate is currently effective until December 31, 2008, however, we expect that it will continue to be effective until December 31, 2009, subject to the renewal of the Special Tax Treatment Control Law in 2009. The company applied this rate for the temporary differences in calculating the deferred income taxes as of December 31, 2007.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2005		2006		2007
	(In millions of won)

Tax expense at Korean statutory tax rate	~~W~~	1,362	~~W~~	5,381	~~W~~	9,811
Income tax exemption		(464)		(2,129)		(5,497)
Income tax credits		(313)		(164)		(2,321)
Change in deferred income tax assets due to initial application of income tax exemption		622		—		—
Expense not deductible for tax purpose		82		221		427
Change in valuation allowances		(1,418)		—		—
Other		(4)		(20)		—

Total income tax expense (benefits)	~~W~~	(133)	~~W~~	3,289	~~W~~	2,420

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately a ~~W~~220 million increase in the liability for unrecognized tax benefits and ~~W~~14 million of interest accrued, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions of won)

Balance at January 1, 2007	220
Additions based on tax positions related to the current year	233
Balance at December 31, 2007	453

At December 31, 2007, the Company had a liability for unrecognized tax benefits of ~~W~~453 million, which if recognized would effect the effective tax rate, and an accrual of ~~W~~34 million for the payment of related interest. During 2007, the Company recognized ~~W~~233 million of unrecognized tax benefits and ~~W~~20 of interest accrued. Interest accrued is recorded within other liabilities on the balance sheet and as income tax expenses in the statement of income. The Company’s policy is to record any penalties associated with uncertain tax positions as income tax expense in the statement of income.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

GMARKET INC.

Notes to Financial Statements — (Continued)

The Company is subject to taxation in the Republic of Korea. The Company’s tax years for 2003, 2004, 2005, 2006, and 2007 are subject to examination by the tax authorities. With few exceptions, the Company is no longer subject to Korea national or local examinations by tax authorities for years prior to 2003.

17.	Earnings Per Share

The components of basic and diluted earnings per share are as follows:

	2005		2006		2007
	(In millions of won except number of
	common shares and per share amount)

Basic earnings per shares
Net income	~~W~~	5,086	~~W~~	16,277	~~W~~	33,303
Accretion to redemption price		(165)		—		—
Amounts allocated to participating preferred shareholders		(1,565)		(1,260)		—

Net income applicable to common shareholders		3,356		15,017		33,303

Weighted average common shares outstanding		26,963,014		40,468,471		49,657,673
Basic earnings per share	~~W~~	124	~~W~~	371	~~W~~	671
Diluted earnings per shares
Net income	~~W~~	5,086	~~W~~	16,227	~~W~~	33,303
Accretion to redemption price		(165)		—		—
Amounts allocated to participating preferred shareholders		(1,565)		—		—

Net income applicable to common shareholders		3,356		16,277		33,303

Weighted average common shares outstanding		26,963,014		40,468,471		49,657,673
Assumed exercise of stock option		3,976,363		851,293		895,110
Assumed convert of convertible preferred shares		—		5,857,548		—

Adjusted weighted average shares-diluted		30,939,377		47,177,311		50,552,784
Diluted earnings per share	~~W~~	108	~~W~~	345	~~W~~	659

18.	Related Party Transactions

We had loans to executive officers and employees for housing amounting to ~~W~~62 million as of December 31, 2005, and to employees for housing amounting to ~~W~~15 million, at an annual interest rate of 5% for 1 year or 2 years which are recorded as other current assets or other assets in these financial statements. As of December 31, 2005, the Company had non-interest bearing loans to directors, executive officers and employees for stock purchases amounting to W389 million, which were fully repaid during 2006.

Interpark Corporation, Yahoo! Inc. and Yahoo! Korea are major shareholders and related parties of the Company. The Company considers Interpark Corporation and its subsidiaries, Yahoo! Inc. and Yahoo! Korea to be related parties.

GMARKET INC.

Notes to Financial Statements — (Continued)

During the years ended December 31, 2005, 2006 and 2007, there were transactions with the Company’s related parties as follows:

	2005		2006		2007
	(In millions of won)

Revenue	~~W~~	23	~~W~~	210	~~W~~	417
Purchase		—		—		—
Operating expenses		3,109		3,652		4,049
Accounts receivable		1		42		29
Leasehold and other deposits		267		114		—
Amounts payable to sellers		43		335		807
Accounts payable and accrued expenses		365		457		568