Form 20-F
period 2008-12-31
Gmarket Inc.
filed 2009-03-16
CIK 1365241

As filed with the Securities and Exchange Commission on March 16, 2009
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 000-52060

GMARKET INC.
(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of Korea (Jurisdiction of incorporation or organization)

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 100: 50,331,740

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one share of our common stock;

•	“Government” is to the government of The Republic of Korea;

•	“Gmarket,” “the Company,” “we,” “us,” “our,” or “our company” are to Gmarket Inc.;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“our website” are to our e-commerce marketplace located at www.gmarket.co.kr or www.gmarket.com;

•	“US$,” “U.S. dollars,” “US dollars,” or “Dollars” are to the currency of the United States of America; and

•	“Won,” “Korean Won,” or “~~W~~,” are to the currency of The Republic of Korea.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on February 28, 2009, which was Won 1,532.8 to US$1.00.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F for the year ended December 31, 2008 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward-looking statements include, but are not limited to, the following:

•	our ability to anticipate and respond to various competitive factors affecting our industry, in particular the retail e-commerce industry in Korea, including new services that may be introduced, changes in consumer preferences and confidence levels, and discount pricing strategies by competitors;

•	the effect that economic, political or social conditions in Korea have on the volume of transactions on our e-commerce marketplace and our results of operations;

•	the effect that the current global financial crisis and global economic recession will or may have on our business prospects, financial condition and results of operations;

•	our plans to implement our strategic initiatives, including building our brand and user base, developing website enhancements and pursuing growth outside of Korea;

•	our future business development and prospects, results of operations and financial condition;

•	our ability to attract new customers and retain existing customers;

•	our ability to implement security processes to guard against hacking or information loss or prevent listing of counterfeit or illegal products on our website;

•	the expected growth of the Korean retail e-commerce industry, development of the widespread use of the Internet and development of e-commerce in Korea; and

•	our ability to expand our network and system infrastructure to support increased traffic and expanded services.

We caution you not to place undue reliance on any forward-looking statement which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are based on our management’s current expectation, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; recent global economic events including, but not limited to, the significant downturn in the global economic and financial markets, changes in business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of economic growth generally, and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this annual report, and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We undertake no obligation to update or revise any forward-looking statement to reflect future events or circumstances.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

You should read the selected financial data below in conjunction with the financial statements and the related notes included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2006, 2007 and 2008 are derived from our audited financial statements and related notes thereto included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2004 and 2005 are derived from our audited annual financial statements and related notes thereto not included herein. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Years Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
											(Unaudited)
	(In billions of Korean Won and millions of US dollars, except per share data)

Revenues:
Transaction fees	~~W~~	12.04	~~W~~	56.78	~~W~~	99.25	~~W~~	130.01	~~W~~	152.26	US$	99.33
Advertising and other		2.10		13.56		54.88		92.88		126.42		82.48

Total revenues		14.14		70.34		154.13		222.89		278.68		181.81
Costs and expenses:
Cost of revenues		8.42		36.69		78.95		119.67		144.47		94.25
Sales and marketing		5.36		24.80		46.43		52.47		54.83		35.77
General and administrative		1.91		5.29		14.57		24.27		29.75		19.41

Total costs and expenses		15.69		66.78		139.95		196.41		229.05		149.43

Operating Income (loss)		(1.55)		3.56		14.18		26.48		49.63		32.38
Other income (expenses):
Interest income		0.13		1.40		5.19		9.20		15.78		10.29
Others, net		(0.02)		—		0.20		0.04		0.99		0.64

Income (loss) before income tax expenses		(1.44)		4.96		19.57		35.72		66.40		43.31
Income tax benefits (expenses)		—		0.13		(3.29)		(2.42)		(10.01)		(6.53)

Net income (loss)		(1.44)		5.09		16.28		33.30		56.39		36.78

Accretion of preferred shares to redemption price		—		(0.17)		—		—		—		—
Amount allocated to participating preferred shareholders		—		(1.56)		(1.26)		—		—		—

Net income (loss) applicable to common shareholders		(1.44)		3.36		15.02		33.30		56.39		36.78
Earnings per share — basic		(60)		124		371		671		1,126		0.73
Earnings per share — diluted		(60)		108		345		659		1,111		0.72
Weighted average number of shares — basic(2)		24,000,000		26,963,014		40,468,471		49,657,673		50.088,204		50,088,204
Weighted average number of shares — diluted(2)		24,000,000		30,939,377		47,177,311		50,552,784		50,766,344		50,766,344

Notes:

(1)	For convenience only, the Won amounts are expressed in Dollars at the rate of Won 1,532.8 to US$1.00, the noon buying rate in effect as of February 28, 2009 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represented all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent number of our common shares.

	As of December 31,
	2004		2005		2006		2007		2008		2008(1)
											(Unaudited)
	(In billions of Won and in millions of US dollars)

Assets
Cash and cash equivalents	~~W~~	19.10	~~W~~	36.90	~~W~~	34.93	~~W~~	48.37	~~W~~	79.47	US$	51.85
Cash on deposit		6.10		45.30		134.40		190.00		217.00		141.57
Restricted cash		1.50		2.10		6.40		8.11		10.10		6.59
Total current assets		30.90		103.06		218.67		307.16		405.55		264.58
Total assets		33.14		121.06		248.10		337.04		452.19		295.01
Amounts payable to sellers		24.15		93.46		103.60		147.30		184.22		120.19
Total current liabilities		28.63		110.92		139.84		192.18		242.81		158.41
Total liabilities		29.10		111.35		141.23		195.44		248.37		162.03
Convertible redeemable preferred shares(2)		7.17		—		—		—		—		—
Convertible preferred shares(2)		—		7.34		—		—		—		—
Total shareholders’ equity (deficit)		(3.13)		2.37		106.87		141.60		203.82		132.98
Total liabilities, preferred shares and shareholders’ equity		33.14		121.06		248.10		337.04		452.19		295.01

Notes:

(1)	For convenience only, the Won amounts are expressed in Dollars at the rate of Won 1,532.8 to US$1.00, the noon buying rate in effect as of February 28, 2009 as quoted by the Federal Reserve Bank of New York.

(2)	On June 6, 2006, 12,576,500 of our preferred shares, which represented all of our issued and outstanding Series A convertible preferred shares, were converted to an equivalent number of our common shares.

	As of and for the Years Ended December 31,
	2004		2005		2006		2007		2008		2008(1)

Operating Data
GMV(2)	~~W~~	224.50	~~W~~	1,080.86	~~W~~	2,268.20	~~W~~	3,248.66	~~W~~	3,986.01	US$	2,600.48
Aggregate registered users(3) (000’s)		2,388		7,191		10,967		13,674		15,685		15,685
Average monthly unique visitors(4) (000’s)		4,859		12,368		16,476		17,787		18,111		18,111

Notes:

(1)	For convenience only, the Won amounts are expressed in Dollars at the rate of Won 1,532.8 to US$1.00, the noon buying rate in effect as of February 28, 2009 as quoted by the Federal Reserve Bank of New York.

(2)	In billions of Won and millions of Dollars. Gross merchandise value, or GMV, represents the aggregate value of all products and services sold on our website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. Therefore, we believe that for an e-commerce company such as ourselves, GMV provides additional information on our operating performance. However, GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than we do.

(3)	Includes cumulative number of buyers and sellers who have registered with us as of the end of each period.

(4)	Source: Metrix Corporation. Unique visitors represent the number of separate visitors that visit our website each month as published by Metrix Corporation and the average monthly unique visitors for a calendar year represent the average number of unique visitors over a 12-month period.

Exchange Rates

The following table sets forth information concerning the noon buying rate for the years 2004 through 2008 and for each month during the previous six months through February 28, 2009, expressed in Won per US dollar.

	At End of		Average
Period	Period		Rate(1)		High		Low

2004	~~W~~	1,035.1	~~W~~	1,139.3	~~W~~	1,195.1	~~W~~	1,035.1
2005		1,010.0		1,023.2		1,059.8		997.0
2006		925.4		950.1		913.7		1,002.9
2007		935.8		928.0		950.2		903.2
2008		1,262.0		1,098.7		1,507.9		935.2
September, 2008		1,206.3		1,134.9		1,206.3		1,081.2
October, 2008		1,277.5		1,328.8		1,467.7		1,194.9
November, 2008		1,468.0		1,398.7		1,507.9		1,262.0
December, 2008		1,262.0		1,361.6		1,479.0		1,257.4
January, 2009		1,380.0		1,354.4		1,391.5		1,292.3
February, 2009		1,532.8		1,439.6		1,532.8		1,368.7

Source: Federal Reserve Bank of New York

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

While we believe we currently have an established and well-known brand name in Korea, the retail e-commerce industry in Korea is very competitive and we may be subject to intense competition and lose our market position as a result of increased competition. We believe that the recent decision by CJ Home Shopping, a subsidiary of a well-known Korean food and entertainment conglomerate, and GS Home Shopping to discontinue their marketplace business in 2008 is evidence of the impact of the intense competition in our industry. We expect competition in our industry to continue as a result of a variety of factors, including the consolidation of existing e-commerce companies and new entrants to the market.

Our competition is currently largely made up of established e-commerce marketplaces operated by large, well-financed companies. Our major competitors include Auction.co.kr, an e-commerce marketplace operated by

Internet Auction Co., Ltd., a subsidiary of eBay Inc.; 11st, a division of SK Telecom Co., Korea’s leading telecommunications service provider in terms of market share based on subscribers and revenue; online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com and Interpark Corporation, our largest shareholder.

In addition, as the barriers to entry for Internet-related businesses are relatively low, there are potential entrants into the e-commerce industry from traditional and non-traditional retailers, including Internet portals, telecom operators and cable service providers. Further, emerging technologies, including mobile commerce, Internet Protocol Television (IPTV), Digital Multimedia Broadcasting (DMB), among others, may allow other competitors to compete with us in the future.

Our ability to compete effectively against current and future competition may be impacted by our being designated a “market dominant player” by the Korean Fair Trade Commission, or KFTC. In November 2007, the KFTC determined that we are a “market dominant player” as defined under the Monopoly Regulation and Fair Trade Act, or MRFTA, and imposed an administrative fine in the amount of Won 135 million for allegedly committing unfair trade practices. A “market dominant player” under the MRFTA is restricted in engaging in certain acts that are considered to be unfair trade practices, such as using its market position to fix prices or interfering with other companies’ business activities. We may be subject to additional fines and other sanctions if the KFTC finds any violations under the MRFTA. We paid the original fine and are in the process of appealing the KFTC’s and Seoul High Court’s determination that we are a “market dominant player” to the Supreme Court of Korea, but no assurance can be given that the Supreme Court will ultimately overturn the lower court’s ruling. See Item 4.B. “Business Overview — Laws and Regulations.” and Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

Current and future conditions in the global economy may have a material adverse effect on our business prospects, financial condition and results of operations.

Our business and operating results are dependent on consumer confidence and general economic conditions. As a result of recent global economic developments, including the credit market crisis, the downturn in global economic and financial markets, fluctuating commodity prices, and other challenges currently affecting the global economy, consumer and business confidence has dropped globally, including in Korea. Our buyers may experience cash flow shortage and reduced consumer spending power and, as a result, we may experience reduced sales of products or services on our website. Our existing and potential sellers may experience deterioration of their business, difficulties in obtaining financing and delays or cancellations of plans to list products or services or purchase advertising on our website. Our vendors may also experience financial difficulties and request changes in their terms of service with us or otherwise be unable to fulfill their obligations to us in a timely manner. While the significant economic challenges, the volatile financial markets and the uncertain consumer environment make it difficult for us to predict the overall impact on the e-commerce marketplace business, such difficult economic times may reduce our GMV and the transaction volume on our website and may have a material adverse impact on our revenues, results of operations, financial condition, and cash flows.

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

In order to pursue our growth outside of Korea, we established a Japanese-language website targeted at the Japanese market in December 2007 and an English-language website targeted at the Singaporean market through a partnership with Yahoo! Southeast Asia Pte. Ltd., or Yahoo! Southeast Asia, in November 2008. See Item 7.B. “Related Party Transactions.” No assurance can be given that our experience and know-how in building and growing our Korean e-commerce business will aid us in marketing and expanding a successful e-commerce business in Japan, Singapore or other overseas markets as e-commerce market characteristics and consumer preferences differ in the different geographic markets. To date, we have not made any major investments in other companies or acquisitions, and our management does not have experience acquiring other companies and integrating the businesses and personnel of such companies into our organization.

We may need to obtain additional funds to make future investments or acquisitions through various forms of financing, including through bank financings or equity offerings, and no assurance can be given that we will be able to obtain necessary financing under the recent deteriorating financial market conditions. As many financial institutions face extreme financial difficulties in the global economic downturn, our ability to raise capital may be materially adversely impacted. In particular, the initiation and success of the expansion of our business in a foreign country will depend on many factors outside of our control, including the economic conditions and e-commerce market characteristics, such as the rate of broadband penetration and the availability of online payment systems, of such foreign country.

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

We will need to introduce new products and services, improve our customer services, grow our advertising revenues and income, customer loyalty and attract new users from competitors or attract new users in order to continue our profitability and growth. Our success will depend in large part on our ability to increase the activity level of our existing users by encouraging the sellers to utilize the various premium listings, banner advertisements and keyword search options and providing various incentives to the buyers to continue purchasing products through our website as well as attract new users to our website by increasing the awareness of our services and our brand recognition. Our ability to grow in such manner may be materially impacted by the worldwide economic slowdown and recession and the resulting increase in unemployment, decrease in spending and consumer confidence. We also need to effectively manage the costs of our business, including the costs associated with maintaining and enhancing our website, customer support, credit card, bank transfer and mobile payment systems, user protection programs, and international expansion and product category updates. If we are unable to implement effective marketing and development strategies to keep our existing users satisfied and attract new users, our ability to maintain or increase our rate of growth and profitability level may be negatively affected. In addition, as competition continues to intensify and as the market matures in terms of the number of registered users, GMV and transaction volumes, we cannot assure you that we will be able to increase or maintain our current rate of growth, including our growth in registered users, GMV, revenues and net income, regardless of our success in implementing certain of our strategic initiatives.

Security risks related to online purchases, including loss or theft of important user information, hacking and credit card fraud and possible violations of laws relating to the maintenance and use of sensitive information and credit card and payment services, or other misuse of our e-commerce platforms may harm our business and our reputation.

We are subject to regulations relating to privacy, maintenance and use of confidential information of our users. Sales on our website require the transmission and maintenance of sensitive and confidential data, including national identification numbers, bank and credit card information. Loss, hacking or theft of sensitive data stored on our information technology systems may occur. In addition, risk of data loss or misappropriation of data, including as a result of theft is increasing with the industry’s customary practice of outsourcing customer service to call centers to manage the increasing volume of customer service calls. To prevent security breach from happening at our call centers, we have developed and applied a security policy for access control, validation and monitoring, and continuously consult our call centers about information security. However, no assurance can be given that we will be able to continuously apply effective security processes to guard against new methods of hacking or other information loss or that such measures will ultimately be successful in deterring a hacking incident from happening to us. No system, no matter how well designed and implemented can protect against all loss or misappropriation of customer data. Any loss or misappropriation of data and any related lawsuits or government fines or penalties could have a material adverse effect on our reputation, business and prospects.

In addition, due to the high volume of transactions that occur on our website on a daily basis, it is impracticable for us to monitor every such transaction that takes place. As we do not check or obtain signatures for credit card purchases, we may be liable for fraudulent credit card transactions. Depending on our agreements with various credit card companies, we share a certain portion of any losses resulting from fraudulent credit card purchases with the credit card issuer. Notwithstanding the best efforts of our service quality management team to monitor and minimize, to the extent possible, potentially fraudulent credit card transactions or other misuse occurring through our website, such transactions and activities may occur undetected. Any such occurrence could harm our reputation, cause users to lose confidence in our security systems and to not make purchases on our website and also subject us to lawsuits, sanctions, fines or other penalties.

The listing or sale by our users of pirated, counterfeit or other illegal items or the improper listing and sale of regulated items may harm our reputation and subject us to lawsuits.

We have received in the past, and we may receive in the future allegations that certain items listed or sold by sellers on our website infringe upon third-party copyrights, trademarks and trade names, or other intellectual property rights of others. Although we have sought and continue to seek to prevent and eliminate the listings of such goods, such as with our Brand Protection Program which we first began to offer in early 2008, no assurance can be given that counterfeit goods will not be listed by certain sellers and that if such goods are listed, we will not be held liable to those parties claiming an infringement of their intellectual property rights. Holders of intellectual property rights have been active in defending their rights against e-commerce companies, and we expect such activity to increase in the future, including lawsuits against companies thought to have violated or infringed upon such intellectual property rights. If we are held liable in any such litigation brought against us in the future, we may be subject to substantial damages. See Item 4.B. “Business Overview — Measures to Prevent Listing of Illegal or Prohibited Products.”

Also, illegal items such as drugs, weapons and other regulated or prohibited items may be listed, displayed or sold on our website notwithstanding our efforts to prevent such items from being listed, sold or displayed. Similarly, we are aware that adult materials that may be restricted from minors by law are listed on our website and may have been viewed by users and visitors who are minors notwithstanding our efforts to limit the viewing of such adult materials to adult users only. Also, regulated items such as weapons, adult, alcohol and tobacco products may be sold in violation of applicable regulations, subjecting us to potential civil, criminal and administrative actions. We have a service quality management team which is responsible for monitoring reports of listing, display and sales of pirated, counterfeited, prohibited or regulated products. Our inability to prevent such items from being listed, displayed or sold may subject us to lawsuits, sanctions, fines or other penalties, which is likely to adversely affect our business and harm our reputation.

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

Our network and system infrastructure, including our network and systems hardware, software and communications systems, must support significant amounts of data, information and transaction volume generated by the high number of buyers, sellers and products offered on our e-commerce marketplace. In addition, our strategy contemplates significantly growing our business by growing our user base and GMV, and expanding the number of products and product categories available for sale. Accordingly, we must upgrade and expand our infrastructure to accommodate the expected increasing activity level on our website. Failure to upgrade our network and system infrastructure in a timely and efficient manner may result in system disruptions, delays, downtime and loss of data. The occurrence of any such event will likely damage our reputation and brand name, as well as our ability to implement effectively our growth strategies, in particular, our strategy to increase our user base and GMV.

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

Our ability to provide a high-quality e-commerce marketplace depends on the continuing, uninterrupted operation of our network and systems infrastructure, including our hardware, software and communications systems, especially given the expected growth in our user base and transaction volume. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, distributed denial of service attacks, or DDoS attacks, spurious spam attacks, intentional acts of vandalism and similar events. We have from time to time experienced disruptions in our systems for periods ranging from a few minutes to a few hours as a result of human or technical errors or systems overload from a significant volume of transactions occurring over our network. Further, DDoS attacks have been increasing against Korean websites and in late 2008 several well-known Korean websites were targets of DDoS attacks and suffered service interruptions. While we continue to upgrade and improve the security of our systems and have constructed a comprehensive anti-DDoS system in October 2008, no assurance can be given that our procedures and systems will be sufficient to prevent future slowdowns or disruptions or protect against extraordinary attacks, or that our future growth will not necessitate future expense to further improve our network and system capacity. See Item 4.B. “Business Overview — Technology and Systems.” Any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user service and satisfaction and have a significant negative effect on our reputation and, as a consequence, we may lose our users to our competitors.

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

We do not carry natural disaster or business interruption insurance. Any shutdown, interruption or delay of our services due to various accidents, human errors or other events could have a material adverse effect on our ability to provide uninterrupted services and protect our backup data and other information, and on our business, financial condition and results of operations.

Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, or KIDC, a data center operated by Dacom Corporation located in Seoul, and certain other equipment are located within our headquarters building. Although we currently archive our databases periodically, store our backup data at KIDC, maintain back-up systems and disaster recovery system, such systems are vulnerable to damage and no assurance can be given that such backups will be adequate to protect the data and other information or that we will be able to continue our business operations without a material delay or loss of data in the event of damage to our systems from natural disasters, fire, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events. We may experience a complete system shut-down if any of these events were to occur. In June 2008, we completed building a comprehensive disaster recovery program at a cost of approximately Won 5.0 billion (US$3.3 million) that we expect will allow us to continue providing the full range of e-commerce services that we usually offer in the event of a disaster, including a fatal failure of critical systems such as the network backbone, database systems or the data center itself. Also, as an additional protective measure, Dacom Corporation has agreed to provide us with an additional network backbone router at KIDC from March 2009 which we believe will allow us to provide uninterrupted service to our users if the main backbone router were to fail for any reason. However, no assurance can be made that the disaster recovery program or the additional backbone router will offer sufficient protection against system or hardware failure and we may still need to continue making investments to install additional servers, create more back-up systems and upgrade our disaster recovery program as necessary. Further, as we do not carry natural disaster or business interruption insurance to compensate for losses that could occur, any network or system failure could have a material adverse effect on our business, financial condition and results of operations.

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

If the Korea National Tax Service determines that we do not qualify as a Tax-Benefit Business, we may be required to pay additional taxes and statutory interest.

Under the Special Tax Treatment Control Law of Korea, a certified venture company may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for subsequent five years (or three years for any designated venture companies certified after January 1, 2004), if (a) the company is certified as a “designated venture company” within two years (or three years for any designated venture companies certified after January 1, 2008) from its incorporation and continues to satisfy certain requirements, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.

We were certified as a “designated venture company” in March 2001, and after renewal, our certification is valid until June 2009, after which we will be unable to renew this certification. Further, we have been reporting our business classification in line with our business registration statement, as an eligible business falling under one of the categories of “Tax Benefit Business” under the Special Treatment Control Law as part of our annual tax return process with the Korea National Tax Service, or NTS. Accordingly, upon first generating taxable income for the year ended December 31, 2005, we have been claiming the 50% tax reduction and, to date, have not received any objections from the NTS regarding our claim of such tax reduction. While we continue to believe that we qualified for the 50% tax reduction under the Special Tax Treatment Control Law from the year ended December 31, 2005 to the year ended December 31, 2008, we cannot assure you that if NTS were to conduct an audit against us that its findings would be consistent with our determination. If NTS determines that we were not entitled to claim such tax reduction, it may require us to pay back-taxes with statutory interest and impose any fines or penalties, which may have a material adverse effect on our financial condition and results of operations. See Item 4.B. “Business Overview — Laws and Regulations — Laws Relating to Tax Benefits.”

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

Interpark Corporation, our largest shareholder, and its affiliates own approximately 36.2% of our common shares as of February 28, 2009. As a significant shareholder, Interpark Corporation and its affiliates may undertake various actions which may be adverse to our interests or prevent us from taking actions beneficial to our business. They may call for an extraordinary shareholders meeting to approve certain actions which may be adverse to our interests or to reject certain business decisions made by us by vetoing, in a shareholders meeting, certain material or extraordinary transactions which may benefit our business, including among others:

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

Also, Mr. Ki Hyung Lee, the chairman and chief executive officer of Interpark Corporation, and Mr. Sang Kyu Lee, the chief executive officer of Interpark Shopping, a division of Interpark INT, a wholly-owned subsidiary of Interpark Corporation, currently serve as members of our board of directors with Mr. Ki Hyung Lee serving as the chairman of our board of directors. Conflicts of interest could arise between us and Interpark Corporation relating to the nature, quality and pricing of goods and services provided to each other, any payment of dividends by us to our shareholders and general issues relating to achieving our strategic initiatives as well as maintaining or increasing our profitability. Such conflicts may be resolved in a manner unfavorable to us in part due to the significant control which Interpark Corporation may exercise over us, and may negatively impact our ability to implement our strategic initiatives in a timely manner, our business, prospects, financial condition and results of operations.

In addition, Interpark Corporation operates a competing retail e-commerce marketplace and Interpark Corporation or any of its subsidiaries and affiliates may broaden their businesses and increase the range of products and services that they offer, particularly into businesses that compete directly with those which we operate, which may negatively affect our business, prospects, financial condition and results of operations.

It had been reported from late 2007 that Interpark Corporation has been considering selling its shareholdings in us and has been in discussions with potential purchasers. If Interpark Corporation and/or Mr. Ki Hyung Lee sell all of their shares to a third party, including any of our current and prospective competitors, such buyer will then be our largest shareholder and may exercise significant control over us and may take actions which may be adverse to our interests.

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

We incur legal, accounting and other expenses that we did not incur prior to the listing of our ADSs on the Nasdaq Global Select Market, or Nasdaq, including costs associated with our public company reporting requirements under the Exchange Act. We incur costs associated with corporate governance requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules implemented by the Securities and Exchange Commission and the Financial Industry Regulatory Authority, or FINRA, including, in particular, the need to establish an enhanced system of internal control over financial reporting. Under the Sarbanes-Oxley Act, we are required to include a management report on our internal controls over financial reporting in our annual report with our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must issue an audit report on the effectiveness of our internal controls over financial reporting. See Item 15. “Controls and Procedures.” Our management and our independent registered public accounting firm have concluded that our internal controls as of December 31, 2008 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses in our internal controls over financial reporting during the assessment of internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, due to the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to maintain adequate internal controls over financial reporting which results in a material misstatement in our financial statements, or which results in a material delay in the timely preparation of our financial statements, we may be subject to investigation and/or sanctions by regulatory authorities, which could have a material adverse effect on our business and results of operations, investor confidence in our reported financial information, and the market price of our ADSs.

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

We seek to protect our intellectual property rights through the use of patents, copyrights, trademarks, service marks, trade secrets and other similar intellectual property protection and we regard our ability to protect such rights as being critical to our reputation, business and prospects. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and www.gmarket.com, and have secured the rights to use 109 other variations of our domain names for a number of other markets, including Japan, Singapore, China, Taiwan, India, France, Italy and Mexico. We have also obtained 23 business model patents and registered our service mark “Gmarket” for e-commerce business in Korea. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.” Our efforts in protecting our proprietary rights may not be effective in preventing others from using and infringing upon our rights, which may harm our reputation, business, financial condition and results of operations. Monitoring unauthorized use of our proprietary rights is difficult, time consuming and expensive. In addition, if we discover a violation of any of our rights, we must seek to enforce our rights in various tribunals and the courts, which would be costly and divert management resources from our business. See Item 4.B. “Business Overview — Intellectual Property.”

Risks Related to Doing Business in Korea

Our business may be adversely affected by developments affecting the Korean economy.

We have historically generated all of our revenues from operations in Korea and our future performance will depend on Korea’s future economic growth. Adverse developments in Korea’s economy as a result of various factors, including global economic, political and social conditions may have an adverse effect on consumer spending which may not allow us to achieve our desired revenue growth.

As a result of recent worldwide economic downturn, the growth and future of Korean economy is uncertain and subject to many factors beyond our control. See Item 3.D. “Risk Factors — Current and future conditions in the global economy may have a material adverse effect on our business prospects, financial position and results of operations.” Factors, in addition to the recent global economic crisis, that may impact the Korean economy include, among others, the financial performance of Korean conglomerates, or chaebols, and their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols, loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols, lower levels of consumer confidence and a slowdown in consumer spending, an unanticipated deterioration of consumer credit quality, deterioration of the financial health and liquidity of Korean financial institutions and the financial sector in general, adverse movements in interest rates, foreign exchange rates and commodity prices, such as oil and other natural resources, economic, political and social instability of certain of Korea’s largest trading partners, including, in particular, China, the United States and Japan, or deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy, the outbreak of the bird flu or other similar contagion or pandemic, the occurrence of natural disasters, social and labor unrest and political uncertainty, increasing strife among or within political parties in Korea, or the failure by legislative body of the United States or Korea to approve the Free Trade Agreement or the failure by Korean economy to achieve the desired economic benefits from such Free Trade Agreement. Also, adverse geo-political developments and the outbreak of armed conflict may have an overall negative impact on the world’s economy and on the Korean economy. Any such developments will likely have a material adverse effect on our business, prospects, financial condition and results of operations.

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

In February 2007, the six parties consisting of Korea, North Korea, United States, China, Japan and Russia entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. In July 2007, North Korea announced that it closed its nuclear facilities, and it was reported that the United Nations inspectors have confirmed such closure, while a second team of United Nations experts arrived in North Korea to verify and monitor the shut down process. We cannot assure you that these recent events constitute a final resolution on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will not resume its nuclear program. In October 2007, a summit between the leaders of Korea and North Korea was held in North Korea. While such a summit is being welcomed as a sign of reduced tensions between the two Koreas, there is no assurance that it will lead to reduced tensions. Mr. Myung Bak Lee, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program. In October 2008, North Korea agreed to a series of denuclearization verification measures, following the removal of North Korea from a list of state sponsors of terrorism maintained by the United States.

In addition, in October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2008, but in April 2008, the United States agreed to maintain approximately 28,500 troops in Korea. However, it is not certain whether there will be additional reduction in U.S. troops and talks between the governments of the United States and Korea are ongoing.

Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Fluctuations in the exchange rate between the Won and the U.S dollar will affect our results of operations in U.S. dollars and the price of our ADSs.

Currently, nearly all of our revenues and expenses are denominated in Won. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect any results of operations denominated in U.S. dollars and the price of our ADSs. Given that we currently do not have any results of operations denominated in U.S. dollars, we believe that the exchange rate fluctuations between the Won and the U.S. dollar towards the end of 2008 did not have a significant impact on our business. Fluctuations in the exchange rate between the Won and the U.S. dollar will also affect the amounts a registered holder or beneficial owner of ADSs will receive from the depositary in respect of any dividends in U.S. dollars. For historical exchange rate information, see Item 3.A. “Selected Financial Data — Exchange Rates.”

Fluctuations in interest rates may have a material adverse effect on our profitability.

We earn interest income from local financial institutions for deposits of cash and cash equivalents, cash on deposit, restricted cash, financial instruments, held-to-maturity corporate bonds. While all of our financial holdings are at a fixed interest rate, the majority of our holdings have short term maturity dates and are renewable within one year. Fluctuations in interest rates could have a material impact on our interest income from our deposits and investments, which could in turn have a material adverse effect on our financial condition and results of operations.

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

Interpark Corporation, and its affiliates own approximately 36.2% of our common shares. Yahoo! Inc., and its affiliates own approximately 10.0% of our common shares. If any of our major shareholders, including Interpark Corporation or Yahoo! Inc., and their respective affiliates, decides to sell or transfer substantial amounts of our common shares into the form of ADSs in the public market or if there is a perception of their intent to sell, the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs.

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

As a holder of ADSs, you will have rights as a holder of ADSs. Such rights will be determined only in accordance with the terms of the deposit agreement which is governed by New York law and are different than those of a holder of our common shares, which are governed by our articles of incorporation and the Korean Commercial Code. The depositary will be the shareholder of the common shares underlying your ADSs and upon our request, the depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time for the depositary to deliver them to you under the terms of the deposit agreement. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares your ADSs represent and the depositary will endeavor to vote the underlying common shares in accordance with the instruction. If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, you may not be able to exercise your right to vote, and you may lack recourse if your common shares are not voted as you requested.

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

We will deduct Korean withholding tax from any dividends paid to you at a rate of 22.0% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax with regard to any dividends paid. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including resident surtax) will apply, which may be further reduced to 11.0% (including resident surtax) if you meet certain other conditions.

Under Korean tax law, as a general rule, in the absence of an applicable tax treaty which exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of our common shares are subject to Korean withholding tax at the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 22.0% of the net capital gains. As for the ADSs, capital gains earned by a non-resident holder from the transfer of ADSs outside Korea are not subject to Korean taxation, irrespective of whether or not such holder has a permanent establishment in Korea.

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

In February 2008, Microsoft announced its intention to purchase Yahoo! Inc. which, through Yahoo! Korea, currently owns 10.0% of our shares. Microsoft announced that it would not be proceeding with its offer to takeover Yahoo! after Yahoo! rejected Microsoft’s offer in May, 2008, and no additional material public announcements have been made since then. In the future, however, Microsoft or another bidder may seek to acquire Yahoo! Inc., which would result in such company, including any current and prospective competitor, owning 10.0% of our shares and thereby exerting control over us commensurate with a shareholder holding such percentage of ownership in us.

Among our strategies for growth is expansion in overseas markets. We established a Japanese-language website targeted at the Japanese market at www.gmarket.co.jp on a trial basis in December 2007. In addition, we launched an English-language website targeted at the Singaporean market at www.gmarket.com.sg though a partnership with Yahoo! Southeast Asia in November 2008. See Item 7.B. “Related Party Transactions.” These overseas websites currently do not provide the full variety of services and products available at our main Korean website and we continue to upgrade and improve these sites. The e-commerce business generated by these overseas websites have been minimal to date and we cannot assure you that our experience and know-how in building and growing our Korean e-commerce business will aid us in marketing and expanding a successful e-commerce business in Japan, Singapore or other overseas markets. We are also interested in the Chinese and U.S. markets in the long term. As Korean culture, including Korean television programs and music, has become increasingly popular in China, we believe that much of the current traffic from China to our website come from individuals who are seeking Korean related information on the Internet. No assurance can be given such interest or traffic to our website will continue or whether we will be able to generate any revenue from our overseas website or increased traffic to our website from China.

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

We believe we have developed an established and well-known brand name in Korea as evidenced by both our leading market position and rapid growth. We believe we are a leading retail e-commerce marketplace in Korea based on gross merchandise value, or GMV, which represents the total value of all goods sold on an e-commerce marketplace. For the year ended December 31, 2008, we had GMV of Won 3.99 trillion (US$2.6 billion) compared to an estimated total online retail sales in Korea of Won 18.1 trillion (US$11.81 billion) according to the Korea National Statistical Office. From January 1, 2006 through December 31, 2008, our GMV has grown 45% per year on a compounded annual basis, reaching a GMV of Won 375.93 billion (US$245.26 million) by the month of December 2008. The number of registered users increased 15% during 2008 to 15.7 million at December 31, 2008 compared to 13.7 million at December 31, 2007.

We believe our rapid growth is attributable to our ability to facilitate interaction among a growing critical mass of buyers and sellers. We believe sellers, whether they are small businesses, online merchandisers, large manufacturers or individuals, are attracted to our website for our cost effective, end-to-end sales and marketing channel and access to a broad audience of buyers. Sellers are offered flexible listing options utilizing our five distinct trading platforms and other extensive services, including our proprietary Gmarket Sales Manager software program, or GSM program, training and customer support and delivery services. We believe buyers are attracted to our website as we provide an entertaining and secure shopping environment with over four million products currently available for sale in 39 product categories at competitive prices. Products and services listed for sale on our website include apparel and fashion accessories, computers and electronics, furniture and products for the home, food and child care products, and travel and leisure services. Most of our products are coupled with comprehensive product information, including pictures, product descriptions and customer reviews and commentary. In addition, our payment and delivery tracking systems provide buyers the assurance that their payment is secure and that the product will be delivered in a timely manner.

Our total revenues increased by 25.0% to Won 278.68 billion (US$181.81 million) in the year ended December 31, 2008 from Won 222.89 billion in the year ended December 31, 2007 and from Won 154.13 billion in the year ended December 31, 2006. We recorded a net income of Won 56.39 billion (US$36.79 million) in the year ended December 31, 2008 compared to a net income of Won 33.30 billion in 2007 and net income of Won 16.28 billion in 2006.

We launched a Japanese-language website targeted at the Japanese market at www.gmarket.co.jp in December 2007 and an English-language website targeted at the Singaporean market at www.gmarket.com.sg though a partnership with Yahoo! Southeast Asia in November 2008. As of the year ended December 31, 2008, our total revenue from these two overseas websites was Won 30.8 million (US$20,094) combined, representing approximately 0.01% of our total revenue for the period. As these overseas websites currently do not provide the full variety of services and products available at our main Korean website and the e-commerce business generated by these overseas websites have been minimal to date, the information contained in this annual report on our business, website, products and services offered on our website, registration and payment process, product delivery, marketing and sales, technology, competition, intellectual property, laws and regulations and other matters is related to our Korean website, except as otherwise indicated.

Our Industry and Opportunity

Korea is one of the most advanced countries in the world in terms of the percentage of Internet users and broadband Internet penetration rate. According to the National Internet Development Agency of Korea, the number of Internet users in Korea reached 35.4 million as of December 31, 2008, or approximately 77.1% of Korea’s total population aged six years or older. In addition, as of December 31, 2008, Korea had one of the highest broadband Internet penetration rates among the member countries of the Organization for Economic Co-operation and Development, with approximately 30 broadband subscribers per 100 inhabitants. The popularity of the Internet and high broadband Internet penetration rate have allowed companies in Korea to generate revenues from a variety of services over the Internet, including e-commerce, online advertising, online gaming, video-on-demand and other multimedia entertainment services. We believe factors contributing to the commercialization of Internet services in Korea include the following:

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

The Internet has emerged as a popular medium for conducting commercial transactions in Korea, in particular for retail e-commerce transactions. The ability to reach a large number of customers at a relatively low cost has made retail e-commerce an attractive sales and marketing channel. According to the latest data available from Korea National Statistical Office, there were 1,024 online shopping malls that constituted the retail e-commerce industry in Korea (excluding the number of malls with transaction volume less than Won 12 million in 2007), accounting for a total GMV of approximately Won 18.1 trillion for the year ended December 31, 2008.

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

Products and Services Offered on Our Website

The number of products and services listed on our website and product groupings has grown significantly over the past several years. Products and services are broadly organized into six product groupings and within each product grouping, products and services are further organized into 6 or 7 product categories. Our product category portfolio has become wide-ranging over the years and offers a variety of new products and services with less reliance on traditional categories. The total number of product categories has continued to increase and in 2008 increased to 39 product categories from 37 product categories in 2007. In 2008, 38.2% of our GMV was related to products and services offered under the product groupings of child care/food, beauty/sporting goods/automobile accessories, and furniture/health/living, 30.5% was related to computers/electronics, and 28.3% was related to clothing and accessories. The current product groupings and product categories are as follows:

Computers/Electronics	Clothing/Accessories	Child Care/Food

•   computers/monitors/printers

•   PC related machines

•   mobile phones/accessories

•   large kitchen appliances/televisions/air conditioners

•   consumer electronics/cooking appliances/home electronics/audio electronics

•   digital cameras/mp3 players/electronic games/electronic dictionaries

•   used products/out-of-season products

•   women’s clothing/undergarments

•   men’s clothing/suits/undergarments

•   plus-size clothes/senior clothes

•   luxury goods/domestic brands/overseas brands

•   women shoes/men shoes/designer shoes

•   bags/wallets/accessories

•   jewelry/watches/sunglasses

•   diapers/powdered milk/hygienic bands

•   maternity and baby care products/baby carriages

•   baby clothes/shoes/bags

•   toys/educational kits/dolls

•   rice/fruits/meat/fish

•   tea/beverage/processed foods

•   health foods/diet/red ginseng

Beauty/Sporting Goods/
Automobile Accessories	Furniture/Health/Living	Travel/Leisure

•   cosmetics/beauty products/weight management products

•   golf clubs/clothes/gear

•   skiing/mountain hiking/fishing/camping gear

•   fitness/swim/leisure sports/hobbies

•   sports clothes/shoes

•   automobile parts and accessories

•   furniture/do-it-yourself furniture items

•   home/kitchen/storage/bath

•   bedroom furnishings/home decorations

•   health care/pets/musical instruments/adult health care products

•   office supplies/office products/industrial supplies

•   flower deliveries/flowerpots/small decorative items
• books/music/DVDs • travel/hotel/air tickets • tickets/gift certificates/financial • digital voucher market • movies/comics/lessons/magazines • wholesale market

We update our product groupings and categories from time to time and as new products and categories are added for sale on our website, in order to make the shopping experience more convenient and efficient. We also continue to refine our product categories, for example, by expanding into multiple categories for popular and fast growing items such as tea/beverage/processed foods and health foods/diet/red ginseng, which were previously included in broader categories. In 2008, we added one new category titled “wholesale market”, which offers products for bulk sale. For our users’ convenience, we also offer updated groupings of products and services offered on our website by “new listings,” “most popular items” and “today’s specials.” During 2008, we also introduced our “art market service” within the books/CDs/DVDs category. The “art market service” lists art related items such as paintings, pictures, photographs, sculptures, calendars and other art pieces for sale on our website.

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

As of December 31, 2008, we had approximately 15.7 million registered users. We have a diverse base of registered sellers, consisting of small retailers, large merchandisers, other business sellers and individuals. We currently rank our registered sellers on a monthly basis into four levels: power, superior, normal and poor. Power and superior rankings are posted on our website. A seller is assigned a ranking depending on several factors such as the aggregate number of successful sales the seller has recorded with us since registration and during the immediately preceding month, the percentage of returned goods for reasons attributable to the seller’s non-performance or error, cancelled auctions and the achievement of minimum customer satisfaction levels.

Although we do not rank our buyers by purchase volume or frequency, we reward our repeat buyers by offering memberships in loyalty discount programs. We may grant discount coupons to registered users who accumulate loyalty points. We also offer to buyers membership to our “Zero Margin Club” which entitles buyers to purchase eligible products at a price less than that offered to non-members. Membership fees depend on the membership term.

Product Listing and Sale

Products are listed for sale on our website using our GSM program. Sellers choose from one of our 39 product categories and various subcategories to list their products. The sellers input information on the product, including descriptions and photographs and often provide hyperlinks to other websites. Sellers can elect to use one of our value-added services, such as banner and keyword search advertising, Star Shop or Seller’s Shop, for an additional fee. See “— Value-Added Services.” If sellers have any questions or technical issues, they are able to communicate with us directly online, call our customer service department or send us emails or instant messages. See “— Customer Service.”

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

In addition, we offer a full service mobile platform whereby mobile users can browse and shop for all products available on our website. We began providing this mobile commerce service through all of the major mobile telecom companies in Korea since October 2007.

Communication Between Buyers and Sellers

We believe that exchange of information and communication between buyers and sellers facilitate sales and create more satisfied customers of our online marketplace. We provide multiple ways for buyers and sellers to communicate with each other, as well as with our customer service representatives through our G-messenger Phone service. G-messenger Phone is an online based communication tool that allows buyers, sellers, and customer service to communicate through text voice or video chat, SMS or conference functions. We also provide a VoIP service, which is a protocol enabling voice transmissions through the Internet for sellers through which they can speak to customers or their own employees in different locations.

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

Under our existing practice, a seller would generally be blocked from listing or selling its products or services on our website after having been found and reported as selling counterfeit products on three occasions by a manufacturer or distributor. However, we also operate a “Brand Protection Program,” or BPP. If a member company of BPP discovers a fake version of its product on our website and reports it to us, such retailer selling the fake or counterfeit goods will be immediately removed from our website and barred from operating an online shop on our website in the future. The BPP operates on a membership basis, and we currently have 49 well-known domestic and international manufacturing brands as members.

Payment Processing

Buyers can elect to make payment for their purchases with a credit card, direct electronic payment from their bank accounts or by mobile payment options. For the buyers electing mobile payment option, the cost of the buyers’ purchases are added to such buyers’ mobile phone bills and settled at the time the buyers pay their phone bills. The phone companies and a payment gateway company, after deducting a processing fees, would correspondingly remit the payments to us. In the case of credit card payments, such transactions are processed through a secured gateway. All payments are paid directly to us, which we hold and distribute to the seller only upon confirmation that the sale has been completed, which is when the buyer receives the product. As a result, buyers who shop on our website are provided with the added security of knowing that they will be able to receive a refund as payment is transferred to the seller generally within seven to thirty days following delivery of the product to the buyer, depending on the seller’s ranking with us, with higher ranked sellers generally receiving payments sooner.

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

Nearly all of our users are located in Korea, which allows them to take advantage of Korea’s relatively advanced payment and delivery infrastructure. Most products are delivered within one to two business days after they are purchased, with international shipments taking longer. Our service quality management division monitors transactions from time to time to ensure delivery is conducted in a timely and efficient manner and to address any recurring problems. See “— Customer Service.” Product returns are facilitated through any delivery company or the post office, allowing buyers to return unwanted or defective goods. Buyers can call the delivery company or post office for pick up or request pick up directly on our website for certain delivery companies. Many delivery companies in Korea also maintain a webpage where buyers can make pick up requests. In some cases, delivery companies at the time of delivery include a return slip to facilitate easy returns. We provide an automated tracking system, which records the delivery date and facilitates the return process, as buyers have seven days within delivery to decide whether or not they will keep the product. Since 2006, we have been offering delivery of products to destinations outside of Korea and have upgraded our services to offer delivery tracking services outside of Korea. We provide overseas delivery services to 60 foreign countries via post office express mail service and small package service operated by various delivery and logistics companies.

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

In general, we do not charge basic listing fees for sellers to list products on our website, except with respect to certain products under group buying and auctions. We charge transaction fees that range between 6% to 12% of the sale price, which is inclusive of any applicable value- added tax. We do not pass through credit card commissions to sellers. Also, transaction fees are effectively reduced by the use of coupons by buyers.

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

Customer Service

We believe proactive customer service is the most effective means of achieving user satisfaction, and our success to date has been due in part to our personalized customer service provided to our users. Our customer service is divided into three functions:

•	Customer service. The primary contact point for buyers with questions, concerns or complaints about our website, our services or any seller’s products or services. As of December 31, 2008, 496 customer service professionals were employed by our outsourced call center to respond to our buyers’ questions or complaints from 9 a.m. to 6 p.m. on weekdays and from 9 a.m. to 12 p.m. on Saturdays. The number of call center professionals we retain at the call center may vary from time to time, based on the then-current customer service demands from our users. We analyze e-mails and calls to identify and address common problems so we can improve the overall quality of our services and the customer experience.

•	Seller service and training. The primary contact point for sellers with questions or concerns about our services. We currently have over 35 professionals serving these functions. Upon registration, we assign a professional to each seller, who generally contacts that seller after the first listing or upon completion of the first sale. This person’s primary role is to educate the seller about the Gmarket systems, the retail e-commerce process and to assist the seller in their sales, marketing and promotion programs and strategies to increase customer loyalty. We help sellers establish policies and procedures for managing customer questions, as well as assist them with questions about specific inquiries from their customers. Additionally, as many of our sellers are new to the retail e-commerce industry, we offer extensive training, support and consulting services as they establish an online retail presence with us. We operate and offer to newly registered sellers various training programs held one day or three days a week at our offices, where our staff gives instruction and training to help these sellers take full advantage of our services, all without charge.

•	Conflict management and quality assurance. We mediate disputes between a seller and a buyer. We believe one of our fundamental roles is to facilitate communications between sellers and buyers not only in the buy-sell relationship, but also after the sale has taken place. We believe by quickly engaging ourselves as an intermediary between the seller and buyer, we have been able to, in most cases, effectively resolve disputes, improving buyer loyalty and enhancing our reputation among buyers and sellers. Also, in an ongoing effort to create a more reliable and trustworthy website for our users, we introduced a stricter quality assurance program designed to filter out problematic sellers and products.

Marketing and Sales

Based on our analysis of our registered buyers as of December 31, 2008, approximately 54% of our registered buyers are women and approximately 67% of our registered buyers are in their 20s or 30s. We believe shoppers in this market segment are generally brand and quality conscious, while buying behaviors are driven by value and savings. As we believe sellers are best positioned to market their products effectively, we encourage sellers to take the initiative in promoting their products and to organize online and offline promotional events and sales events to attract buyers and increase frequency and volume of purchases, such as offering volume based coupons or free delivery. We also assist in the sellers’ promotional efforts. For example, we host from time to time, special promotional events where we offer various value-added services to buyers, including coupons, reduced delivery charges and prizes, to encourage shoppers to make a purchase.

We also market our website and services through various advertisements and promotional events. We continued our successful Fun Life Campaign, which consists of various online and offline activities in 2008. For example, as part of the campaign, we held a user-created content review contest in order to encourage our users to leave more detailed product reviews in diverse formats, including pictures and video clips. We also sponsored concerts featuring some of Korea’s most popular singers and organized a Green Campaign with the local government through which over 20,000 volunteers planted trees on Arbor Day. As the primary sponsor and exclusive seller of tickets for the Korea Baseball Organization’s all-star game and postseason games, we sold more than 300,000 tickets through our website and also held various offline promotional events.

We entered into various partnerships with major telecom companies and credit card issuers such as LG telecom and Hana Bank. Through these partnerships, we were able to offer exclusive benefits to our users such as phone-bill-linked discount plans and free delivery service for co-promoted credit card users. We also had more targeted marketing programs such as enhanced marketing programs for our frequent users including free movie screenings at premium theaters and free offline lectures.

In addition, we promote our website through various marketing programs, including the following:

•	Affiliate Programs. We participate in promotion events jointly with various high-traffic websites in Korea, including most of the major Internet portals such as Naver.com, Daum.net and Yahoo.co.kr. We believe these relationships raise our brand awareness and help attract users to our website. We will continue to seek to expand our relationships with such parties in the future.

•	Online Advertising. We purchase banner advertisements, keyword search advertisements and other forms of advertisements on various portals and other websites we believe are visited by Internet users who may be our potential users. Online advertisements generally provide a hyperlink that directs potential users to our website. We place online advertisements with many of the leading Internet portals in Korea, including Naver.com, Daum.net and Yahoo.co.kr.

•	Offline Advertising. Our offline advertisements have included nationwide advertising campaigns, including print, billboard and television advertisements designed to increase public awareness of our brand and to attract new users to our website.

•	Partnership Marketing Programs. We enter into co-marketing programs with various businesses in Korea. In 2008, we had co-marketing programs with (i) a number of major Korean Internet websites, including portal and game sites, (ii) one of the largest and most influential Korean talent agencies, (iii) media outlets such as broadcast television stations, daily sports newspapers as well as a major movie theater franchise (iv) a major electronics manufacturer in connection with its talent search contest, and (v) the Korean Baseball Organization.

In order to enhance buyer loyalty and increase purchase frequency and transaction volumes, we offer the following loyalty programs:

•	Gmarket Mileage. Registered buyers can earn Gmarket Miles by purchasing selected products. The selected products are seller promotions and the relevant seller bears the cost for issuing Gmarket Miles. Buyers can redeem Gmarket Miles in 10,000 mile increments for membership in our Zero Margin Club or for G Cash. All unused accumulated Gmarket Miles expire on the third anniversary after their issue date.

•	G Cash. G Cash is a form of electronic currency that buyers may earn through accumulating Gmarket Miles or purchase which may be used to pay for a variety of services on our website, including participation fees in random drawing auctions. Buyers may also elect to redeem G Cash into cash with one G Cash unit equal to one Won, in minimum denominations of Won 1,000.

•	Gmarket Stamps. Registered buyers may earn Gmarket Stamps through purchasing selected products, writing product reviews or by other means. We also award Gmarket Stamps through random drawings, among others. These stamps may be accumulated and redeemed for Gmarket Coupons. Also, these stamps can be used to pay for the right to place a bid in random drawing auctions.

•	Gmarket Coupons. Registered buyers accumulate coupons by trading-in Gmarket Stamps and by visiting the Gmarket Coupon page where we distribute coupons both on a random basis and as an incentive to buyers to participate in certain promotional events.

Our marketing functions are divided into two roles: one is to recognize and anticipate consumer trends and to attract sellers to our website, and the other is to manage our website and to develop our e-commerce marketplace community. We had 75 full-time employees performing marketing functions as of December 31, 2008.

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

During the month of December 2008, our technology systems:

•	handled, on average, 15 giga bits per second of system outbound traffic;

•	processed more than 160,000 web concurrent connections; and

•	processed more than 7 million search inquiries per day.

Our data security systems are multi-layered. All electronic transmissions of confidential information are encrypted, utilizing secure socket layer technology. Customer data is stored in databases which are only accessible to employees with special clearance and protected by an access control program. We also employ various proprietary and third party software to protect confidential information stored in our databases.

Under the amended Presidential Enforcement Decree of the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or the amended Presidential Enforcement Decree, which became effective as of January 28, 2009, online service providers are required to provide complete encryption of user’s national identification numbers, credit card numbers and bank account information by January 28, 2010. We have been in the process of encrypting the national identification numbers of our users stored in our databases and expect to be one of the first e-commerce marketplace companies in Korea to offer encryption protection for all of the national identification numbers stored in our databases by the end of March 2009. We also started the encryption process for our users’ credit card and bank account information in March 2009 and expect to complete encryption before the end of 2009. In addition, pursuant to the amended Presidential Enforcement Decree, certain e-commerce service providers will be required to provide a method for their users to register as members of such service providers without providing their national identification numbers if such service providers’ average number of users per day during the three-month period between October 2008 and December 2008 was at least 10,000. The Korea Communications Commission is expected to announce the compliance period and the enforcement date. We are subject to the foregoing provision and do not foresee any significant difficulties in complying with the new requirement and expect to be able to provide the new registration method during the compliance period. See “— Laws and Regulations.”

Since late 2008, several well-known Korean websites have been targets of distributed denial of service attacks, or DDoS attacks, and suffered service interruptions. In light of the increasing number of DDoS attacks against Korean websites, we began constructing a comprehensive anti-DDoS system in September 2007 and completed construction in October 2008. However, no assurance can be made that our anti-DDos system will provide sufficient protection of our network and systems in the event of an extraordinary DDoS attack. Extraordinary Internet traffic caused by DDoS or other attacks could slow down connections to our website or make our website inaccessible to our users and cause disruption in providing services to our users. See Item 3.D. “Risk Factors — Interruptions or failures of our network and systems infrastructure, including our communications systems, could lead to significant downtimes, interruptions and loss of data, which could damage our reputation and brand name and harm our business, financial condition and results of operations.”

Certain of our hardware, including computers, data servers and other servers, are located at the Korea Internet Data Center, or KIDC, a data center operated by Dacom Corporation located in Seoul, and certain other equipment are located within our headquarters building. Although we currently archive our databases periodically, store our backup data at KIDC, maintain back-up systems and disaster recovery system, such systems are vulnerable to damage and no assurance can be given that such backups will be adequate to protect the data and other information or that we will be able to continue our business operations without a material delay or loss of data in the event of damage to our systems from natural disasters, fire, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events. We may experience a complete system shut-down if any of these events were to occur. To address these issues, we spent approximately Won 9.96 billion (US$6.50 million) in the year ended December 31, 2008 to purchase new network and system equipment, including servers, routers and other equipment. In June 2008, we completed building a comprehensive disaster recovery program at a cost of approximately Won 5.0 billion (US$3.26 million) that we expect will allow us to continue providing the full range of e-commerce services that we usually offer in the event of a disaster, including a fatal failure of critical systems such as the network backbone, database systems or the data center itself. Also, as an additional protective measure, Dacom Corporation has agreed to provide us with an additional network backbone router at KIDC from March 2009 which we believe will allow us to provide uninterrupted service to our users if the main backbone router were to fail for any reason. However, no assurance can be made that the disaster recovery program or the additional backbone router will offer sufficient protection against system or hardware failure and we may still need to continue making investments to install additional servers, create more back-up systems and upgrade our disaster recovery program as necessary. Further, as we do not carry natural disaster or business interruption insurance to compensate for losses that could occur, any network or system failure could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “We do not carry natural disaster or business interruption insurance. Any shutdown, interruption or delay of our services due to various accidents, human errors or other events could have a material adverse effect on our ability to provide uninterrupted services and protect our backup data and other information, and on our business, financial condition and results of operations.”

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

Competition

While we believe we currently have an established and well-known brand name in Korea, the retail e-commerce industry in Korea is very competitive and we may quickly be subject to intense competition and lose our market position as a result of increased competition. We believe that the recent decision by CJ Home Shopping, a subsidiary of a well-known Korean food and entertainment conglomerate, and GS Home Shopping to discontinue their marketplace business in 2008 is evidence of the impact of the intense competition in our industry.

Our competition is currently largely made up of established e-commerce marketplaces operated by large, well-financed companies. Our major competitors include, Auction.co.kr, an e-commerce marketplace operated by Internet Auction Co., Ltd., a subsidiary of eBay Inc.; 11st, a division of SK Telecom Co., Korea’s leading mobile telecommunications service provider in terms of market share based on subscribers and revenue; online retail websites operated by some of the largest department stores in Korea, such as Lotte.com, Shinsegae.com and Hmall.com; and Interpark Corporation, our largest shareholder, which also competes with us.

In addition, as the barriers to entry for Internet-related businesses are relatively low, there are potential entrants into the e-commerce industry from traditional and non-traditional retailers, including Internet portals, telecom operators and cable service providers. Further, emerging technologies, including mobile commerce, Internet Protocol Television (IPTV), Digital Multimedia Broadcasting (DMB), among others, may allow other competitors to compete with us in the future.

Our ability to compete effectively against current and future competition may be impacted by our being designated a “market dominant player” by the KFTC which may have a negative impact on how effectively we are able to respond to growing competition. See Item 3.D. “Risk Factors — We operate in an very competitive industry, and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the level of fees we can charge for our services thereby materially and adversely affecting our business prospects, financial position and results of operations”

Intellectual Property

We believe our intellectual property, particularly our trademarks, service marks and patents, are important to our present and future success. We rely on a combination of intellectual property laws and contractual restrictions to protect our proprietary rights, know-how, information and technology. We have registered, and have the exclusive right to use our domain names, www.gmarket.co.kr and www.gmarket.com, and have secured the rights to use 109 other variations of our domain names for a number of other markets, including Japan, Singapore, China, Taiwan, India, France, Italy and Mexico. We have registered our service mark “Gmarket” for e-commerce business in Korea. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

We have also obtained 23 business model patents in Korea, including patents on random drawing auction system and method based on entrance fee profit model, online shopping and advertisement system and method using drawing auction system for customer attraction, method and system for conducting exchange driven Internet commercial transactions for goods by multiple buyers and multiple sellers, probability auction method and system using computer communication network, apparatus and method for products information contents listing and trading system on the e-marketplace, system and method for offering/operating seller’s online shopping store in e-marketplace and others. In addition, we rely on several different types of contractual arrangements, including agreements for non-disclosure, non-competition and invention assignments, to protect our proprietary rights in products and services, including with our employees. Despite our efforts to protect our proprietary information however, third parties may be able to obtain and use our proprietary information without authorization or to develop similar technology independently.

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

Seasonality

We have been achieving significant growth in our business in the past five years. The fourth quarter of each year is generally our strongest quarter in terms of both GMV and revenues, similar to that of other retailers in Korea, which generally have higher sales volume in the fourth quarter of each year. Our results of operations may also be occasionally impacted by other factors such as unseasonably hot weather or warm winters which delay purchases of higher margin fall or winter clothing or occurrence of extended holiday periods in which reduced shopping occurs.

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

When gathering private information, online service providers must disclose the purpose and use of the information gathered, and in case such information is provided to a third party, the name, business, contact information, purpose of providing such information, its content to the user, and the period during which the third party will hold and use such information, and obtain the user’s consent to the foregoing. Also, the online service provider may only gather the minimum necessary information directly related to the service it provides. Any use or disclosure of information to a third party beyond the scope notified to the user or agreed in a contract with the user requires the user’s consent. Exceptions to the consent requirement are (i) disclosure for settlement of service charges, (ii) disclosure in order to provide the contracted services under the information and communication services contract, where it is significantly difficult to obtain the user’s consent due to economic or technical reasons, or (iii) disclosure as required by applicable laws and regulations. Using or receiving private information beyond the scope notified to the user or as set forth in the contract or providing private information to a third party may be punishable by imprisonment of up to five years or a penalty of up to Won 50 million. In addition, the Korea Communications Commission may impose a penalty surcharge of not more than 1% of the revenue.

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

According to the amended Presidential Enforcement Decree of the Information Communication Network Act, which became effective as of January 28, 2009, online service providers are required to provide complete encryption of user’s national identification numbers, credit card numbers and bank account information by January 28, 2010. In addition, certain e-commerce service providers will be required to provide a method for their users to register as members of such service providers without providing their national identification numbers if such service providers’ average number of users per day during the three-month period between October 2008 and December 2008 was at least 10,000. The Korea Communications Commission is expected to announce the compliance period and the enforcement date. We are subject to the foregoing provisions and expect to be in compliance before the respective enforcement dates. See “— Technology and Systems.”

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

Laws Relating to Intellectual Property or Prohibited Items

Certain laws relating to intellectual property rights, such as the Copyright Act or the Trademark Act, regulate items being sold on the online marketplace that infringe on third party intellectual rights. For example, under the Copyright Act, a person may demand suspension of reproduction or transmission of his or her works without his or her permission and in such circumstances, the online service provider must immediately suspend the reproduction or transmission of such works and notify the person of such remedial acts. The online service provider may be entitled to certain limitation or exemption from liability where the service provider, upon knowledge that the reproduction or transmission of certain works infringes upon a third party’s copyright, has taken the above measures, such as preventing or suspending such reproduction or transmission. In addition, the online service provider may also be exempt or limited from liability where the online service provider attempted to prevent or suspend such reproduction or transmission pursuant to its own discretion, provided that if the service provider was not able to do so because of technical impossibility, liability may not be imposed. Furthermore, laws prohibiting the trading of certain items (e.g., drugs or weapons) may apply to certain items being sold on an online marketplace.

Laws Relating to Tax Benefits

Under the Special Tax Treatment Control Law of Korea, a venture company certified as such by the Small and Medium Business Administration, or SMBA, may be entitled to a 50% reduction in corporate income tax generated from a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, for the year in which it first generates taxable income and for subsequent five years (or three years for any designated venture companies certified by the SMBA after January 1, 2004), if (a) the company is certified by the SMBA as a “designated venture company” within two years (or three years for any designated venture companies certified by the SMBA after January 1, 2008) from its incorporation and continues to satisfy certain requirements, and (b) such company’s business falls under one of the categories of “Tax-Benefit Businesses” under the Special Tax Treatment Control Law.

We were certified by the SMBA as a “designated venture company” in March 2001, and after renewal, our certification is valid until June 2009, after which we will not be able to renew this certification. Further, we have been reporting our business classification in line with our business registration statement, as an eligible business falling under one of the categories of “Tax Benefit Business” under the Special Treatment Control Law as part of our annual tax return process with the Korea National Tax Service, or NTS. Accordingly, upon first generating taxable income for the year ended December 31, 2005, we have been claiming the 50% tax reduction and, to date, have not received any objections from the NTS regarding our claim of such tax reduction. As we are unable to renew our certification as a “designated venture company” after its expiration in June 2009, we do not expect to be able to claim the 50% tax reduction from year 2009. While we continue to believe that we qualified for the 50% tax reduction under the Special Tax Treatment Control Law from the year ended December 31, 2005 to the year ended December 31, 2008, we cannot assure you that if NTS were to conduct an audit against us that its findings would be consistent with our determination or that if NTS were to determine that we were not entitled to claim such tax reduction, it would not require us to pay back-taxes with statutory interest or impose any fines or penalties.

Further, under the Special Tax Treatment Control Law, a company categorized as a small and medium-sized company based on various factors, such as area of business, number of full-time employees, paid-in capital, revenue, and ownership structure, is entitled to a 10% reduction in corporate income tax on eligible taxable income until December 31, 2011 if such company’s business falls under one of the categories of the Tax-Benefit Businesses and its place of business is located in the Seoul Metropolitan Area. We satisfy these conditions for year 2009 and, while we will unlikely be able to claim the 50% tax reduction as a certified venture company for the year ended December 31, 2009, we will be entitled to claim a 10% tax reduction from the statutory tax rate (24.2% including resident surtax) on eligible taxable income as a small and medium-sized company. From January 1, 2010, we do not expect to qualify as a small and medium-sized company and will be subject to the statutory tax rate without any reduction. The statutory tax rate has been reduced to 22.0% (including resident surtax) for taxable income from January 1, 2010.

In addition, pursuant to the Special Tax Treatment Control Law, a company is generally eligible for a 40% (or 50% for certain qualified expenditures) tax credit in the amount of the excess of expenditures relating to technology development and human resources in the relevant year subject to the tax credit over the average of the expenditures relating to technology development and human resources during the previous four-year period. Small and medium-sized companies may elect to obtain a tax credit in the amount which is either (i) 50% of the difference between (A) expenditures relating to technology development and human resources in the relevant year subject to the tax credit and (B) average of the expenditures relating to technology development and human resources for the previous four-year period or (ii) 25% (which was 15% until 2008) of the expenditures relating to technology development and human resources in the relevant year subject to the tax credit. We established a research and development division in July 2002. We filed tax returns, together with documents supporting our expenditures relating to technology development and human resources, with the tax authorities for fiscal years from 2005 to 2008. If the NTS determines that these expenditures are not related to technology development and human resources subject to the tax credit, we may not be entitled to the relevant tax credit and may be required to pay back-taxes and statutory interest.

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

If a “market dominant player” is found to be engaging in “abusive” acts, the KFTC may order it to take certain corrective measures, such as reduce its prices, discontinue such acts, publicize its corrective measures, as well as impose a fine up to 3% of its revenues. It may also be subject to criminal penalties, such as imprisonment up to three years or a fine up to Won 200 million.

In November 2007, the KFTC determined that we are a “market dominant player” and imposed an administrative fine in the amount of Won 135 million for committing unfair trade practices as a “market dominant player.” We paid the fine and are in the process of appealing the KFTC’s determination that we are a “market dominant player” to the Supreme Court of Korea. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

4.C.	Organizational Structure

Not applicable.

4.D.	Property, Plants and Equipment

As of December 31, 2008, our property and equipment mainly consist of approximately 75% network servers, 19% software and 6% personal computers. As of December 31, 2008, the net book value of our property and equipment was Won 30.55 billion (US$19.93 million). Because our main business is to provide an e-commerce marketplace, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Our corporate headquarters are located in approximately 5,709 square meters of office space located at LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea under two leases which expire on February 28, 2010 and are renewable for subsequent one-year terms. We also lease approximately 5,529 square meters of office space in Fine Tower, Yeoksam-Dong, Gangnam-Gu, Seoul 135-935 Korea, under two leases which expire on February 28, 2011. Our servers and other technology infrastructure are located in approximately 462 square meters of leased space located in the KIDC Building, Nonhyun-Dong 261-1, Gangnam-Gu, Seoul, Korea, and approximately 165 square meters of leased space located in the KIDC Building, Seocho-Dong, Seocho-Gu, Seoul, Korea. Our Japanese branch office is located in approximately 238 square meters of office space in Kamiyacho Prime-Place Bldg. 9F, 4-1-17, Toranomon, Minato-ku, Tokyo under a lease that expires on November 30, 2009.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our financial statements and the related notes which appear elsewhere in this annual report. The following discussion is based on our financial statements, which have been prepared in accordance with U.S. GAAP. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.

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

Until the third quarter of 2003, we operated as an online retailer, selling products from our inventory, and as an e-commerce marketplace, where various sellers could list and sell their products. In the third quarter of 2003, we began transitioning exclusively to an e-commerce marketplace. By December 31, 2004, we sold all of our inventory and since then, have been generating revenues exclusively from our e-commerce marketplace. We currently derive substantially all of our revenues from transaction fees on the sale of products on our website, as well as premium listing, banner advertisement and keyword search fees.

In the past several years, we have experienced significant growth in the number of registered users and the variety of goods sold on our website and GMV as well as increase in competition as the retail e-commerce industry continues to grow. Some of the major factors and trends which have affected our results of operations include:

•	a widening acceptance of the use of the Internet to purchase goods in Korea;

•	improving Internet and delivery network infrastructure in Korea;

•	increasing competition from established e-commerce marketplaces and new entrants to the market; and

•	evolving technology and sophisticated customer demands.

We believe that we are well positioned to take advantage of the growth of the retail e-commerce industry in Korea. However, we face a number of challenges in growing our business including increased competition as the retail e-commerce industry continues to grow. Moreover, the current global economic downturn may have an adverse impact on our growth as the decline in the flow of goods and private consumption may subsequently decrease demands for our products and services. We must continue to implement key strategic initiatives and service developments to attract users to our website and develop and provide, on a timely basis, services that gain market acceptance to continue to be competitive. Our management team continually strives to develop and introduce new and innovative services which we offer on competitive terms. We also seek to continue to increase our brand awareness through our online and offline marketing strategies.

Our revenues for the year ended December 31, 2008, 2007 and 2006 were Won 278.68 billion (US$181.8 million), Won 222.89 billion and Won 154.13 billion, respectively. Our net income for the year ended December 31,

2008, 2007 and 2006 were Won 56.39 billion (US$36.79 million), Won 33.30 billion and Won 16.28 billion, respectively.

Revenues

Our revenues from transaction fees on the sale of products on our website, represented 54.6%, 58.3%, and 64.4% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Our advertising and other revenues, including premium listing, banner advertisement, keyword search fees, non-seller advertisement, membership fees for our Zero Margin Club and delivery services that we receive from buyers, represented 45.4%, 41.7%, and 35.6% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

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

Interest income

We earn interest income from local financial institutions for deposits of cash and cash equivalents, cash on deposit, restricted cash and held-to-maturity corporate bonds.

Income tax

For the years ended December 31, 2006, 2007 and 2008, we had operating income and generated taxable income. As we had utilized all available loss-carryforwards in 2004 and 2005, we recorded income tax expenses of Won 3.29 billion, Won 2.42 billion and Won 10.01 billion (US$6.53 million) at December 31, 2006, 2007 and 2008, respectively. For the year ended December 31, 2005, we had operating income and generated taxable income. As we had available loss-carryforwards of Won 3.19 billion at December 31, 2004, such amounts were utilized in 2005 to offset taxes we would otherwise have had to pay. In 2005, we recorded income tax benefits of Won 0.13 billion due to deferred income tax asset of Won 0.25 billion at the year ended December 31, 2005 and had available investment tax credit carryforwards of Won 0.09 billion at December 31, 2005.

The statutory tax rate applicable to us was 27.5% (including resident surtax) in 2006, 2007 and 2008. However, as an eligible venture company under the Special Tax Treatment Control Law of Korea, we were entitled to a reduction in the statutory tax rate to 13.75% (including resident surtax) in 2006, 2007 and 2008. We plan to file our tax returns for the 2008 fiscal year on such basis. From January 1, 2009, we do not expect to be able to claim the tax reduction as a certified venture company, but we will be entitled to a 10% tax reduction from the statutory tax rate (24.2% including resident surtax) on eligible income as a small and medium-sized company under the Special Tax Treatment Control Law. This reduced rate is currently effective until December 31, 2009. From January 1, 2010, we do not expect to qualify as a small and medium-sized company and will be subject to the statutory tax rate without any reduction under the Special Tax Treatment Control Law. The statutory tax rate has been reduced to 22.0% (including resident surtax) for taxable income from January 1, 2010. See Item 4.A. “Business Overview — Laws and Regulations — Laws Relating to Tax Benefits.”

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

Revenue recognition

Our revenues are derived from fees associated with completed transactions on our website, standard and premium listings, banner advertisements and keyword searches, non-seller advertisements, membership programs and delivery services. Revenues from transaction fees are derived from commissions paid by sellers. Revenues from advertising are derived from the sale of online banners, premium listings and keyword searches to sellers and sale of advertisements to non-sellers. Other revenues are derived from membership program fees and delivery service charges, among others.

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

Advertising and others

Listing, advertising and membership fee revenues are recognized ratably over the term of the listing period, advertising contract term and membership period, respectively. In general, listing periods range from one day to one month, advertising contracts have a term of one day to one year and membership periods are either three months or twelve months.

Loyalty programs

Registered buyers may earn loyalty points, or Gmarket Miles, by purchasing eligible products. Once a registered buyer has accumulated more than 10,000 G miles, the buyer may convert those G miles into G Cash, which in turn is convertible into cash, and can be used to purchase goods and services on our website. The mileage program reserve calculation incorporates judgments and assumptions regarding expected customer earnings and redemption patterns and is based on specific historical experience. Effective July 2007, we changed the terms of our mileage program so that all unused accumulated miles will expire on their third anniversary. As mileage can ultimately be redeemed for cash, we record, in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a reseller of the Vendor’s Products), as a reduction of revenues from transaction fees, a loyalty program reserve, which is an estimate of the cash value of the miles that will ultimately be redeemed, at each period end.

We account for discount coupons and stamps as sales incentives in accordance with EITF 01-9. Accordingly, we recognize the cost of these sales incentives at the later of the date at which the related revenue is recognized by us, or the date at which the sales incentive is offered. We classify the cost of the sales incentives as a reduction of revenue. Discount coupons can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. G Stamps are mainly used to enter events where the buyer has a chance of winning a discount coupon or other prizes. A reserve is recorded on our balance sheet until the coupons or G stamps are used in a purchase transaction or until the sales incentive expires. The reserve is measured based on our best estimate of the fair value associated with utilization of the coupons and G stamps. An important factor used in the estimate for the G stamp reserve is the amount per G stamp that we receive from sellers for G stamps issued by sellers to buyers. In cases where a buyer earns a G stamp as a result of a purchase transaction and then successfully converts this G stamp into a coupon, the related reserve in respect of the G stamp is released and a reserve is created in respect of the discount coupon.

Foreign Currency

Our revenues and related expenses generated from the overseas websites targeted at the Japanese and Singaporean markets and the assets and liabilities of our branch offices that operate and support these websites are denominated in the Japanese yen and the Singapore dollar. The revenues and expenses are translated into Won at average rates prevailing throughout the applicable period and the assets and liabilities of our branch offices are translated into Won at period-end exchange rates.

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

For stock options granted during 2007 and 2008 we estimated the volatility of our common stock on the date of grant based on the historical volatility of our ADSs listed on Nasdaq, also considering expected volatility based on market value data of a group of publicly traded companies. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate, as well as the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised, and cancelled. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See note 14 “Stock Option Grants” in the financial statements included in Item 18 for additional information.

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

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For the Company, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. We do not believe the retrospective requirements of SFAS 160 will have a material impact on our financial statements.

In February 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2), which delays the effective date of FAS 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. For the Company, FSP 157-2 is effective as of January 1, 2009. We do not believe the adoption of FSP 157-2 will have a material impact on our financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. For the Company, SFAS No. 161 is effective as of January 1, 2009. We believe the adoption of SFAS No. 161 will not have a material impact on our financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. For the Company, FSP 142-3 is effective as of January 1, 2009. We do not believe the adoption of FSP 142-3 will have a material impact on our financial statements.

Results of Operations

Our business has grown rapidly since we commenced operations in 2000, particularly in the past four years. We believe that period-to-period comparisons of our results of operations should not be relied upon as indicative of future performance.

2008 compared to 2007

The following table sets forth selective line items and the percentage of revenues that they represent for the fiscal years ended December 31, 2008 and 2007.

	Year Ended	Percentage	Year Ended	Percentage
	December 31,	of	December 31,	of	Percentage
	2008	Revenues	2007	Revenues	Increase
	(In billions of Korean Won, other than percentages)

Total revenues	278.68	100.0%	222.89	100.0%	25.0%
Cost of revenues	(144.47)	51.8%	(119.67)	53.7%	20.7%
Sales and marketing	(54.83)	19.7%	(52.47)	23.5%	4.5%
General and administrative	(29.75)	10.7%	(24.27)	10.9%	22.5%

Operating income	49.63	17.8%	26.48	11.9%	87.4%
Other income, net	16.77	6.0%	9.24	4.1%	81.5%

Income before income tax expenses	66.40	23.8%	35.72	16.0%	85.9%
Income tax expenses	10.01	3.6%	2.42	1.1%	313.5%

Net income	56.39	20.2%	33.30	14.9%	69.3%

Revenues.  Our total revenues increased by 25.0% to Won 278.68 billion (US$181.81 million) in the year ended December 31, 2008 from Won 222.89 billion in the year ended December 31, 2007. This increase was primarily due to:

•	a 17.1% increase in transaction fee revenues to Won 152.26 billion (US$99.33 million) in the year ended December 31, 2008 from Won 130.01 billion in the year ended December 31, 2007, primarily due to a 22.7% increase in GMV to Won 3,986.01 billion (US$2,600.48 million) for the year ended December 31, 2008 from Won 3,248.66 billion for the year ended December 31, 2007; and

•	a 36.1% increase in advertising and other revenues to Won 126.42 billion (US$82.48 million) in the year ended December 31, 2008 from Won 92.88 billion in the year ended December 31, 2007, primarily as a result of an increase in revenues from premium listing and seller advertisement.

Premium listing revenues increased by 17.8% to Won 38.7 billion (US$25.25 million) in the year ended December 31, 2008 from Won 32.9 billion in the year ended December 31, 2007. Seller advertisement revenues including banner and keyword search increased by 52.9% to Won 64.0 billion (US$41.75 million) in the year ended December 31, 2008 from Won 41.9 billion in the year ended December 31, 2007. Non-seller advertisement revenues increased by 29.8% to Won 11.4 billion (US$7.44 million) in the year ended December 31, 2008 from Won 8.8 billion in the year ended December 31, 2007. These increases were driven by the addition of approximately 2.0 million new sellers and buyers during 2008 allowing us to reach a total of 15.7 million registered buyers and sellers as of December 31, 2008. We believe that as the number of sellers increased, the increased competition among sellers resulted in sellers increasing their advertising expenditures to promote their products, which in turn resulted in increases in our premium listing, banner advertisement and keyword search fee revenues.

Changes in our transaction fee revenues are impacted by our sales incentive programs such as Gmarket Miles, discount coupons and Gmarket Stamps. See note 3 “Significant Accounting Policies” in the financial statements included in Item 18 for additional information regarding our accounting policies for sales incentives and roll forwards of the respective reserves.

Cost of revenues.  Our cost of revenues, which represented 51.8% and 53.7% of total revenues for the year ended December 31, 2008 and 2007, respectively, increased by 20.7% to Won 144.47 billion (US$94.25 million) in the year ended December 31, 2008 from Won 119.67 billion in the year ended December 31, 2007, primarily due to:

•	a 19.1% increase in credit card commissions and bank charges to Won 74.87 billion (US$48.85 million) in the year ended December 31, 2008 from Won 62.86 billion in the year ended December 31, 2007, reflecting the increase in GMV and number of transactions over the period;

•	a 10.5% increase in click-through fees to Won 25.27 billion (US$16.49 million) in the year ended December 31, 2008 from Won 22.86 billion in the year ended December 31, 2007, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 30.6% increase in other costs to Won 44.34 billion (US$28.93 million) in the year ended December 31, 2008 from Won 33.95 billion in the year ended December 31, 2007, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.

Sales and marketing expenses.  Our sales and marketing expenses, which represented 19.7% and 23.5% of total revenues in the year ended December 31, 2008 and 2007, respectively, increased by 4.5% to Won 54.83 billion (US$35.77 million) in the year ended December 31, 2008 from Won 52.47 billion in the year ended December 31, 2007, primarily resulting from:

•	a 22.8% increase in call center costs to Won 14.35 billion (US$9.36 million) in the year ended December 31, 2008 from Won 11.69 billion in the year ended December 31, 2007, due to the increase in transactions volume.

The above increases were offset by a 0.6% decrease in other costs, including advertising expense of Won 32.13 billion, to Won 40.49 billion (US$26.42 million) in the year ended December 31, 2007 from Won 40.78 billion in the year ended December 31, 2007, due to the increased in operational efficiency.

General and administrative expenses.  Our general and administrative expenses, which represented 10.7% and 10.9% of total revenues in the year ended December 31, 2008 and 2007, respectively, increased by 22.6% to Won 29.75 billion (US$19.41 million) in the year ended December 31, 2008 from Won 24.27 billion in the year ended December 31, 2007. This increase was primarily due to a 25.0% increase in salaries and other compensation expenses to Won 16.37 billion (US$10.68 million) in the year ended December 31, 2008 from Won 13.09 billion in the year ended December 31, 2007, primarily due to an increase in administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.

Operating income.  As a result of the foregoing, we recorded operating income of Won 49.63 billion (US$32.38 million) in the year ended December 31, 2008, as compared to operating income of Won 26.48 billion in the year ended December 31, 2007.

Other income, net.  Our other income increased to Won 16.77 billion (US$10.94 million) in the year ended December 31, 2008 from Won 9.24 billion in the year ended December 31, 2007, primarily due to an increase in interest income to Won 15.78 billion (US$10.29 million) in the year ended December 31, 2008 from Won 9.20 billion in the year ended December 31, 2007, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased.

Income tax expenses.  For the year ended December 31, 2008, we generated taxable income and as a result, recorded Won 10.01 billion (US$6.53 million) of income tax expenses.

The statutory income tax rate applicable to us was 27.5% (including resident surtax) in 2008 and 2007. The income tax expenses differ from the amount computed by applying the statutory tax rate principally due to a 50% reduction in corporate income tax as a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, and from tax credits primarily related to increased research and development expenses that lower the effective tax rate. Our effective tax rate in 2008 was 15.1%, compared to 6.8% in 2007.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2008		2007
	(In millions of Won)

Tax expense at Korean statutory tax rate	~~W~~	18,228	~~W~~	9,811
Income tax exemptions		(6,156)		(5,497)
Income tax credits		(2,633)		(2,321)
Expenses not deductible for tax purpose		568		427

Total income tax expense	~~W~~	10,007	~~W~~	2,420

From January 1, 2009, we do not expect to be able to claim the tax reduction as a certified venture company, but we will be entitled to a 10% tax reduction from the statutory tax rate (24.2% including resident surtax) on eligible income as a small and medium-sized company under the Special Tax Treatment Control Law. This reduced rate is currently effective until December 31, 2009. From January 1, 2010, we do not expect to qualify as a small and medium-sized company and will be subject to the statutory tax rate without any reduction under the Special Tax Treatment Control Law. The statutory tax rate has been reduced to 22.0% (including resident surtax) for taxable income from January 1, 2010.

Net income.  As a result of the foregoing, we recorded a net income of Won 56.39 billion (US$36.79 million) in the year ended December 31, 2008 compared to a net income of Won 33.30 billion in the year ended December 31, 2007.

2007 compared to 2006

The following table sets forth selective line items and the percentage of revenues that they represent for the fiscal years ended December 31, 2007 and 2006.

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

Revenues.  Our total revenues increased by 44.6% to Won 222.89 billion in the year ended December 31, 2007 from Won 154.13 billion in the year ended December 31, 2006. This increase was primarily due to:

•	a 31.0% increase in transaction fee revenues to Won 130.01 billion in the year ended December 31, 2007 from Won 99.25 billion in the year ended December 31, 2006, primarily due to a 43% increase in GMV to Won 3,248.66 billion for the year ended December 31, 2007 from Won 2,268.20 billion for the year ended December 31, 2006; and

•	a 69.2% increase in advertising and other revenues to Won 92.88 billion in the year ended December 31, 2007 from Won 54.88 billion in the year ended December 31, 2006, primarily as a result of an increase in revenues from standard and premium listing and seller advertisement.

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

Cost of revenues.  Our cost of revenues, which represented 53.7% and 51.2% of total revenues for the year ended December 31, 2007 and 2006, respectively, increased by 51.6% to Won 119.67 billion in the year ended December 31, 2007 from Won 78.95 billion in the year ended December 31, 2006, primarily due to:

•	a 50.5% increase in credit card commissions and bank charges to Won 62.86 billion in the year ended December 31, 2007 from Won 41.76 billion in the year ended December 31, 2006, reflecting the increase in GMV and number of transactions over the period;

•	a 22.8% increase in click-through fees to Won 22.86 billion in the year ended December 31, 2007 from Won 18.62 billion in the year ended December 31, 2006, reflecting the increase in our marketing efforts to promote our website, and the products offered on our website; and

•	a 82.7% increase in other costs to Won 33.95 billion in the year ended December 31, 2007 from Won 18.57 billion in the year ended December 31, 2006, primarily as a result of increases in network and systems maintenance fees, salaries and other compensation expenses, and depreciation expenses, due to the increase in GMV and expansion of our technology systems to accommodate the increased number of sellers, buyers and transactions.

Sales and marketing expenses.  Our sales and marketing expenses, which represented 23.5% and 30.1% of total revenues in the year ended December 31, 2007 and 2006, respectively, increased by 13.0% to Won 52.47 billion in the year ended December 31, 2007 from Won 46.43 billion in the year ended December 31, 2006, primarily resulting from:

•	a 16.9% increase in advertising expense to Won 31.96 billion in the year ended December 31, 2007 from Won 27.35 billion in the year ended December 31, 2006, reflecting our expanded marketing efforts in 2007, including our online and offline advertisements;

•	a 7.4% increase in promotion expense for sales to Won 2.71 billion in the year ended December 31, 2007 from Won 2.52 billion in the year ended December 31, 2006, reflecting the increase in our name brand and image enhancement promotional activities; and

•	a 30.4% increase in other costs to Won 6.11 billion in the year ended December 31, 2007 from Won 4.69 billion in the year ended December 31, 2006, primarily as a result of an increase of, and salaries and other compensation paid to, marketing employees.

The above increases were offset by 1.5% decrease in call center expenses to Won 11.69 billion in the year ended December 31, 2007 from Won 11.87 billion in the year ended December 31, 2006, due to increase in operational efficiency.

General and administrative expenses.  Our general and administrative expenses, which represented 10.9% and 9.5% of total revenues in the year ended December 31, 2007 and 2006, respectively, increased by 66.5% to Won 24.27 billion in the year ended December 31, 2007 from Won 14.57 billion in the year ended December 31,

2006. This increase was primarily due to a 64.9% increase in salaries and other compensation expenses to Won 13.09 billion in the year ended December 31, 2007 from Won 7.94 billion in the year ended December 31, 2006, due to an increase in administrative employees (which include our research and development employees) and as a result of our continuing focus on research and development of software and technology.

Operating income.  As a result of the foregoing, we recorded operating income of Won 26.48 billion in the year ended December 31, 2007, as compared to operating income of Won 14.18 billion in the year ended December 31, 2006.

Other income, net.  Our other income increased to Won 9.24 billion in the year ended December 31, 2007 from Won 5.39 billion in the year ended December 31, 2006, primarily due to an increase in interest income to Won 9.20 billion in the year ended December 31, 2007 from Won 5.19 billion in the year ended December 31, 2006, primarily as a result of an increase in cash we held in respect of the amounts payable to sellers as our GMV increased.

Income tax expenses.  For the year ended December 31, 2007, we generated taxable income and as a result, recorded Won 2.42 billion of income tax expenses.

The statutory income tax rate applicable to us was 27.5% (including resident surtax) in 2007 and 2006. The income tax expenses differ from the amount computed by applying the statutory tax rate principally due to a 50% reduction in corporate income tax as a “Tax-Benefit Business,” as defined in the Special Tax Treatment Control Law, and from tax credits primarily related to increased research and development expenses that lower the effective tax rate. Our effective tax rate in 2007 was 6.8%, compared to 16.8% in 2006.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2007		2006
	(In millions of Won)

Tax expense at Korean statutory tax rate	~~W~~	9,811	~~W~~	5,381
Income tax exemptions		(5,497)		(2,129)
Income tax credits		(2,321)		(164)
Expenses not deductible for tax purpose		427		221
Other		—		(20)

Total income tax expense	~~W~~	2,420	~~W~~	3,289

Net income.  As a result of the foregoing, we recorded a net income of Won 33.30 billion in the year ended December 31, 2007 compared to a net income of Won 16.28 billion in the year ended December 31, 2006.

Exchange Rates

See Item 3.A. “Selected Financial Data — Exchange Rates.”

5.B.	Liquidity and Capital Resources

Our principal sources of cash are cash flow from our operating activities. We had cash and cash equivalents and cash on deposit of Won 296.5 billion (US$193.42 million), Won 238.4 billion and Won 169.3 billion as of December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, our working capital, which is the difference between total current assets and total current liabilities, was Won 162.7 billion (US$106.17 million), including cash and cash equivalents of Won 79.5 billion (US$51.85 million) and cash on deposit of Won 217.0 billion (US$141.57 million), compared to the working capital amount in December 31, 2007 of Won 115.0 billion, including cash and cash equivalents of Won 48.4 billion and cash on deposit of Won 190.0 billion. Our cash and cash equivalents include the amount payable from the buyers to the sellers held during the period prior to us paying to the sellers the relevant purchase cost, which ranges from seven days to thirty days. Such amounts were Won 184.2 billion (US$120.19 million), Won 147.3 billion and Won 103.6 billion as of December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, we had no outstanding debt. We expect capital requirements for 2009 to be primarily for working capital needs and capital expenditures. We believe that our available cash and cash equivalent and cash flows generated from operations will be sufficient to satisfy our working capital and capital expenditure requirements in 2009. Our ability to continue to satisfy our capital requirements from our cash flows will depend on our ability to maintain and improve our operating margins and generate sufficient cash from our operations. If we are unable to meet our capital requirements from our cash flows, we may turn to external financing sources, such as long-term debt or issuance of equity or other debt securities, in order to meet our capital requirements. However, there can be no assurance that such external financing sources may be available to us and/or under acceptable terms and conditions.

Our cash on deposit represents time deposits held with several financial institutions, with maturities of greater than three months, but less than one year. Held-to-maturity securities comprise corporate bonds with fixed rates of interest and scheduled maturity dates from 2009 through 2014. Cash on deposit and held-to-maturity securities are held at financial institutions which management believes are of high credit quality.

Our net cash generated from operating activities amounted to Won 116.5 billion (US$76.01 million) in 2008 compared with Won 73.3 billion in 2007 and Won 29.9 billion in 2006. The increase in net cash generated from operating activities in 2008 was due primarily to the growth of our business reflected in the higher GMV and net income and to the increase of amounts payable to sellers.

Our net cash used in investing activities in 2008 increased to Won 88.6 billion (US$57.81 million) from Won 60.0 billion in 2007 and Won 111.9 billion in 2006. The increase in 2008 compared to 2007 is due to an increased level of investment in held-to-maturity investments and property and equipment, offset by a decreased level of investment in cash on deposit. The increase in net cash used in investing activities in 2008 is a result of the growth in our business and the resulting increased levels of cash generated from operating activities available for investment. Net cash used in investing activities in 2006 was primarily driven by the issuance of common shares from the initial public offering, a significant portion of the proceeds from which was placed as cash on deposit.

Our capital expenditures are comprised primarily of purchases of computers and servers and other technology related systems. We do not own any real property. Capital expenditures for 2008 were Won 16.8 billion (US$10.96 million) compared with Won 10.6 billion in 2007 and Won 14.8 billion in 2006. We expect to have capital expenditure requirements for our ongoing expansion and development of our business, including expenditures for expansion and upgrades of our Internet servers and databases as well as the operation and expansion of our overseas websites. We currently estimate our capital expenditures for 2009 will be a total of approximately Won 15.0 billion.

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

Our net cash provided by financing activities increased to Won 3.2 billion (US$2.09 million) in 2008 compared with Won 0.2 billion in 2007, due to proceeds from exercise of stock options. Net cash provided by financing activities in 2006 was Won 80.1 billion, as the 2006 period included proceeds from the issuance of common shares from the initial public offering during 2006.

We currently do not anticipate any potentially significant refinancing requirements in 2009.

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

For the years 2008, 2007, and 2006, we spent approximately Won 6.96 billion (US$4.54 million), Won 5.40 billion, and Won 2.93 billion, respectively, on research and development, which mainly include expenditures on salaries, fringe benefits, stock option compensation and severance benefits for employees in our research and development divisions.

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

The following table summarizes our contractual obligations as of December 31, 2008 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
			Less Than				More Than
	Total		1 Year		1-3 Years	3-5 Years	5 Years
	(In billions of Won)

Description of Contractual Obligations
LIG Tower office leases(1)	~~W~~	0.33	~~W~~	0.33	—	—	—
Fine Tower office lease(2)		3.21		1.48	1.73	—	—
Japan branch office lease(3)		0.51		0.51		—	—
Accrued Severance benefits(4)		4.47
Other liabilities(5)		1.09

Notes:

(1)	Lease of 5,709 square meters of office space (6th, 7th, 8th and 9th floors) for our headquarters in Seoul, Korea. The lease had a term of one year and was renewable for subsequent one year terms. We renewed the lease on February 28, 2008 and again on March 1, 2009. We paid a security deposit in connection with this lease in the amount of approximately Won 1.90 billion (US$1.24 million).

(2)	Lease of 5,529 square meters of office space (8th, 9th, 10th, 11th, 12th and 14th floors) in Seoul, Korea. The lease expires on February 28, 2011 and is renewable for subsequent one-year terms. We paid a security deposit in connection with this lease in the amount of approximately Won 4.89 billion (US$3.19 million).

(3)	Lease of 238 square meters of office space for our Japan branch office in Tokyo, Japan, from December 2007 to November 2009. We paid a security deposit in connection with the lease in the amount of Yen 43 million.

(4)	Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.

(5)	Other liabilities are for uncertain tax positions recorded in accordance with FIN 48. The liability cannot be split by period in which payments are due as the timing of payments is unknown.

5.G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this filing.

Executive Officers and Directors	Age	Position/Title

Young Bae Ku	43	Representative Director and Chief Executive Officer
Duckjun (D.J.) Lee	43	Senior Managing Director and Chief Financial Officer
Dae Sik Yang	37	Managing Director and Chief Technology Officer
Kwang Jin Ryoo	36	Managing Director — e-Market Operations
Jae Ho Lee	39	Vice President — Development Operations
Paul J. Lee	36	General Counsel
Ki Hyung Lee	46	Non-Standing Director and Chairman of the Board of Directors
Sang Kyu Lee	42	Non-Standing Director
John E. Milburn	47	Outside Director
Dean Geehun Kim	41	Outside Director
Massoud Entekhabi	54	Outside Director and Chairman of the Audit Committee Members
Hakkyun Kim	45	Outside Director and Audit Committee Member
Joon-Ho Hahm	45	Outside Director and Audit Committee Member
Greg Mrva	39	Non-Standing Director

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

Jae Ho Lee has been the vice president — Development Operations since December 2007, having joined us in 2001. From June 2004 until January 2007, Mr. Lee served as a division manager of the development division. Prior to assuming that position, Mr. Lee served as assistant manager, deputy manager and general manager of various development departments, including the front and back-end and application development department. Prior to joining us, Mr. Lee worked at Interpark Corporation from March 2000 to February 2001, where he worked on front and back-end and application programming for Interpark Corporation’s site service. Before joining Interpark Corporation, Mr. Lee worked at Inetworks Corporation as a Visual C++, Java programmer. Mr. Lee received a Bachelor’s degree in Computer Science from Kangnam University.

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

Ki Hyung Lee has served as our director since April 2000. Mr. Lee has been the chairman since October 1997, the co-chief executive officer of Interpark Corporation, our largest shareholder, from October 1997 to May 2008. Mr. Lee is currently the chief executive officer of Interpark Corporation since May 2008. Mr. Lee was responsible for establishing Interpark Corporation in October 1997, one of the earliest e-commerce business companies in Korea, which was begun as a business unit within Dacom Corporation. Mr. Lee has led Interpark Corporation’s efforts to expand its online business to ticketing, tourism and shopping. Mr. Lee also serves as a director of Korea On-Line Shopping Association. Mr. Lee received a Bachelor’s degree in Astronomy from Seoul National University.

Sang Kyu Lee has served as our director since April 2000. Mr. Lee was our former chief executive officer, from April 2000 to September 2001. Mr. Lee is currently the chief executive officer of Interpark Shopping, which is a division of Interpark INT, a wholly-owned subsidiary of Interpark Corporation. Prior to becoming the chief executive officer of Interpark Shopping, Mr. Lee served in various roles, including as co-chief executive officer of Interpark Corporation, head of strategy, managing director and executive vice president of Interpark Corporation. Mr. Lee received a Bachelor’s degree in International Economics from Seoul National University.

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

Dean Geehun Kim has served as our director since July 2007. Mr. Kim is the founder, President and CEO of Stonebridge Capital Inc., a major venture capital and private equity investor in Korea that focuses on the IT and media industries for its venture investment portfolio and invests in a wide range of companies. Stonebridge Capital was spun off in December, 2008 from IMM Investment Corporation where Mr. Kim was the co-founder, President and CEO. Mr. Kim has worked for IMM Investment Corporation for the last 10 years and has broad experience in the investment field from venture investment to large cap buyout deals in the IT and entertainment industries. Mr. Kim has also served as President and CEO of each of IMM Venture Capital, IMM Asset Management and IHQ Co. Ltd., one of the largest entertainment companies in Korea in which IMM was the largest shareholder. Mr. Kim received a Bachelor of Science degree in Molecular Biology from Seoul National University and a Master of Business Administration degree from MIT Sloan School of Management. Mr. Kim also completed an Executive Program from Columbia Business School in September, 2008.

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

Joon-Ho Hahm has served as our director and member of our audit committee since December 2005. Mr. Hahm is an Associate Professor of the Graduate School of International Studies at Yonsei University in Korea. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Korea Deposit Insurance Corporation and a member of the Advisory Committee of Hana Bank. Mr. Hahm received a Bachelor’s degree in English Literature and Business

Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1988 and a Ph.D. in Finance and Economics from Columbia University in 1993.

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

We currently do not have any outstanding loans to our directors or executive officers. We currently do not have any guarantee obligations with respect to any borrowings by any of our directors or executive officers. The remuneration paid to our directors and executive officers, in the aggregate, during the year ended December 31, 2008 totaled approximately Won 1.46 billion (US$0.95 million), which excludes Won 0.15 billion set aside or accrued to provide for retirement benefits to six of our executive officers. The accrued severance benefits for our executive officers as of December 31, 2008 were Won 0.36 billion (US$0.23 million). The annual maximum aggregate amount of remuneration for our directors and executive officers is determined by a shareholder resolution. We also grant stock options to our directors and executive officers. See Item 6.E. “Share Ownership — Stock Options.” We also reimburse our directors for expenses they incur in performance of their services. In addition, we maintain five cars for our executive officers primarily for business use, but which can at times also be used for their personal use.

Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. We are required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the Korea National Pension Service in 2006, 2007 and 2008 was Won 353.3 million, Won 651.6 million and Won 820.8 million (US$535.49 million), respectively. The accrued severance benefits as of December 31, 2006, 2007 and 2008, were Won 1,396.7 million, Won 2,781.3 million and Won 4,467.2 million (US$2.91 million), respectively.

We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

6.C.	Board Practices

Corporate Governance Practices

Nasdaq’s corporate governance practice rules provide that a foreign private issuer may elect to follow certain home country corporate governance practices in lieu of the requirements under Nasdaq Marketplace Rule 4350, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The home country practices that we follow in lieu of Nasdaq Marketplace Rule 4350 are described below.

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

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors of up to nine members comprised of standing directors and non-standing directors, the majority of which must be outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not executive officers, or otherwise employed by us. Under our articles of incorporation, outside directors are appointed from non-standing directors, and total number of outside directors shall be at least three. Under the Korean Commercial Code, amended as of February 4, 2009, the following persons are not qualified to be outside directors: (i) a person who is a standing director or employee of the company or was a standing director, auditor or employee of the company within the preceding two years, (ii) the largest shareholder and his spouse or lineal ascendant or descendant if the largest shareholder is an individual, (iii) a director, auditor or employee of the largest shareholder if the largest shareholder is a legal entity; (iv) a spouse or lineal ascendant or descendant of a director or auditor of the company, (v) a director, auditor or employee of a subsidiary or parent company of the company, (vi) a director, auditor or employee of a company that has an important business relationship with the company or (vii) a director, auditor or employee of a company in which a director or employee of the company is a director.

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

Committees of the Board of Directors

Pursuant to our articles of incorporation, as amended, we have established an audit committee. In addition, the board of directors may establish under the board of directors a committee (other than the audit committee) consisting of at least two directors pursuant to our internal regulations adopted by the board of directors and may delegate certain authority of the board of directors, to the extent permissible under applicable laws and regulations.

Audit Committee

Pursuant to our articles of incorporation, as amended, we have established our audit committee. Under our articles of incorporation, the audit committee must consist of three or more outside directors. Our articles of incorporation also requires us to comply with the laws of the relevant jurisdiction or the regulations and rules of the relevant government supervisory authorities or the relevant stock exchange, such as the Nasdaq Marketplace Rules, with respect to authority and composition of the audit committee, if we list or trade our stock on overseas stock exchanges. Therefore, all of our audit committee members must satisfy independence requirements under the Nasdaq Marketplace Rules. Our audit committee consists of Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm, all of whom meet the independence requirements of the Nasdaq Marketplace Rules. The audit committee is responsible for overseeing our accounting and financial reporting processes and the audits of the financial statements of our company. The responsibilities of the audit committee under the Korean Commercial Code and our articles of incorporation include, among other things:

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

The following table sets forth the number of our full-time employees for each of our major departments and our total number of employees as of December 31, 2006 and 2007 and 2008.

	2006	2007	2008

Management and administration(1)	16	28	27
Business planning	37	64	64
Accounting and finance	21	21	21
Research and development	65	108	126
Sales and marketing	51	77	75
Transaction support(2)	109	193	228
Service quality management	75	78	70
Japan branch	—	3	13

Total	374	572	624

Notes:

(1)	In 2007, some of the personnel previously assigned to the accounting and finance department were transferred to the management and administration department.

(2)	In 2007, thirteen people previously assigned to the business planning department were transferred to the transaction support department. This number also includes two full-time personnel deployed to our Singapore branch office.

The total number of our full time employees for 2008 includes 536 regular employees and 88 temporary employees. The temporary employees are contract employees on one-year contracts and workers dispatched from various employment agencies for a duration of six months to a year.

As of December 31, 2008, there were over 496 personnel at our outsourced call center to handle our customer service functions. We hire part-time employees and contractors from time to time on an as-needed basis.

The steady increase in the number of employees is due to the expansion of our business over the period. We have strived to develop a culture that encourages creativity and individual thought, and our compensation system matches our culture. We also provide stock options to our management and certain employees, pursuant to our standard terms of stock option agreements with our employees, which we believe has the effect of more closely aligning the personal interests of our employees to our overall financial performance. See Item 6.E. “Share Ownership — Stock Options.”

We believe our relationship with our employees is good, and we have never experienced any major labor disputes. None of our employees belongs to a labor union, and no collective bargaining agreement governs our relationship with our employees.

6.E.	Share Ownership

Some of our directors and officers own our common shares. See Item 7.A. “Major Shareholders.”

Stock Options

The following table sets forth information on the stock options outstanding as of February 28, 2009 that we have granted to our directors and officers, taking into account the 50-for-1 stock split effective January 5, 2006. Under our standard terms of stock options or agreements granted to our directors and officers, any outstanding stock options must be exercised within three months from the date of retirement or resignation by the holder of such stock option.

				Number of	Number of
	Grant	Exercise	Exercise	Options	Exercised
Executive Officers and Directors	Date	Period	Price	Granted	Options

Young Bae Ku	2001		Won 100	500,000
	2002	N/A	Won 100	1,000,000	2,000,000
	2003		Won 140	500,000
	2008	March 2010- March 2019	Won 19,694	100,000	0
Duckjun (D.J.) Lee	2005	December 2007- December 2016	Won 4,000	600,000	270,000
Paul J. Lee	2006	March 2008- March 2017	Won 9,000	65,000	32,500
Massoud Entekhabi	2005	December 2007- December 2016	Won 4,000	100,000	0
Hakkyun Kim	2006	March 2008- March 2017	Won 9,000	37,500	25,781
Joon-Ho Hahm	2006	March 2008- March 2017	Won 9,000	37,500	18,750
John E. Milburn	2008	March 2010- March 2019	Won 19,694	10,000	0
Dean Geehun Kim	2008	March 2010- March 2019	Won 19,694	10,000	0

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

The following sets forth information known to us with respect to the beneficial ownership of our common shares as of February 28, 2009, taking into account the conversion of all of our outstanding Series A convertible preferred shares into the same number of common shares on June 6, 2006 and the 50-for-1 stock split which became effective January 5, 2006, by:

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

Shares beneficially owned as of February 28, 2009:

	Number	%

Executive Officers and Directors:
Ki Hyung Lee(1)	3,635,550	7.2%
Young Bae Ku(2)	2,559,850	5.1%
Duckjun (D.J.) Lee(2)(8)	405,000	*
Sang Kyu Lee(2)	200,000	*
Kwang Jin Ryoo(2)	245,315	*
Jae Ho Lee(2)	115,000	*
Massoud Entekhabi(2)(7)	79,167	*
Paul J. Lee(2)(7)	14,896	*
Dae Sik Yang(2)	45,400	*
Hakkyun Kim(2)(9)	27,344	*
Joon-ho Hahm(2)(10)	27,344	*
Subtotal of Executive Officers and Directors as a group(11)	7,354,866	14.6%
Principal Shareholders:
Interpark Corporation(3)	14,599,900	29.0%
Yahoo! Korea Corporation(4)	4,505,650	9.0%
Yahoo! Inc.(4)(5)	516,311	1.0%
Techno Pacific Assets Limited(6)	62,517	*
Subtotal of Principal Shareholders	19,684,378	39.1%

Notes:

*	Less than 1%

(1)	Includes 2,615,500 shares directly held by Mr. Ki Hyung Lee, 20,050 shares held by family members of Mr. Ki Hyung Lee, and 1,000,000 shares owned by a third-party, of which 800,000 shares are subject to a right of purchase by Mr. Ki Hyung Lee and 200,000 shares are subject to right of instruction to sell and transfer to a designated third party by Mr. Ki Hyung Lee. Further, in his capacity as the chief executive officer and chairman of the board of Interpark Corporation, which is one of our principal shareholders, and as a major shareholder of Interpark Corporation, beneficially holding 26.0% of the issued and outstanding shares of Interpark Corporation, Mr. Ki Hyung Lee indirectly holds 14,599,900 shares of our company held by Interpark Corporation, which combined with the 3,635,500 shares directly and indirectly held by him make him a beneficial owner of 36.2% of our common shares. The mailing address for Mr. Ki Hyung Lee is: 8th Floor, Nam Seoul Building, 1304-3, Seocho-Dong, Seocho-Gu, Seoul 137-074, Korea.

(2)	The mailing address for this shareholder is: c/o Gmarket Inc., 9th Floor, LIG Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea.

(3)	See note (1) above. The mailing address for Interpark Corporation is: 8th Floor, Nam Seoul Building, 1304-3, Seocho-Dong, Seocho-Gu, Seoul 137-074, Korea.

(4)	Yahoo! Korea Corporation, a corporation organized and existing under the laws of Korea, is a wholly-owned subsidiary of Yahoo! Inc, a corporation organized and existing under the laws of the State of Delaware. The mailing address for Yahoo! Korea Corporation is: 144-19 JS Tower, Samseong-Dong, Gangnam-Gu, Seoul, Korea. The mailing address for Yahoo! Inc. is: 701 First Avenue, Sunnyvale, California 94089.

(5)	Yahoo! Inc. acquired 516,311 of our common shares in March 2007.

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

Korea 135-090 and its mailing address is Techno Pacific Assets Limited, 555 Bryant Street #584, Palo Alto, CA 94301, U.S.A.

(7)	Represents vested options exercisable for common shares as of February 28, 2009.

(8)	Includes options for 205,000 shares exercisable as of February 28, 2009.

(9)	Includes options for 1,563 shares exercisable as of February 28, 2009.

(10)	Includes options for 8,594 shares exercisable as of February 28, 2009.

(11)	Includes options for 309,220 shares exercisable as of February 28, 2009. The total number of shares beneficially owned by executive officers and directors without including the options is 7,045,646, which represents 14.0% of our outstanding common shares.

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

Yahoo! assigned its rights under the purchase agreement to Yahoo! Korea Corporation, a wholly-owned subsidiary of Yahoo! that is a corporation organized and existing under the laws of Korea, or Yahoo! Korea, and the transaction was consummated on June 12, 2006. As a result of the Yahoo! Korea investment, Yahoo! Korea owns 4,505,650 of our common shares, which represents approximately 9.0% of our total issued and outstanding common shares as of December 31, 2008. Yahoo! Inc. also purchased an additional 1% of our shares on the open market in March 2007.

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

Relationship with Interpark Corporation

As one of our sellers, Interpark Corporation lists products on our website, including books, CDs, household products and travel/tour packages. During the year ended December 31, 2008, the sales of Interpark Corporation’s products on our website, comprised less than 1% of our GMV.

During the years ended December 31, 2006, 2007 and 2008, the transactions with Interpark Corporation and its subsidiaries were as follows:

	2006		2007		2008
	(In millions of Won)

Revenues	~~W~~	131	~~W~~	417	~~W~~	688
Operating expenses		845		55		12
Accounts receivable		42		—		2
Leasehold and other deposits		114		—		—
Amounts payable to Interpark		335		807		661
Accounts payable and accrued expenses		56		2		—

Mr. Ki Hyung Lee, the chairman and chief executive officer of Interpark Corporation, and Mr. Sang Kyu Lee, the chief executive officer of Interpark Shopping, a division of Interpark INT, a wholly-owned subsidiary of Interpark Corporation, currently serve as members of our board of directors.

Relationship with Yahoo!

In September 2008, we entered into an online retailing business cooperation agreement with Yahoo! Southeast Asia Pte Ltd (“Yahoo! Southeast Asia”), an indirect wholly-owned subsidiary of Yahoo! Inc., in order to expand our e-commerce marketplace business into Singapore. Pursuant to the agreement, we agreed to purchase a minimum amount of online advertising inventory from Yahoo! Southeast Asia during the term of the Agreement, and Yahoo! Southeast Asia agreed to provide us with additional online advertising inventory as well as a hyperlink on Yahoo! Southeast Asia’s Singapore property to our Singapore website at www.gmarket.com.sg. The term of the agreement is for thirty months from the launch date of the website at www.gmarket.com.sg, which was November 18, 2008, and can be renewed for additional twelve-month terms, or as otherwise agreed between the parties.

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

Relationship with BestBuyer Co., Ltd.

BestBuyer Co., Ltd., or BestBuyer, is an affiliate of our largest shareholder, Interpark Corporation. We entered into four separate agreements with BestBuyer in July 2007, August 2007, October 2007 and April 2008, respectively. The first agreement is for the purchase of banner advertisements for three months with a monthly contract price of Won 7 million. This agreement is renewable on a monthly basis and was most recently renewed in May 2008. The second agreement is for Gmarket to act as the exclusive seller of books on BestBuyer’s website for one year with a monthly contract price of Won 3 million. The monthly contract price has been deceased to Won 3 million from Won 5 million since August 1, 2008. The third agreement is a one-year co-promotion agreement, renewable on an annual basis, pursuant to which we pay to BestBuyer a click-through fee, which is a fee we pay to Internet portals and other websites for referrals of buyers who make a purchase on our website. The amount of click-through fee is computed as a percentage of the total transaction value completed on our website by buyers referred to our website from the BestBuyer website. The total amount of click-through fees paid to BestBuyer for the year ended December 31, 2008 was Won 619.8 million (US$0.49 million). The fourth agreement is for the purchase of marketing services for 10 months with a monthly contract price of Won 7 million. This agreement expired in January 2009.

Loans to officers

We do not have any loans, credits or guarantees outstanding to or for the benefit of executive officers.

7.C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

Financial Statements

All relevant financial statements are included in Item 18. “Financial Statements.”

Legal Proceedings

We currently are and expect to be subject to various legal and governmental proceedings from time to time, incidental to the normal conduct of business, including, but not limited to, claims, suits and actions relating to intellectual property related matters, as well as actions with respect to products sold on our website. The ultimate outcome of these matters, individually and in the aggregate, is not expected to have a material impact on our results of operations or financial position.

On February 23, 2007, the Korea Intellectual Property Office rejected our service mark application for the exclusive use of our trade name “Gmarket” in the English and the Korean languages on the grounds that it is a simple and common mark, not eligible for registration as a service mark under the Korean Trademark Act. We appealed such finding with the Korean Intellectual Property Tribunal and received a final ruling in our favor that upheld our application. We successfully registered our service mark with the Korea Intellectual Property Office on July 21, 2008.

In November 2007, the KFTC completed its investigation of us which began in December 2006 and determined that we are a “market dominant player,” as such term is defined in the Monopoly Regulation and Fair Trade Act of Korea and imposed an administrative fine in the amount of Won 135 million for committing unfair trade practices as a “market dominant player.” The KFTC’s investigation stemmed from a claim raised by one of our competitors involving the alleged unfair trade practices by us. The claim alleged that we provided incentives related to marketing and advertising to a small number of its sellers in order to pressure such sellers not to list their products on other e-commerce marketplaces in Korea. We paid the fine in accordance with the KFTC’s decision. We also appealed the KFTC’s determination that we are a “market dominant player” to the Seoul High Court at the end of January 2008, and received a decision on August 20, 2008 that partially overturned the KFTC’s determination on the amount of the fine as being too heavy, but which left intact the finding by KFTC that we are a “market dominant player.” Currently we are in the process of appealing the determination by the KFTC and Seoul High Court to the Supreme Court of Korea.

In July 2007, four international sportswear manufacturers requested that the KFTC investigate us, alleging that we were allowing sellers to list and sell counterfeit products on our website. The KFTC issued a public release in June 2008, in which it proposed that we take actions to (i) clearly post the reasons for de-listing when we remove certain products or services from our website, and (ii) provide buyers with accurate seller information, without subjecting us to any penalties or sanctions. We have implemented the actions proposed by the KFTC and received no further notice from the KFTC or the manufacturers. While we have not received any indication of further complaints from the manufacturers, we cannot assure you that the manufacturers will not proceed to raise further claims against us in the future or initiate a lawsuit or other types of administrative actions against us or that we will be able to reach a mutually satisfactory resolution with the manufacturers.

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

ADSs

Following our initial public offering on June 29, 2006, the ADSs have been issued by Citibank N.A. as depositary and are listed on the Global Select Market of The NASDAQ Stock Market LLC, or the NASDAQ Stock Market, under the symbol “GMKT.” Each ADS represents one share of our common stock. As of December 31, 2008, 27,324,193 ADSs representing 27,324,193 shares of our common stock were outstanding.

The table below shows the high and low trading prices on Nasdaq for the outstanding ADSs since July 1, 2007. Each ADS represents one share of our common stock.

Period	High	Low
	(In US$)

2007	29.20	15.10
Third Quarter	29.20	19.32
Fourth Quarter	25.94	22.28
2008	27.45	11.43
First Quarter	27.45	18.69
Second Quarter	26.22	18.32
Third Quarter	26.42	19.67
September	24.75	21.60
Fourth Quarter	23.99	11.43
October	23.99	12.53
November	18.13	11.43
December	18.20	14.03
2009
First Quarter
January	18.00	12.00
February	15.75	13.98

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

See Item 9.A. “Offer and Listing Details.”

9.D.	Selling Shareholders

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

General

As of the date hereof, our authorized share capital consists of 200,000,000 shares, each with a par value of Won 100. As of December 31, 2008, there are 50,331,740 common shares and no preferred shares issued and outstanding. Each issued and outstanding preferred share was converted into one common share on June 6, 2006. As of December 31, 2006, no preferred shares are permitted to be issued under our articles of incorporation.

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

We must give our shareholders a written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. Our articles of incorporation allow us to give such notice in the form of an e-mail. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders, which should be made in the form of a written document or an e-mail at least six weeks prior to the meeting. Shareholders not on the shareholders’ registry as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

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

Rights of Dissenting Shareholders

In some limited circumstances, including (i) the transfer of all or any significant part of our business, (ii) our merger or consolidation with another company, or (iii) certain stock swap transaction with other venture companies or major shareholders of other venture companies pursuant to the Venture Business Promotion Act (to the extent we continue to qualify as a venture company under such act), dissenting shareholders have the right to require us to purchase their shares. To exercise such right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days (10 days in the case of (iii) above) after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after our receipt of the dissenting shareholders’ request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement on the purchase price for the shares is not made within 30 days from the date of our receipt of the dissenting shareholders’ request, we or such dissenting shareholder may request a court in Korea to determine the purchase price. Under the Korean Commercial Code, the purchase price will be determined at the amount that court believes is the fair value of our shares. In calculating the fair value of our shares, the court will consider our financial condition and other circumstances. Holders of ADSs will not be able to exercise dissenter’s rights, unless they withdraw the underlying common shares and become our direct shareholders.

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

General

The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the Foreign Exchange Transaction Laws, regulate investments in securities of Korean companies by persons who are not residents of Korea (“non-residents”) as defined by that Act and the issuance of securities by Korean companies outside of Korea. Under the Foreign Exchange Transaction Laws, non-residents may invest in securities of Korean companies only to the extent specifically allowed by these laws. The Financial Services Commission of Korea has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act of Korea (which has replaced and superseded the preexisting Securities and Exchange Act of Korea), regulations that restrict investment in securities of Korean companies by foreign investors (as defined by the Financial Investment Services and Capital Markets Act of Korea) and regulate issuance of securities by Korean companies outside of Korea.

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

Government Review of Issuances of ADSs

In order for us to issue ADSs in an amount exceeding US$30 million (aggregating any amount of foreign currency loans borrowed and securities offerings issued outside Korea, including when foreign-currency nominated securities are issued in Korea and sold to non-residents outside Korea by way of private placement) during the one year period immediately preceding the date of the submission of a report to MOSF), we are required to submit a report to the MOSF with respect to the issuance of the ADSs prior to such issuance. The MOSF may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs. In addition, we are also required to submit a report to the MOSF upon receipt of the full proceeds from the offering of the ADSs promptly after the issuance of the ADSs. No further governmental approval is necessary for the offering and issuance of the ADSs.

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

Reporting Requirements for Holders of Substantial Interests

Prior to making an investment of 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a bank located in Korea (which may include a non-Korean bank’s Korean branch office) that is licensed pursuant to the Foreign Exchange Transaction Act to engage in foreign currency transactions (a “foreign exchange bank”) or the Korea Trade Investment Promotion Agency, or KOTRA. Subsequent sales of such shares by foreign investors will also require a report to such foreign exchange bank or the KOTRA, as the case may be, within 30 days following the execution of a stock transfer agreement.

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

Restrictions Applicable to Shares

Certificates evidencing common shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only Korea Securities Depository, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized custodians designated and announced by the Financial Services Commission of Korea are eligible to act as a custodian of shares for a non-resident or foreign investor. A custodian acting for a non-resident or foreign investor must deposit the shares with Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

A foreign investor may appoint one or more standing proxies from among Korea Securities Depository, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized custodians designated and announced by the Financial Services Commission of Korea, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto, if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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

Investment traders and Investment brokers are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Distributions treated as dividends that are received by non-corporate U.S. Holders (including individuals) through taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” or in respect of stock of a non-U.S. corporation (other than a passive foreign investment company) that is readily tradable on an established securities market in the United States, generally qualify for a 15% reduced maximum tax rate so long as certain holding period requirements are met. Since the ADSs were listed on NASDAQ, unless we are treated as a passive foreign investment company with respect to such U.S. Holder, dividends received in respect of the ADSs will qualify for the reduced rate. However, dividends paid on the common shares not held through ADSs should qualify for the reduced rate if we are treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to such U.S. Holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Tax Convention as currently in effect meets these requirements and we believe that we are currently eligible for the benefit of the Tax Convention. However, the U.S. Internal Revenue Service (the “IRS”) may disagree with our conclusion, and, therefore, no assurance can be given that we will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on our common shares held by a U.S. Holder other than through ADSs. With respect to dividends qualifying for the reduced rate, special rules apply for purposes of determining the recipient’s investment income (which limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-

corporate taxpayer is urged to consult its own tax adviser regarding the possible applicability of the reduced rate and the related restrictions and special rules.

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

A U.S. Holder that receives Won (or other foreign currency) from a sale, exchange or other disposition of our common shares generally will realize an amount equal to the U.S. dollars value of the Won (or such other foreign currency) on the settlement date of such sale or disposition if (i) such U.S. Holder is a cash basis taxpayer or an accrual basis taxpayer that elects to apply the rules for cash basis taxpayers with respect to the purchase and sale of stock or securities traded on an established securities market, and our common shares are treated as being “traded on an established securities market” for this purpose or (ii) such settlement date is also the date of such sale or disposition. If the Won (or such other foreign currency) so received are converted into U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the Won (or such other foreign currency) so received are not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in the Won (or such other foreign currency) equal to the U.S. dollars value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Won (or such other foreign currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Won (or other currency) from a sale, exchange or other disposition of our common shares in cases not described in this paragraph.

Passive Foreign Investment Company Considerations

Based upon an analysis of our current assets and income and the manner in which we intend to operate our business, we believe that we were not in 2008, and we do not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The calculation of the value of our assets (which is conducted at the end of each quarter of the tax year and then averaged for the year) will be based, in part, on the then market value of our ADSs, which is subject to change. Because we have valued our goodwill based on the expected market value of our equity, a decrease in the price of the ADSs may also result in our becoming a PFIC. Moreover, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

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

The tax consequences described that would apply if we were a PFIC may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of and its adjusted tax basis in the ADSs or our common shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). In addition, any gain from a sale, exchange or other disposition of the ADSs or our common shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the ADSs or our common shares are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded in any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NASDAQ Stock Market will constitute a qualified exchange, and a non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. Under current law, the mark-to-market election may be available to U.S. Holders of ADSs because such ADSs will be listed on NASDAQ, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Since the common shares are not themselves traded on any securities exchange, the mark-to-market election may not be available for the common share even if the ADSs are traded on Nasdaq. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to a revocation of the election.

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

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, United States backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on, or proceeds from the sale, exchange or other disposition, of the ADSs or our common shares, unless an applicable exemption is satisfied.

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

Dividends on the Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you at a rate of 22.0% (including the resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty between the United States and Korea, and you are the “beneficial owner” of a dividend, generally, a reduced withholding tax at the rate of 16.5% (including a resident surtax) will apply, which may be further reduced to 11% (including resident surtax) if you meet certain other conditions.

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

Taxation of Capital Gains

As a general rule, in the absence of an applicable tax treaty that exempts or reduces the rate of tax on capital gains, capital gains earned by non-residents upon transfer of the shares of our common stock are subject to Korean withholding tax at the lesser of 11.0% (including a resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the shares of our common stock, 22.0% (including the resident surtax) of the net capital gains.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of common shares that you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty that exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% (including resident surtax) of the gross realization proceeds or, subject to production of satisfactory evidence of acquisition cost and transfer expenses of the ADSs, 22.0% (including resident surtax) of the net capital gains. Under the Tax Convention, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our common shares or ADSs, subject to certain exceptions.

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

Securities Transaction Tax

As a general rule, the transfer of our common shares, subject to certain exceptions, will be subject to a securities transaction tax at the rate of 0.5% of the sale price of the shares of common stock. As for the transfer of ADSs, although the MOSF issued a ruling to treat the transfers of depositary shares the same as the transfer of the underlying Korean shares for securities transaction tax purposes, under Korean tax laws transfers of depositary shares listed or registered on the New York Stock Exchange, the NASDAQ Stock Market, or other foreign exchanges designated by the MOSF (which currently are the Tokyo Stock Exchange, London Stock Exchange, Deutsche Böerse, and a stock exchange similar to the foregoing on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Financial Investment Services and Capital Markets Act of Korea) will be exempted from the securities transaction tax. In addition, with respect to the transfers of the ADSs, in August 2008, the Korean Supreme Court held that depositary receipts, which the ADSs fall under, do not constitute share certificates subject to the securities transaction tax.

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

Failing to report the securities transaction tax will result in a penalty of 20% of the tax amount due in case of non-filing and 10% of the underreported tax amount in case of under reporting. However, 40% of the non-filed or underreported tax amount will be due if deemed to be caused by wrongfully intention. The failure to pay the securities transaction tax due will result in imposition of interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the Securities and Exchange Commission. As allowed by the Securities and Exchange Commission, in Item 19 of this annual report, we incorporate by reference certain information we filed with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the website of the Securities and Exchange Commission at www.sec.gov and under the “SEC Filings” section of our investor relations website located at www.gmarket.co.kr/IR.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our exposure to interest rate risk relates to our cash holdings and our cash management policy. The primary objective of our cash management policy is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our cash on-hand primarily consists of cash and cash equivalents and cash on deposit. Although interest income on our cash and cash equivalents and cash on deposit is subject to interest rate fluctuations, due to the short-term nature of these financial instruments we believe these fluctuations will not have a material effect on our financial position. To the extent we continue to renew our financial instruments, any changes in interest rates could have a material effect on our interest income from our deposits and investments, which could in turn have a material adverse effect on our financial condition and results of operations.

Foreign currency risk

As we currently conduct our business primarily in Won, we are not materially affected by changes in foreign exchange rates. While we have started offering overseas websites targeted at the Japanese and Singaporean markets, the e-commerce business generated by these websites have been minimal to date with the combined revenue from the two websites representing approximately 0.01% of our total revenue for the year ended December 31, 2008. However, as revenues and related expenses generated from these overseas websites and the assets and liabilities of our branch offices that operate and support these websites are denominated in the Japanese yen and the Singapore dollar, our net income may be materially affected by the fluctuation of these currencies against the Won once our overseas operations start to significantly expand.

Credit risk

As our cash and cash equivalents are placed with local financial institutions, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. To manage our risk, we select a number of major financial institutions which we believe to be of high credit quality and allocate our cash holdings among such institutions. However, due to the current economic downturn and the volatile financial markets, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings and we may be materially impacted by any widespread failure in the Korean banking sector in the future.

Credit risk also arises from the possibility that our non-seller advertisers may fail to honor their payment obligations on our accounts receivable. However, we do not believe such risk to be material as nearly all of our revenues are derived directly from our sellers through commissions and advance payments. Non-seller advertising revenues for years ended December 31, 2006, 2007 and 2008, represent 4.92%, 3.79% and 4.08% of total revenues for the respective periods.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2008, our disclosure controls and procedures were effective.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this evaluation our Management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Attestation Report of the Registered Public Accounting Firm

Samil PricewaterhouseCoopers, an independent registered public accounting firm, issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2008, which is included in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Samil PricewaterhouseCoopers has served as our independent auditor during the fiscal years ended December 31, 2008 and 2007. All engagements of the principal accountants are pre-approved by our independent audit committee.

The following table presents the aggregate fees for professional services and other services rendered by Samil PricewaterhouseCoopers in 2007 and 2008:

	2007	2008
	(In millions of Korean Won)

Audit fees(1)	695.0	600.0
Audit related fees	—	—
Tax fees(2)	44.9	12.6
All other fees	—

Total	739.9	612.6

Notes:

(1)	Audit Fees consist of fees billed for the annual audit of our financial statements. They also include fees billed for other audit services, which are those services that only the independent auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the Securities and Exchange Commission and other capital markets or local financial reporting regulatory bodies.

(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and other income tax consultation services.

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

ITEM 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

See Item 6.C. “Board Practices — Corporate Governance Practices.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

Balance Sheets as of December 31, 2007 and 2008

Statements of Income for the years ended December 31, 2006, 2007 and 2008

Statement of Other Comprehensive Income for the years ended December 31, 2006, 2007 and 2008

Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008

Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008

Notes to the Financial Statements

ITEM 19.	EXHIBITS

1	Articles of Incorporation of the Registrant, amended as of March 18, 2008 (English Translation) (Incorporated by reference to Exhibit 1.1 of the Form 20-F filed with the Securities and Exchange Commission on June 13, 2008 (000-52060).)
4.1	Lease Agreement, dated March 2007, between Registrant and LIG Insurance Co., Ltd. (English Translation) (Incorporated by reference to Exhibit 4.1 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.2	Lease Agreement, dated September 16 2006, between Registrant and Jin-Ho Park (English Translation) (Incorporated by reference to Exhibit 4.2 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.3	Co-location Service Agreement with Korea Internet Data Center, dated as of August 11, 2005 and amended as of March 31, 2007 (English translation) (Incorporated by reference to Exhibit 4.3 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.4	Standard Terms and Conditions for Buyers, amended as of September 12, 2006 (English Translation) (Incorporated by reference to Exhibit 4.4 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.5	Standard Terms and Conditions for Sellers, amended as of September 12, 2006 (English Translation) (Incorporated by reference to Exhibit 4.5 of the Form 20-F filed with the Securities and Exchange Commission on May 8, 2007 (000-52060).)
4.6	Lease Agreement, dated May 9, 2007, between Registrant and LIG Insurance Co., Ltd. (English Translation) (Incorporated by reference to Exhibit 4.6 of the Form 20-F filed with the Securities and Exchange Commission on June 13, 2008 (000-52060).)

4.7		Lease Agreement, dated July 19, 2007, between Registrant and Jin-Ho Park (English Translation) (Incorporated by reference to Exhibit 4.7 of the Form 20-F filed with the Securities and Exchange Commission on June 13, 2008 (000-52060).)
4.8		Lease Agreement, dated November 29, 2007, between Registrant and AIG Global Real Estate Asia Pacific Inc. (English Translation) (Incorporated by reference to Exhibit 4.8 of the Form 20-F filed with the Securities and Exchange Commission on June 13, 2008 (000-52060).)
4	.9†	Lease Agreement, dated March 4, 2009, between Registrant and LIG Insurance Co., Ltd. (English Translation)
4	.10†	Lease Agreement, dated October 20, 2008, between Registrant and Jin-Ho Park (English Translation)
	11	Form of Code of Ethics (Incorporated by reference to Exhibit 99.1 of the Form F-1/A filed with the Securities and Exchange Commission on June 12, 2006 (333-134794).)
12	.1†	Certification of Registrant’s Chief Executive Office, as required by Section 302 of the Sarbanes-Oxley Act of 2002
12	.2†	Certification of Registrant’s Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
13	.1††	Certification of Registrant’s Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002
13	.2††	Certification of Registrant’s Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002

†	Filed herewith

††	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GMARKET INC.

By:	/s/ Duckjun (D.J.) Lee
Duckjun (D.J.) Lee
Senior Managing Director and Chief
Financial Officer

Date: March 16, 2009

GMARKET INC.

INDEX
December 31, 2006, 2007 and 2008

GMARKET INC.

December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GMARKET INC

In our opinion, the accompanying balance sheets and the related statements of income, of other comprehensive income, of changes in convertible preferred shares and shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of GMARKET INC. (the “Company”) at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 16, 2009

GMARKET INC.

BALANCE SHEETS
December 31, 2007 and 2008

	2007		2008		2008
					Unaudited
					(Note 2)
	(In millions of Won and in thousands
	of Dollars, except per share data)

ASSETS
Current assets
Cash and cash equivalents	~~W~~	48,367	~~W~~	79,470	$51,846
Cash on deposit		190,000		217,000	141,571
Restricted cash		8,110		10,100	6,589
Accounts receivable, net		52,565		51,725	33,745
Current held-to-maturity securities		—		34,000	22,182
Other current assets		8,120		13,256	8,648

Total current assets		307,162		405,551	264,581

Property and equipment, net		23,577		30,546	19,929
Held-to-maturity securities		—		6,000	3,914
Other assets		6,305		10,093	6,585

Total assets	~~W~~	337,044	~~W~~	452,190	$295,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts payable to sellers	~~W~~	147,300	~~W~~	184,221	$120,186
Accounts payable		22,727		28,358	18,501
Deferred revenue and advances		5,196		6,000	3,914
Sales incentive liabilities		8,619		10,955	7,147
Income taxes payable		1,856		5,711	3,726
Other current liabilities		6,480		7,568	4,938

Total current liabilities		192,178		242,813	158,412
Accrued severance benefits		2,781		4,467	2,914
Other liabilities		487		1,085	708

Total liabilities		195,446		248,365	162,034

Commitments and contingencies		—		—	—

Shareholders’ equity
Common shares; ~~W~~100 par value; 200,000,000 and 200,000,000 shares authorized; and 49,747,035 and 50,331,740 shares issued and outstanding as of December 31, 2007 and 2008, respectively		4,975		5,033	3,284
Additional paid-in capital		88,080		93,782	61,183
Accumulated other comprehensive income		—		79	51
Retained earnings		48,543		104,931	68,457

Total shareholders’ equity		141,598		203,825	132,975

Total liabilities and shareholders’ equity	~~W~~	337,044	~~W~~	452,190	$295,009

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2007 and 2008

	2006		2007		2008		2008
							Unaudited
							(Note 2)
	(In millions of Won and in thousands of Dollars, except per share data)

Revenues
Transaction fees	~~W~~	99,252	~~W~~	130,010	~~W~~	152,258	$99,333
Advertising and others		54,881		92,875		126,419	82,476

Total revenues		154,133		222,885		278,677	181,809
Costs and expenses
Cost of revenues		78,954		119,668		144,473	94,254
Sales and marketing		46,427		52,466		54,832	35,772
General and administrative		14,577		24,272		29,744	19,405

Total costs and expense		139,958		196,406		229,049	149,431
Operating income		14,175		26,479		49,628	32,378
Other income
Interest income		5,189		9,195		15,778	10,294
Others, net		202		49		989	645

Income before income tax expenses		19,566		35,723		66,395	43,317
Income tax expenses		3,289		2,420		10,007	6,529

Net income	~~W~~	16,277	~~W~~	33,303	~~W~~	56,388	$36,788

Net income per share
— Basic	~~W~~	371	~~W~~	671	~~W~~	1,126	$0.73
— Diluted		345		659		1,111	0.72
Weighted average number of common shares
— Basic		40,468,471		49,657,673		50,088,204	50,088,204
— Diluted		47,177,311		50,552,784		50,766,344	50,766,344

STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the Years Ended December 31, 2006, 2007 and 2008

	2006		2007		2008		2008
							Unaudited
							(Note 2)
	(In millions of Won and in thousands
	of Dollars, except per share data)

Net income	~~W~~	16,277	~~W~~	33,303	~~W~~	56,388	$36,788

Other comprehensive income
— Foreign currency translation		—		—		79	51
Comprehensive income	~~W~~	16,277	~~W~~	33,303	~~W~~	56,467	$36,839

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006, 2007 and 2008

													Accumulated
	Convertible						Additional		Loan to				Other		Total
	Preferred Shares			Common Shares			Paid-in		Employees for		Retained		Comprehensive		Shareholders’
	Shares	Amount		Shares	Amount		Capital		Stock Purchase		Earnings		Income		Equity
	(In millions of Won except number of shares)

Balance at January 1, 2006	12,576,500	~~W~~	7,339	30,400,000	~~W~~	3,040	~~W~~	518	~~W~~	(389)	~~W~~	(803)	~~W~~	—	~~W~~	2,366
Issuance of common stock	—		—	6,079,710		608		79,003		—		—		—		79,611
Exercise of stock options	—		—	450,000		45		12		—		—		—		57
Stock-based compensation expense	—		—	—		—		831		—		—		—		831
Reclassification to equity due to cancellation of redemption feature	(12,576,500)		(7,339)	12,576,500		1,258		6,081		—		—		—		7,339
Net income	—		—	—		—		—		—		16,277		—		16,277
Repayment of loan to employees for stock purchase	—		—	—		—		—		389		—		—		389

Balance at December 31, 2006	—	~~W~~	—	49,506,210	~~W~~	4,951	~~W~~	86,445	~~W~~	—	~~W~~	15,474	~~W~~	—	~~W~~	106,870
Issuance of common shares from exercise of stock options	—		—	240,825		24		130		—		—		—		154
Stock-based compensation expense	—		—	—		—		1,505		—		—		—		1,505
Impact of adopting Fin 48	—		—	—		—		—		—		(234)		—		(234)
Net income	—		—	—		—		—		—		33,303		—		33,303

Balance at December 31, 2007	—	~~W~~	—	49,747,035	~~W~~	4,975	~~W~~	88,080	~~W~~	—	~~W~~	48,543	~~W~~	—	~~W~~	141,598

Issuance of common shares from exercise of stock options	—		—	584,705		58		3,144		—		—		—		3,202
Stock-based compensation expense	—		—	—		—		2,558		—		—		—		2,558
Foreign currency translation	—		—	—		—		—		—		—		79		79
Net income	—		—							—		56,388		—		56,388

Balance at December 31, 2008	—	~~W~~	—	50,331,740	~~W~~	5,033	~~W~~	93,782	~~W~~	—	~~W~~	104,931	~~W~~	79	~~W~~	203,825

								Accumulated
	Convertible				Additional	Loan to		Other	Total
	Preferred Shares		Common Shares		Paid-in	Employees for	Retained	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Stock Purchase	Earnings	Income	Equity
	(In thousands of Dollars except number of shares) (Note 2) (Unaudited)

Balance at December 31, 2007	—	$—	49,747,035	$3,246	$57,463	$—	$31,669	$—	$92,378
Issuance of common shares from exercise of stock options	—	—	584,705	38	2,051	—	—	—	2,089
Stock-based compensation expense	—	—	—	—	1,669	—	—	—	1,669
Foreign currency translation	—	—	—	—	—	—	—	51	51
Net income	—	—				—	36,788	—	36,788
Balance at December 31, 2008	—	$—	50,331,740	$3,284	$61,183	$—	$68,457	$51	$132,975

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2007 and 2008

	2006		2007		2008		2008
							Unaudited
							(Note 2)
	(In millions of Won and in thousands of Dollars)

Cash flows from operating activities
Net income	~~W~~	16,277	~~W~~	33,303	~~W~~	56,388	$36,788
Adjustments
Depreciation and amortization		3,347		6,667		9,872	6,441
Stock-based compensation expense		850		1,505		2,558	1,669
Provision for bad debt		215		172		120	78
Provision for severance benefits		1,039		1,647		2,269	1,480
Deferred tax assets		(767)		(2,305)		371	242
Provision for loyalty program reserve		6,400		4,970		7,116	4,642
Others, net		183		440		819	534
Changes in operating assets and liabilities
Accounts receivable		(17,792)		(18,884)		814	531
Amounts payable to sellers		10,141		43,701		36,921	24,087
Accounts payable		8,383		3,485		5,631	3,674
Deferred revenue and advances		1,352		1,664		803	524
Other assets		(2,308)		(1,368)		(6,755)	(4,407)
Other current liabilities		2,635		(1,476)		164	107
Payment of accrued severance benefits		(70)		(263)		(583)	(381)

Net cash provided by operating activities		29,885		73,258		116,508	76,009

Cash flows from investing activities
Increase in cash on deposit, net		(88,827)		(50,602)		(27,000)	(17,615)
Increase in restricted cash, net		(4,300)		(1,710)		(1,990)	(1,298)
Proceeds from sale of held-to-maturity securities		—		4,000		—	—
Purchase of held-to-maturity securities		—		—		(40,000)	(26,096)
Purchase of property and equipment		(14,749)		(10,614)		(16,795)	(10,957)
Increase in other investing activities, net		(4,033)		(1,049)		(2,822)	(1,840)

Net cash used in investing activities		(111,909)		(59,975)		(88,607)	(57,806)

Cash flows from financing activities
Issuance of common shares, net		79,611		—		—	—
Proceeds from exercise of stock options		57		154		3,202	2,089
Decrease (increase) in loan to employees for stock purchase		388		—		—	—

Net cash provided by financing activities		80,056		154		3,202	2,089

Net increase (decrease) in cash and cash equivalents		(1,968)		13,437		31,103	20,292
Cash and cash equivalents
Beginning of year		36,898		34,930		48,367	31,554

End of year	~~W~~	34,930	~~W~~	48,367	~~W~~	79,470	$51,846

Supplemental cash flow disclosures
Cash paid for income taxes	~~W~~	543	~~W~~	6,163	~~W~~	5,185	$3,383
Non-cash investing and financing activities:
Reclassification of held-to-maturity bond to current held-to-maturity bond	~~W~~	4,000	~~W~~	—	~~W~~	—	$—
Conversion of preferred stock to common stock	~~W~~	1,258	~~W~~	—	~~W~~	—	$—
Reclassification of financial instruments from non-current to cash on deposit	~~W~~	380	~~W~~	5,000	~~W~~	—	$—

The accompanying notes are an integral part of these financial statements.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008

1.	Description of Business

Gmarket Inc. (the “Company”) operates a retail e-commerce marketplace in Korea offering buyers a wide selection of products at competitive prices and sellers a comprehensive, end-to-end sales solution. The Company’s e-commerce marketplace facilitates the purchase and sale of small and big volumes of products among a large number of buyers and sellers in a convenient, cost effective and secure manner. The Company derives revenue from transaction fees on the sale of products completed on our website, advertising service and membership fees. The Company’s e-commerce marketplace is primarily located at www.gmarket.co.kr.

2.	Convenience Translation into United States Dollar Amounts (Unaudited)

The Company reports its financial statements using the Korean Won. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of ~~W~~1,532.8 to one Dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on February 28, 2009. Such translations should not be construed as representations that the Won amounts represent, have been, or could be, converted into, Dollars at that or any other rate.

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

Revenue recognition

The Company’s net revenues are derived from fees associated with transactions, advertising services and membership programs. Revenues from transaction fees are derived from commissions paid by sellers on the Company’s e-commerce marketplace. Revenues from advertising are derived from the sale of online banners and premium listing and keyword search to sellers, and sale of advertisement to non-sellers. Other revenues are derived from the sale of membership programs and delivery services.

Transaction fees

The Company’s e-commerce customers are sellers of merchandise from which the Company receives commissions based on the gross merchandise value of each successfully executed transaction. In addition to providing the marketplace, the Company also facilitates the collection of cash from buyers and the remittance of that cash, net of commission paid to the Company’s customer (the seller). The Company is not the primary obligor to the transaction between the seller and the buyer as the title to the goods passes directly from the seller to the buyer and the Company does not bear the risk of credit loss other than its own commission. Therefore, commissions earned by the Company are recorded as revenue, on a net basis, upon the completion of the services. Standard market terms allow for the return of goods to the seller from the buyer within a seven day period from delivery date under certain circumstances after which the Company refunds the amounts collected to the buyer. The Company records a reserve for estimated refunds based on our historical experience as a reduction of revenues from transaction fees.

As service transactions have a refundable provision available to the buyer, the Company has elected to apply the above policy for our transaction fees using an analogy to the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 48 Revenue Recognition When Right of Return Exists. The Company has satisfied the criteria in SFAS No. 48 as, the commission fee is fixed at the outset, the buyers and sellers of goods have economic

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

substance apart from the Company, and the Company does not have any significant obligations for future performance once the buyer’s payment is confirmed and the Company can reasonably estimate the amount of future refunds based on our specific historical experience. As the buyer has only seven days from delivery date to return the goods purchased, the Company is able to compare estimated refund returns for a period to the actual amount of returns for such period due to this short return period.

Advertising and other

The Company recognizes advertising and membership program revenue ratably over the term of the contract or subscription period. The duration of the banner and premium listing advertising has ranged from one day to one year, and the duration of membership program has ranged from three months to one year.

During 2006, the Company began to provide integrated and international delivery services where the Company contracts with couriers to provide product delivery services. The Company applied the guidance provided in EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent in recognizing integrated and international delivery service revenue on a gross basis.

Mileage program

Registered buyers may earn mileage through purchasing eligible products. Once a registered user has accumulated more than 10,000 mileages, that user may convert those mileages to G Cash (which in turn is convertible into cash). The mileage program reserve calculation incorporates judgments and assumptions regarding expected customer earnings and redemption patterns and is based on specific historical experience. In accordance with EITF No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company records the sales incentive as a reduction of revenue. Changes in mileage program reserves for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	1,980	~~W~~	3,565	~~W~~	3,909
Provision for mileage program reserves		3,640		3,220		4,993
Redemptions		(2,055)		(2,876)		(3,342)

Balance at end of year	~~W~~	3,565	~~W~~	3,909	~~W~~	5,560

Discount coupons and stamps

The Company accounts for discount coupons and stamps as sales incentives in accordance with EITF 01-9. Accordingly, the Company recognizes the cost of these sales incentives at the later of the date at which the related revenue is recognized by the Company, or the date at which the sales incentive is offered. The Company classifies the cost of the sales incentives as a reduction of revenue. Discount coupons can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. Stamps are mainly used to enter events where the buyer has a chance of winning a discount coupon or some other prize. A reserve is recorded on the balance sheet until the coupons or stamps are used in a purchase transaction or until the sales incentive expires. The reserve is measured based on the Company’s best estimate of the fair value associated with utilization of the coupons and stamps. In cases where a buyer earns a stamp as a result of a purchase transaction and then successfully converts this stamp into a coupon, the related reserve in respect of the stamp is released and a reserve is created in respect of the discount coupon.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Changes in stamps reserves for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	264	~~W~~	2,970	~~W~~	4,560
Issuance		6,564		9,877		9,932
Utilization		(3,858)		(8,287)		(9,286)

Balance at end of year	~~W~~	2,970	~~W~~	4,560	~~W~~	5,206

The reserve for discount coupons was ~~W~~73 million, ~~W~~150 million, ~~W~~189 million as of December 31, 2006, 2007 and 2008, respectively.

Cost of revenues

Cost of revenues consists of credit card fees and charges from bank and other institutions, click through fees that are paid to portals and search engines, network and systems maintenance fees, salaries and other benefits relating to transactions, depreciation and amortization pertaining to the e-commerce platform.

Sales and marketing

Sales and marketing expenses are comprised primarily of advertising, promotions and fees paid to third-party service provider that operates the Company’s call center, all of which are expensed as incurred. Expenses incurred by the marketing department related to marketing and promotion are recorded as sales and marketing expenses under operating expenses.

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~27,350 million, ~~W~~31,962 million and ~~W~~32,126 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Research and development costs

The Company’s research and development costs, which are personnel expenses incurred in connection with research and development activities, are expensed as incurred and included in general and administrative expenses. The Company incurred ~~W~~2,934 million, ~~W~~5,401 million and ~~W~~6,963 million for the years ended December 31, 2006, 2007 and 2008, respectively as research and development.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. Cash equivalents include demand deposit and investments in money market mutual funds.

Cash on deposit

Cash on deposit includes time deposits held with several financial institutions, with maturities greater than three months but one year or less. Interest rates range from 5.4% to 7.7% per annum.

Restricted cash

Restricted cash consists of cash on deposit pledged as collateral to credit card companies to secure transactions as well as cash on deposit as required by the E-Commerce Consumer Seller Protection Act of the Republic of Korea. As the restrictions renew every year, the restricted cash amounts are classified as current assets.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, cash on deposit, accounts receivable, accounts payable and amounts payable to sellers approximate fair value because of the short maturity and highly liquid nature of these instruments.

Concentrations of credit risk

Cash and cash equivalents, cash on deposit, restricted cash and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, cash on deposit and restricted cash are placed with several financial institutions, of which approximately 34% of such amounts are held at one financial institution. Management believes these financial institutions are of high credit quality.

Accounts receivable balances consist of amounts owed to the Company by buyers of merchandise on the website and advertising customers, payment for which is settled through credit cards and electronic bank transfers. The credit card companies are responsible for remitting to us the transaction amount after deducting their fixed service fees ranging between approximately 2.0% and 3.0%. The Company maintains an allowance for doubtful accounts based upon historical experience, the age and delinquency rates of receivables and the credit quality of the customers, as well as economic and regulatory conditions. Determining appropriate allowances for these losses is an inherently uncertain process, and ultimate losses may vary from the current estimates.

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

Accounting for the impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flow the assets are expected to generate. During 2006, 2007 and 2008, no amount was recorded as impairment loss of long-lived assets.

If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long-lived assets.

Amounts payable to sellers

Contractual terms with sellers require the Company to remit the proceeds from each transaction (net of commission) to the seller between seven and 30 days after the completion of the transaction. This time lag generally allows the Company to process all credits and other adjustments to the selling price with the buyer. These amounts are presented as amounts payable to sellers on the balance sheet.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Internal-use software and website development cost

The Company applies the provisions of EITF 00-2, Accounting for Web Site Development Costs. The costs incurred in the preliminary project and post implementation stage of the development effort and the subsequent costs associated with maintaining the website are expensed. Costs associated with the application development stage of the project are capitalized. However, during the years ended December 31, 2006, 2007 and 2008, the Company did not make significant enhancements to its website that required capitalization.

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

The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Service. The total amount of contributions made to the National Pension Service in 2006, 2007 and 2008 was ~~W~~353 million, ~~W~~652 million and ~~W~~821 million, respectively.

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

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant and recognizes compensation cost as if all awards are expected to vest, recognizing forfeitures as they expect to occur. Refer to note 14 for details of the assumptions used in calculating the fair value of the Company’s stock options.

Foreign currency

The functional currency of branch offices that operate and support the Company’s international websites is the same as the local currency of the respective countries in which the branches operate, Japan and Singapore. Assets and liabilities of these branches are translated into Korean Won at period-end exchange rates, and revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included in “Accumulated other comprehensive income,” a separate component of stockholders’ equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in “Other income, Others, net” in the statements of income.

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

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not to be sustained upon tax examination, based on the technical merits of the position. In May 2007, the FASB issued FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FIN 48-1”). FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted the provisions of FIN 48 and FIN 48-1 on January 1, 2007 and, as a result of the implementation of FIN 48, the Company recognized a ~~W~~1,085 million increase in the liability for unrecognized tax benefits, of which ~~W~~234 million was accounted for as a reduction to the January 1, 2007, balance of retained earnings and ~~W~~254 million and ~~W~~597 million was accounted for as expenses of 2007 and 2008, respectively. See Note 15 — “Income Taxes.”

Earnings per share

Basic earnings per share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share is computed by dividing net income (loss) applicable to shareholders by the weighted average number of shares outstanding, increased by common share equivalents. Common share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, common share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

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

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For the Company, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. The Company believes that the retrospective requirements of SFAS 160 will not have a material impact on the Company’s financial statements.

In February 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2), which delays the effective date of FAS 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. For the Company, FSP 157-2 is effective as of January 1, 2009.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company believes that the adoption of FSP 157-2 will not have a material impact on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. For the Company, SFAS No. 161 is effective as of January 1, 2009. The Company believes that the adoption of SFAS No. 161 will not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. For the Company, FSP 142-3 is effective as of January 1, 2009. The Company believes that the adoption of FSP 142-3 will not have a material impact on the Company’s financial statements.

4.	Restricted Cash

The amount of restricted cash, which consists of certain cash on deposit pledged as collateral to credit card companies, as well as cash on deposit as required by the E-Commerce Consumer Seller Protection Act, was ~~W~~8,110 million, and ~~W~~10,100 million as of December 31, 2007 and 2008, respectively.

5.	Held-to-maturity Securities

The Company’s current and non-current held-to-maturity securities consist of investments in corporate bonds, which were recorded at amortized cost. The amortized cost of these securities approximates their fair market value. The securities interest rates are fixed and range from 5.7% to 7.7% per annum. As of December 31, 2008, the Company’s current and non-current held-to-maturity securities were classified based on the securities’ maturity dates. The current held-to maturity securities of ~~W~~34,000 million are due during 2009. The non-current held-to-maturity securities of ~~W~~6,000 million are due by June 2014.

6.	Accounts Receivable

Included within the accounts receivable balance as of December 31, 2008 is ~~W~~13,268 million receivable from Mobilians (a mobile phone payment solution provider), ~~W~~11,779 million from BC Card, ~~W~~6,151 million from Hyundai Card and ~~W~~6,094 million from Samsung Card. There are no other balances with any parties that represent greater than 10% of the total accounts receivable balance.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	118	~~W~~	333	~~W~~	505
Provision for allowances		215		172		168
Reversal		—		—		(48)
Write-offs		—		—		(285)

Balance at end of year	~~W~~	333	~~W~~	505	~~W~~	340

8.	Property and Equipment, Net

Property and equipment as of December 31, 2007 and 2008 consist of the following:

	2007		2008
	(In millions of Won)

Furniture and fixtures	~~W~~	2,837	~~W~~	3,401
Servers and equipment		24,007		36,518
Purchased software		8,299		12,019

		35,143		51,938
Less: accumulated depreciation and amortization		(11,566)		(21,392)

	~~W~~	23,577	~~W~~	30,546

9.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	428	~~W~~	1,397	~~W~~	2,781
Provisions for severance benefits		1,039		1,647		2,269
Severance payments		(70)		(263)		(583)

Balance at end of year	~~W~~	1,397	~~W~~	2,781	~~W~~	4,467

10.	Commitments and Contingencies

Lease Arrangements

The Company has lease obligations under certain non-cancelable operating leases.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments with respect to these operating leases, as of December 31, 2008, are as follows:

	Operating
	Leases
	(In millions of Won)

2009	~~W~~	2,320
2010		1,483
2011		247

Total	~~W~~	4,050

There are no material capital leases at December 31, 2007 and 2008.

Outsourcing Arrangements

The Company has contracts with third parties to outsource the management of its servers and network. The contracts are renewed annually. The Company recorded expense of ~~W~~3,270 million, ~~W~~5,067 million and ~~W~~5,078 million under the contracts for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company has a contract with a third party to outsource its call center services. The contract is renewed annually. The Company recorded expense of ~~W~~11.642 million, ~~W~~11,333 million and ~~W~~13,310 million under the contract for the years ended December 31, 2006, 2007 and 2008, respectively.

Litigation and Other Legal Matters

The Company is subject to various legal and government proceedings incidental to the normal conduct of business, including, but not limited to claims, suits and actions relating to intellectual property related matters, as well as actions with respect to products sold on the Company’s website. The ultimate outcome of these matters, individually and in the aggregate, is not expected to have a material impact on the Company’s results of operations or financial position.

11.	Stock Split

On December 2, 2005, the Company’s shareholders approved a 50-for-1 stock split, which became effective on January 5, 2006. Holders of the Company’s common shares and preferred shares as of record date of December 2, 2005 received 29,792,000 and 12,324,970 additional shares, respectively. Basic and diluted earnings per share were ~~W~~1,126 and ~~W~~1,111 per share, respectively, for the year ended December 31, 2008. These financial statements retroactively reflect the impact of the stock split.

12.	Convertible Preferred Shares

On December 30, 2004, the Company issued 251,530 shares of Series A convertible redeemable preferred shares (the “Preferred Shares”) with a par value of ~~W~~100 per share for total proceeds of ~~W~~7,907 million, less issuance costs of ~~W~~733 million.

The issue price of the Preferred Shares was denominated in United States Dollars at $0.60 per share. Based on the exchange rate between the Dollars and the Won on the date the transaction was completed (US$1 = ~~W~~1,040.40), the Company received ~~W~~629 per share or total gross proceeds of ~~W~~7,907 million.

On December 2, 2005, the Company’s shareholders approved a 50-for 1 stock split, which became effective on January 5, 2006. As a result of the stock split, the total outstanding Preferred Shares became 12,576,500 shares.

On June 19, 2006, all of the Preferred Shares were converted to Common Shares.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

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

Options granted before 2005 vest over a two year period from grant date and expire after nine years. Options granted during 2005, 2006, 2007 and 2008 vest 50% after two years with the remaining 50% vesting monthly in equal increments over the following 24 months and expire between nine and eleven years after grant date. Vesting of options is contingent on the employee remaining in employment during the vesting period. Compensation expense is recorded based on the grant date fair value using the Black-Scholes model and the straight-line amortization method. The following weighted average assumptions for grants in 2006, 2007 and 2008 were utilized to determine the fair value of equity-based awards at the date of grant:

	2006	2007	2008

Expected volatility	70%	65.6~73.4%	61%
Weighted-average volatility	70%	72.3%	61.2%
Expected dividends	0%	0%	0%
Expected term (in years)	3	3	3
Risk free interest rate	4.79%	4.75~5.33%	5.13%

For the years ended December 31, 2006, 2007 and 2008, the Company recorded ~~W~~850 million, ~~W~~1,505 million and ~~W~~2,558 million, respectively, as stock-based compensation expense.

A summary of option activity under the Plan as of December 31, 2008, and changes during the year then ended is presented below

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
		Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value
					(Million)

Outstanding at January 1, 2008	1,741,466	~~W~~	8,401
Granted	600,000		19,694
Forfeited	72,710		15,351
Exercised	584,705		5,478

Outstanding at December 31, 2008	1,684,051		13,139	4.3	~~W~~	14,403

Vested and exercisable at December 31, 2008	350,721		4,708	5.9		4,478
Expected to vest at December 31, 2008	1,060,209		15,547	7.4		6,515

The weighted-average grant-date fair value of options granted during the years 2006, 2007, and 2008 was ~~W~~4,200, ~~W~~8,181, and ~~W~~9,100, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008, was ~~W~~3,858 million, ~~W~~3,711 million, and ~~W~~8,511 million, respectively.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, there was ~~W~~6,110 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of shares vested during the years ended December 31, 2006, 2007, and 2008, was ~~W~~44 million, ~~W~~1,435 million, and ~~W~~1,791 million, respectively.

Cash amounting to ~~W~~3,202 million was received in respect of stock options exercised during 2008.

15.	Income Taxes

Income tax expense for the years ended December 31, 2006, 2007 and 2008 consist of the following:

	2006		2007		2008
	(In millions of Won)

Current income taxes	~~W~~	4,056	~~W~~	4,725	~~W~~	9,636
Deferred income taxes		(767)		(2,305)		371

Total income tax expenses	~~W~~	3,289	~~W~~	2,420	~~W~~	10,007

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2007 and 2008 are as follows:

	2007		2008
	(In millions of Won)

Current deferred income tax assets (liabilities)
Accrued expenses	~~W~~	1,078	~~W~~	1,011
Accrued income		(1,539)		(1,929)
Sales incentive liabilities		2,370		2,386
Other		581		295

Current deferred income tax assets	~~W~~	2,490	~~W~~	1,763

	2007		2008
	(In millions of Won)

Non-current deferred income tax assets (liabilities)
Provisions for severance benefits	~~W~~	497	~~W~~	668
Depreciation and amortization		339		525

Non-current deferred income tax assets	~~W~~	836	~~W~~	1,193

Realization of the future tax benefits related to the deferred income tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during the temporary differences reverse.

The Company generated sufficient taxable profits during the years ended December 31, 2006, 2007 and 2008, such that, management determined that it is more likely than not that the Company will realize its deferred income tax assets in the future and, accordingly, has not recorded a valuation allowance at December 31, 2006, 2007 and 2008.

The statutory income tax rate applicable to the Company was 27.5% in 2006, 2007 and 2008.

Current deferred income tax assets are recorded within “Other Current Assets”, and non-current deferred income tax assets are recorded within “Other Assets” on the balance sheet.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

As an eligible venture company under the Special Tax Treatment Control Law of Korea, the Company is entitled to a reduced tax rate of 13.75% for eligible taxable income, which is 50% of the statutory tax rate and effective until 2008. From January 1, 2009, the Company is entitled under the Special Tax Treatment Control Law of Korea to a reduced tax rate of 21.78% for eligible taxable income which is 90% of the statutory tax rate. This reduced rate is currently effective until December 31, 2009. From January 1, 2010, the Company will be subject to a statutory tax rate of 22.0% for taxable income.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2006		2007		2008
	(In millions of Won)

Tax expense at Korean statutory tax rate	~~W~~	5,381	~~W~~	9,811	~~W~~	18,228
Income tax exemptions		(2,129)		(5,497)		(6,156)
Income tax credits		(164)		(2,321)		(2,633)
Expenses not deductible for tax purpose		221		427		568
Other		(20)		—		—

Total income tax expense	~~W~~	3,289	~~W~~	2,420	~~W~~	10,007

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

	2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	220	~~W~~	453
Additions based on tax positions related to the current year		233		554

Balance at end of year	~~W~~	453	~~W~~	1,007

At December 31, 2008, the Company had a liability for unrecognized tax benefits of ~~W~~1,007 million, which if recognized would effect the effective income tax rate, and an accrual of ~~W~~78 million for the payment of related interest. During 2008, the Company recognized ~~W~~554 million of unrecognized tax benefits and ~~W~~43 of interest accrued. Interest accrued is recorded within other liabilities on the balance sheet and as income tax expenses in the statement of income. The Company’s policy is to record any penalties associated with uncertain tax positions as income tax expense in the statement of income.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company is subject to taxation in the Republic of Korea. The Company’s tax years for 2004, 2005, 2006, 2007, and 2008 are subject to examination by the tax authorities. With few exceptions, the Company is no longer subject to Korea national or local examinations by tax authorities for years prior to 2004.

GMARKET INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

16.	Earning Per Share

The components of basic and diluted earnings per share are as follows:

	2006		2007		2008
	(In millions of Won except number of common shares and per share amount)

Basic earnings per shares
Net income	~~W~~	16,277	~~W~~	33,303	~~W~~	56,388
Amounts allocated to participating preferred shareholders		(1,260)		—		—

Net income applicable to common shareholders		15,017		33,303		56,388

Weighted average common shares outstanding		40,468,471		49,657,673		50,088,204
Basic earnings per share	~~W~~	371	~~W~~	671	~~W~~	1,126
Diluted earnings per shares
Net income	~~W~~	16,227	~~W~~	33,303	~~W~~	56,388

Weighted average common shares outstanding		40,468,471		49,657,673		50,088,204
Assumed exercise of stock options		851,293		895,110		678,140
Assumed conversion of convertible preferred shares		5,858,548		—		—

Adjusted weighted average shares — diluted		47,177,311		50,552,784		50,766,344
Diluted earnings per share	~~W~~	345	~~W~~	659	~~W~~	1,111
Stock options excluded from diluted earnings per share because their effect would have been anti-dilutive		—		350,308		521,000

17.	Related Party Transactions

As of December 31, 2005, the Company had non-interest bearing loans to directors, executive officers and employees for stock purchases amounting to ~~W~~389 million, which were fully repaid during 2006.

Interpark Corporation, Yahoo! Inc. and Yahoo! Korea are major shareholders and related parties of the Company. The Company considers Interpark Corporation and its subsidiaries, Yahoo! Inc. and Yahoo! Korea to be related parties.

During the years ended December 31, 2006, 2007 and 2008, there were transactions with the Company’s related parties as follows:

	2006		2007		2008
	(In millions of Won)

Revenue	~~W~~	210	~~W~~	417	~~W~~	1,317
Operating expenses		3,652		4,049		4,654
Accounts receivable		42		29		57
Leasehold and other deposits		114		—		—
Amounts payable to sellers		335		807		661
Accounts payable and accrued expenses		457		568		338